1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 14, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Submission proof (3): 11 September 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited (the “Company”), you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1171)

MAJOR TRANSACTION

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL IN

FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the extraordinary general meeting of the Company (the “EGM”) to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Friday, 30 October 2009 are set out on pages 371 to 373 of this circular.

Whether or not you are able to attend the EGM, you are strongly urged to complete and sign the accompanying form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible, but in any event, no later than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof); and for holders of Domestic Shares, the proxy form shall be lodged with the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible, but in any event, no later than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM (or any adjournment thereof) should you so wish.

11 September 2009

i

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ASX”	Australian Securities Exchange;

“AUD”	the lawful currency of Australia;

“Austar”	Austar Coal Mine Pty Limited, a wholly-owned subsidiary of Yanzhou Australia, is a company incorporated under the laws of Australia;

“Australian Corporations Act”	the Corporations Act 2001 (Cth) of Australia;

“Board”	the board of Directors;

“Business Day”	a day that is: (a) a business day within the meaning given in the ASX Listing Rules; and (b) a day that banks are open for business in Sydney;

“CHPP”	Coal Handling and Preparation Plant;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Competing Proposal”	is, in summary, any proposal by a third party to acquire 20% or more of the shares (or a 20% economic interest) in Felix, or to gain effective control over Felix (including by controlling the composition of Felix Board), or directly or indirectly acquire a significant shareholding or economic interest in the Felix Group (not including in relation to the in-specie distribution of SA Coal shares to Felix Shareholders);

“Conditions”	the conditions to the Scheme becoming effective, as set out in the Scheme Implementation Agreement;

“Controlling Shareholder”	Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Court”	the Federal Court of Australia or any other court of competent jurisdiction under the Australian Corporations Act agreed in writing by Felix and the Company;

“Dividend Adjusted 1 Month VWAP”	1 month VWAP prior to the first announcement date (14 August 2009) of the Transaction adjusted for the permitted dividends of up to AUD1.00 per share and SA Coal divestment of AUD0.05 per share;

“Directors”	the directors of the Company;

“Effective”	the coming into effect, pursuant to section 411(10) of the Australian Corporations Act, of the order of the Court made under section 411(4)(b);

“Effective Date”	the date on which the Scheme becomes effective;

“Enlarged Group”	the Group after the conclusion of the Transaction;

“Exclusivity Period”

the period commencing on the date of the Scheme Implementation Agreement and ending on the earlier of:

(a) the date the Scheme Implementation Agreement is terminated in accordance with its terms; or

(b) the Effective Date;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to consider, and if thought fit, to approve, among other things, the Transaction, including any adjournment in respect thereof;

“Felix”	Felix Resources Limited, a company incorporated under the laws of Australia, the shares of which are listed on ASX;

“Felix Board”	the board of directors of Felix;

“Felix Director(s)”	the directors of Felix;

“Felix Group”	Felix and its related entities which are: (a) any Related Body Corporate of Felix; (b) any entity that is in a consolidated financial reporting group with Felix; and (c) any entity controlled by Felix;

“Felix Option Rights”	the rights to receive options issued by Felix to subscribe for the Felix Shares under the Felix Resources Operations General Manager’s Equity Participation Plan and the Felix Resources CFO/General Manager’s Equity Participation Plan;

“Felix Shares”	fully paid ordinary shares in Felix;

“Felix Shareholders”	the shareholders of Felix;

“First Court Date”	the first day on which the application made to the Federal Court of Australia or any other court of competent jurisdiction for orders under section 411(1) of the Corporations Act that the meeting of Felix Shareholders be convened is heard;

“Group”	the Company and its subsidiaries from time to time;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited;

“IMC”	International Marine Corporation Group of Singapore;

“Independent Expert”	the independent expert appointed by Felix in accordance with the Scheme Implementation Agreement;

“Independent Expert’s Report”	the report in connection with the Scheme to be prepared by the Independent Expert in accordance with the Australian Corporations Act, and Australian Securities and Investments Commission policy and practice, for inclusion in the Scheme Booklet;

“Itochu”	Itochu Corporation of Japan;

“JORC Code”	the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, which sets out minimum standards, recommendations and guidelines for Public Report in Australia of Exploration Results, Mineral Resources and Ore Reserves;

“Korean Consortium”	a consortium consisting of KORES; Korea Electric Power Corporation; Korea-South East Power Co., Ltd.; Korea Midland Power Co., Ltd.; Korea Western Power Co., Ltd; Korea Southern Power Co. Ltd.; and Hanwha Corporation of Korea;

“KORES”	Korea Resource Corporation, an entity owned by the Korean government;

“Latest Practicable Date”	11 September 2009, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“LTCC”	Longwall Top Coal Caving;

“Mt”	million tonnes;

“NCIG”	Newcastle Coal Infrastructure Group, which is responsible for the construction and operation of terminal 3 at the Port of Newcastle in Australia;

“PRC” or “China”	the People’s Republic of China;

“Related Body Corporate” or “Related Bodies Corporate”	has the meaning ascribed to it in the Australian Corporations Act, and in relation to Felix means: (a) a holding company of Felix; (b) a subsidiary of Felix; or (c) a subsidiary of a holding company of Felix;

“RMB”	Renminbi, the lawful currency of the PRC;

“SA Coal”	South Australian Coal Corp. Pty Limited, a wholly owned subsidiary of Felix, holds coal and mineral exploration tenements in South Australia;

“Scheme”	the proposed scheme of arrangement between Felix and the scheme participant under Part 5.1 of the Australian Corporations Act, the implementation of which will give effect to the Transaction, subject to any alterations or conditions made or required by the Federal Court of Australia or any other court of competent jurisdiction under section 411(6) of the Australian Corporations Act and approved in writing by the Company and Felix;

“Scheme Booklet”	the information to be dispatched to Felix Shareholders and approved by the Court, including the Scheme, explanatory statement in relation to the Scheme issued pursuant to section 412 of the Australian Corporations Act and registered with the Australian securities and Investments Commission, the Independent Expert’s Report, the deed poll, a tax opinion on the Scheme provided by Felix’ taxation advisers, a summary of the Scheme Implementation Agreement and notice convening the Scheme Meeting (together with proxy forms);

“Scheme Consideration”	AUD16.95 for each Felix Share or such other amount as agreed between the Company and Felix;

“Scheme Implementation Agreement”	the agreement dated 13 August 2009 entered into between the Company and Felix pursuant to which Felix will recommend the Scheme to Felix Shareholders by means of which the Company will, subject to the Conditions being fulfilled or waived, acquire all the Felix Shares;

“Scheme Meeting”	the meeting ordered by the Court to be convened pursuant to section 411(1) of the Australian Corporations Act in respect of the Scheme;

“Scheme Participant”	each person who is a Felix Shareholder as at the Scheme Record Date other than any Felix Shares held by the Company, Austar or any of their associates;

“Scheme Record Date”	means 7:00p.m. on the fifth Business Day following the date on which the Scheme becomes Effective, or such other date as Felix and the Company may agree in writing;

“Second Court Date”	the first day on which an application made to the Federal Court of Australia or any other court of competent jurisdiction for an order in relation to the Scheme made pursuant to section 411(4)(b) of the Corporations Act is heard;

“Shares”	A Shares and H Shares;

“Shareholder(s)”	the shareholder(s) of the Company;

“Sojitz”	Sojitz Corporation of Japan;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Superior Proposal”

a bona fide Competing Proposal received after the date of the Scheme Implementation Agreement which the Felix Board determines, acting in good faith and in order to satisfy what the Felix Board considers to be its fiduciary and statutory duties (after having taken advice from its legal and financial advisers):

(a) is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

(b) would, if completed substantially in accordance with its terms, be more favourable to the Felix Shareholders than the Scheme, taking into account all the terms of the Competing Proposal;

“Third Party”	any of the following: (i) a person other than the Company or any of its Related Bodies Corporate; or (ii) a consortium, partnership, limited partnership, syndicate or other group in which neither the Company nor any of its Related Bodies Corporate has agreed in writing to be a participant;

“Transaction”	the proposed acquisition by the Company (or a wholly-owned subsidiary of the Company) of all of the Felix Shares pursuant to the Scheme between Felix and Felix Shareholders under Part 5.1 of the Australian Corporations Act;

“UCC”	Ultra Clean Coal;

“VWAP”	volume weighted average price;

“Yancoal Australia”	Yancoal Australia Pty Limited, a wholly-owned subsidiary of the Company in Australia, is a company incorporated under the laws of Australia;

%	per cent.

Notes:

1.	Where amounts in Hong Kong dollars have been derived from Renminbi which have been derived from Australian dollars, such conversions are for the convenience of the readers only, and except as otherwise indicated, have been made at the rate of HKD1.00 to RMB0.8799 and AUD1.00 to RMB5.6859 respectively, as published by the Bank of China on 13 August 2009.

2.	Unless otherwise stated, a reference to any time contained in this circular is a reference to that time in Hong Kong.

3.	In this circular, the English names of the PRC entities are direct translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistencies, the Chinese names shall prevail.

LETTER FROM THE BOARD YANZHOU COAL MINING COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun
Zhang Baocai
Dong Yunqing

Independent non-executive Directors:	Principal place of business in Hong Kong:
Pu Hongjiu	Rooms 2608-10
Zhai Xigui	26/F., The Center
Li Weian	99 Queen’s Road Central
Wang Junyan	Hong Kong

11 September 2009

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL IN

FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

Reference is made to the announcement made by the Company dated 13 August 2009. The Directors announced that, on 13 August 2009, the Company entered into a binding Scheme Implementation Agreement with Felix, a corporation incorporated in Australia with shares listed on ASX, pursuant to which, Felix Directors will unanimously recommend the Scheme to Felix

Shareholders by means of which the Company will, subject to the Conditions being fulfilled or waived, acquire all of the Felix Shares. The total Scheme Consideration for the Transaction will be approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million).

As of the date of this circular, Felix has a total of 196,455,038 issued shares and will have 196,625,038 issued shares by the implementation of the Transaction, assuming the full exercise of 170,000 Felix Option Rights.

The implementation of the Transaction is conditional upon the satisfaction or waiver of the Conditions specified in the Scheme Implementation Agreement, which include but are not limited to obtaining the approvals of the Shareholders, Felix Shareholders and the Federal Court of Australia in respect of the Transaction and as described in the paragraph headed “Conditions” in this circular.

If concluded, the Transaction is anticipated to constitute a major transaction of the Company and will be subject shareholders’ approval requirement in accordance with Chapter 14 of the Hong Kong Listing Rules. The purpose of the circular is to provide you with (i) further information in relation to the terms of the Scheme Implementation Agreement; and (ii) a notice to the Shareholders of the EGM convening for the purposes of considering and, if thought fit, approving, among other things, the Scheme Implementation Agreement and the transactions contemplated thereunder.

THE SCHEME IMPLEMENTATION AGREEMENT

Date: 13 August 2009

Parties:

(i)	the Company; and

(ii)	Felix

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, each of Felix and its ultimate beneficial owners is a third party independent of and not connected with the Company and its connected persons.

As of the date of this circular, Felix has a total of 196,455,038 issued shares and will have 196,625,038 issued shares by the implementation of the Transaction, assuming the full exercise of 170,000 Felix Option Rights.

The Scheme

The Company, through its wholly-owned subsidiary Austar, will acquire the Felix Shares pursuant to the Scheme. Upon completion of the Scheme, all the Felix Shares will be acquired by Austar and the Felix Shareholders will be entitled to receive a cash payment of AUD16.95 per Felix Share.

Scheme Consideration

AUD16.95 (equivalent to approximately HKD109.54 or approximately RMB96.38) in cash for each Felix Share to be paid by the Company on the 8th Business Day after the coming into effect of the order of the Court approving the Scheme. It is expected that the total Scheme Consideration for the Transaction amounts to approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million).

The Scheme Consideration of AUD16.95 for each Felix Share represents a 10.9% premium to the Dividend Adjusted 1 Month VWAP.

Conditions

Pursuant to the Scheme Implementation Agreement, the Transaction is conditional upon the fulfillment or waiver of a number of Conditions, including but not limited to the following, at any time before 8.00 a.m. on the Second Court Date (other than for Condition (xi) below):

(i)	Foreign investment approval – the Company having received no objections from the Australian Treasurer or his agent under the Australian Government’s foreign investment policy to the acquisition by the Company of all of the Felix Shares;

(ii)	PRC regulatory approvals – the Company having obtained all necessary legal and regulatory approvals, consents and authorizations required under the PRC laws in connection with the Transaction including (but not limited to) the National Development and Reform Commission of China, the Shandong Branch of the State-owned Assets Supervision and Administration Commission of China and the China Securities Regulatory Commission;

(iii)	Shareholder’s approval – the Company having obtained approval from two-thirds of the Shareholders (including proxies) present at the EGM in respect of the acquisition of the Felix Shares that are the subject of the Transaction;

(iv)	Financing – the Company entering into sufficient financing arrangements to fund the Transaction;

(v)	No material transactions – no material transactions are undertaken by Felix or any of its subsidiaries unless required to be undertaken by the Felix Group pursuant to the Transaction or to the extent disclosed (including in the Felix budget);

(vi)	Third party consents – Felix obtains a waiver from each relevant party of all rights that might arise as a result of the Transaction under its joint venture agreements, including those in relation to the Ashton coal mining project and Minerva coal mining project;

(vii)	Divestment of SA Coal – removal of SA Coal from the Felix Group; to be effected in the absence of any agreement to the contrary by way of a declaration by the Felix Board of an in specie dividend of shares of SA Coal including the capitalization by Felix by way of further equity contribution in SA Coal of AUD10 million;

(viii)	No material adverse change – no material adverse change occurs in relation to the Felix Group, including an event which diminishes consolidated net assets of the Felix Group by AUD200 million or more, or diminishes the aggregated consolidated annual net profit before tax of the Felix Group over 5 consecutive financial years by AUD100 million or more, or has the result that the Felix Group is unable to carry on its business in substantially the same manner but excluding any event beyond the control of the Felix Group (which includes any event that relates to interest rates, commodity prices or currency exchange rates);

(ix)	No dividends – Neither Felix nor any of its Related Bodies Corporate makes or declares any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) of more than AUD1.00 cash for each Felix Share, except any in specie distribution of shares or dividends made to Felix or between Felix Group members (other than SA Coal);

(x)	Felix Shareholders approval – Felix Shareholders approve the Scheme by the necessary majorities;

(xi)	Australian court approval – the Federal Court of Australia approves the Scheme in accordance with the Australian Corporations Act;

(xii)	No prescribed occurrence – between the date of the Scheme Implementation Agreement and 8:00 a.m. of the Second Court Date, there is no occurrence of any events as defined in the Scheme Implementation Agreement, including (a) any member of the Felix Group resolve to reduce, or reducing, it share capital in any way, or reclassifying, redeeming, combing, splitting or repurchasing directly or indirectly any of Felix Shares; (b) any member of the Felix Group issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such option; (c) any member of the Felix Group issuing, or agreeing to issue, securities convertible into shares or debt securities; (d) any member of the Felix Group making, in aggregate, capital expenditure in excess of AUD5 million on projects not commenced or approved prior to the date of the Scheme Implementation Agreement; (e) any member of the Felix Group acquiring, leasing or disposing of, or agreeing to acquire, lease or dispose of, or offering, proposing or announcing a bid or tenders for, any material business, assets or entity with a value greater than AUS5 million; (f) any member of the Felix Group entering into a contract or commitment restraining it from competing with any person or conducting activities in any market; (g) other than in the ordinary course of business and consistent with past practice or except as provided for in an existing employment contract in place, any member of the Felix Group paying any bonus to, or increasing the compensation of, any officer or employee of any member of the Felix Group; accelerating the rights of any officer or employee of any member of the Felix Group; or amending in any material respect any enterprise bargaining agreement, Australian workplace agreement or employee benefit plan relating to the officers or employees of any member of the Felix Group; or (h) any member of the Felix Group making any change in its accounting methods, principles or practices which would affect the reported consolidated assets, liabilities or results of operations of any member of the Felix Group, etc.;

(xiii)	Independent Expert – the Independent Expert to be appointed by Felix concludes that the Scheme is in the best interests of Felix Shareholders; and

(xiv)	Felix Debt Facilities – Felix receives all necessary consents, waivers and releases in respect of the Transaction under Felix’s debt facilities or has received adequate assurances in relation to a suitable replacement for the relevant facilities.

Each party has agreed to use all reasonable endeavors to procure that each of the Conditions for which it is responsible is satisfied as soon as practicable and that there is no occurrence that would prevent the Conditions for which it is responsible from being satisfied. Most of the Conditions cited above may be waived by one or both parties as specified in the Scheme Implementation Agreement.

Felix Dividend

Pursuant to the Scheme Implementation Agreement, Felix will pay to the Felix Shareholders (i) cash dividends totaling AUD1.00 for each Felix Share (the first payment is expected to be paid to Felix Shareholders on 30 October 2009) funded from Felix’s cash reserves; and (ii) an in-specie distribution of shares in SA Coal (which will have a cash backing of AUD0.05 a share).

Implementation

Felix has agreed to propose the Scheme. Each party has agreed to use all reasonable endeavors and utilise all necessary resources to produce the Scheme Booklet and implement the Scheme on the terms in accordance with the timetable set out in the Scheme Implementation Agreement.

Felix has agreed to commission an Independent Expert’s Report in respect of the Scheme, and to carry on its business and operations in the ordinary course and substantially consistent with the manner in which they have been conducted previously.

Recommendation of Felix Board

Felix has been advised by each of the Felix Directors that they intend to recommend the Transaction to Felix Shareholders. Felix has agreed to use its reasonable endeavors to procure each of the Felix Directors to maintain their recommendation of the Transaction, subject to:

(i)	the Independent Expert concluding that the Transaction is in the best interests of Felix Shareholders; and

(ii)	there being no Superior Proposal (which is, in summary, a publicly announced bona fide counter-proposal from a third party which the Felix Board determines, acting in accordance with its fiduciary duties, is capable of being valued and completed and is more favourable to Felix Shareholders than the Scheme).

Break Fees

The parties have agreed that the Transaction will benefit the parties and their respective shareholders and if the Scheme is not implemented, both parties will incur significant costs. The parties have agreed that a break fee of AUD33.30 million (equivalent to approximately HKD215.18 million or approximately RMB189.34 million) (“Break Fee”) will be payable in the following circumstances:

(i)	Felix will pay the Break Fee to the Company if:

(a)	in the period up to implementation (or termination) of the Scheme, any Felix Director fails to state or publicly changes or withdraws the statement or recommendation that the Transaction is in the best interests of Felix Shareholders, or a Competing Proposal is recommended by a majority of the Felix Board;

(b)	a Competing Proposal is announced or made before the expiry of the Exclusivity Period, and is completed before the first anniversary of the Scheme Implementation Agreement, as a result of which a third party acquires a relevant interest (as defined under the Australian Corporations Act) and/or an economic interest in at least 20% of the shares in Felix Shares; or

(c)	the Scheme Implementation Agreement is terminated by the Company because of Felix’ material breach or breach of Felix’ exclusivity obligations (referred to under the heading “Exclusivity” below); and

(ii)	the Company will pay the Break Fee to Felix if Felix terminates the Scheme Implementation Agreement because of the Company’s material breach or where the Company fails to obtain financing required to fund the Transaction.

Exclusivity

Felix has agreed to the following exclusivity arrangements until implementation (or termination) of the Scheme:

(i)	(No shop restriction) it will not solicit or encourage any Competing Proposals;

(ii)	(No talk restriction) it will not negotiate or enter into discussions with any Third Party in relation to a Competing Proposal; and

(iii)	(No due diligence) it will not provide any due diligence information for the purposes of enabling a Third Party to make a Competing Proposal.

The ‘no talk’ and ‘no due diligence’ restrictions will not apply to a Competing Proposal that is not solicited in breach of the Scheme Implementation Agreement or that the Felix Board determines, in accordance with its fiduciary or statutory duties, to be a Superior Proposal.

Felix is also required to notify the Company of the details of any approaches made to Felix that may potentially lead to a Competing Proposal. If Felix receives a Superior Proposal, Felix’s Board must provide the Company with a five Business Day period within which the Company can put forward a counterproposal. If Felix’s Board decides that such counterproposal produces a superior outcome for the Felix Shareholders than the Competing Proposal, then the counterproposal will be implemented

Termination

The Scheme Implementation Agreement provides for the following termination rights:

(i)	by either party if:

(a)	the resolution to approve the Scheme submitted to the Scheme Meeting is not approved by the requisite majorities of Felix Shareholders;

(b)	the Scheme has not become effective by 31 March 2010 (or such other date agreed by the Company and Felix);

(c)	the Independent Expert concludes that the Scheme is not in the best interests of Felix Shareholders;

(d)	either party materially breaches the Scheme Implementation Agreement and fails to cure such breach within 5 Business Days;

(e)	the Federal Court of Australia refuses to make an order convening the Scheme Meeting or approving the Scheme;

(f)	a court or other regulatory authority issues an order, decree or ruling or takes any other action which permanently restrains or prohibits the Scheme;

(g)	there is a failure of a Condition; or

(h)	an insolvency event as defined in the Scheme Implementation Agreement occurs in relation to either party or material members of the corporate groups of Felix or the Company;

(ii)	by the Company if:

(a)	Felix breaches its exclusivity obligations (referred to in sub-section headed “Exclusivity” above);

(b)	any Felix Director changes or withdraws his recommendation that Felix Shareholders should vote in favour of the Scheme; or

(c)	a Competing Proposal in relation to Felix is recommended, promoted or otherwise endorsed by a majority of Felix Board; and

(iii)	by Felix if Felix Board publicly changes or withdraws its recommendation of the Scheme, or recommends a Superior Proposal in relation to Felix.

BASIS OF DETERMINING OF THE SCHEME CONSIDERATION

The Scheme Consideration of AUD16.95 per shares was determined having regard to overall consideration and complete assessment on factors including, but not limited to the nature and performance of business and state of operation of Felix, future development plans, prevailing commodity price, exchange rate environment as well as the share price on the secondary market of Felix and ultimately after arms’ length negotiation between the Company and Felix.

To better understand the situation of Felix, the Company has carried out due diligence investigation. After taking into consideration the results of the due diligence investigation, the independent financial advisor of the Company considered comparable transaction analysis on Felix, along with a number of valuation methods including discounted cash flow analysis, and made a judgment on the rationality and fairness of the pricing of the Transaction.

The objective of comparable transaction valuation method is to analyze past merger and acquisition transactions and select transactions similar to the Transaction. The pricing of the Transaction was compared with the consideration paid by the acquirer in comparable transactions, with focus on the transaction premium paid by the acquirer.

The conclusions of the comparable transaction valuation method were verified by methods including discounted cash flow valuation. The discounted cash flow valuation was mainly based on the public information and results of the due diligence investigation of Felix. The valuation relied on assumptions for key variables, including total reserves and resources, annual production capacity, coal product mix, operational costs and taxation of all the coal mines owned by Felix. A valuation was performed based on these assumptions.

FINANCING ARRANGEMENTS FOR PAYMENT OF SCHEME CONSIDERATION

On 11 September 2009, the tenth meeting of the fourth session of the Board passed the resolution to adjust the financing scheme for the Transaction. The adjusted financing scheme is: to raise all the funds required for the Transaction by way of bank loans. To be specific, Bank of China Sydney Branch or a syndicate of banks led by Bank of China, Sydney branch will provide all the funds required to be paid for the Transaction to Yancoal Australia by way of bank loans and Yancoal Australia will in turn provide the funds to Austar for the payment of the consideration for the Transaction.

Principal terms of the loan agreement passed by the Board are as follows:

(1)	Borrower:	Yancoal Australia;

(2)	Currency and amount:	USD or AUD, equivalent to RMB20 billion;

(3)	Repayment deadline:	the earlier of 5 years from the date of initial drawdown, or 10 days before the date of expiry of the letter of guarantee issued by Bank of China Shandong Province Branch;

(4)	Guarantee:	the standby letter of credit or letter of guarantee of the USD-or AUD-equivalent of RMB20 billion issued by Bank of China Shandong Province Branch containing the terms and conditions acceptable to the lender.

The tenth meeting of the fourth session of the Board also authorised two Directors, namely Mr. Chen Changchun and Mr. Wu Yuxiang, to carry out necessary amendments on the agreement in relation to financing and to execute the aforesaid loan agreement, guarantee agreement and other necessary documents relating to the financing with parties involved in the adjusted financing scheme.

Recently, Bank of China Sydney Branch has issued financing commitment for the provision of a total amount equivalent to RMB20 billion for the Transaction.

The Company reserves the right to partly fund the Scheme Consideration and related transaction costs through the Group’s current cash reserves if required.

As at 30 June 2009, the Group had cash reserves of approximately RMB11.7 billion (AUD2.0 billion).

These cash reserves are not subject to any security interests, rights of set off or other arrangements that might materially affect the Company’s and Austar’s ability to use these cash reserves to pay the Scheme Consideration.

INDICATIVE TIMETABLE

Below is an indicative timetable for the different stages of the Transaction. The specific time arrangement may be adjusted accordingly depending on the actual status and needs of the project:

13 August 2009	The Company’s first board meeting to consider and pass the resolutions in relation to the Transaction and to approve, confirm and rectify the Scheme Implementation Agreement entered into with Felix.

11 September 2009	The Company’s second board meeting to consider and approve this circular, the financing arrangements for the Transaction and to convene the extraordinary general meeting of the Company.

28 September 2009	First Court Date to approve Felix to convene the meeting of Felix Shareholders for the purpose of approving the Scheme. Upon obtaining the order from the relevant court, Felix will distribute the Scheme Booklet to Felix.

Before 30 October 2009	To obtain approval of the Transaction from the State-owned Assets Supervision and Administration Commission of Shandong Province and Foreign Investment Review Board (FIRB) of Australia.

30 October 2009	The Company’s extraordinary general meeting for the purpose of considering, and if thought fit, approving the Transaction.

Early December 2009	Obtaining approval of the Transaction from the relevant competent authorities including National Development and Reform Commission and China Securities Regulatory Commission.

8 December 2009	Meeting of Felix Shareholders to vote for the Scheme.

10 December 2009	Second Court Date to approve the implementation of the Scheme.

End of December 2009	Completion of the Transaction.

INFORMATION ON FELIX

Felix is a company incorporated under the laws of Australia and whose shares are listed on ASX. The principal activities of Felix are exploring and extracting coal resources, operating, mining, acquiring and developing resource related projects that primarily focus on coal in Australia.

Felix has four major coal operating mines in Queensland and New South Wales, including (i) Ashton underground coal mine, (ii) Ashton open-cut coal mine, (iii) Minerva open-cut coal mine, and (iv) Yarrabee open-cut coal mine; two developing projects, including: (i) Moolarben open-cut coal mine; and (ii) Moolarben underground coal mine; and four exploration assets, including: (i) Athena underground coal mine; (ii) Harrybrandt open-cut coal mine; (iii) Wilpeena open-cut coal mine; and (iv) Phillipson Basin coal mine.

Ashton Underground and Open-Cut Coal Mines

Felix is the operator of the Ashton underground and open-cut coal mines and holds a 60% interest in an unincorporated joint venture with IMC (30%) and Itochu (10%).

There are three mining leases (ML1529, ML1533 and ML1623), one mining lease application (MLA310) and two exploration licences (EL4918 and EL5860) relating to the Ashton Project in the Singleton area of New South Wales, all of which are either current or a renewal has been lodged.

Ashton washes 100% of its ROM coal to produce a semi-soft coking coal and a thermal coal that meets export market coal specifications, which are primarily sold to Asian steel mills. Ashton owns and operates a Coal Handling and Preparation Plant (CHPP) that has a throughput capacity of 6.5Mtpa of ROM coal washing.

Demand for access to port facilities at the Port of Newcastle currently exceeds available capacity with the result that all coal exporters have been allocated shipping quotas. Ashton’s effective allocation is 3.4Mt for FY2010.

Ashton Open-Cut Mine

The current Ashton open-cut mining operation is located in the north-eastern portion of the lease and is known as the North East Open-Cut. Current production is from the Barrett Pit, which commenced in February 2004 and will continue until remaining reserves are exhausted in mid FY2010. It is planned to develop and operate a new open-cut mine (South East Open-Cut) approximately 2km to the south of the north east pit, commencing in mid 2010 financial year after cessation of current mining. A further open-cut opportunity exists in the area above the current underground mine, known as the West Pit.

The open-cut mine is a truck and shovel operation that produces approximately 2.5Mtpa of ROM coal and 1.5Mtpa of saleable semi-soft coking and thermal coal for export. Ashton open-cut has 49.1Mt of reserves and 118.9Mt of resources. At the current production rate, the remaining mine life is approximately 17 years.

Ashton Underground Mine

The underground mine construction commenced in the third quarter of 2005, and longwall operations commenced in 2006. The Ashton underground longwall mine is designed to sequentially mine up to four coal seams, commencing with the uppermost seam (the Pikes Gully Seam).

The longwall mine production rates will vary according to seam geology and mining conditions with a budget annual production rate of up to 3.3Mtpa of ROM coal and 2.0Mt of saleable coal. For the financial year 2009 (year ended 30 June 2009), production from Ashton underground was 1.9Mt of saleable coal. All coal produced from the Ashton underground is semi-soft coking coal for export.

The underground mine has 47.4Mt of reserves and 322.7Mt of resources. The current reserves provide for a remaining mine life of 14 years. Ashton open-cut coal mine and underground mine exported a total of 3.14Mt in the 2009 financial year.

Minerva Open-Cut Coal Mine

Minerva is an open-cut coal mine situated 45km south of Emerald in Queensland’s Bowen Basin and 420km from the Port of Gladstone. Felix owns 51% of Minerva through an unincorporated joint venture with Sojitz (45%) and KORES (4%). Felix is the manager of the Minerva joint venture through its wholly owned subsidiary, Minerva Mining Pty Ltd.

The Minerva mine is a multi seam truck and shovel operation, mining two distinct export products. The coal does not require washing and is crushed and blended to produce a premium thermal coal product and a thermal coal product. The coal is generally low ash, high volatile coal with low sulphur with good burn properties. The first shipped from Minerva was in November 2005, and for the financial year of 2009, coal sales were 2.5Mt.

Minerva has 28.8Mt of reserves and 78.5Mt of resources. At the current production rate, the remaining mine life is approximately 11 years.

Minerva’s thermal products are exported through the Port of Gladstone, primarily to Japanese and Korean power generation and general industry markets.

Yarrabee Open-Cut Coal Mine

Felix holds a 100% interest in the Yarrabee open-cut coal mine. The Yarrabee mine produces and exports PCI (Pulverised Coal Injection) coal and exports thermal coal.

Yarrabee is a truck and shovel operation, which produced 1.5Mt and had coal sales of 1.6Mt of low volatile PCI and thermal coal for export markets in the 2009 financial year. A 2.5Mtpa wash plant was commissioned in July 2009 both on time and under budget, however, the expansion of the mine to 2.8Mtpa was placed on hold in the financial year of 2009 pending an improvement in the market for PCI coal.

There are a number of mining leases (ML80104, ML80049, ML80050, ML1770 and ML80096) which are either current or a renewal has been lodged, relating to the Yarrabee Project in the Central Highlands, Isaac, Blackwater and Northern Blackwater regions of Queensland. There is also a current mineral development lease (MDL160) and a number of exploration licences (EPC717, EPC621, EPC1117, EPC1449, EPC1429, EPC1684 and EPC1668) that are either current applications or a renewal application lodged.

Coal is exported from Yarrabee through the Port of Gladstone, which is owned and operated by the Gladstone Port Authority. The combined capacity of the RG Tanna and Barney Point coal loading terminals is 75Mtpa.

Yarrabee has 27.5Mt of reserves and 117.2Mt of resources. The remaining mine life is expected to be a minimum of 10. It is expected that further exploration and drilling would extend its mine life to at least 20 years. The Yarrabee coal products are mainly sold to customers from Japan, China, Europe and Korea.

Moolarben Development Project

Felix holds an 80% interest in the Moolarben development project in New South Wales, which includes both the Moolarben open-cut and underground coal mines. These two mines will produce high quality export thermal and domestic thermal coal. The Moolarben project is managed and operated by an unincorporated joint venture between Felix (80%), Sojitz (10%) and the Korean Consortium (10%). Felix manages the joint venture and has general marketing responsibilities while Sojitz has exclusive marketing responsibilities in Japan and Hanwha (a member of the Korean Consortium) will market the coal in Korea.

The Moolarben project consists of two mining leases (ML1605 and ML1606) as well as another current mining lease (ML1628). The Moolarben Project also holds a number of pending mining lease applications (MLA316, MLA317, MLA327, MLA331 and MLA319) and three current or renewal pending exploration licences (EL7073, EL7074 and EL6288) all in the area near Orange and Mudgee in New South Wales.

The Moolarben project area is located in the Western coalfields, on the north-west margin of the Sydney-Gunnedah Basin. The coal measures contain a number of coal seams, with the major seam being the Ulan seam, which ranges in thickness between 5 and 13 metres. The full seam will be recovered with open cut mines using excavators and trucks. A partial high quality section of the seam will be recovered with underground mines using longwall mining methods.

Moolarben will be a staged development of up to four open-cut mines and three underground mines as well as a washery, coal handling facility and train loading facilities. Additional infrastructure will include buildings, power supplies, water supplies and access roads.

Coal from Moolarben will be mainly exported through terminal 3, a new coal export terminal being developed at Kooragang Island, at the Port of Newcastle. Felix is a 15.4% shareholder in NCIG (as set out under the heading Newcastle Coal Infrastructure Group below).

Stage 1 approval for Moolarben, granted in September 2007, allowed for three open-cut mines and one underground mine to produce up to 12 Mtpa ROM coal and 10Mtpa of saleable coal. Construction of Stage 1 consisting of an open-cut, a CHPP and train loading facilities commenced in early 2009. Coal mining is planned to commence in late 2009 with first export coal railed in March 2010, in line with the availability of capacity from the NCIG terminal at the Port of Newcastle.

Approval for Stage 2, including two underground mines and one open-cut mine is expected in September/October 2009. Development will commence in the financial year of 2010, with production to coincide with the development of Stage 2 of terminal 3 at the Port of Newcastle, which is expected by mid-2012.

Both open-cut and underground mines are expected to operate concurrently from the financial year of 2013, and at full production will collectively produce up to 16Mtpa ROM coal and 13Mtpa of saleable thermal coal. Moolarben has 356.8Mt of reserves and 706.4Mt of resources, with a mine life of more than 20 years.

The majority of the Moolarben thermal coal product will be sold to several customers in Southeast Asia (mainly in Japan and Korea), with potential for some domestic sales to local power generators. 3.4Mt is already contracted to Korea commencing in early 2010.

SA Coal Exploration Asset

Phillipson Basin is an exploration project (EL3386) that is 100% owned by Felix’s subsidiary, SAC. Phillipson Basin is located in central South Australia. Total resources of 515Mt, inclusive of 160.3Mt of measured and indicated resources, are present within the Lake Phillipson Coal deposit. Further exploration work is underway to evaluate the additional potential of the tenement.

Other Exploration Assets

Felix also has interests in other exploration assets located in Queensland and New South Wales.

Athena

The Athena project consists of three exploration licences (EPC1591, EPC553 and EPC1116) and has an application lodged for a fourth (EPC1393). It is held by Felix (51%), Sojitz (45%) and KORES (4%) through an unincorporated joint venture. Athena is located adjacent to the Minerva mine. The tenement area covers approximately 27,000 hectares and is prospective for underground development. Athena has an inferred resource of 560Mt and is likely to be thermal coal of a similar grade and specification to the Minerva products. Athena is expected to use the Wiggins Island Coal Terminal at the Port of Gladstone. Felix has submitted an expression of interest to increase its export capacity through the Wiggins Island Coal Terminal starting in 2012.

Harrybrandt

The Harrybrandt exploration project is located near Nebo in Queensland’s Bowen Basin and is 100% owned by Felix. The project consists of an exploration licences (EPC1176) and a mineral development licence (MDL8).

The tenement is a mining development license and covers an area of 2,237 hectares. Harrybrandt has 102.5Mt of inferred resources and is prospective for opencut development. Harrybrandt has potential for producing ultra low volatile PCI coal and high value anthracite for a range of industries producing ferro-nickel, glass, steel, electrodes, pellets and recarburisers, and for use in specialised industrial applications such as sintering and filtration.

Wilpeena

Wilpeena is an exploration tenement (EPC1177) that is 100% owned by Felix and is adjacent to the operating Yarrabee mine. Limited exploration results to date has shown potential for an opencut development potentially producing a low volatile PCI, similar to Yarrabee.

The table below sets out information in relation to the tenements for the aforesaid (i) four major coal operating mines; (ii) two developing projects; and (iii) four exploration projects, of Felix:

Coal Assets	Tenements	Date of grant of rights/ Date of application (date-month-year)	Expiry date (date-month-year)

Ashton	ML1529	10-9-2003	11-11-2012

Ashton	ML1533	26-2-2003	25-02-2024

Ashton	ML1623	30-10-2008	30-10-2029

Ashton	EL4918	18-12-1995	17-12-2010

Ashton	EL5860	22-5-2001	31-05-2009

Minerva	ML70145	1-12-2000	30-11-2030

Minerva	ML70376	1-8-2008	30-11-2030

Yarrabee	ML80104	1-10-2003	30-09-2023

Yarrabee	ML80049	1-7-1999	30-6-2019

Yarrabee	ML80050	1-11-1998	31-10-2018

Yarrabee	ML1770	1-4-1992	31-3-2007

Yarrabee	MDL160	1-4-2007	31-3-2012

Yarrabee	ML80096	1-7-2002	30-6-2020

Yarrabee	EPC717	27-9-2007	27-8-2009

Yarrabee	EPC621	29-10-2006	28-10-2009

Yarrabee	EPC1117	6-3-2008	5-3-2013

Yarrabee	EPC1449	-	-

Yarrabee	EPC1429	-	-

Yarrabee	EPC1684	-	-

Yarrabee	EPC1668	-	-

Moolarben	ML1606	20-12-2007	20-12-2028

Moolarben	ML1605	20-12-2007	20-12-2028

Moolarben	MLA316	25-2-2008	-

Moolarben	MLA 317	25-2-2008	-

Moolarben	MLA 327	20-3-2009	-

Moolarben	MLA 331	21-4-2009	-

Moolarben	ML1628	24-2-2009	24-2-2030

Moolarben	MLA 319	1-5-2008	-

Moolarben	EL7073	12-2-2008	12-2-2010

Moolarben	EL7074	12-2-2008	12-2-2010

Moolarben	EL6288	23-8-2004	22-8-2009

Harrybrandt	EPC1176	16-1-2008	15-1-2013

Harrybrandt	MDL8	1-12-2005	30-11-2009

Athena	EPC1591	3-7-2009	2-7-2014

Athena	EPC553	14-2-2008	13-2-2010

Athena	EPC1116	23-3-2007	22-3-2012

Athena	EPC1393	-	-

Phillipson	EL3386	9-8-2005	8-8-2009

Wilpeena	EPC1177	14-11-2008	13-11-2013

Notes:

1.	“ML” denotes Mining Lease; “MDL” denotes Mineral Development Licence; “MLA” denotes Mineral/Mining Lease Application; “EL” denotes Exploration Licence and “EPC” denotes “Exploration Permit - Coal”.

2.	Information contained in the above table was updated as of 10 August 2009 from tenement reports obtained from the relevant Australian state government departments.

Newcastle Coal Infrastructure Group (NCIG)

NCIG was selected as the developer and operator of a third coal export terminal at the Port of Newcastle on the Hunter River. The NCIG project involves the staged construction and operation of this new coal export terminal on Kooragang Island at Newcastle, New South Wales.

Felix has a 15.4% shareholding in NCIG and is one of six shareholders:

Company	Ownership
BHP Billiton Limited	35.47%

Peabody Pacific Pty Ltd	17.68%

Felix	15.40%

Donaldson Coal Pty Ltd	11.61%

Whitehaven Coal Limited	11.06%

Centennial Coal Company Limited	8.79%

The initial Stage 1 capacity of NCIG is 30Mtpa, increasing the current Newcastle port export capacity to 132Mtpa. The shareholdings of each shareholder in NCIG reflect the capacity entitlement allocated to each shareholder, guaranteeing Felix 4.62Mtpa of the initial Stage 1 NCIG capacity.

The NCIG shiploading facilities will be built to the west of the existing Kooragang shiploaders, with the new stockyards and rail facilities to the south-west of the Kooragang Coal Terminal.

The construction of the Moolarben open-cut mine is expected to match the timeframe for the expansion of the coal loading facilities at Newcastle, with the first shipment through NCIG scheduled for March 2010.

Feasibility study and design for Stage 2 of the NCIG terminal, an expansion to increase capacity to 66Mtpa, has commenced. NCIG has a 35 year lease on the site.

Ultra Clean Coal (UCC) Technology

Felix, through its subsidiary UCC Energy owns 100% of the patented technology for the production of UCC, and a UCC pilot plant located in the Hunter Valley, New South Wales.

UCC is a high purity, chemically cleaned coal that is combusted in gas turbines to provide high efficiency power generation. Its intended use is as an environmentally acceptable and lower cost alternative to natural gas.

Felix began development of UCC technology in 1989. UCC testing has been carried out with the assistance of Mitsubishi Heavy Industries Limited and Idemitsu Kosan Company Limited.

Felix is currently in discussions with two Chinese power utilities regarding the use of UCC.

INFORMATION RELATING TO THE RESERVES OF FELIX

The following is a summary of the statement of JORC resources provided by Felix in its statement of resources and reserves, attached to its annual financial results for the year ended 30 June 2009:

Statistical summary of Felix’s JORC resources

Coal Assets	Status	Evaluation date	Felix’s ownership	Measured resources	Indicated resources	Estimated resources	Total resources
				(million tonnes)	(million tonnes)	(million tonnes)	(million tonnes)
Yarrabee open-cut coal mine	Operating	Dec 2008	100%	54.6	5.3	57.3	117.2

Ashton open-cut coal mine	Operating	Dec 2008	60%	84.9	25.9	8.1	118.9

Ashton underground coal mine	Operating	Dec 2008	60%	163.6	112.7	46.4	322.7

Minerva open-cut coal mine	Operating	Jun 2008	51%	17.4	36.1	25.0	78.5

Moolarben open-cut coal mine	Development	May 2008	80%	257.4	96.5	52.7	406.6

Moolarben underground coal mine	Development	May 2008	80%	88.8	114.6	96.4	299.8

Athena underground coal mine	Exploration	Oct 2004	51%	0	0	560.0	560.0

Harry-brandt open-cut coal mine	Exploration	May 2008	100%	0	0	102.5	102.5

Wilpeena open-cut coal mine	Exploration	NA	100%	0	0	0	0

Phillipson Basin Coal Mine	Exploration	Jul 2009	100%	14.7	145.7	354.5	514.9

Total resources (inclusive of Phillipson Basin)				681.4	536.8	1302.9	2521.1

Attributable to Felix equity of each project (inclusive of Phillipson Basin)				504.2	421.5	964.6	1890.3

Total resources (excluding Phillipson Basin)				666.7	391.1	948.4	2006.2

Attributable to Felix equity of each project (excluding Phillipson Basin)				489.5	275.8	610.1	1375.4

The following is a summary of the statement of JORC reserves provided by Felix in its statement of resources and reserves, attached to its annual financial results for the year ended 30 June 2009:

Statistical summary of Felix’s JORC reserves

Coal assets	Status	Evaluation date	Felix’s Ownership	Proved Reserves	Probable Reserves	Total Reserves
				(Million tonnes)	(Million tonnes)	(Million tonnes)
Yarrabee open-cut coal mine	Operating	Dec 2008	100%	26.1	1.4	27.5

Ashton open-cut coal mine	Operating	Dec 2008	60%	29.2	19.9	49.1

Ashton underground coal mine	Operating	Dec 2008	60%	23.5	23.9	47.4

Minerva open-cut coal mine	Operating	Jun 2008	51%	13.6	15.2	28.8

Moolarben open-cut coal mine	Development	Jun 2008	80%	40.4	237.3	277.7

Moolarben underground coal mine	Development	Jun 2008	80%	44.1	35.0	79.1

Total reserves				176.9	332.7	509.6

Attributable to Felix equity of each project				132.3	253.3	385.5

Source of information: Presentation materials of Felix to investors for the financial year 2009

Note 1:	The above resources and reserves data were calculated based on the JORC standard, calculations for reserve volumes have been excluded for exploration projects. The Wilpeena exploration project does not have JORC-compliant resource data.

Note 2:	The above resources and reserves data were calculated on the basis of 100% equity interest of each project. Actual data of the resources and reserves owned by Felix can be calculated in proportion to Felix’s equity interest in each project.

Note 3:	The Phillipson Basin Coal Mine Exploration project will be divested before completion of the Transaction and accordingly does not form part of the assets of the Transaction.

The information disclosed above regarding the existence of natural resources of Felix is substantiated by a technical report of a professional adviser engaged by Felix and such report is prepared based on the data including exploration results, analysis or other evidence made available to the professional adviser by Felix for such purpose.

With respect to the estimates of resources and reserves, Felix had engaged professional advisers in respect of each of its mines to provide these estimates on a basis that is consistent with the requirements of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserve Committee of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC) – effective December 2004.

HISTORICAL SHARE PRICE & FINANCIAL INFORMATION ABOUT FELIX

The market price of Felix Shares closed at AUD16.90 on Friday, 7 August 2009, which is the last trading day in Felix Shares prior to the first announcement date (14 August 2009) of the Transaction. The VWAP over the preceding 1-month period prior to the announcement and the Dividend Adjusted 1 Month VWAP was AUD16.34 per share and AUD15.29 per share, respectively.

The following is a summary of the audited consolidated financial information of Felix for the three financial years ended 30 June 2007, 2008 and 2009:

	As at 30 June 2007	As at 30 June 2008	As at 30 June 2009
	(audited) (AUD’000)	(audited) (AUD’000)	(audited) (AUD’000)
Total assets	636,954	849,353	1,007,530
Total liabilities	234,755	301,862	295,492
Net assets	402,199	547,491	712,038

	For the year ended 30 June 2007	For the year ended 30 June 2008	For the year ended 30 June 2009
	(audited) (AUD’000)	(audited) (AUD’000)	(audited) (AUD’000)
Revenue	241,469	440,552	755,548
Profit before income tax	49,758	254,279	368,840
Profit after income tax from continuing operations	47,159	188,460	267,618

The above financial information was prepared in accordance with the Australian Accounting Standards (“AIFRS”). There is no principal difference between the AIFRS and International Financial Reporting Standards (“IFRS”) as currently adopted by the Group which may have a material impact on the financial statements of Felix.

As at the Latest Practicable Date, the Company did not hold any interests in Felix.

INFORMATION ON THE COMPANY

The Company is primarily engaged in the underground mining, preparation and processing, sale, railway transportation of coal, coal deep-processing and power generation business. The Company’s products consist of prime quality and low-sulphur coal, which are suitable for use in large-scale power plants as steam coal, in metallurgical production when combined with coking coal and in pulverized coal injections during steel production.

The Company has six coal mines located in Jining City, Shandong Province in the PRC with a collective in-place proven and probable reserve base of approximately 1,866 million tonnes as at 31 December 2008. The Austar Coal Mine (previously known as Southland Colliery) in New South Wales, Australia which was acquired by the Company in 2004, the Company’s Tianchi Coal Mine in Shanxi Province and Zhaolou Coal Mine in Heze City, Shandong Province have aggregate recoverable reserves of approximately 182 million tonnes.

MANAGEMENT DISCUSSION AND ANALYSIS ON FELIX

Shareholders and potential investors should read the following discussion and analysis in conjunction with the financial information of Felix for the three years ended 30 June 2009, which is included as Appendix II to this circular and should not rely merely on the information in this section.

For the Year Ended 30 June 2009

Business Review

As at 30 June 2009, Felix lifted its attributable exports by 4% to 4.8 million tonnes (FY2008: 4.6 million tonnes) and NPAT by 42% to AUD267.6 million (FY2008: AUD188.5 million). Felix’s Moolarben development project is on schedule to commence exporting in March 2010 after which attributable production is expected to more than double on an annual basis. All mines performed to expectation during the year. Despite a severe global market downturn and concern about future coal sales in late 2008 and into the first quarter of 2009, Felix did not reduce its mine workforce. In the second quarter of 2009, the market improved quickly and China became a significant importer for Felix’s thermal and metallurgical coal.

Yarrabee Mine (100% owned)

Yarrabee coal sales for FY2009 were 1.6 million tonnes with 406,000 tonnes in stock at year end. Mine planning to lift production to 2.8 mtpa for 20 to 30 years began in FY2009. A wash plant was constructed and commissioned during the year. This plant is operating at design capacity with yields in the 80% to 85% range.

Minerva Mine (51% owned)

Minerva coal sales for FY2009 were 2.5 million tonnes with coal stocks increasing from 454,000 tonnes at the end of FY2008 to 579,000 tonnes at the end of FY2009.

Ashton Mine (60% owned)

Ashton coal sales for FY2009 were 3.1 million tonnes with stocks at the end of period increasing to 414,000 tonnes. Both the open cut and underground mines and the coal preparation plant operated to plan.

Moolarben Project (80% owned)

Construction work at the Moolarben project proceeded to schedule with the of bulk earthworks nearing completion and foundations for the coal preparation plant and coal handling plant well advanced. Open cut mining in Stage 1 is expected to commence by early October 2009 with first coal to be loaded on trains at Moolarben in March 2010 to coincide with completion of Stage 1 of the new NCIG coal terminal at Newcastle.

Other business development

Felix has extensive exploration programs underway at Yarrabee, Wilpeena (north of Yarrabee) and Harrybrandt near Nebo. In South Australia exploration has continued in the Phillipson Basin and a JORC Resource of 515 million tonnes of measured, indicated and inferred has been defined.

Liquidity and Financial Resources

Felix mainly relied upon internally generated funds as well as bank and other borrowings to finance its operations and expansion.

As at 30 June 2009, the total net cash of Felix amounted to AUD287.2 million (FY2008: AUD145.9 million) and interest bearing liabilities of AUD51.4 million (FY2008: AUD91.2 million). The improved profitability and cash flows has increased cash on hand at 30 June 2009 to AUD338.6 million compared to AUD237.1 million last year.

Gearing was down with the ratio of interest bearing liabilities to equity plus interest bearing liabilities, falling to 7% (FY2008: 14%). The interest cover ratio, based on operating profits, has increased substantially from 16.3 times for FY2008 to 86.7 times for FY2009.

Capital Structure

Felix’s total capital comprises of total equity as shown in the balance sheet (including minority interest) plus total interest bearing liabilities. Felix’s primary objectives when managing capital are to ensure the continued ability to provide a consistent return for equity stakeholders through a combination of capital growth and distributions and to maintain an optimal capital structure to reduce the cost of capital. In order to achieve these objectives, Felix seeks to maintain a debt to equity ratio (gearing ratio) that balances risks and returns at an acceptable level and also to maintain a sufficient funding base to enable Felix to meet its working capital and strategic investment needs. In order to maintain or adjust the capital structure, Felix may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or alter the amount of debt.

The gearing ratio at 30 June 2009 is as follows:

30 June 2009
(AUD’000)
Total borrowings	51,427
Total equity	712,038

Total capital	763,465
Gearing ratio	7%

The decrease in the gearing ratio during 2009 was primarily due to the repayment of borrowings and an increased in total equity attributable to retained profits. There have been no changes in the capital management objectives during the year, nor in the items considered to be capital. All financial covenants specified under borrowing facilities have been complied with during the year.

Exposure to Financial Risk and Related Hedges

Foreign exchange risk

Felix operates entirely in Australia and its costs are primarily denominated in its functional currency, the Australian dollar. Export coal sales are denominated in US dollars. A strengthening of the Australian dollar against the US dollar has an adverse impact on earnings and cash flow. Some plant and equipment purchases are denominated in currencies other than the Australian dollar. A weakening of the Australian dollar against those other currencies has an adverse impact on earnings and cash flow.

Foreign exchange risk that arises from firm commitments or highly probable transactions is managed principally through the use of forward foreign currency derivatives. Felix hedges a proportion of these transactions (such as contracted US dollar sales and asset purchases settled in foreign currencies) in each currency in accordance with the Board’s risk management policy.

Felix’s exposure to foreign exchange risk at the reporting date is set out below:

	30 June 2009
	USD ($’000)	EUR (€’000)	YEN (¥’000)
Trade receivables	29,298	—	—
Trade payables	(16)	—	—
Forward foreign exchange contracts
- buy foreign currency (cash flow hedges)	33,517	14,271	1,638,641
- sell foreign currency (cash flow hedges)	—	—	—

Net exposure	62,799	14,271	1,638,641

Coal price risk

Felix is exposed to price risk on the coal it produces and sells in the world market in US dollars. The majority of coal sales are made to Japanese and Korean power generation plants and steel mills, with prices negotiated annually. The remainder of coal sales are sold at the spot market price, or sold under long-term fixed prices.

Felix enters into coal swap contracts to sell specified amounts of coal in the future at stipulated prices. The objective of entering into the coal swap contracts is to reduce the coal price related volatility of Felix’s revenue stream and thereby assist in risk management for the Felix. Coal price speculation is specifically excluded. Coal swap contracts are entered for contracted future sales. The outstanding coal swap contracts are hedging highly probable forecasted sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received.

As at 30 June 2009, Felix had no coal swap contracts outstanding.

Interest rate risk

Felix is subject to interest rate risk that arises from borrowings. Borrowings issued at variable rates expose Felix to cash flow interest rate risk. Interest rate risk that arises from borrowings is managed generally by borrowing at floating interest rates. Felix hedges a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts when required under borrowing agreements.

Felix’s fixed rate borrowings and receivables are carried at amortised cost. They are therefore not subject to fair value interest rate risk. Felix’s exposure to cash flow interest rate risk from investments at 30 June 2009 was AUD88,143,000. Felix’s exposure to cash flow interest rate risk from borrowings at 30 June 2009 was AUD2,305,000.

Contingent Liabilities and Performance Guarantee

As at 30 June 2009, Felix and its joint ventures had total contingent liabilities of AUD10,688,000 in respect of guarantees secured over deposits, performance guarantees provided to external parties and guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute.

Risk Management Objectives and Policies

The Felix Board of Directors has overall responsibility for determining risk management objectives and policies and risk management is carried out by a central treasury department. The Board provides written principles for overall risk management, as well as policies covering specific areas such as, investment of excess liquidity, and the use of derivative financial instruments to mitigate foreign exchange risk, price risk, and interest rate risk. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivatives are used exclusively for hedging purposes and not as trading or other speculative instruments. Derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from business activities.

The overall objective of the Board is to set policies that seek to reduce risk as much as possible and reduce volatility on financial performance without unduly affecting competitiveness and flexibility.

Significant Investment

Felix did not hold any significant investment for the financial year ended 30 June 2009.

Material Acquisitions and Disposal of Subsidiaries and Associated Companies

There was no material acquisition and disposal of subsidiaries and associated companies for the year ended 30 June 2009.

Remuneration Policies

Felix adopts the same remuneration policies throughout the three financial years ended 30 June 2009. Felix recognises the importance of having remuneration structures and levels aligned with the needs of the business. Levels are based on industry benchmarks and Felix’s circumstances.

Senior executive remuneration and other terms of employment are reviewed at least annually by a remuneration committee having regard to performance, relevant comparative information and independent expert advice. No specific performance conditions were set as at 30 June 2009. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements. There were no long term benefits paid during 2009.

Executive directors and senior executives may receive bonuses at the discretion of the remuneration committee. During the year the remuneration committee decided to pay cash bonuses to key management personnel on the successful completion of a number of significant projects.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing Felix’s operations. Remuneration of non-executive directors is determined by the Felix Board within the maximum amount approved by the shareholders from time to time.

Charges on Assets

Felix’s finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

30 June 2009
(AUD’000)
Commitments in relation to finance leases are payable:

No later than one year	14,452
Later than one year and not later than five years	37,031

Later than five years	1,600

Total minimum lease payments	53,083
Less future finance charges	(11,574)

Recognized as a liability	41,509

Future Plans for Material Investments

With a strong cash and balance sheet position, Felix was well placed to fund the development of the Moolarben coal project. To this end new finance lease facilities of AUD167.8 million were secured as at 30 June 2009 of which AUD17.9 million were drawn down for the Yarrabee coal preparation plant. The balance of the facility is available for the Moolarben coal project. Felix continued to work towards expanding its borrowing facilities by a further approximately AUD150 million with the funds targeted for development costs at the Moolarben coal project.

For the Year Ended 30 June 2008

Business Review

As at 30 June 2008, Felix lifted attributable exports by 24% to 4.6 million tonnes (FY2007: 3.7 million tonnes) and NPAT more than trebled to AUD188.5 million (FY2007: AUD47.2 million). The expansion of Yarrabee and the continued development of Moolarben maintained Felix’s goal to become a major coal producer by 2010.

Yarrabee Mine (100% owned)

The Yarrabee mine achieved sales of 1.6 million tonnes with one shipment of 80,000 tonnes due late June slipping into early July 2008. Stocks at year-end totalled 292,000 tonnes.

Minerva Mine (51% owned)

The Minerva mine performed to plan with 2.5 million tonnes exported in FY2008 from a total production of 2.8 million tonnes. The mine has now reached a steady state of production of thermal coal, which is sold to several customers mainly in Japan and Korea. Heavy rain in early 2008 in the Emerald area did affect employees access to the mine and production ceased for a few days.

Ashton (60% owned)

Exports from Ashton totalled 3.0 million tonnes of mainly semi-soft coking coal with some spot thermal coal sold for export. The open-cut mine performed to plan, however the underground mine encountered a dyke (intrusion) which slowed production for the third quarter of FY2008. The longwall has recently been transferred to the third panel where production has re-commenced.

Moolarben Project (80% owned)

Open-cut mining machinery was ordered with progressive delivery to commence in July 2009 through to February 2010. Detailed design of the coal preparation plant and train loading system began in FY2008 with construction of this infrastructure due to start in November 2008 for commissioning in February 2010.

Other Business Development

Felix has exploration programs underway at Yarrabee, Wilpeena, Harrybrandt and Athena in Queensland, Moolarben and Ashton in New South Wales and the Phillipson Basin in South Australia. In total there were seven drilling rigs operating and resources and reserves have increased substantially in FY2008 since a more intensive exploration program commenced.

Liquidity and Financial Resources

Felix mainly relied upon internally generated funds as well as bank and other borrowings to finance its operations and expansion, which was supplemented by proceeds received from the disposal of interests in its assets.

As at 30 June 2008, the total net cash of Felix amounted to AUD145.9 million, representing interest bearing liabilities of AUD91.2 million and cash of AUD237.1 million. Cash generated from operations was up AUD72.8 million or 340% over the previous period, a further reflection of strong selling prices while costs had been reasonably contained. The AUD177.9 million received from the sell down of equity in the Moolarben Joint Venture added to cash reserves which allowed continued debt repayments and also payment of AUD17.7 million in dividends.

The increased profitability in FY2008 combined with continued debt repayment assisted in bringing down the ratio of interest bearing liabilities to equity plus interest bearing liabilities. This ratio stood at 14% in FY2008 (FY2007: 20%). The interest cover ratio, based on operating profits, increased substantially from 1.7 times for FY2007 to 16.3 times for FY2008.

Capital Structure

The gearing ratio at 30 June 2008 is as follows:

30 June 2008
(AUD’000)
Total borrowings	91,223
Total equity	547,491

Total capital	638,714
Gearing ratio	14%

The decrease in the gearing ratio during 2008 was primarily due to the repayment of borrowings and an increase in total equity attributable to retained earnings. There have been no changes in the capital management objectives during the year, nor in the items considered to be capital. All financial covenants specified under borrowing facilities have been complied with during the year.

Exposure to Financial Risk and Related Hedges

Foreign exchange risk

Felix’s exposure to foreign exchange risk at the reporting date is set out below.

	30 June 2008
	USD ($’000)	EUR (€’000)	YEN (¥’000)
Trade receivables	54,976	—	—
Trade payables	(1,155)	—	—
Forward foreign exchange contracts
- buy foreign currency (cash flow hedges)	—	2,428	268,073
- sell foreign currency (cash flow hedges)	(62,766)	—	—

Net exposure	(8,945)	2,428	268,073

Coal price risk

As at 30 June 2008, Felix had outstanding coal swap contracts on 720,000 tonnes of coal sales at an average price of US$121.76 per tonne.

Interest rate risk

Felix’s exposure to cash flow interest rate risk from investments at 30 June 2008 was AUD65,039,000. Felix’s to exposure cash flow interest rate risk from borrowings at 30 June 2008 was AUD56,923,000.

Contingent Liabilities and Performance Guarantee

As at 30 June 2008, Felix and its joint ventures had total contingent liabilities of AUD14,705,000 in respect of guarantees secured over deposits, performance guarantees provided to external parties and guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute.

Significant Investment

Felix did not hold any significant investment for the financial year ended 30 June 2008.

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

Effective 30 June 2007 Felix disposed of 10% of its interest in the Moolarben Coal Project to Sojitz Corporation. This transaction decreased Felix’s interest in the coal project from 100% to 90% and resulted in the formation of the Moolarben Joint Venture. As the sale was subject to various conditions, only the first tranche of the sale proceeds amounting to AUD20,000,000 was recognised during the year ended 30 June 2007. The balance of the sale proceeds were recognised during the year ended 30 June 2008. Effective 29 February 2008 Felix disposed of 10% of its interest in the Moolarben Joint Venture. This transaction decreased Felix’s interest in the joint venture from 90% to 80%.

Charges on Assets

Felix’s finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

30 June 2008
(AUD’000)
Commitments in relation to finance leases are payable:

No later than one year	10,145
Later than one year and not later than five years	15,128

Later than five years	2,132

Total minimum lease payments	27,405
Less future finance charges	(3,807)

Recognized as a liability	23,598

Future Plans for Material Investments

The AUD177.9 million received from the sell down of equity in the Moolarben Joint Venture added to cash reserves which allowed continued debt repayments and also payment of AUD17.7 million in dividends.

For the Year Ended 30 June 2007

Business Review

As at 30 June 2007, Felix continued to expand its production and sales base and maintained its goal to become a major coal producer by 2010. Rising cost pressures coupled with increased demurrage at both Gladstone and Newcastle ports significantly reduced profit potential. The severe weather at Newcastle in June 2007 compounded the poor performance. The coal market for all Felix products, PCI, semi-soft coking and thermal coal remained strong in FY2007 with current spot prices consistently AUD10 to AUD20 above Felix’s annual contracted prices. Total attributable coal sales increased 24% to 3.7 million tonnes in FY2007 (2006: 3.0 million tonnes) and NPAT by 57% to AUD47.2 million (2006: AUD30.1 million)

Yarrabee Mine (100% owned)

The Yarrabee mine achieved sales of 1.6 million tonnes and finished the year with 321,000 tonnes in stocks. Poor performance of one of the large excavators contributed to the slightly lower overburden and coal production and the company has installed a new excavator which commenced operation in July 2007.

Minerva Mine (51% owned)

In its first full year of operation Minerva produced approximately 2.0 million tonnes of saleable coal and exported 1.8 million tonnes through Gladstone. The mine easily met its planned overburden capacity, however, coal production was lower due to a fault encountered near what was interpreted as a “dome” or roll in the seams. During the year Felix reduced its equity in Minerva from 70% to 51%. Sojitz increased its share from 30% to 45% and KORES purchased a 4% share.

Ashton Mine (60% owned)

The Ashton open cut produced and sold approximately 1.4 million tonnes of saleable coal during the year with the severe weather in the Hunter Valley in June 2007 affecting both production and sales. Demand for this high quality semi-soft coking coal is strong with most of the production sold to Japanese, Taiwanese and Korean steelmakers. The new longwall was commissioned on time in March 2007. Saleable production from the underground was 460,000 tonnes. Most of the coal was produced in the last quarter.

Moolarben (90% owned)

During the year, exploration resulted in the open cut resource increasing to from 309 million tonnes to 348 million tonnes at an average overburden to coal ratio of less than three to one. The underground resource increased from 198 million tonnes to 267 million tonnes, measured, indicated and inferred.

Business Development

Felix explored for coal in three areas of Queensland at Yarrabee North, Athena near Emerald and Harrybrandt near Nebo. Felix also prepared to re-commence exploration for coal and minerals at exploration tenements in central South Australia.

Liquidity and Financial Resources

Felix mainly relied upon internally generated funds as well as bank and other borrowings to finance its operations and expansion, which was supplemented by proceeds received from the disposal of interests in its assets.

As at 30 June 2007, the total net debt of Felix amounted to AUD88.8 million, representing interest bearing liabilities of AUD100.3 million and cash of approximately AUD17.5 million. Felix generated AUD21.4 million in cash from operations and raised AUD41.5 million during the year via the sell down of its interests in the Minerva and Athena Joint Ventures, from 70% interests to 51% interests in both projects.

Gearing was down with interest-bearing liabilities as a percentage of equity plus interest bearing liabilities of 20.0% (2006: 27.1%); with an interest cover ratio of 10.9 times (FY2006: 8.6 times).

Capital Structure

The gearing ratio at 30 June 2007 is as follows:

30 June 2007
(AUD’000)
Total borrowings	100,337
Total equity	402,199

Total capital	502,536
Gearing ratio	20%

The decrease in the gearing ratio during 2007 was primarily due to the repayment of borrowings and an increase in total equity attributable to retained profits.

Issued capital increased from 180.2 million in FY2006 to 196.2 million at FY2007, primarily due to the conversion of 7.5 million B Class Felix shares into ordinary shares and a large number of options exercised during the year. No B Class Felix shares remained outstanding at the end of 30 June 2007.

Exposure to Financial Risk and Related Hedges

Foreign exchange risk

Felix’s exposure to foreign exchange risk at the reporting date is set out below.

	30 June 2007
	USD ($’000)	EUR (€’000)	YEN (¥’000)
Trade receivables	1,495	—	—
Trade payables	(7)	—	—
Forward foreign exchange contracts
- buy foreign currency (cash flow hedges)	—	—	—
- sell foreign currency (cash flow hedges)	(26,489)	—	—

Net exposure	(25,001)	—	—

Interest rate risk

Felix’s exposure to cash flow interest rate risk from investments at 30 June 2007 was AUD86,550,000. Felix’s to cash flow interest rate risk from borrowings at 30 June 2007 was AUD61,831,000.

Contingent Liabilities and Performance Guarantee

As at 30 June 2007, Felix and its joint ventures had total contingent liabilities of AUD18,311,000 in respect of guarantees secured over deposits, performance guarantees provided to external parties and guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute.

Significant Investment

Felix did not hold any significant investment for the financial year ended 30 June 2007.

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

Effective 1 July 2006 Felix disposed of 21.4% of its interest in the Minerva and Athena Joint Ventures to Sojitz Corporation. This transaction decreased Felix’s interest in the joint ventures from 70% to 55%. Effective 1 October 2006 Felix disposed of 7.3% of its interest in the Minerva and Athena Joint Ventures to KORES. This transaction decreased Felix’s interest in the joint ventures from 55% to 51%.

Effective 30 June 2007 Felix disposed of 10% of its interest in the Moolarben Coal Project. This transaction decreased Felix’s interest in the coal project from 100% to 90% and resulted in the formation of the Moolarben Joint Venture. As the sale was subject to various conditions, only the first tranche of the sale proceeds amounting to AUD20,000,000 was recognised during the year ended 30 June 2007.

Charges on Assets

Felix’s finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

30 June 2007
(AUD’000)
Commitments in relation to finance leases are payable:

No later than one year	9,261
Later than one year and not later than five years	19,470

Later than five years	0

Total minimum lease payments	28,731
Less future finance charges	(4,019)

Recognized as a liability	24,712

Future Plans for Material Investments

Felix did not disclose any future plans for material investments in the financial year 30 June 2007.

FINANCIAL EFFECT OF THE TRANSACTION

Upon conclusion of the Transaction, the Company will be interested in 100% of the total issued share capital of Felix and Felix will become a wholly-owned subsidiary of the Company. As such, all the earnings, assets and liabilities of the Felix Group will be consolidated into the consolidated financial statements of the Group.

As at 30 June 2009, the unaudited total assets and total liabilities of the Company prepared in accordance with the IFRS were approximately RMB 34,840.90 million and RMB 7,590.31 million respectively. As at 30 June 2009, the audited total assets and total liabilities of Felix prepared in accordance with the AIFRS were approximately AUD1,007.53 million and AUD295.49 million respectively. After the completion of the Transaction and taking into consideration of the potential debt financing in relation to the Transaction, the total assets and total liabilities of the Group are expected to increase respectively. As extracted from the 2008 annual report of Felix, the audited net profit (after income tax) of Felix for the year ended 30 June 2009 was approximately AUD267.62 million. Considering the historical earnings of Felix, and the potential synergies that may be realized by the Group after completion of the Transaction, the Transaction could improve the earnings of the Group in the long term.

WORKING CAPITAL OF THE GROUP

The Company has secured a committed banking facility of RMB20 billion in connection with the Transaction, the terms and conditions of which are subject to the completion of the Transaction and finalization of other required documentation.

Taking into account the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for the period ending 30 September 2010.

INDEBTEDNESS OF THE GROUP

As at 31 July 2009, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following outstanding borrowings:

RMB’000
Current portion of long term bank loans	82,000

Long term bank loans	165,000

247,000

Bank loans of the Group were unsecured and were guaranteed by the Controlling Shareholder.

As at 31 July 2009, the Group did not have any material contingent liabilities.

Save as aforesaid or otherwise mentioned therein and apart from intra-group liabilities, none of the companies in the Group had, at the close of the business on 31 July 2009, any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances, acceptances credits or guarantees or other materials contingent liabilities.

The Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Group since 31 July 2009.

TRADING PROSPECTS OF THE COMPANY

With an increase in coal supply in China, and a pickup in demand for coal, coal price is expected to be stable. The policies implemented by the Chinese government to boost domestic demand and guarantee national economic growth have achieved effective results. The gradual recovery of China’s economy leads to an increase in demand for coal by coal consuming industries. Meanwhile, many new coal mines commenced production and the closed coal mines in Shanxi Province are reopened. The decrease in coal export volume and the increase in coal import volume will enhance coal supply in China. Despite the increase in the capacity of railway coal transportation, the structural problem of transportation will continue to restrain coal supply. There will be tight supply in certain areas, certain period or for certain type of coal products. Factors such as increased high production concentration in the coal industry, resource tax and fee reform, environment protection and energy conserving policies and the government’s limitation on over-production capacity of coal mines, will contribute to maintain coal price at a stable level with little fluctuation. The PRC Government has suspended application for exploration rights of new coal resources, imposed more stringent safety production requirements, pushed in the consolidation of coal resource and speeded up the establishment of large coal groups to facilitate the stability of China’s coal market.

With a low demand in the international coal market, the coal price will continue to be volatile. As a result of the financial crisis, the world economy will recover in slow pace and the demand of energy will remain weak. Among the coal importing countries in Asia, coal import volume in Japan decreased, and the coal import volume of China and India increased, the coal demand and supply in the Asia-pacific region will remain balance. The increase in coal production capacity and improvement of port transportation capacity in Australia and the encouragement of coal export in Vietnam will enhance coal supply capacity in Asia-pacific region. International coal price will exhibit a volatile trend due to the change of supply-demand relationship, fluctuation of international oil price and sea freight rate.

As a coal enterprise, fluctuation in coal prices is one of the principal factors which affect the operating results of Felix. For the first half year of 2008, coal prices recorded a substantial increase as a result of the widening gap between demand and supply, devaluation of the U.S. dollar, surging prices of crude oil and stabilisation of prices resulting from long term agreements. The spot price of Australian thermal coal has reached USD190/tonne in July 2008. As a result of the impact of the global financial crisis in the second half of 2008, the major global economies entered into recession which resulted in a reduced international demand for coal and, as a result, a considerable fall in coal prices. The spot price of Australian thermal coal dropped to USD60/tonne in end of March 2009. A return of demand for coal in the second quarter of 2009 led to a mild rebound in coal prices. As at the end of August 2009, the spot price of Australian thermal coal has climbed to USD72.5/tonne.

The Company will continue to implement its operational strategies for external and internal development to continue to enhance its profitability and shareholders’ return. In the second half of 2009, the Company will focus on the following operating strategies:

•

Make vigorous yet steady efforts for the development and construction of external projects, continue to seek new acquisition opportunities and improve efficiency of utilization of its own funds. The Company will strictly implement investment decision making procedures, strengthen the management of its project investments, avoid and control investment risks and accelerate the production results of its existing projects. The Yulin Neng Hua 0.6 million tonnes methanol project and Heze Neng Hua’s Zhaolou Coal Mine is planned to reach full capacity and the Heze Neng Hua’s Wanfu Coal mine is planned to commence the construction this year. The expedition of the promotion of Yushuwan Coal Mine Company’s establishment and commencement of commercial operation as soon as possible, are also significant objectives for the Company. Through seizing opportunities for the integration of coal resources and after taking into account technical, financial conditions and operational risk, the Company will strengthen its ability for sustainable development by seeking new overseas and domestic investment opportunities in coal and related industries to expand the scale of its coal mine assets. The Company will focus on the acquisition of equity interest in Felix. Take full advantage of the adequacy of its own funds, the Company will pay more attention to project investment, development and construction, seek new opportunities for capital operation, increase the efficiency of utilization of its own funds to generate higher returns for Shareholders.

•

Improving operational management will effectively control costs and guarantee a maximum benefit to the Company. Firstly, the Company will make constant efforts in basic safety management, and will work hard to build long-term safety production mechanisms. Secondly, the Company will stabilize the production and sales volume of the Company’s headquarter coal mines, optimise its mine production system, to expand the scale of production external coal mines. The Company will pay great attention on the resettlements of the villages located above coal fields and obtaining approvals for underneath river mining. Thirdly, the Company will continue to implement the “Three Nil Project”, and improve product quality and competitiveness; and guided by market demand, the Company will implement flexible marketing strategies, optimize product composition, user structure, distribution flows and mode of transportation to ensure stabilized sales volume. Lastly, with effective cost management as the core consideration, the Company will strengthen financial control systems and budget management, and make efforts in energy-saving and potential synergies.

•

Regulate corporate operations and fulfill social responsibilities of the Company. The Company intends to further strengthen its internal control system, improve its internal control, its business procedures and systems, and strengthen its ability to guard against risks; to enhance corporate governance and drive an even better regulated operation. The Company will actively implement its social responsibilities, adhering to the basic principles of safety, high efficiency, cleanliness and mutual benefit, to realize the development of safe industry, clean development, healthy development to promote the harmonious development of the regional economy.

INTENTIONS IN RESPECT OF FELIX

This section sets out the Company’s intentions in relation to:

•	the continuation of the business of Felix;

•	any major changes to the business of Felix and any redeployment of the fixed assets of Felix; and

•	the future employment of the present employees of Felix, in circumstances where the Scheme is implemented.

Yancoal Australia and Austar are wholly owned subsidiaries of the Company. Accordingly, the intentions, views, understandings and beliefs of the Company as set out in this section are the same as those of Yancoal Australia and Austar.

The intentions set out in this section have been formed on the basis of the facts and information concerning Felix and the general business environment which are known to the Company as at the time of the preparation of this circular. Final decisions on these matters will only be made by the Company in light of all material facts and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intention only, which may change as new information becomes available or as circumstances change, and the statements in this section should be read in that context.

(a)	Felix to be delisted

If the Scheme is implemented, Felix will request ASX to remove Felix from the official list of ASX.

(b)	Board

The Company intends to reconstitute the Felix Board so that a majority of Felix Directors are nominees of the Company and make any consequential changes to the boards of Felix’s subsidiaries and of any company in respect of which Felix has nominee directors.

(c)	Head office and management

The Company will keep Felix’s head office located in Australia. Following implementation of the Transaction, the Company intends to undertake a review of Austar and Felix’s head office functions to determine the extent to which they may be able to be merged or integrated.

The Company intends that Austar and Felix’s marketing operations will be integrated into one marketing channel to maximise the value realised from the Company’s Australian operations. However, the Company is committed to continuing to trade Felix’s coal products on an arms length basis to a range of markets and has no intentions to modify the existing sales agreements.

(d)	Business and operations

The Company intends to continue the current mining, exploration and other businesses of Felix in accordance with its existing practices.

In particular, the Company intends to continue the timely development of Felix’s Moolarben coal project and remain focused on funding and growing Felix’s exploration program in Australia, including the Athena, Wilpeena and Harrybrandt projects. The Company also intends to continue Felix’s involvement in the NCIG Consortium building new capacity at the Port of Newcastle.

The Company intends to work with Felix’s existing joint venture partners, customers and business partners to ensure the optimal performance of Felix’s assets.

The Company also intends to enhance Felix’s existing businesses and operations through the introduction of new technology and methods that the Company has successfully applied in its Austar operations, including introducing its patented LTCC technology to Felix’s underground mining operations to enable it to improve Felix’s resource recovery.

(e)	Employees

The Company is committed to retaining Felix’s existing employees and management and maintaining the current workforce at the Company’s current Australian operations. The Company will grow the combined workforce as development projects are brought into production and future exploration opportunities become developed projects.

(f)	Initial public offering

The Company intends that, subject to market conditions at the time being reasonable, it will undertake an initial public offering of its combined Australian operations (being the Austar coal mine and the operations of Felix) within several years of the implementation of the Scheme.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction, if completed, will provide the Company with the opportunity to expand its mining operations with the strategic objective of extending its coal reserves and increasing production. The Company also expects the Transaction to deliver operational synergies and other strategic benefits by further diversification of its operations.

The Company strongly believes that it can consolidate and operate the existing coal mines of Felix successfully. The Company is of the view that it has a unique advantage in underground coal mining and has secured various patents for underground mining technology in Australia. The production in coal pits and fire prevention and extinguishment technology that the Company has introduced to and successfully applied in Australia, including in particular its LTCC technology, enable it to improve the resource recovery rate of its mining operations.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

RISKS IN RELATION TO THE TRANSACTION

Shareholders and potential investors should note that the Transaction may or may not be successful and may not complete, depending upon, among other things, fulfillment of the Conditions.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

It is anticipated that, if concluded, the Transaction will constitute a major transaction of the Company, and will be subject to shareholders’ approval requirement in accordance with Chapter 14 of the Hong Kong Listing Rules.

To the best of the Directors’ knowledge and information, and having made all reasonable enquiries, no Shareholders have a material interest in the Transaction and accordingly, no Shareholder is required to abstain from voting on the relevant resolutions at the EGM.

DELAY IN DISCLOSURE OF CERTAIN NON-PUBLIC INFORMATION OF THE ENLARGED GROUP

The Company does not yet control Felix and does not have sufficient access to Felix’s financial systems to enable the Company’s auditors to conduct an audit on Felix’s financial statements in accordance with IFRS for the purpose of preparing the accountant’s report of Felix nor does it have access to certain substantive confidential non-public information relating to Felix which is required by the Hong Kong Listing Rules to be provided in this circular in respect of both Felix and the Enlarged Group. As at the Latest Practicable Date, the Company does not have access to the following information of Felix to enable information of the Enlarged Group to be included in this circular:

•	statement of indebtedness of the Felix Group made up to the latest practicable date;

•	statement of sufficiency of working capital of the Felix Group covering a period up to twelve months since the circular date;

•	pro forma statement of the assets and liabilities of the Felix Group on the same accounting basis;

•	statement as to the financial and trading prospects of the Felix Group; particulars of any litigation or claims of material importance pending or threatened against any member of the Felix Group; and

•	material contracts and documents of the Felix Group available for inspection.

Full access to the books and records of Felix has not been granted to the Company for the following reasons:

•

The non-public information requested by the Company goes significantly beyond what Felix has regarded as reasonable access to its officers and records as defined in the relevant provision in the Scheme Implementation Agreement and what would normally be required of a target company under an Australian scheme of arrangement, given that the Company does not currently have control over Felix and that the Transaction has not been voted by Felix Shareholders;

•

In particular, the directors of Felix consider that to provide the Company with sufficient access to Felix staff, financial records and source accounting data to produce the relevant financial information for the purpose of the Hong Kong Listing Rules would involve considerable time and resource cost for Felix;

•

To provide working capital forecast and profit forecast of Felix for the period up to September 2010 would be outside Felix’s normal budgeting cycle and would require further significant resource commitment; and

•

The information requested by the Company would involve Felix signing a management representation letter to be provided to the Company. Given the nature of some of the requests and the fact that they relate to either forecast information or accounts prepared under accounting rules that are not familiar to the management, Felix is currently unable to confirm whether it will be able to provide such information in the form required by the Company.

For the above reasons, the Company anticipates that it will have to obtain control over Felix before it can have full access to all non-public financial information of Felix in order to fully comply with the disclosure requirements under Rules 14.66 and 14.67 of the Hong Kong Listing Rules. In this regard, the Company intends to defer the publication of certain non-public information in the manner set out in Rules 14.67A(2) and (3) of the Hong Kong Listing Rules.

For the purposes of this circular, the Company has extracted the audited consolidated financial statements of the Felix Group prepared under AIFRS for the three years ended 30 June 2009, extracted from the relevant annual reports or approved accounts of Felix.

The Company will issue a supplemental circular within 45 days of the earlier of the Company being able to exercise control over Felix and gain full access to the books and records of Felix for the purpose of complying with the disclosure requirements in respect of Felix and the Enlarged Group under Rules 14.66 and 14.67 of the Hong Kong Listing Rules.

The supplemental circular will include the following information:

•

accountant’s report on Felix containing financial information of the Felix Group for each of the three financial years ended 30 June 2009 prepared in accordance with IFRS and accounting policies adopted by the Group;

•	statement of indebtedness of the Enlarged Group made up to the latest practicable date;

•	statement of sufficiency of working capital of the Enlarged Group covering a period up to twelve months since the circular date;

•	pro forma statement of the assets and liabilities of the Enlarged Group on the same accounting basis;

•	statement as to the financial and trading prospects of the Felix Group and the Enlarged Group;

•	particulars of any litigation or claims of material importance pending or threatened against any member of the Enlarged Group;

•	material contracts and documents of the Enlarged Group available for inspection;

•	any other prescribed information under Rules 14.66 and 14.67 of the Hong Kong Listing Rules which has not been previously disclosed in the initial circular; and

•	any material changes to the information previously disclosed in this circular.

In the event that the Company is unable to comply with the above timeline, the Company will seek an extension from the Hong Kong Stock Exchange to issue the supplemental circular at a later date and further announcement will be made in this regard.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at [the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Friday, 30 October 2009 for the purpose of considering and, if thought fit, approving the Scheme Implementation Agreement and the transactions contemplated thereunder.

A notice convening the EGM is set out on pages 379 to 381 to this circular. A reply slip and a proxy from for use at the EGM are enclosed. At the EGM, special resolutions will be proposed to approve, among other things, the Scheme Implementation Agreement and the transactions contemplated thereunder.

Whether or not you are able to attend the EGM, you are strongly urged to complete and sign the accompanying form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible, but in any event, no later than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof); and for holders of A Shares, the proxy form shall be lodged with the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible, but in any event, no later than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM (or any adjournment thereof) should you so wish.

RECOMMENDATION

Due to the requirement under the China Securities Regulatory Commission, the Material Asset Restructuring report (the “MAR”) is required to be approved by the Shareholders at the EGM before it can be submitted to the China Securities Regulatory Commission for approval. The content of the MAR substantially reflects the content of this circular. The full MAR in Chinese is available at the Company’s website at (www.yanzhoucoal.com.cn), the Hong Kong Stock Exchange’s website at (www.hkex.com.hk) and the Shanghai Stock Exchange’s website at (www.sse.com.cn), Shareholders are welcome to review the MAR before attending the EGM.

The Directors consider that the terms of the Scheme Implementation Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Transaction contemplated under the Scheme Implementation Agreement, the financial arrangements for payment of Scheme Consideration and the MAR.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

WARNING: THE TRANSACTION MAY OR MAY NOT BE SUCCESSFUL AND MAY NOT COMPLETE, DEPENDING UPON, AMONG OTHER THINGS, FULFILLMENT OF THE CONDITIONS. SHAREHOLDERS AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL SUMMARY

The following is a summary of the results of the Group for each of the years ended 31 December 2006, 2007 and 2008 and for each of the six months ended 30 June 2008 and 2009, and the balance sheets of the Group as at 31 December 2006, 2007 and 2008 and 30 June 2009, as extracted from the relevant financial statements of the Group prepared in accordance with IFRS.

The results of the Group for each of the years ended 31 December 2007 and 2008 and the balance sheets of the Group as at 31 December 2007 and 2008 were extracted from annual report of the Company for the year ended 31 December 2008. The results of the Group for the year ended 31 December 2006 and balance sheet of the Group as at 31 December 2006 were extracted from the annual report of the Company for the year ended 31 December 2007. The results of the Group for the six months ended 30 June 2008 and 2009 and the balance sheet as at 30 June 2009 were extracted from the interim report of the Company for the six months ended 30 June 2009.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated income statements

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Gross sales of coal	12,783,567	14,906,746	24,557,521	12,065,436	8,829,078
Railway transportation service income	160,399	203,714	247,199	111,931	112,587
Gross sales of electricity power	—	—	59,811	—	101,817
Gross sales of methanol and heat supply	—	—	38,550	—	7,380

Total revenue	12,943,966	15,110,460	24,903,081	12,177,367	9,050,862
Transportation costs of coal	(936,619)	(549,816)	(508,712)	(219,511)	(186,833)
Cost of sales and service provided	(6,190,069)	(7,331,924)	(11,816,789)	(5,172,474)	(4,437,963)
Cost of electricity power	—	—	(88,253)	—	(84,131)
Cost of methanol and heat supply	—	—	(37,834)	—	(4,246)

Gross profit	5,817,278	7,228,720	12,451,493	6,785,382	4,337,689
Selling, general and administrative expenses	(2,230,142)	(2,854,677)	(3,832,031)	(1,422,260)	(1,840,102)
Share of (loss)/profit of an associate	—	(2,438)	(67,367)	(47,192)	43,815
Other income	165,837	165,837	351,493	194,152	198,685
Interest expense	(26,349)	(27,222)	(38,360)	(15,827)	(20,844)

Profit before income taxes	3,726,624	4,543,313	8,865,228	5,494,255	2,719,243
Income taxes	(1,354,656)	(1,315,520)	(2,385,617)	(1,580,496)	(671,112)

Profit for the year/period	2,371,968	3,227,793	3,227,793	3,913,759	2,048,131

Attributable to:
Equity holders of the Company	2,372,985	3,230,450	6,488,908	3,912,641	2,025,690
Minority interests	(1,017)	(2,657)	(9,297)	1,118	22,441

	2,371,968	3,227,793	6,479,611	3,913,759	2,048,131

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated balance sheets

	As at 31 December			As at 30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Current assets
Bank balances and cash	4,715,945	4,424,561	8,439,578	8,645,119
Term deposits	1,194,531	1,294,984	1,153,385	3,011,995
Restricted cash	68,562	11,185	18,823	19,066
Bills and accounts receivable	2,211,909	2,753,485	2,977,266	2,202,836
Inventories	579,561	440,134	819,599	651,101
Other loans receivable	640,000	640,000	—	—
Prepayments and other receivables	231,505	326,668	1,567,210	1,694,464
Prepaid lease payments	13,746	13,976	15,296	16,972
Prepayment for resources compensation fees	3,240	3,240	3,240	2,559
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	212,912	—	—	—
Derivative financial instruments	—	—	—	66,840

Total current assets	9,871,911	9,908,233	14,994,397	16,310,952

Non-current assets
Mining rights	307,909	356,012	1,039,707	1,031,502
Prepaid lease payments	578,988	576,412	628,119	692,518
Prepayment for resources compensation fees	21,827	18,488	15,490	14,919
Property, plant and equipment	12,139,939	13,524,594	14,149,446	14,743,357
Goodwill	295,584	298,650	298,650	500,342
Investments in securities	96,142	409,526	139,887	260,796
Interests in an associate	—	897,562	830,195	874,010
Restricted cash	49,023	48,822	78,791	94,612
Deposit made on investment	97,426	117,926	117,926	117,926
Deferred tax assets	—	31,175	46,023	199,962

Total non-current assets	13,586,838	16,279,167	17,344,234	18,529,944

Total assets	23,458,749	26,187,400	32,338,631	34,840,896

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	As at 31 December			As at 30 June
	2006	2007	2008	2009
	RMB’000	RMB’000	RMB’000	RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bills and accounts payable	745,685	657,517	910,127	743,328
Other payables and accrued expenses	1,899,684	2,671,117	2,698,256	4,616,688
Provision for land subsidence, restoration, rehabilitation and environmental costs	—	19,635	450,979	967,365
Amounts due to parent company and its subsidiary companies	982,347	669,275	706,328	683,169
Unsecured bank borrowings – due within one year	50,000	72,000	82,000	82,000
Derivative financial instruments	—	—	29,435	—
Taxes payable	150,332	9,934	419,866	286,633

Total current liabilities	3,828,048	4,099,478	5,296,991	7,379,183

Non-current liabilities
Amounts due to parent company and its subsidiary companies – due after one year	23,138	14,956	7,253	3,626
Unsecured bank borrowings – due after one year	330,000	258,000	176,000	165,000
Deferred tax liability	283,823	326,354	41,777	42,501

Total non-current liabilities	636,961	599,310	225,030	211,127

Total liabilities	4,465,009	4,698,788	225,030	7,590,310

Capital and reserves
Share capital	4,918,400	4,918,400	4,918,400	4,918,400
Reserves	14,013,379	16,499,137	21,836,724	22,110,687

Equity attributable to equity holders of the Company	18,931,779	21,417,537	26,755,124	27,029,087
Minority interests	61,961	71,075	61,486	221,499

Total equity	18,993,740	21,488,612	26,816,610	27,250,586

Total liabilities and equity	23,458,749	26,187,400	32,338,631	34,840,896

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	AUDITED FINANCIAL STATEMENTS

The following is an extract of the audited financial statements of the Group as extracted from the annual report of the Company for the year ended 31 December 2008.

Consolidated Income Statement

For the year ended December 31, 2008

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000

GROSS SALES OF COAL	7	24,557,521	14,906,746	12,783,567
RAILWAY TRANSPORTATION SERVICE INCOME		247,199	203,714	160,399
GROSS SALES OF ELECTRICITY POWER		59,811	—	—
GROSS SALES OF METHANOL		38,550	—	—

TOTAL REVENUE		24,903,081	15,110,460	12,943,966

TRANSPORTATION COSTS OF COAL	7	(508,712)	(549,816)	(936,619)
COST OF SALES AND SERVICE PROVIDED	8	(11,816,789)	(7,331,924)	(6,190,069)
COST OF ELECTRICITY POWER		(88,253)	—	—
COST OF METHANOL		(37,834)	—	—

GROSS PROFIT		12,451,493	7,228,720	5,817,278

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(3,832,031)	(2,854,677)	(2,230,142)
SHARE OF LOSS OF AN ASSOCIATE	28	(67,367)	(2,438)	—
OTHER INCOME	10	351,493	198,930	165,837
INTEREST EXPENSE	11	(38,360)	(27,222)	(26,349)

PROFIT BEFORE INCOME TAXES		8,865,228	4,543,313	3,726,624
INCOME TAXES	12	(2,385,617)	(1,315,520)	(1,354,656)

PROFIT FOR THE YEAR	13	6,479,611	3,227,793	2,371,968

Attributable to:
Equity holders of the Company		6,488,908	3,230,450	2,372,985
Minority interests		(9,297)	(2,657)	(1,017)

		6,479,611	3,227,793	2,371,968

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Year ended December 31,
	NOTES	2008		2007		2006
		RMB’000		RMB’000		RMB’000

APPROPRIATIONS TO RESERVES			1,167,454		701,860		566,728

DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15		836,128		983,680		1,082,048

EARNINGS PER SHARE, BASIC	16	RMB	1.32	RMB	0.66	RMB	0.48

EARNINGS PER ADS, BASIC	16	RMB	13.19	RMB	6.56	RMB	4.82

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet

As at December 31, 2008

		At December 31,
	NOTES	2008	2007
		RMB’000	RMB’000

ASSETS
CURRENT ASSETS
Bank balances and cash	17	8,439,578	4,424,561
Term deposits	17	1,153,385	1,294,984
Restricted cash	17	18,823	11,185
Bills and accounts receivable	18	2,977,266	2,753,485
Inventories	19	819,599	440,134
Other loans receivable	20	—	640,000
Prepayments and other receivables	21	1,567,210	326,668
Prepaid lease payments	22	15,296	13,976
Prepayment for resources compensation fees	23	3,240	3,240

TOTAL CURRENT ASSETS		14,994,397	9,908,233

NON-CURRENT ASSETS
Mining rights	24	1,039,707	356,012
Prepaid lease payments	22	628,119	576,412
Prepayment for resources compensation fees	23	15,490	18,488
Property, plant and equipment	25	14,149,446	13,524,594
Goodwill	26	298,650	298,650
Investments in securities	27	139,887	409,526
Interests in an associate	28	830,195	897,562
Restricted cash	17	78,791	48,822
Deposit made on investment	29	117,926	117,926
Deferred tax assets	35	46,023	31,175

TOTAL NON-CURRENT ASSETS		17,344,234	16,279,167

TOTAL ASSETS		32,338,631	26,187,400

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		At December 31,
	NOTES	2008	2007
		RMB’000	RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	30	910,127	657,517
Other payables and accrued expenses	31	2,698,256	2,671,117
Provision for land subsidence, restoration, rehabilitation and environmental costs	32	450,979	19,635
Amounts due to Parent Company and its subsidiary companies	40	706,328	669,275
Unsecured bank borrowings – due within one year	33	82,000	72,000
Derivative financial instruments	34	29,435	—
Taxes payable		419,866	9,934

TOTAL CURRENT LIABILITIES		5,296,991	4,099,478

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies – due after one year	40	7,253	14,956
Unsecured bank borrowings – due after one year	33	176,000	258,000
Deferred tax liability	35	41,777	326,354

TOTAL NON-CURRENT LIABILITIES		225,030	599,310

TOTAL LIABILITIES		5,522,021	4,698,788

CAPITAL AND RESERVES	36
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		21,836,724	16,499,137

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		26,755,124	21,417,537
MINORITY INTEREST		61,486	71,075

TOTAL EQUITY		26,816,610	21,488,612

TOTAL LIABILITIES AND EQUITY		32,338,631	26,187,400

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 24, 2009 and are signed on its behalf by:

Wu Yuxiang	Dong Yunqing
Director	Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity

For the year ended December 31, 2008

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 36)		(note 36)	(note 36)	(note 36)

Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	—	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(489)	—	—	—	(489)	—	(489)

Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	—	22,265	—	22,265
Profit for the year	—	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968

Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	—	2,372,985	2,395,250	(1,017)	2,394,233
Appropriations to reserves	—	—	390,907	175,821	—	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740

Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	312,944	—	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(75,519)	—	—	(75,519)	—	(75,519)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	1,563	—	—	—	1,563	—	1,563

Net income recognized directly in equity	—	—	—	—	—	1,563	237,425	—	—	238,988	—	238,988
Profit for the year	—	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3,227,793

Total recognized income and expenses for the year	—	—	—	—	—	1,563	237,425	—	3,230,450	3,469,438	(2,657)	3,466,781
Appropriations to reserves	—	—	368,531	333,329	—	—	—	—	(701,860)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
Contribution from a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	—	24,000	24,000
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 36)		(note 36)	(note 36)	(note 36)

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Loss on fair value change of available-for-sale investments	—	—	—	—	—	—	(269,639)	—	—	(269,639)	—	(269,639)
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	67,409	—	—	67,409	—	67,409
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)
Cash flow hedge reserve recognized	—	—	—	—	—	—	—	(20,567)	—	(20,567)	—	(20,567)
Deferred taxes arising on change of cash flow hedge reserve	—	—	—	—	—	—	—	8,831	—	8,831	—	8,831

Net loss recognized directly in equity	—	—	—	—	—	(101,227)	(202,230)	(11,736)	—	(315,193)	—	(315,193)
Profit for the year	—	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611

Total recognized income and expenses for the year	—	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418
Appropriations to reserves	—	—	382,219	785,235	—	—	—	—	(1,167,454)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	—	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement

For the year ended December 31, 2008

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000

OPERATING ACTIVITIES
Profit before income taxes		8,865,228	4,543,313	3,726,624
Adjustments for:
Interest expenses		38,360	27,222	26,349
Interest income		(275,220)	(103,564)	(94,372)
Dividend income		(7,401)	(7,143)	(6,311)
Net unrealized foreign exchange losses		284,278	—	—
Depreciation of property, plant and equipment		1,140,809	1,237,132	1,061,976
Release of prepaid lease payments		15,109	13,861	13,826
Amortization of prepayment for resources compensation fees		2,998	3,339	320
Amortization of mining rights		35,652	15,728	12,069
Reversal of impairment loss on accounts receivable and other receivables		(4,369)	(4,363)	(19,717)
Share of loss of an associate		67,367	2,438	—
(Gain) loss on disposal of property, plant and equipment		(12,317)	(25,002)	73,531
Impairment loss on property, plant and equipment		—	339,743	—

Operating cash flows before movements in working capital		10,150,494	6,042,704	4,794,295

(Increase) decrease in bills and accounts receivable		(217,012)	(536,673)	40,527
(Increase) decrease in inventories		(405,200)	145,891	(66,199)
Movement in land subsidence, restoration, rehabilitation and environmental cost		431,344	232,547	(55,401)
Increase in prepayments and other current assets		(1,242,027)	(108,607)	(10,805)
Increase in prepaid lease payments		—	—	(1,944)
Increase (decrease) in bills and accounts payable		263,755	(90,180)	235,899
Increase in other payables and accrued expenses		34,481	622,128	64,281
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		40,749	(315,065)	471,464

Cash generated from operations		9,056,584	5,992,745	5,472,117

Income taxes paid		(2,207,217)	(1,520,081)	(1,782,465)
Interest paid		(36,511)	(24,722)	(23,179)
Interest income received		275,220	103,564	94,372
Dividend income received		7,401	7,143	6,311

NET CASH FROM OPERATING ACTIVITIES		7,095,477	4,558,649	3,767,156

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES
Decrease (increase) in term deposits		141,599	(100,453)	131,804
Purchase of property, plant and equipment		(2,027,030)	(2,772,586)	(3,137,145)
Decrease in other loans receivable		640,000	—	—
(Increase) decrease in restricted cash		(50,412)	59,404	(50,529)
Proceeds on disposal of property, plant and equipment		19,829	31,593	14,165
Acquisition of Shanxi Group	39	—	(14,965)	(444,204)
Acquisition of Southland		—	—	(18,544)
Deposit made on investment		—	(20,500)	(97,426)
Acquisition of mining rights in Southland		—	(61,923)	(23,644)
Acquisition of mining rights in Zhaolou		(747,339)	—	—
Purchase of land use right		(68,136)	(11,515)	—
Investment in an associate		—	(900,000)	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,091,489)	(3,790,945)	(3,625,523)

FINANCING ACTIVITIES
Dividend paid		(836,128)	(983,680)	(1,082,048)
Repayments of bank borrowings		(72,000)	(50,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(13,248)	(8,689)	(9,230)
Dividend paid to a minority shareholder of a subsidiary		(292)	(330)	(271)
Contribution from a minority shareholder of a subsidiary		—	24,000	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		(921,668)	(1,018,699)	(1,291,549)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,082,320	(250,995)	(1,149,916)
CASH AND CASH EQUIVALENTS, AT JANUARY 1		4,424,561	4,715,945	5,885,581
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(67,303)	(40,389)	(19,720)

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,439,578	4,424,561	4,715,945

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Consolidated Financial Statements

For the year ended December 31, 2008

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associate and subsidiaries are set out in notes 28 and 45, respectively.

As at December 31, 2008, the Group has a net current assets of RMB9,697,406,000 (2007: RMB5,808,755,000) and total assets less current liabilities of RMB27,041,640,000 (2007: RMB22,087,922,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production as at December 31, 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). During the year, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in the current year.

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosure required by the Hong Kong Companies Ordinance and by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2008.

International Accounting Standard (“IAS”) 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new IFRSs had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvements of IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 1 & 32 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
IAS 39 (Amendment)	Eligible Hedged Items[3]
IFRS 1& IAS 27 (Amendments)	Cost of an Investment in a subsidiary, Jointly Controlled Entity or an Associate[2]
IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards[3]
IFRS 2 (Amendment)	Share-based Payment – Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments[2]
IFRS 8	Operating Segments[2]
IAS 39 & IFRIC 9 (Amendments)	Embedded Derivative[6]
IFRIC 13	Customer Loyalty Programmes[4]
IFRIC 15	Agreements for the Construction of Real Estate[2]
IFRIC 16	Hedges of a Net Investments in a Foreign Operation[5]
IFRIC 17	Distributions of Non-Cash Assets to Owners[3]
IFRIC 18	Transfers of Assets from Customers[7]

1	Effective for annual periods beginning on or after January 1, 2009, except the amendments to IFRS 5, effective for annual periods beginning on or after July 1, 2009
2	Effective for annual periods beginning on or after January 1, 2009
3	Effective for annual periods beginning on or after July 1, 2009
4	Effective for annual periods beginning on or after July 1, 2008
5	Effective for annual periods beginning on or after October 1, 2008
6	Effective for annual periods beginning on or after June 30, 2009
7	Effective for transfers of assets from customers received on or after July 1, 2009

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Among these new standards and interpretations, IAS 1(Revised) is expected to materially change the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group will have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but will give rise to additional disclosures.

IFRS 8 will be effective for annual periods beginning on or after January 1, 2009. The accounting policy for identifying segments will be based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances. In the current year, segment results are disclosed in accordance with IAS 14.

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Acquisition of additional interests in subsidiary

Goodwill arising on acquisition of additional interest in subsidiary represents the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of acquisition which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and is expensed over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of recourses to complete the project and the ability to measure reliably the expenditure during the development.

No development expenditure has been deferred by the Company.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other loans receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

significant financial difficulty of the issuer or counterparty; or

default or delinquency in interest or principal payments; or

it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including bills and accounts payable, other payables, amounts due to Parent Company and its subsidiary companies, bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 34. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on derivative instruments.

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii)	Derivatives that do not qualify for hedge accounting and those not designated as hedge

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgements involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2008 and 2007, the carrying amount of goodwill is RMB298,650,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2008, the carrying amounts of property, plant and equipment is approximately RMB14,149,446,000 (2007: RMB13,525,000,000). During the year ended December 31, 2007, RMB339,743,000 was written off as expenses.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

Business segments

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol and electricity power. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Coal railway transportation	–	Provision of railway transportation services
Methanol and electricity power	–	Production and sales of methanol and electricity power

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	24,557,521	247,199	98,361	—	—	24,903,081
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	24,689,176	335,657	98,361	—	(220,113)	24,903,081

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(573,442)
Unallocated corporate income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

BALANCE SHEET

	At December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of mining rights	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					110,707
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

BALANCE SHEET

	At December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Segment assets	14,164,314	910,867	3,186,981	18,262,162

Interests in an associate				897,562
Unallocated corporate assets				7,027,676

				26,187,400

LIABILITIES
Segment liabilities	3,558,576	23,816	450,108	4,032,500

Unallocated corporate liabilities				666,288

				4,698,788

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of mining rights	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable and other receivables	(4,363)	—	—	—	(4,363)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	12,783,567	160,399	—	—	12,943,966
Inter-segment	—	206,770	—	(206,770)	—

Total	12,783,567	367,169	—	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	4,141,517	8,664	(47,662)	—	4,102,519

Unallocated corporate expenses					(461,760)
Unallocated corporate income					112,214
Interest expenses					(26,349)

Profit before income taxes					3,726,624
Income taxes					(1,354,656)

Profit for the year					2,371,968

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions	3,015,080	19,827	1,160,045	104,454	4,299,406
Amortization of mining rights	12,069	—	—	—	12,069
Release of prepaid lease payments	8,344	5,188	294	—	13,826
Depreciation of property, plant and equipment	975,928	77,704	378	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	—	487	73,531
Impairment losses reversed on accounts receivable and other receivables	(19,717)	—	—	—	(19,717)

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired certain subsidiaries located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the consolidated financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment, goodwill and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and equipment, goodwill and intangible assets Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

The PRC	2,784,223	2,818,358	3,582,427
Australia	97,494	174,661	716,979

	2,881,717	2,993,019	4,299,406

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

7.	NET SALES OF COAL

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Coal sold in the PRC, gross	22,688,984	13,355,761	9,746,146
Less: Transportation costs	356,517	280,694	358,414

Coal sold in the PRC, net	22,332,467	13,075,067	9,387,732

Coal sold outside the PRC, gross	1,868,537	1,550,985	3,037,421
Less: Transportation costs	152,195	269,122	578,205

Coal sold outside the PRC, net	1,716,342	1,281,863	2,459,216

Net sales of coal	24,048,809	14,356,930	11,846,948

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Materials	1,616,865	1,257,433	1,320,596
Wages and employee benefits	2,624,821	2,392,447	1,646,018
Electricity	346,401	377,686	336,284
Depreciation	907,218	1,121,557	962,963
Land subsidence, restoration, rehabilitation and environmental costs	3,279,503	833,282	742,985
Repairs and maintenance	—	441,511	327,151
Annual fee and amortization of mining rights (note 24)	170,793	28,708	25,049
Transportation costs	131,301	105,930	106,572
Cost of traded coal	1,810,342	—	—
Others	929,545	773,370	722,451

	11,816,789	7,331,924	6,190,069

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Wages and employee benefits	1,374,698	1,093,732	1,001,783
Additional medical insurance	53,068	22,896	57,364
Staff training costs	24,412	38,735	44,037
Depreciation	114,451	129,436	112,839
Distribution charges	103,209	93,014	57,100
Resource compensation fees (note)	159,938	117,772	107,502
Repairs and maintenance	424,751	34,348	18,440
Research and development	106,516	78,973	45,979
Freight charges	20,247	29,305	20,741
Property, plant and equipment written off	—	339,743	—
Loss on disposal of property, plant and equipment	—	—	73,531
Others	1,450,741	876,723	690,826

	3,832,031	2,854,677	2,230,142

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Dividend income	7,401	7,143	6,311
Gain on sales of auxiliary materials	37,762	63,579	49,623
Government grants	3,500	—	4,000
Interest income from bank deposits	142,990	103,564	94,372
Interest income from entrusted loan (note 20)	132,230	—	—
Others	27,610	24,644	11,531

	351,493	198,930	165,837

Included in dividend income above is income from listed investments of RMB7,401,000 (2007: RMB7,143,000 and 2006: RMB5,581,000) and from unlisted investments of nil (2007: nil and 2006: RMB730,000).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

11.	INTEREST EXPENSE

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Interest expenses on:
– bank borrowings wholly repayable within 5 years	20,537	10,522	10,058
– bank borrowings not wholly repayable within 5 years	15,899	14,200	2,281
– bills receivable discounted without recourse	75	—	10,840
Deemed interest expenses in respect of acquisition of Jining III	1,849	2,500	3,170

	38,360	27,222	26,349

12.	INCOME TAXES

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Income taxes:
Current taxes, PRC Enterprise Income Tax	2,351,759	1,484,195	1,309,783
Under(over) provision in prior years	265,390	(104,512)	(24,233)

	2,617,149	1,379,683	1,285,550
Deferred tax charge (note 35)	(231,532)	1,925	69,106
Attributable to a change in tax rate	—	(66,088)	—

	2,385,617	1,315,520	1,354,656

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2007 & 2006: 33%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Standard income tax rate in the PRC	25%	33%	33%
Standard income tax rate applied to income before income taxes	2,216,307	1,499,293	1,229,786

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	(67,449)	(70,496)
Deemed interest not deductible for tax purposes	462	825	1,046
Expenses not deductible for tax purposes	(74,491)	29,008	117,447
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(11,398)	(1,439)	(6,507)
Deemed interest income from subsidiaries subject to tax	40,213	17,402	9,456
Tax effect of tax losses not recognized	28	3,824	94,807
Under (over) provision in prior years	265,390	(104,512)	(24,233)
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	—	(66,088)	—
Utilization of unrecognized tax losses in prior years	(51,600)	—	—
Others	706	4,656	3,350

Income taxes	2,385,617	1,315,520	1,354,656

Effective income tax rate	27%	29%	36%

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Profit for the year has been arrived at after charging:
Amortization of mining rights	35,652	15,728	12,069
Depreciation of property, plant and equipment	1,140,809	1,237,132	1,061,976

Total depreciation and amortization	1,176,461	1,252,860	1,074,045

Release of prepaid lease payments	15,109	13,861	13,826
Auditors’ remuneration	10,157	14,683	10,406
Staff costs, including directors’ and supervisors’ emoluments	4,358,556	3,572,734	2,783,298
Retirement benefit scheme contributions (included in staff costs above)	867,808	720,091	641,633
Cost of inventories	11,986,520	7,145,614	6,089,185
Exchange loss, net and crediting:	328,858	3,150	12,346
Gain on disposal of property, plant and equipment	(12,317)	(25,002)	—
Reversal of impairment loss on accounts receivable and other receivables	(4,369)	(4,363)	(19,717)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2008

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2007

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian Fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Independent non-executive directors
Pu Hongjiu	89	—	—	89
Cui Jianmin	89	—	—	89
Wang Xiaojun	106	—	—	106
Wang Quanxi	89	—	—	89

	373	—	—	373

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	182	82	264
Wang Xinkun	—	238	107	345
Chen Guangshui	—	187	84	271
Zhang Baocai	—	170	77	247
Dong Yunqing	—	205	92	297

	—	982	442	1,424

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	218	98	316

	—	218	98	316

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	208	94	302
Tian Fengze	—	202	91	293
Shi Chenzhong	—	229	103	332
Qu Tianzhi	—	232	104	336
Ni Xinghua	—	218	98	316
Lai Cunliang	—	421	—	421

	—	1,510	490	2,000

No directors waived any emoluments in each of the year ended December 31, 2008, 2007 and 2006.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2008 (2007: nil; 2006: nil). The emoluments of the five highest paid individuals (2007: five; 2006: five) were stated as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Salaries, allowance and other benefits in kind	6,787	6,997	6,471
Retirement benefit scheme contributions	611	630	582
Discretionary bonuses	242	250	656

	7,640	7,877	7,709

Their emoluments were within the following bands:

	Year ended December 31,
	2008	2007	2006
	No. of employees	No. of employees	No. of employees

Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	3	3	3
HK$1,500,001 to HK$2,000,000	1	2	1
HK$2,000,001 to HK$2,500,000	1	—	1

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

2007 final dividend, RMB0.170 per share (2007: 2006 final dividend RMB0.120; 2006: 2005 final dividend RMB0.150)	836,128	590,208	737,760

Special dividends approved, nil per share (2007: RMB0.080; 2006: RMB0.070)	—	393,472	344,288

	836,128	983,680	1,082,048

In the annual general meeting held on June 29, 2006, a final dividend and a special dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,967,360,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.40 per share, in respect of the year ended December 31, 2008. The declaration and payment of the final dividend needs to be approved by the

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2008, 2007 and 2006 is based on the profit attributable to the equity holders of the Company for the year of RMB6,488,908,000, RMB3,230,450,000 and RMB2,372,985,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 and 2006 have been adjusted accordingly.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2008, 2007 and 2006.

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 1.44% (2007: from 0.72% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.05% per annum (2007: 0.72%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 6.5% (2007:1.8%) per annum.

The term deposits carry fixed interest rate of 1.35% to 2.52% (2007: 1.71% to 3.42%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2008	2007
	RMB’000	RMB’000

Total bills receivable	2,571,064	2,638,956
Total accounts receivable	435,711	135,525

	3,006,775	2,774,481
Less: Impairment loss	(29,509)	(20,996)

Total bills and accounts receivable, net	2,977,266	2,753,485

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The following is an aged analysis of bills and accounts receivable at the balance sheet dates:

	At December 31,
	2008	2007
	RMB’000	RMB’000

1-90 days	1,759,526	1,490,661
91-180 days	1,217,740	1,262,824

	2,977,266	2,753,485

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 65 days (2007: 61 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2008	2007
	RMB’000	RMB’000

Balance at January 1	20,996	31,447
Provided for the year	8,950	—
Written off reversed (recognised)	2,265	(6,088)
Reversal	(2,702)	(4,363)

Balance at December 31	29,509	20,996

Included in the allowance for doubtful debts is an allowance of RMB29.5 million (2007: RMB 21 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2008	2007
	RMB’000	RMB’000

COST
Methanol	7,414	—
Auxiliary materials, spare parts and small tools	220,960	248,412
Coal products	591,225	191,722

	819,599	440,134

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

20.	OTHER LOANS RECEIVABLE

At December 31, 2007, the amount represented a loan granted to an independent third party, which carried interest at 7.00% per annum and was guaranteed by other independent third parties. The loan (the “Default Loan”) was secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to The People’s Supreme Court of the Shangdong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

In 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request to the Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximate RMB700 million (including the interest). By December 31, 2008, the Company has executed the Secured Share rights and collected principal of RMB640 million plus interest after tax of RMB130 million (note 10).

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2008	2007
	RMB’000	RMB’000

Advances to suppliers	94,796	35,728
Prepaid freight charges and related handling charges	7,958	10,934
Deposit for environment protection	200,000	200,000
Prepaid relocation costs of inhabitants	1,151,895	—
Others	112,561	80,006

	1,567,210	326,668

Included in the above balances as of December 31, 2008 is an impairment loss of RMB16,854,000 (2007: RMB30,117,000). During the year ended December 31, 2008, the Group wrote off impairment loss of RMB2,646,000, and reversed impairment loss of RMB 10,617,000. During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000. During the year ended December 31, 2006, the Group reversed impairment loss of RMB3,067,000.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000

Current portion	15,296	13,976
Non-current portion	628,119	576,412

	643,415	590,388

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

24.	MINING RIGHTS

RMB’000

COST
At January 1, 2007	353,098
Exchange re-alignment	2,092
Acquisition of Shanxi Neng Hua	61,923

At December 31, 2007 and at January 1, 2008	417,113
Exchange re-alignment	(30,772)
Acquisition of Zhaolou coal mine	747,339

At December 31, 2008	1,133,680

AMORTIZATION
At January 1, 2007	45,189
Exchange re-alignment	184
Provided for the year	15,728

At December 31, 2007 and at January 1, 2008	61,101
Exchange re-alignment	(2,780)
Provided for the year	35,652

At December 31, 2008	93,973

CARRYING VALUES
At December 31, 2008	1,039,707

At December 31, 2007	356,012

The addition of mining right of RMB747,339,000 during the year represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB135,141,000 for the year ended December 31, 2008 has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

The other mining rights are amortized, on a straight-line basis, over the useful life of twenty to twenty eight years from the date of acquisition.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

COST
At January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,056	337	—	—	—	27,435	21	12,840	42,689
Additions	—	2,100	—	—	—	71,014	8,641	2,846,275	2,928,030
Transfers	—	166,334	—	1,557	14,096	672,871	35,992	(890,850)	—
Written off	—	(18,999)	—	—	(344,149)	(219,261)	(12,731)	—	(595,140)
Disposals	—	—	—	—	—	(6,461)	(1,245)	—	(7,706)

At December 31, 2007 and January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange re-alignment	(15,032)	(3,066)	—	—	—	(252,328)	(303)	(70,451)	(341,180)
Additions	—	—	—	—	—	97,150	3,330	1,965,762	2,066,242
Transfers	—	429,580	5,456	132,609	11,184	1,145,823	24,270	(1,748,922)	—
Disposals	—	(978)	—	—	—	(45,996)	(4,045)	—	(51,019)

At December 31, 2008	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	52	—	—	—	1,594	12	—	1,658
Provided for the year	—	123,617	6,071	53,442	85,162	931,748	38,032	—	1,238,072
Eliminated on written off	—	(9,112)	—	—	(48,990)	(186,987)	(10,308)	—	(255,397)
Eliminated on disposals	—	—	—	—	—	(1,115)	—	—	(1,115)

At December 31, 2007 and January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange re-alignment	—	(964)	—	—	—	(47,147)	—	—	(48,111)
Provided for the year	—	94,907	42,653	62,171	80,538	836,981	23,559	—	1,140,809
Eliminated on disposals	—	(387)	—	—	—	(39,393)	(3,727)	—	(43,507)

At December 31, 2008	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011

CARRYING VALUES
At December 31, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	15 to 30 years

Harbor works and crafts	40 years

Railway structures	15 to 25 years

Plant, machinery and equipment	5 to 15 years

Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2007, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB339,743,000 have been written off in respect of buildings, mining structure, plant, machinery and equipment, and transportation equipment, which are used in the mining segment.

26.	GOODWILL

	2008	2007
	RMB’000	RMB’000

COST
At January 1	298,650	295,584
Acquisition of Shanxi Group	—	3,066

At December 31	298,650	298,650

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2008	2007
	RMB’000	RMB’000

Coal Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613

Coal Railway Transportation

– Railway Assets	97,240	97,240

	298,650	298,650

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8% (2007: 10%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2008 and 2007, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2008	2007
	RMB’000	RMB’000

Equity securities listed on the SSE
– Stated at fair value	139,447	409,086
Unlisted equity security	440	440

	139,887	409,526

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2008 at the amount of RMB133,720,000 (2007: RMB393,124,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others; or ask others to held the shares on its behalf before April 28, 2008. This investment is presented as listed securities which amount to RMB5,727,000 as at December 31, 2008 (2007: RMB15,962,000).

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	INTERESTS IN AN ASSOCIATE

	At December 31,
	2008	2007
	RMB’000	RMB’000

Cost of investment in an associate	900,000	900,000
Share of post-acquisition loss	(69,805)	(2,438)

	830,195	897,562

In 2007, the Group made a cash investment of RMB900,000,000 for its 30% equity interest in an associate, Huadian Zouxian Power Generation Company Limited, which is established in the PRC and engaged in electricity generation business in the PRC.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Summarized financial information in respect of the Group’s associate is set out below:

	At December 31,
	2008	2007
	RMB’000	RMB’000

Total assets	7,623,355	7,623,027
Total liabilities	(4,856,038)	(4,631,154)

Net assets	2,767,317	2,991,873

Group’s share of net assets of associate	830,195	897,562

	Year ended December 31,
	2008	2007
	RMB’000	RMB’000

Revenue	3,650,661	321,802

Loss for the year/period	(224,556)	(8,127)

Group’s share of loss of an associate	(67,367)	(2,438)

29.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2008, the Company made a deposit of RMB118 million (2007: RMB118 million) in relation to this acquisition. As at December 31, 2008, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2008	2007
	RMB’000	RMB’000

Bills payable	160,341	139,100
Accounts payable	749,786	518,417

	910,127	657,517

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2008	2007
	RMB’000	RMB’000

1-90 days	469,740	506,474
91-180 days	177,404	—
181-365 days	132,576	126,048
1-2 years	130,407	24,995

	910,127	657,517

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2008	2007
	RMB’000	RMB’000

Customers’ deposits	757,631	942,557
Accrued wages	435,450	337,275
Other taxes payable	265,231	218,723
Payables in respect of purchases of property, plant and equipment and construction materials	654,304	615,092
Accrued freight charges	13,189	93,456
Accrued repairs and maintenance	49,766	19,493
Accrued utility expenses	—	4,100
Staff welfare payable	77,873	58,196
Withholding tax payable	466	7,464
Deposits received from employees	68,969	57,493
Price regulating charges	34,081	105,421
Accrued land subsidence, restoration, rehabilitation and environmental costs	59,871	81,157
Payable on compensation fee of mining rights	135,141	—
Others	146,284	130,690

	2,698,256	2,671,117

32.	(PROVISION) PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2008	2007
	RMB’000	RMB’000

Balance at January 1	(19,635)	212,912
Additional provision in the year	(3,369,696)	(825,998)
Utilization of provision	2,938,352	593,451

Balance at December 31	(450,979)	(19,635)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The prepayment included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

During the year, the provision for land subsidence, restoration, rehabilitation and environmental costs increases mainly because the basis of calculating compensation increases and the land areas originally not subject to compensation in the past now require compensation due to the change of government policy.

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2008	2007
	RMB’000	RMB’000

Within one year	82,000	72,000
More than one year, but not exceeding two years	22,000	82,000
More than two years, but not more than five years	66,000	66,000
More than five years	88,000	110,000

	258,000	330,000
Less: Amounts due within one year and included in current liabilities	(82,000)	(72,000)

Amounts due after one year	176,000	258,000

The balances as of December 31, 2008 and 2007 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB258,000,000 (2007: RMB330,000,000) is an amount of RMB60,000,000 (2007: RMB110,000,000) that carries interest at 5.31% (2007: 7.09%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (the “PBOC”). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. The repayment is guaranteed by the Parent Company.

The remaining balance of RMB198,000,000 (2007: RMB220,000,000) carries interest at 5.94% (2007: 6.84%) per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

34.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000

Derivatives used for hedging
Cash flow hedges – forward foreign exchange contracts	29,435	—

During the year ended December 31, 2008, the Group’s subsidiary in Australia entered into forward foreign exchange contracts to buy Australian Dollar against US Dollar with banks in order to manage the currency risks of foreign currency forecast sales. As at December 31, 2008, the outstanding notional amount was approximately RMB211 million, maturing through January to July 2009 with bought floor price and bought ceiling price of 0.6293 and 0.9568 respectively. The ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10,445,000 is recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate.

35.	DEFERRED TAXATION

	Available-for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights	Temporary differences on expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2007	(11,207)	(218,513)	(54,103)	—	—	—	(283,823)
Effect of change in tax rate	2,717	52,972	13,116	—	—	—	68,805
Charge to reserve	(78,236)	—	—	—	—	—	(78,236)
(Charge) credit to income for the year (note 12)	—	(34,613)	1,513	—	31,175	—	(1,925)

Balance at January 1, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
Charge to reserve	67,409	—	—	—	—	8,831	76,240
(Charge) Credit to the consolidated income statement (note 12)	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at December 31, 2008	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246

The temporary differences on expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2008	2007
	RMB’000	RMB’000

Deferred tax assets	46,023	31,175
Deferred tax liabilities	(41,777)	(326,354)

	4,246	(295,179)

At the balance sheet date, the Group has unused tax losses of RMB682 million (2007: RMB556 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB223 million (2007: RMB104 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB459 million (2007: RMB452 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, and losses of RMB298 million that will expire in 2013 (2007: losses of RMB55 million that will expire in 2011 and losses of RMB106 million that will expire in 2012). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

36.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares
	State legal person shares (held by the Parent Company)	A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares
	State legal person shares (held by the Parent Company)	A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Registered, issued and fully paid
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund and mine areas environmental restoration fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. The unutilized Work Safety Cost at December 31, 2007 was RMB187,470,000.

Statutory Common Reserve Fund/Statutory Common Welfare Fund

Pursuant to the relevant regulations from the Ministry of Finance, the Company and its subsidiaries in the PRC are no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

to make good losses in previous years; or

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2008 is the retained earnings computed under PRC GAAP which amounted to approximately RMB13,430,460,000 (At December 31, 2007: RMB8,625,550,000, as restated with the adoption of new accounting standards under PRC GAAP).

37.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 33 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

38.	FINANCIAL INSTRUMENT

38a. Categories of financial instruments

	At December 31,
	2008	2007
	RMB’000	RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	12,980,405	9,453,042
Available-for-sale financial assets	139,887	409,526

Financial liabilities
Amortised cost	3,559,204	2,583,276
Derivative financial instruments	29,435	—

38b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sales equity instrument, bills and accounts receivable, other loans receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instruments, bills and accounts payable, other payables, borrowings and amounts due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2008 and 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2008, 2007 and 2006, net sales to the Group’s five largest domestic customers accounted for approximately 32.8%, 25.6% and 22.1%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 17.7%, 12.1% and 10.2% of the Group’s net sales for the years ended December 31, 2008, 2007 and 2006, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2008, 2007 and 2006.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2008 and 2007 are as follows:

	Percentage of accounts receivable At December 31,
	2008	2007

Five largest receivable balances	87.54%	63.26%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2008		31.12.2007
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000

Company A	The PRC	300,000	207,232	—	—
Company B	The PRC	300,000	89,074	—	—
Company C	The PRC	50,000	38,226	10,000	3,756
Company D	The PRC	24,000	23,769	10,000	3,896
Company E	The PRC	30,000	23,115	—	—
Company F	The PRC	—	—	40,000	32,773
Company G	The PRC	—	—	40,000	31,664
Company H	The PRC	—	—	20,000	13,645

			381,416		85,734

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at December 31, 2007, the Group had exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 90% and 80% of the Group’s total trade receivable as at December 31, 2008 and 2007 respectively.

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

United States Dollar (“USD”)	4,447	2,250	910,764	663,713
Euro (“EUR”)	—	47,338	15,718	34,018
Hong Kong Dollar (“HKD”)	—	—	7,286	103,851
Notional amounts of USD foreign exchange contracts used for hedging	210,800	—	—	—

Except as disclosed in note, the Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i)
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	58,863	62,804	273	4,945
– if RMB strengthens against respective foreign currency	(58,863)	(62,804)	(273)	(4,945)

	USD Impact (note ii)
	2008	2007
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(21,584)	(31,305)
– if AUD strengthens against respective foreign currency	21,584	31,305

Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(21,144)	(31,305)
– if AUD strengthens against respective foreign currency	21,144	31,305

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.
(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 33 for details of these borrowings).

The Group currently does not have any interest rate hedging policy.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings.

The Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities. The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2008
Non-derivative financial liabilities
Bills and accounts payables	N/A	910,127	—	—	—	—	910,127	910,127
Other payables	N/A	1,677,496	—	—	—	—	1,677,496	1,677,496
Amounts due to Parent Company and its subsidiary companies	N/A	706,328	—	—	13,248	—	719,576	713,581
Bank borrowings
– variable rate	5.31%-5.94%	—	11,254	74,739	104,625	125,839	316,457	258,000

		3,293,951	11,254	74,739	117,873	125,839	3,623,656	3,559,204

Derivative financial instruments
– gross settlement
Forward foreign exchange contracts
– Inflow	N/A	129,200	71,400	10,200	—	—	210,800	210,800
– Outflow	N/A	(129,200)	(71,400)	(10,200)	—	—	(210,800)	(210,800)

		—	—	—	—	—	—	—

2007
Non-derivative financial liabilities
Bills and accounts payables	N/A	631,207	26,310	—	—	—	657,517	657,517
Other payables	N/A	911,528	—	—	—	—	911,528	911,528
Amounts due to Parent Company and its subsidiary companies	N/A	669,275	—	—	26,496	—	695,771	684,231
Bank borrowings
– variable rate	6.84%-7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000

		2,212,010	37,635	65,135	202,464	169,799	2,687,043	2,583,276

38c. Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

39.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company. In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000 which give rise to additional goodwill of RMB3,066,000.

This acquisition has been accounted for using the purchase method.

The net assets of Shanxi Group acquired in 2006, and the goodwill arising, are as follows:

	Acquiree’s carrying amount before combination	Fair value adjustments	Fair value
	RMB’000	RMB’000	RMB’000

Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	—	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378		11,378
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)

Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547

			733,346

Total consideration satisfied by:
Cash consideration paid on acquisition			733,346

Net cash outflow arising on acquisition:
Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142

			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition to December 31, 2006.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the year would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

40.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2008 and 2007 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2008	2007
	RMB’000	RMB’000

Amounts due to Parent Company and its subsidiary companies
Within one year	706,328	669,275
More than one year, but not exceeding two years	7,253	7,703
More than two years, but not exceeding three years	—	7,253

Total	713,581	684,231
Less: amount due within one year	(706,328)	(669,275)
Amount due after one year	7,253	14,956

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Income
Sales of coal	1,384,415	1,014,963	1,069,879
Sales of auxiliary materials	550,986	595,143	496,221

Expenditure
Utilities and facilities	376,288	377,074	358,370
Annual fee for mining rights	—	12,980	12,980
Purchases of supply materials and equipment	471,768	454,469	458,329
Repair and maintenance services	253,864	215,102	246,841
Social welfare and support services	255,265	313,062	406,004
Technical support and training	20,000	20,000	20,000
Road transportation services	86,671	60,718	63,448
Construction services	294,938	316,801	306,658

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and for technical support and training of RMB20,000,000, RMB20,000,000 and RMB20,000,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2006, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 39.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company. Details of this acquisition are set out in note 24.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 42).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Trade sales	10,253,998	6,035,156	4,600,606

Trade purchases	1,328,958	1,056,959	1,568,658

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Material balances with other state-controlled entities are as follows:

	At December 31,
	2008	2007
	RMB’000	RMB’000

Amounts due to other state-controlled entities	294,888	311,922

Amounts due from other state-controlled entities	364,420	339,979

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Directors’ fees	426	403	373
Salaries, allowance and other benefits in kind	2,545	2,315	2,710
Retirement benefit scheme contributions	407	378	1,030

	3,378	3,096	4,113

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

41.	COMMITMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment	142,399	322,271
Capital expenditure authorized but not contracted for in respect of development of new coal mines	—	747,339

	142,399	1,069,610

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2008 and 2007.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB997 million (2007: RMB1,073 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2008, deposit of RMB200 million (2007: RMB200 million) were made and the Company is committed to further make security deposit of RMB797 million (2007: RMB873 million).

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company at a consideration of RMB593.24 million to acquire 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”).

Hua Ju Energy is a joint stock limited company established in the PRC. The principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The acquisition has been approved by the shareholders of the Company at the general meeting of shareholders. As at December 31, 2008, the equity transfer and approval from governmental authority have not been completed. At the date of issue of these financial statements, the equity transfer and approval from governmental authority have been completed and the Company has fully settled the consideration in respect of the acquisition.

During 2007, the Company entered into an agreement with the Parent Company and Zhongcheng Trust and Investment LLC. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. The Company has agreed to contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2008, the procedures to establish the Investee are still in progress.

Compensation fees for mining rights are required to be pay annually and details are set out in note 24.

42.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The amount of contributions paid to the Parent Company were RMB759,356,000, RMB692,912,000 and RMB640,620,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

43.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2008, 2007 and 2006. Such expenses,

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

amounting to RMB86,200,000, RMB86,269,000 and RMB86,200,000 for each of the three years ended December 31, 2008, 2007 and 2006 respectively, have been included as part of the social welfare and support services expenses summarized in note 40.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

44.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2008, the Group acquired certain property, plant and equipment, of which RMB654,304,000 (2007: RMB615,092,000) have not yet been paid.

45.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2008	2007
	RMB’000	RMB’000

ASSETS
CURRENT ASSETS
Bank balances and cash	8,221,661	4,331,449
Term deposits	1,153,385	1,294,984
Restricted cash	14,823	8,852
Amounts due from subsidiaries	235,122	213,890
Bills and accounts receivable	2,961,769	2,721,930
Inventories	693,974	325,620
Other loans receivable	—	640,000
Loans to subsidiaries	122,805	273,707
Prepayments and other receivables	1,463,195	317,922
Prepaid lease payments	13,334	13,362

TOTAL CURRENT ASSETS	14,880,068	10,141,716

NON-CURRENT ASSETS
Mining rights	79,487	86,111
Prepaid lease payments	534,955	548,314
Property, plant and equipment	7,357,101	7,519,521
Goodwill	107,346	107,346
Investment in subsidiaries (note a)	4,026,004	3,402,004
Investments in securities	139,887	409,526
Investment in associate	900,000	900,000
Loan to subsidiaries	3,563,773	2,170,190
Deposit made on investment	117,926	117,926
Deferred tax asset	9,470	—

TOTAL NON-CURRENT ASSETS	16,835,949	15,260,938

TOTAL ASSETS	31,716,017	25,402,654

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	At December 31,
	2008	2007
	RMB’000	RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	674,053	598,473
Other payables and accrued expenses	2,092,215	1,915,922
Provision for land subsidence, restoration, rehabilitation and environmental costs	450,979	19,635
Amounts due to Parent Company and its subsidiary companies	540,831	513,593
Taxes payable	419,766	9,956

TOTAL CURRENT LIABILITIES	4,177,844	3,057,579

Amounts due to parent company and its subsidiary companies – due after one year	7,253	14,956
Deferred tax liability	—	283,064

TOTAL NON-CURRENT LIABILITIES	7,253	298,020

TOTAL LIABILITIES	4,185,097	3,355,599
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	27,530,920	22,047,055

TOTAL LIABILITIES AND EQUITY	31,716,017	25,402,654

Notes:

(a)	Details of the Company’s subsidiaries at December 31, 2008 and 2007 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2008		2007		2008	2007
				Directly	Indirectly	Directly	Indirectly

Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD	64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Heze (note)	PRC	RMB	1,500,000,000	96.67%	—	96.67%	—	96.67%	96.67%	Coal mining business

Yancoal Australia Pty, Limited (“Yancoal Australia”)	Australia	AUD	64,000,000	100%	—	100%	—	100%	100%	Investment holding

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note)	PRC	RMB	5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2008		2007		2008	2007
				Directly	Indirectly	Directly	Indirectly

Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”) (note)	PRC	RMB	1,400,000,000	100%	—	97%	—	100%	97%	Development of methanol project

Zhongyan Trade Co., Ltd (“Zhongyan”) (note)	PRC	RMB	2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery

Shanxi Neng Hua (note)	PRC	RMB	600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note)	PRC	RMB	90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note)	PRC	RMB	150,000,000	—	99.85%	—	99.85%	99.85%	99.85%	Methanol and electricity power business

Note:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao are established in the PRC as limited liability companies.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	The Company’s equity is as follows:

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Investment revaluation reserve	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2007	4,918,400	2,981,002	2,218,007	1,704,295	22,754	7,561,894	19,406,352
Gain on fair value changes of available-for-sale investment	—	—	—	—	312,944	—	312,944
Deferred tax on fair value change of available-for-sale investment	—	—	—	—	(75,519)	—	(75,519)

Net income recognized directly in equity	—	—	—	—	237,425	—	237,425
Profit for the year	—	—	—	—	—	3,386,958	3,386,958

Total recognized income and expense for the year	—	—	—	—	237,425	3,386,958	3,624,383
Appropriations to reserves	—	—	361,110	333,645	—	(694,755)	—
Dividends	—	—	—	—	—	(983,680)	(983,680)

Balance at December 31, 2007	4,918,400	2,981,002	2,579,117	2,037,940	260,179	9,270,417	22,047,055

Balance at January 1, 2008	4,918,400	2,981,002	2,579,117	2,037,940	260,179	9,270,417	22,047,055
Loss on fair value changes of available-for-sale investment	—	—	—	—	(269,639)	—	(269,639)
Deferred tax on fair value change of available-for-sale investment	—	—	—	—	67,409	—	67,409

Net loss recognized directly in equity	—	—	—	—	(202,230)	—	(202,230)
Profit for the year	—	—	—	—	—	6,522,223	6,522,223

Total recognized income and expense for the year	—	—	—	—	(202,230)	6,522,223	6,319,993
Appropriations to reserves	—	—	355,800	785,235	—	(1,141,035)	—
Dividends	—	—	—	—	—	(836,128)	(836,128)

Balance at December 31, 2008	4,918,400	2,981,002	2,934,917	2,823,175	57,949	13,815,477	27,530,920

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	INTERIM FINANCIAL INFORMATION

The following is an extract of the unaudited interim financial information of the Group as extracted from the interim report of the Company for the 6 months ended 30 June 2009.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE, 2009

		Six months ended 30 June
		2009	2008
	Notes	RMB’000	RMB’000
		(unaudited)	(unaudited)

Gross sales of coal	5	8,829,078	12,065,436
Railway transportation service income		112,587	111,931
Gross sales of electricity power		101,817	—
Gross sales of heat supply		7,380	—

Total revenue		9,050,862	12,177,367
Transportation costs of coal	5	(186,833)	(219,511)
Cost of sales and service provided	6	(4,437,963)	(5,172,474)
Cost of electricity power		(84,131)	—
Cost of heat supply		(4,246)	—

Gross profit		4,337,689	6,785,382
Selling, general and administrative expenses		(1,840,102)	(1,422,260)
Share of profit/(loss) of an associate		43,815	(47,192)
Other income	7	198,685	194,152
Interest expenses	8	(20,844)	(15,827)

Profit before income taxes	9	2,719,243	5,494,255
Income taxes	10	(671,112)	(1,580,496)

Profit for the period		2,048,131	3,913,759

Equity attributable to:
Equity holders of the Company		2,025,690	3,912,641
Minority interests		22,441	1,118

		2,048,131	3,913,759

Earnings per share, basic	12	RMB0.41	RMB0.80

Earnings per ADS, basic	12	RMB4.12	RMB7.96

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE, 2009

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
	(unaudited)	(unaudited)

Profit for the period	2,048,131	3,913,759
Other comprehensive income (after income tax):

Available-for-sale investment:
Change in fair value	90,727	(200,509)
Deferred taxes	(22,682)	50,127

	68,045	(150,382)

Cash flow hedge:
Cash flow hedge reserve recognized	87,408	—
Deferred taxes	(28,883)	—

	58,525	—

Exchange difference arising on translation of foreign operations	89,063	2,861

Other comprehensive income/(loss) for the period	215,633	(147,521)

Total comprehensive income for the period	2,263,764	3,766,238

Equity attributable to:
Equity holders of the Company	2,241,323	3,765,120
Minority interests	22,441	1,118

	2,263,764	3,766,238

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE, 2009

		At 30 June 2009	At 31 December 2008
	Notes	RMB’000	RMB’000
		(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Bank balances and cash		8,645,119	8,439,578
Term deposits		3,011,995	1,153,385
Restricted cash	13	19,066	18,823
Bills and accounts receivable	14	2,202,836	2,977,266
Inventories		651,101	819,599
Prepayments and other receivables	15	1,694,464	1,567,210
Prepaid lease payments		16,972	15,296
Prepayment for resources compensation fees	16	2,559	3,240
Derivative financial instruments		66,840	—

TOTAL CURRENT ASSETS		16,310,952	14,994,397

NON-CURRENT ASSETS
Mining rights	18	1,031,502	1,039,707
Prepaid lease payments		692,518	628,119
Prepayment for resources compensation fees	16	14,919	15,490
Property, plant and equipment	19	14,743,357	14,149,446
Goodwill		500,342	298,650
Investments in securities	20	260,796	139,887
Interests in an associate		874,010	830,195
Restricted cash	13	94,612	78,791
Deposit made on investment		117,926	117,926
Deferred tax assets	22	199,962	46,023

TOTAL NON CURRENT ASSETS		18,529,944	17,344,234

TOTAL ASSETS		34,840,896	32,338,631

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	21	743,328	910,127
Other payables and accrued expenses		4,616,688	2,698,256
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	967,365	450,979
Amounts due to Parent Company and its subsidiary companies	25	683,169	706,328
Unsecured bank borrowings – due within one year		82,000	82,000
Derivative financial instruments		—	29,435
Taxes payable		286,633	419,866

TOTAL CURRENT LIABILITIES		7,379,183	5,296,991

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies – due after one year	25	3,626	7,253
Unsecured bank borrowings – due after one year		165,000	176,000
Deferred tax liabilities	22	42,501	41,777

TOTAL NON CURRENT LIABILITIES		211,127	225,030

TOTAL LIABILITIES		7,590,310	5,522,021

CAPITAL AND RESERVES	23
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		22,110,687	21,836,724

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		27,029,087	26,755,124
MINORITY INTEREST		221,499	61,486

TOTAL EQUITY		27,250,586	26,816,610

TOTAL LIABILITIES AND EQUITY		34,840,896	32,338,631

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE, 2009

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000 (note 23)	RMB’000 (note 23)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Total comprehensive income for the period (unaudited)	—	—	—	—	2,861	(150,382)	—	3,912,641	3,765,120	1,118	3,766,238
Appropriations to reserves (unaudited)	—	—	101,486	—	—	—	—	(101,486)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	—	(836,128)	(836,128)	—	(836,128)
Acquisition of additional interest in the equity of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	2,506	2,506

Balance at 30 June, 2008	4,918,400	2,981,002	2,688,591	2,037,940	(11,081)	109,797	—	11,621,880	24,346,529	74,699	24,421,228

Balance at 1 January, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610
Total comprehensive income for the period (unaudited)	—	—	—	—	89,063	68,045	58,525	2,025,690	2,241,323	22,441	2,263,764
Appropriations to reserves (unaudited)	—	—	222,538	—	—	—	—	(222,538)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	—	(1,967,360)
Acquisition of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	137,572	137,572

Balance at 30 June, 2009	4,918,400	2,981,002	3,191,862	2,823,175	(26,106)	125,994	46,789	12,967,971	27,029,087	221,499	27,250,586

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE, 2009

		Six months ended 30 June
		2009	2008
	Notes	RMB’000	RMB’000
		(unaudited)	(unaudited)

NET CASH GENERATED BY OPERATING ACTIVITIES		3,611,481	3,861,370

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(826,033)	(537,413)
(Increase) decrease in term deposits		(1,858,745)	319,090
Settlement received from other loans receivable		—	640,000
Expenditure for acquisition of Zhaolou Coal Mine		—	(747,339)
Acquisition of Hua Ju Energy	24	(588,676)	—
Acquisition of minority interests of Yulin		—	(24,000)
Increase in restricted cash		(2,204)	(23,210)
Proceeds on disposal of property, plant and equipment		15,416	9,636

		(3,260,242)	(363,236)

NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES
Dividend paid to the former equity holders of Hua Ju Energy		(47,250)	—
Bank loans		(11,000)	453,910
Repayment of borrowing to Parent Company		(120,000)	—

		(178,250)	453,910

NET INCREASE IN CASH AND CASH EQUIVALENTS		172,989	3,952,044

CASH AND CASH EQUIVALENTS, BEGINNING		8,439,578	4,424,561
Effect of foreign exchange rate changes		32,552	(9,613)

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		8,645,119	8,366,992

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE, 2009

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd.

(“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Neng Hua Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At 30 June, 2009, Heze has commenced construction works for the Zhaolou coal mine. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced trial production as at 30 June, 2009. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

During the period, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,010,000. At the date of issue of these financial statements, the equity transfer and approval from governmental authority have been completed and the Company has fully settled the consideration in respect of the acquisition.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December, 2008, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after 1 January, 2009.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In the current period the Group had applied, for the first time, the new standards and interpretations and revised/amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January, 2009. The new IFRSs that had material effect on the financial statements are as follow:

IAS 1 (Revised)-Presentation of Financial Statements: IAS 1 (Revised) materially changes the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but gives rise to additional disclosures. The Group adopted IAS 1 (Revised) since 1 January, 2009, and presented items of income and expenses and components of other comprehensive income in two separate statements (a separate income statement followed by a statement of comprehensive income).

IFRS 8-Operating Segments: The accounting policy for identifying segments is based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances.

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods except the presentation disclosure. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Business segments

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal

Coal railway transportation	–	Provision for railway transportation services

Methanol, electricity and	–	Production and sales of methanol and electricity and related heat supply services

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended 30 June 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External sales	8,829,078	112,587	109,197	—	9,050,862
Inter-segment sales	77,728	34,757	286,531	(399,016)	—

Total	8,906,806	147,344	395,728	(399,016)	9,050,862

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	3,046,508	(81,605)	(79,514)	—	2,885,389

Unallocated corporate expenses					(285,928)
Unallocated corporate income					96,811
Share of profit of an associate	—	—	43,815	—	43,815
Interest expenses					(20,844)

Profit before income taxes					2,719,243
Income taxes					(671,112)

Profit for the period					2,048,131

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	For the six months ended 30 June 2008
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External sales	12,065,436	111,931	—	12,177,367
Inter-segment sales	—	32,483	(32,483)	—

Total	12,065,436	144,414	(32,483)	12,177,367

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	5,863,503	(108,718)	—	5,754,785

Unallocated corporate expenses				(249,843)
Unallocated corporate income				52,332
Share of loss of an associate				(47,192)
Interest expenses				(15,827)

Profit before income taxes				5,494,255
Income taxes				(1,580,496)

Profit for the period				3,913,759

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Domestic sales of coal, gross	8,249,349	11,233,286
Less: Transportation costs	150,435	126,710

Domestic sales of coal, net	8,098,914	11,106,576

Export sales of coal, gross	579,729	832,150
Less: Transportation costs	36,398	92,801

Export sales of coal, net	543,331	739,349

Net sales of coal	8,642,245	11,845,925

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the sales value of coal includes transportation costs to the customers.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

6.	COST OF SALES AND SERVICE PROVIDED

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Materials	659,790	704,859
Wages and employee benefits	1,452,226	1,267,739
Electricity	117,763	209,377
Depreciation	687,437	547,341
Land subsidence, restoration, rehabilitation and environmental costs	854,635	951,570
Annual fee and amortization of mining rights (note 18)	102,299	85,303
Other transportation cost	34,607	65,436
Costs of traded coal	209,539	727,381
Others	319,667	613,468

	4,437,963	5,172,474

7.	OTHER INCOME

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Interest income from bank deposits	96,810	52,311
Gain on exchange rate changes	89,248	—
Interest income from entrusted loan	—	132,230
Others	12,627	9,611

	198,685	194,152

8	INTEREST EXPENSES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Interest expenses on:
– bank borrowings wholly repayable within 5 years	3,323	6,277
– bank borrowings not wholly repayable within 5 years	5,981	8,625
– bills receivable discounted without recourse	10,932	—
Deemed interest expenses in respect of acquisition of Jining III	608	925

	20,844	15,827

No interest was capitalized during the periods.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

9.	PROFIT BEFORE INCOME TAXES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Profit before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	833,203	630,903
Amortization of mining rights (Included in cost of sales and service provided)	21,870	8,775

Total depreciation and amortization	855,073	639,678

Amortization of prepaid lease payments	8,577	8,627
Loss/(Gain) on disposal of property, plant and equipment	4,449	(7,146)

10.	INCOME TAXES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Income tax:
Current taxes, PRC Enterprise Income Tax	825,940	1,298,823
Under provision in prior year	43,049	265,390

	868,989	1,564,213

Deferred tax (note 22):
Current period	(197,877)	16,283

	671,112	1,580,496

The Group is subject to a standard income tax rate of 25%. The effective income tax rate of the Group for the current period is 25% (six months ended 30 June, 2008: 29%). The major reconciling items are certain expenses not deductible for tax purposes.

11.	DIVIDENDS

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Final dividend approved, RMB0.400 per share (2008: RMB0.170)	1,967,360	836,128

Pursuant to the annual general meeting held on 26 June, 2009, a final dividend in respect of the year ended 31 December, 2008 was approved.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended 30 June, 2009 and 30 June, 2008 is based on the profit for the period of RMB2,025,690,000 and RMB3,912,641,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 3% per annum.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Bills receivable	1,827,961	2,571,064
Accounts receivable	393,505	435,711

Total bills and accounts receivable	2,221,466	3,006,775

Less: Impairment loss	(18,630)	(29,509)

Bills and accounts receivable, net	2,202,836	2,977,266

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet date:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

1-90 days	1,401,040	1,759,526
91-180 days	801,796	1,217,740

	2,202,836	2,977,266

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Advances to suppliers	224,325	94,796
Prepaid freight charges and related handling charges	2,910	7,958
Deposit for environment protection	140,000	200,000
Prepaid relocation costs of inhabitants	1,151,895	1,151,895
Others	175,334	112,561

	1,694,464	1,567,210

16.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June 2009
RMB’000

At beginning of period	450,979
Additional provision in the period	805,094
Utilization of provision	(288,708)

At end of period	967,365

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

18.	MINING RIGHTS

RMB’000

COST
At 1 January, 2009	1,133,680
Exchange re-alignment	15,223

At 30 June, 2009	1,148,903

AMORTIZATION
At 1 January, 2009	93,973
Exchange re-alignment	1,558
Provision for the period	21,870

At 30 June, 2009	117,401

CARRYING VALUES
At 30 June, 2009	1,031,502

At 31 December, 2008	1,039,707

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from 25 September, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB5 per tonne for raw coal mined amounting to RMB80,429,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

19.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

COST
At 1 January, 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	7,437	1,543	—	—	—	134,576	1,283	30,109	174,948
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Additions	—	—	—	—	—	11,184	172	542,565	553,921
Transfers	—	5,546	—	1,477	—	268,967	2,819	(278,809)	—
Disposals	—	(11,214)	—	—	—	(36,889)	(1,707)	—	(49,810)

At 30 June, 2009	49,716	3,291,864	255,805	870,444	3,698,573	11,304,897	384,242	5,147,188	25,002,729

Accumulated depreciation
At 1 January, 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	505	—	—	—	35,948	650	—	37,103
Provision for the period	—	124,177	5,867	9,670	41,414	628,333	23,742	—	833,203
Eliminated on disposals	—	(4)	—	—	—	(28,580)	(1,361)	—	(29,945)

At 30 June, 2009	—	1,443,598	72,797	394,962	1,841,491	6,242,921	263,603	—	10,259,372

CARRYING VALUES
At 30 June, 2009	49,716	1,848,266	183,008	475,482	1,857,082	5,061,976	120,639	5,147,188	14,743,357

At 31 December, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

20.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Investment in equity securities listed on the SSE
– Stated at fair value	230,174	139,447
Unlisted equity securities	30,622	440

	260,796	139,887

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

21.	BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the balance sheet date:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

1-90 days	452,725	469,740
91-180 days	188,359	177,404
181-365 days	76,915	132,576
1-2 years	25,329	130,407

	743,328	910,127

22.	DEFERRED TAXATION

	Available– for-sale investment	Accelerated Tax depreciation	Fair value adjustment on mining rights	Temporary differences on expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
Charge to reserve	67,409	—	—	—	—	8,831	76,240
(Charge) credit to income for the year	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at 31 December, 2008 and 1 January, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Exchange re-alignment	—	(6,904)	—	—	11,790	—	4,886
Charge to reserve	(22,682)	—	—	—	—	(28,883)	(51,565)
(Charge) credit to income for the period (note 10)	—	9,044	757	188,076	—	—	197,877

Balance at 30 June, 2009	(41,999)	(237,206)	(37,204)	415,218	78,704	(20,052)	157,461

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Deferred tax assets	199,962	46,023
Deferred tax liabilities	(42,501)	(41,777)

	157,461	4,246

There was no material unprovided deferred tax for the period or at the balance sheet date.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person Shares (held by the Parent Company)	A shares	H shares (including H share represented by ADS)	Total

Number of shares

At 31 December, 2008 and 30 June, 2009	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid (RMB’000)

At 31 December, 2008 and 30 June, 2009	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to future development specific fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund and mine arrears environmental restoration fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not available for distribution to shareholders. No further transfer to the reform specific development fund is required from 1 January, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from 1 May, 2004 which will be used for enhancement of safety production environment and improvement of facilities (Work Safety Cost). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In accordance with the regulations of the State Administration of Work Safety, as one of the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between 10 million and 100 million (included); 0.5% of the actual sales income for the year between RMB10,000 and RMB100,000(included); 0.2% of the actual sales income for the year above RMB1 billion.

The unutilized Work Safety Cost at 30 June, 2009 was RMB279,798,000.

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

to make good losses in previous years; or

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June, 2009 is the retained earnings computed under PRC GAAP which amounted to approximately RMB13,108,434,000 (as at 31 December, 2008: RMB13,250,081,000, as restated with the adoption of new accounting standards under PRC GAAP).

24.	ACQUISITION OF HUA JU ENERGY

On 24 October, 2008, the Company entered into an acquisition agreement with the Parent Company and conditionally agreed to acquire 74% equity interest in Hua Ju Energy. On 18 February, 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

This acquisition has been accounted for using the purchase method.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The net assets of Hua Ju Energy acquired in 2009, and the goodwill arising, are as follows:

Fair Value
RMB’000

Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayment and other receivables	79,563
Other current assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax liability	2,017
Accounts payable	(64,760)
Customer’s deposit and other payables	(263,297)
Other current liabilities	(120,000)

Total net assets acquired	529,123
Minority interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to 30 June, 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

25.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at 30 June, 2009 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of 1 January, 2001 discounted using the market rate of bank borrowings.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The consideration for the cost of the mining rights of approximately RMB132.479million is to be settled over ten years by equal annual installments before 31 December of each year, commencing from 2001.

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Amounts due to Parent Company and its subsidiary companies:
Within one year	683,169	706,328
More than one year, but not exceeding two years	3,626	7,253

Total	686,795	713,581
Less: amount due within one year	(683,169)	(706,328)

Amount due after one year	3,626	7,253

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Income
Sales of coal	614,964	586,853
Sales of electricity and heat	102,612	—
Sales of auxiliary materials	151,379	202,609

Expenditure
Utilities and facilities	9,948	184,054
Purchases of supply materials and equipment	219,884	204,828
Repairs and maintenance services	70,937	101,361
Social welfare and support services	202,625	103,350
Technical support and training	13,000	10,000
Road transportation services	36,185	43,876
Construction services	78,014	37,524

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB134,300,000 and RMB82,950,000 for each of the six months ended 30 June, 2009 and 2008 respectively, and for technical support and training of RMB13,000,000 and RMB10,000,000 for each of the six months ended 30 June, 2009 and 2008 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the period, the Company acquired Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 24.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 27).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Trade sales	2,308,403	4,229,998

Trade purchases	113,456	386,649

Material balances with other state-controlled entities are as follows:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Amounts due from other state-controlled entities	79,318	364,420

Amounts due to other state-controlled entities	157,575	294,888

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Directors’ fee	217	417
Salaries, allowance and other benefit in kind	2,175	1,281
Retirement benefit scheme contributions	385	208

	2,777	1,906

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

26.	COMMITMENTS

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	170,727	142,399

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done by the Company. As at 30 June, 2009, the Company is committed to further make security deposit of RMB797,000,000.

27.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 7 November, 2008, the monthly contribution rate is set at 20% (45% for the period ended 30 June, 2008) of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January, 2009 to 31 December, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the period ended 30 June, 2008).

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employees’ contribution. During the period, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contribution payable in the future years.

28.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June, 2009 and 2008. Such expenses, amounting to RMB82,500,000 and RMB43,100,000 for each of the six months ended 30 June, 2009 and 2008, have been included as part of the social welfare and support services expenses summarized in note 25.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

29.	POST BALANCE SHEET EVENT

On 13 August 2009, the Company signed a binding Scheme Implementation Agreement with Felix Resources Limited (Felix), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million (equivalent to approximately RMB18.951 billion). The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The implementation of the transaction is conditional upon the satisfaction or waiver of the conditions specified in the Scheme Implementation Agreement, which include but are not limited to obtaining the approvals of the shareholders, the Federal Court of Australia and PRC relevant regulatory authorities in respect of the transaction. As at the date of issue of this financial report, the transaction has not yet been completed.

APPENDIX II	FINANCIAL INFORMATION OF FELIX

1.	FINANCIAL SUMMARY

The following is a summary of the results of Felix Group for each of the years ended 30 June 2007, 2008 and 2009, and the balance sheets of Felix Group as at 30 June 2007, 2008 and 2009.

The balance sheets and results of Felix Group as at and for each of the years ended 30 June 2007, 2008 and 2009 were extracted from the annual reports of Felix for the respective years. The balance sheet of Felix Group as at 30 June 2008 has been restated in the comparative information presented in its financial statements for the year ended 30 June 2009 as a result of a reclassification of deferred tax assets and deferred tax liabilities amounting to A$7,929,000.

There was no qualified or modified opinion in the auditor’s report on the consolidated financial statements of Felix for each of the years ended 30 June 2007, 2008 and 2009.

Consolidated results

	Year ended 30 June
	2007	2008	2009
	A$’000	A$’000	A$’000

Revenue	241,469	451,870	755,548
Profit before income tax	49,758	254,279	368,840
Income tax expense	2,599	65,819	101,222
Profit attributable to:
Equity holders of Felix	46,957	188,261	267,428
Minority interests	202	199	190

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Consolidated balance sheets

	As at 30 June
	2007	2008	2009
	A$’000	A$’000	A$’000

ASSETS
Current assets
Cash and cash equivalents	17,460	237,093	338,626
Trade and other receivables	36,440	72,779	61,162
Inventories	22,861	31,812	45,071
Derivative financial instruments	1,150	3,546	—
Other assets	38,490	47,614	51,640

Total current assets	116,401	392,844	496,499

Non-current assets
Trade and other receivables	7,084	10,435	11,669
Investments accounted for using the equity method	204	187	208
Derivative financial instruments	131	70	—
Property, plant and equipment	195,883	197,864	270,244
Deferred tax assets	72,302	27,597	13,953
Intangible assets	231,152	194,519	189,263
Exploration and evaluation assets	13,797	17,908	25,694

Total non-current assets	520,553	448,580	511,031

Total assets	636,954	841,424	1,007,530

AII-2

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	As at 30 June
	2007	2008	2009
	A$’000	A$’000	A$’000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	36,708	55,759	65,994
Interest bearing liabilities	17,432	20,856	19,921
Derivative financial instruments	—	16,416	4,504
Current tax liabilities	162	19,134	83,852
Provisions	1,121	608	566

Total current liabilities	55,423	112,773	174,837

Non-current liabilities
Trade and other payables	4,417	4,372	5,419
Interest bearing liabilities	82,905	70,367	31,506
Derivative financial instruments	—	21,804	—
Deferred tax liabilities	86,529	77,454	76,688
Provisions	5,481	7,163	7,042

Total non-current liabilities	179,332	181,160	120,655

Total liabilities	234,755	293,933	295,492

Net assets	402,199	547,491	712,038

Capital and reserves
Contributed equity	444,378	444,833	445,370
Reserves	6,681	(19,280)	16,172
(Accumulated losses)/retained profits	(52,189)	118,410	246,778

Parent entity interest	398,870	543,963	708,320
Minority interests	3,329	3,528	3,718

Total equity	402,199	547,491	712,038

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

2.	AUDITED FINANCIAL STATEMENTS

The following is an extract of the audited financial statements of Felix Group for the year ended 30 June 2009, which are prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards, as extracted from the annual report of Felix for the year ended 30 June 2009.

Income statements

For the year ended 30 June 2009

		Consolidated		The Company
		2009	2008	2009	2008
	Notes	$’000	$’000	$’000	$’000

Revenue	4	755,548	451,870	275,078	5,579

Other income	5	18,269	124,331	—	250
Changes in coal inventory		10,654	8,372	—	—
Raw materials and consumables used		(83,533)	(67,031)	(141)	(53)
Employee benefits expense		(67,568)	(45,366)	(9,037)	(5,156)
Depreciation and amortisation expense	6	(31,374)	(28,639)	(375)	(369)
Transportation expense		(64,171)	(63,289)	—	—
Contractual services and plant hire expense		(104,376)	(88,966)	(3,560)	(3,027)
Government royalties expense		(56,646)	(25,277)	—	—
Changes in overburden in advance		5,074	7,521	—	—
All other operating expenses		(8,755)	(10,709)	(2,328)	(648)
Finance costs	6	(4,303)	(8,521)	(945)	(1,157)
Share of net profits/(losses) of associates accounted for using the equity method		21	(17)	—	—

Profit/(loss) before income tax		368,840	254,279	258,692	(4,581)
Income tax (expense)/revenue	8	(101,222)	(65,819)	845	42,247

Profit for the year from continuing operations		267,618	188,460	259,537	37,666

AII-4

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		Consolidated		The Company
		2009	2008	2009	2008
	Notes	$’000	$’000	$’000	$’000

Profit is attributable to:
Members of Felix Resources Limited	29(b)	267,428	188,261	259,537	37,666
Minority interest		190	199	—	—

		267,618	188,460	259,537	37,666

		Cents	Cents
Basic earnings per share	40	136.18	95.92
Diluted earnings per share	40	136.01	95.85
Dividends paid per share	31	73.00	9.00

These financial statements should be read in conjunction with the accompanying notes.

AII-5

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Balance sheets

As at 30 June 2009

		Consolidated		The Company
		2009	2008	2009	2008
	Notes	$’000	$’000	$’000	$’000

ASSETS
Current assets
Cash and cash equivalents	9	338,626	237,093	251,430	109,476
Trade and other receivables	10	61,162	72,779	194,310	83,452
Inventories	12	45,071	31,812	—	—
Derivative financial instruments	11	—	3,546	—	—
Other assets	13	51,640	47,614	62	31

Total current assets		496,499	392,844	445,802	192,959

Non-current assets
Trade and other receivables	14	11,669	10,435	24,225	20,748
Investments accounted for using the equity method	15	208	187	—	—
Derivative financial instruments	11	—	70	—	—
Other financial assets	16	—	—	241,393	241,393
Property, plant and equipment	17	270,244	197,864	1,766	752
Deferred tax assets	19	13,953	27,597	799	5,535
Intangible assets	20	189,263	194,519	236	301
Exploration and evaluation assets	18	25,694	17,908	—	—

Total non-current assets		511,031	448,580	268,419	268,729

Total assets		1,007,530	841,424	714,221	461,688

LIABILITIES
Current liabilities
Trade and other payables	21	65,994	55,759	132,840	58,197
Interest bearing liabilities	22	19,921	20,856	8,642	3,509
Derivative financial instruments	11	4,504	16,416	—	—
Current tax liabilities		83,852	19,134	83,856	18,935
Provisions	23	566	608	—	—

Total current liabilities		174,837	112,773	225,338	80,641

AII-6

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		Consolidated		The Company
		2009	2008	2009	2008
	Notes	$’000	$’000	$’000	$’000

Non-current liabilities
Trade and other payables	24	5,419	4,372	2,148	2,679
Interest bearing liabilities	25	31,506	70,367	—	8,642
Derivative financial instruments	11	—	21,804	—	—
Deferred tax liabilities	26	76,688	77,454	131	323
Provisions	27	7,042	7,163	—	—

Total non-current liabilities		120,655	181,160	2,279	11,644

Total liabilities		295,492	293,933	227,617	92,285

Net assets		712,038	547,491	486,604	369,403

EQUITY
Contributed equity	28	445,370	444,833	445,370	444,833
Reserves	29(a)	16,172	(19,280)	707	4,520
Retained profits/Accumulated losses)	29(b)	246,778	118,410	40,527	(79,950)

Parent entity interest		708,320	543,963	486,604	369,403
Minority interest	30	3,718	3,528	—	—

Total equity		712,038	547,491	486,604	369,403

These financial statements should be read in conjunction with the accompanying notes.

AII-7

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Statements of changes in equity

For the year ended 30 June 2009

	Notes	Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

Total equity at the beginning of the financial year		547,491	402,199	369,403	350,530

Cash flow hedges:
Losses taken to equity	29	(19,868)	(12,370)	—	(1,065)
Transferred to profit	29	75,960	(24,482)	—	(967)
Deferred and current tax	29	(16,827)	11,055	—	610

Net income, expenses and transfers recognised directly in equity		39,265	(25,797)	—	(1,422)
Profit for the year		267,618	188,460	259,537	37,666

Total recognised income and expense for the year		306,883	162,663	259,537	36,244

Share-based payment expense	29	1,009	135	1,009	135
Transactions with equity holders in their capacity as equity holders:
Options exercised during the year	28	—	156	—	156
Dividends paid during the year	31	(143,345)	(17,662)	(143,345)	(17,662)

		(142,336)	(17,371)	(142,336)	(17,371)

Total equity at the end of the financial year		712,038	547,491	486,604	369,403

Total recognised income and expense for the year is attributable to:
Members of Felix Resources Limited		306,693	162,464	259,537	36,244
Minority interest		190	199	—	—

		306,883	162,663	259,537	36,244

These financial statements should be read in conjunction with the accompanying notes.

AII-8

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Cash flow statements

For the year ended 30 June 2009

	Notes	Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

Cash flows from operating activities
Receipts from customers		885,433	381,460	2,976	1,821
Payments to suppliers and employees		(408,176)	(307,675)	(7,911)	(8,349)
Cash (paid)/received on forward foreign exchange contracts		(111,308)	23,515	—	—
Cash received on coal swap contracts		60,440	—	—	—
Interest received		16,678	5,385	7,638	3,330
Interest paid		(4,083)	(8,318)	(725)	(953)
Income taxes paid		(40,453)	(163)	(40,062)	—

Net cash inflow/(outflow) from operating activities	39	398,531	94,204	(38,084)	(4,151)

Cash flows from investing activities
Payments for property, plant and equipment		(87,371)	(15,045)	(1,222)	(578)
Payments for intangible assets		(441)	(157)	(103)	(157)
Proceeds from sale of property, plant and equipment		19,684	212	2	—
Proceeds from sale of 20% of Moolarben Joint Venture	42	—	177,863	—	—
Payments for exploration and evaluation activities	18	(8,073)	(5,932)	—	—
Advances (to)/from other entities		(6,083)	4,703	—	—
Advances from controlled entities		—	—	63,475	125,095
Advances to associated entities		(2,205)	(2,791)	—	—
Advances to directors		(1,802)	—	—	—
Repayment of advances to a former director		1,705	—	—	—
Payment of deferred Minerva purchase consideration		(500)	—	(500)	—
Dividends received		—	—	265,240	—

Net cash (outflow)/inflow from investing activities		(85,086)	158,853	326,892	124,360

AII-9

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Notes	Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		—	156	—	156
Repayment of borrowings		(59,000)	(8,000)	(3,500)	(3,500)
Payment of finance lease liabilities		(9,567)	(7,918)	(9)	(5)
Dividends paid	31	(143,345)	(17,662)	(143,345)	(17,662)

Net cash outflows from financing activities		(211,912)	(33,424)	(146,854)	(21,011)

Net increase in cash and cash equivalents		101,533	219,633	141,954	99,198
Cash and cash equivalents at the beginning of the financial year		237,093	17,460	109,476	10,278

Cash and cash equivalents at the end of the financial year	9	338,626	237,093	251,430	109,476

These financial statements should be read in conjunction with the accompanying notes.

AII-10

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Notes to the financial statements

30 June 2009

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report covers the consolidated entity of Felix Resources Limited (“Felix”) and its controlled entities and Felix as an individual parent entity. Felix is a listed public company limited by shares, incorporated and domiciled in Australia. This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. It is prepared on the basis of historical costs, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The financial report is presented in Australian dollars.

All values in the financial report are rounded to the nearest thousand dollars ($’000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

No new Australian Accounting Standards that have been issued but are not yet effective have been applied in the preparation of this financial report. Such standards are not expected to have a material impact on the consolidated entity’s financial report on initial application. The financial report was authorised for issue by the Board of Directors on 28 August 2009.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Principles of consolidation

A controlled entity is any entity controlled by Felix. Control exists where Felix has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Felix to achieve the objectives of Felix. A list of controlled entities is contained in note 36 to the financial statements.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Minority interests in the equity and results of entities that are controlled are shown as a separate item in the consolidated financial report. Losses applicable to the minority interest in a consolidated subsidiary are allocated against the majority except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If in future years the subsidiary reports profits, such profits are allocated to the majority interest until the minority’s share of losses previously absorbed by the majority have been recovered.

Where an entity began or ceased to be controlled during the year the results for that entity are only included from the date control commenced or up to the date control ceased.

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Investments in associates are accounted for in Felix’s financial statements using the cost method and in the consolidated financial statements using the equity method, after initially being recognised at cost. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post– acquisition movements are adjusted against the carrying amount of the investments.

AII-11

APPENDIX II	FINANCIAL INFORMATION OF FELIX

When the consolidated entity’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(b)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or the liabilities settled, based on those tax rates which are enacted or substantively enacted in each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. An exception is also made in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, and deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets. The group has entered into a tax sharing agreement whereby each company in the group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the group can recognise their balance of the current tax assets and liabilities through inter-entity accounts.

(c)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents includes:

(i)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii)	investments in short-term money market instruments with maturity periods of less than 3 months.

(d)	Financial assets and financial liabilities

The consolidated entity classifies its financial assets and liabilities in to the categories listed below, with the allocation depending on the purpose the asset or liability was acquired.

(i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Note 1(e) provides further information on loans and receivables.

AII-12

APPENDIX II	FINANCIAL INFORMATION OF FELIX

(ii)	Financial assets at fair value through profit or loss

Financial assets at fair value through the profit or loss are financial assets held for trading. Derivatives are classified as held for trading unless they are designated as hedges. Other financial assets are classified as held or trading if acquired principally for the purpose of selling in the short-term. Note 1(x) provides further information on derivatives.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other financial asset categories. Note 1(j) provides further information on investments classified as available-for-sale.

(iv)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprises ‘out-of-the-money’ derivatives.

(v)	Financial liabilities measured at amortised cost

Financial liabilities measured at amortised cost comprises trade and other payables, and interest bearing liabilities. Note 1(p) provides further information on interest bearing liabilities.

Details on financial risk management are disclosed in note 2.

(e)	Loans and receivables

Trade receivables, loans and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

Debts which are known to be uncollectible are written-off by reducing the carrying amount directly. A provision for impairment is made when there is objective evidence that the full amount is not collectible. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the income statement. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision account.

(f)	Advances to controlled entities

Advances by the Company to controlled entities (refer to note 14) are principally contributions toward exploration and evaluation expenditure, research and development expenditure and mine development. The value and recoverability of these amounts is related to the Company’s policies with regards to exploration and evaluation expenditure as described in note 1(m), and research and development expenditure as described in note 1(l). Should the underlying asset values be insufficient to recover the advances the amounts are reviewed for impairment.

(g)	Inventories

Coal stocks are stated at the lower of cost and net realisable value. Costs are assigned on a weighted average basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(h)	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs.

(i)	Property, plant and equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and accumulated impairment losses. The carrying amount of freehold land and buildings and plant and equipment is reviewed to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets, including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line or declining balance basis to allocate their cost, net of their residual values, over their estimated useful lives to the consolidated entity commencing from the time the asset is held ready for use, as follows:

Buildings	10-25 years
Mine development	10-25 years
Plant and equipment	2.5-25 years
Leased plant and equipment	2.5-18 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

(j)	Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments in shares in listed companies classified as available-for-sale are measured at fair value. Fair value for shares in listed companies is determined by reference to the Australian Securities Exchange quoted market bid prices at the close of business on the reporting date. Gains and losses on these available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investments in shares in unlisted companies, which do not have a quoted market price and whose fair value cannot be reliably measured, are classified as available-for-sale and are measured at cost. Gains and losses are recognised in the income statement when the investments are derecognised or impaired.

Investments in controlled entities are carried in the parent entity’s financial statements at the lower of cost and recoverable amount. Investments in associates are accounted for in the consolidated financial statements as set out in note 1(a).

(k)	Interests in joint ventures

The consolidated entity’s share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the consolidated financial statements. Details of the consolidated entity’s interests are shown in note 38.

(l)	Intangible assets

(i)	Mining tenements

Mining tenements have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of mining tenements are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

AII-14

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Amortisation of mining tenements commences from the date when commercial production commences, or in the case of the acquisition of the Ashton Coal Project, from the date of acquisition, and is charged to the income statement. Mining tenements are amortised over the life of the mine using a straight-line basis (Yarrabee has 2.5 years life remaining for amortisation purposes), or on the basis of JORC reserves extracted as follows.

$/Tonne Extracted
Minerva	$0.24
Ashton	$0.64

Changes in the annual amortisation rate resulting from changes in the remaining JORC reserves or life of mine are applied on a prospective basis from the commencement of the next financial year.

(ii)	Computer software

Computer software has a finite useful life and is carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of computer software are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of computer software is calculated using the straight-line or declining balance method to allocate the cost over the period of the expected benefit, which varies from 2.5 to 4 years.

(iii)	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads (including depreciation on property, plant and equipment). Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Capitalised development costs have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying value of capitalised development costs are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note1(o).

Amortisation of capitalised development costs is calculated using the straight-line or declining balance method to allocate the costs over the period of the expected benefit.

(iv)	Rail access rights

Rail access rights have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of rail access rights are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Rail access rights are amortised over the life of the mine or agreement using a unit of production basis in tonnes for the Minerva mine or on a straight-line basis. The remaining estimated economically recoverable reserves of the Minerva mine at 30 June 2009 are 26.2 million tonnes.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(m)	Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount. The recoverable amount is assessed on the basis described in note 1(o).

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

(n)	Acquisition of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of consideration provided plus incidental costs directly attributable to the acquisition.

When equity instruments are issued as consideration, their market price at the date of acquisition is used as their fair value, except where the notional price at which they could be placed in the market is a better indication of their fair value.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the consolidated entity as if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as a finance cost.

(o)	Recoverable amount of assets and impairment

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indication of impairment exists, the consolidated entity makes a formal estimate of the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. The amount of the impairment loss is recognised in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(p)	Interest bearing liabilities

Interest bearing liabilities are initially recorded at fair value, net of transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in the income statement over the period of the interest bearing liabilities using the effective interest rate method.

All interest bearing liabilities are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(q)	Borrowing costs

Borrowing costs incurred during the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as an expense when incurred.

(r)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in the consolidated entity, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the lower of the fair value of the leased property plus transaction costs incurred or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the assets or over the shorter of the asset’s useful life and the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

The net gains arising on the sale of an asset and the leasing back of the same asset using a finance lease, are included as deferred income in the balance sheet and are released to the income statement on a straight-line basis over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the term of the lease.

(s)	Employee benefits

(i)	Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to the reporting date.

(ii)	Retirement benefit obligations

Contributions are made by the consolidated entity to defined contribution superannuation funds and are charged as expenses when incurred.

(iii)	Share-based payments

The consolidated entity provides benefits to Directors, other key management personnel and general managers of the consolidated entity in the form of share-based payment transactions, whereby Directors, other key management personnel and general managers render services in exchange for options to purchase shares in the Company. The cost of these share-based payment transactions is measured by reference to the fair value at the date at which they are granted. Fair values at grant date are determined using a trinomial or binomial option pricing model that takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected price volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The assessed fair value at grant date is recognised as an expense in the income statement, together with a corresponding increase in equity, pro-rata over the expected life of the option from grant date to expected vesting date. Upon exercise of the options, the balance in the options reserve

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

is transferred to contributed equity. No expense is recognised for options that do not ultimately vest because internal conditions were not met. An expense is still recognised for options that do not ultimately vest because a market condition is not met. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(t)	Rehabilitation

A provision for rehabilitation is recognised when there is a present obligation to rehabilitate an area disturbed, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. An asset is created as part of the current and non-current development assets, to the extent that the development relates to future production activities, which is offset by a current and non-current provision for rehabilitation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u)	Revenue

Revenue from the sale of coal is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery, usually on a Free On Board, Trimmed (FOBT) basis.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive the dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

(v)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from or payable to the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(w)	Foreign currency transactions and balances

Items included in the financial statements of each entity of the consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Felix’s functional and presentation currency.

Foreign currency transactions during the period are translated into the functional currency at rates of exchange applicable at the dates of each transaction. Monetary assets and liabilities denominated in foreign currencies at balance date are converted at rates of exchange ruling at that date.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities, whether realised or unrealised, are recognised in the income statement as they arise except where hedging specific anticipated transactions (see note 1(x)).

The monetary assets and liabilities of foreign controlled entities are translated at year-end rates. The non-monetary assets and liabilities are translated at rates at the transaction date or at the date these items are revalued or written down. Generally operating results are translated at average monthly rates. All resulting exchange differences are recognised as a separate component of equity. On disposal of a foreign controlled entity, the cumulative amount of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(x)	Derivatives

The consolidated entity uses derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts to hedge its risks associated with foreign currency, coal price, and interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, is recognised in the income statement immediately.

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date. The market rates are provided by the counterparty to the derivative.

The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows. The forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts entered into by the consolidated entity are designated and qualify as cash flow hedges.

The consolidated entity documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The gains or losses in respect of hedge transactions which relate to future purchases or sales are deferred and included in the measurement of the purchase or sale to which they relate when the anticipated transaction occurs. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amount receivable or payable as a result of a hedge transaction is included as an asset or liability in the balance sheet from the date of inception of the hedge. The corresponding unrealised gain or loss is recognised in equity in the hedging reserve. Changes in the fair value of the forward foreign exchange contracts, coal swap contracts, or interest rate swap contracts are recognised through the hedging reserve until the anticipated underlying transaction occurs. Once the anticipated underlying transaction occurs, amounts accumulated in equity are recycled through the income statement or recognised as part of the cost of the asset to which it relates.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity and is recognised when the forecast transaction is ultimately recognised. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(y)	Issued capital

Costs directly attributable to the issue of new shares or options are shown as a deduction from the equity proceeds, net of any income tax benefit. Costs directly attributable to the issue of new shares or options associated with the acquisition of a business are included as part of the purchase consideration.

(z)	Critical accounting estimates and other accounting judgements

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

There have been no judgements, apart from those involving estimation, in applying accounting policies that have a significant effect on the amounts recognised in this financial report.

Following is a summary of the key assumptions concerning the future, and other key sources of estimation at reporting date that have not been disclosed elsewhere in this financial report.

(i)	Impairment

The consolidated entity assesses impairment at each reporting date by evaluating conditions specific to the consolidated entity that may lead to an impairment. Where an indicator of impairment exists, the recoverable amount of the asset is determined. The value-in-use calculations performed to determine the recoverable amount of the cash generating units to which these assets belong has been based on actual operating results and a cash flow model based on life of mines. The pre-tax discount rate applied in the model is 10.0%. Coal prices used in the model have been determined based on an analysis of long-term market price trends and estimated future foreign currency rates. Note 11 provides further information on the consolidated entity’s exposure to foreign currency risk.

No impairment has been recognised in respect of mine development assets, mining tenements, rail access rights or exploration and evaluation assets where the related area of interest is being or has been developed, for the reporting period.

(ii)	Amortisation

The amortisation of mine development assets, mining tenements, rail access rights, exploration and evaluation assets where the related area of interest is being or has been developed, and the expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The amount of reserves that may actually be mined in the future and the consolidated entity’s estimate of reserves from time to time in the future may vary from current reserve estimates.

(aa)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the members of Felix by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(ab)	Comparative figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

2	FINANCIAL RISK MANAGEMENT

The consolidated entity undertakes transactions in a range of financial instruments including:

(i)	cash and cash equivalents;

(ii)	trade & other receivables;

(iii)	payables;

(iv)	interest bearing liabilities, including bank loans and finance leases; and

(v)	derivatives.

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Board of Directors has overall responsibility for determining risk management objectives and policies and risk management is carried out by a central treasury department. The Board provides written principles for overall risk management, as well as policies covering specific areas such as, investment of excess liquidity, and the use of derivative financial instruments to mitigate foreign exchange risk, price risk, and interest rate risk. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivatives are used exclusively for hedging purposes i.e. not as trading or other speculative instruments. Derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from business activities.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible and reduce volatility on financial performance without unduly affecting competitiveness and flexibility. Further details regarding these policies are set out below.

(a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates (currency risk), coal prices (price risk) or interest rates (interest rate risk).

(i)	Foreign exchange risk

The consolidated entity operates entirely in Australia and its costs are primarily denominated in its functional currency, the Australian dollar. Export coal sales are denominated in US dollars. A strengthening of the Australian dollar against the US dollar has an adverse impact on earnings and cash flow. Some plant and equipment purchases are denominated in currencies other than the Australian dollar. A weakening of the Australian dollar against those other currencies has an adverse impact on earnings and cash flow.

Foreign exchange risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. The consolidated entity hedges a proportion of these transactions (such as contracted US dollar sales and asset purchases settled in foreign currencies) in each currency in accordance with the Board’s risk management policy.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The consolidated entity’s exposure to foreign exchange risk at the reporting date is set out below.

	30 June 2009			30 June 2008
	USD	EUR	YEN	USD	EUR	YEN
	$’000	€’000	¥’000	$’000	€’000	¥’000
Trade receivables	29,298	—	—	54,976	—	—
Trade payables	(16)	—	—	(1,155)	—	—
Forward foreign exchange contracts
– buy foreign currency
(cash flow hedges)	33,517	14,271	1,638,641	—	2,428	268,073
– sell foreign currency
(cash flow hedges)	—	—	—	(62,766)	—	—

Net exposure	62,799	14,271	1,638,641	(8,945)	2,428	268,073

The Company was not exposed to foreign exchange risk at the reporting date.

Consolidated entity sensitivity analysis

Based on the financial instruments held at 30 June 2009, and a year-end spot rate of $0.8114 (2008: $0.9626), had the Australian dollar weakened/strengthened by 5% against the US dollar with all other variables held constant, the consolidated entity’s post-tax profit for the year would have been $1,330,000 higher/$1,204,000 lower (2008: $2,104,000 higher/ $1,904,000 lower), mainly as a result of foreign exchange gains/losses on translation of US denominated financial instruments as detailed in the table above. Profit is less sensitive to movements in the Australian dollar/US dollar exchange rates in 2009 than 2008 because of the decreased amount of US dollar denominated receivables. Equity (Hedging reserve) would have been $1,234,000 higher/$1,117,000 lower (2008: $2,339,000 lower/$2,195,000 higher) had the Australian dollar weakened/strengthened by 5% against the US dollar, arising from forward foreign exchange contracts designated as cash flow hedges. Equity is less sensitive to movements in the Australian dollar/US dollar exchange rates in 2009 than 2008 because of the decreased amount of sell US dollar forward foreign exchange contracts and the increased amount of buy US dollar forward foreign exchange contracts.

Based on the financial instruments held at 30 June 2009, and a year-end spot rate of €0.5751 (2008: €0.6096), had the Australian dollar weakened/strengthened by 5% against the Euro with all other variables held constant, equity (Hedging reserve) would have been $741,000 higher/$671,000 lower (2008: $153,000 higher/$138,000 lower), arising mainly on forward foreign exchange contracts designated as cash flow hedges. Equity is more sensitive to movements in the Australian dollar/Euro exchange rates in 2009 than 2008 because of the increased amount of buy Euro forward foreign exchange contracts.

Based on the financial instruments held at 30 June 2009, and a year-end spot rate of ¥77.7600 (2008: ¥101.9300, had the Australian dollar weakened/strengthened by 5% against the Yen with all other variables held constant, equity (Hedging reserve) would have been $588,000 higher/$557,000 lower (2008: $118,000 higher/$107,000 lower). Equity is more sensitive to movements in the Australian dollar/Yen exchange rates in 2009 than 2008 because of the increased amount of buy Yen forward foreign exchange contracts.

The Company sensitivity analysis

The Company’s post-tax profit for the year and equity is unaffected by foreign exchange risk.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(ii)	Price risk

The consolidated entity is exposed to price risk on the coal it produces and sells on the world market in US dollars. The majority of coal sales are made to major customers with the prices negotiated annually. The remainder of coal sales are sold at the spot market price, or sold under long-term fixed prices.

Price risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward coal price derivatives. The consolidated entity hedges a proportion of these transactions (such as contracted US dollar sales) in accordance with the Board’s risk management policy. These cash flow hedges balance the exposure to changes in the market price of coal by fixing the price. The Board’s policy assumes that at the time when coal sales contracts are entered into that the contracted price will approximate to the current price of the market index that the coal swap contracts are linked to. The Board’s policy requires that an offsetting coal swap contract is entered into at the same time that the coal sales contract price is agreed to. Currently, no additional coal price hedging is being entered into due to the low coal prices.

The consolidated entity’s exposure to price risk is detailed in note 11.

Consolidated entity sensitivity analysis

The consolidated entity’s post-tax profit for the year and equity is unaffected by coal price risk. Based on the financial instruments held at 30 June 2008, and the counterparties market valuation US$172.90 per tonne, had the coal price weakened/strengthened by 10% with all other variables held constant, the consolidated entity’s equity would have been $9,050,000 higher/$9,050,000 lower, arising from coal swap contracts designated as cash flow hedges. The consolidated entity’s post-tax profit would not have been affected had the coal price weakened/strengthened by 10%.

The Company sensitivity analysis

The Company’s post-tax profit for the year and equity is unaffected by coal price risk.

(iii)	Cash flow and fair value interest rate risk

The consolidated entity and the Company are subject to interest rate risk that arises from borrowings. Borrowings issued at variable rates expose the consolidated entity and the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the consolidated entity and the Company to fair value interest rate risk if they are carried at fair value. The consolidated entity and the Company invest surplus cash in interest bearing deposits with banks and financial institutions. Investments at variable rates expose the consolidated entity and the Company to cash flow interest rate risk. Investments at fixed rates expose the consolidated entity and the Company to fair value interest rate risk if they are carried at fair value.

Interest rate risk that arises from borrowings is managed generally by borrowing at floating interest rates. The consolidated entity hedges a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts when required under borrowing agreements.

The consolidated entity and the Company’s fixed rate borrowings and receivables are carried at amortised cost. They are therefore not subject to fair value interest rate risk.

The consolidated entity’s exposure to cash flow interest rate risk from investments at the reporting date was $88,143,000 (2008: $65,039,000). The consolidated entity’s exposure to cash flow interest rate risk from borrowings at the reporting date was $2,305,000 (2008: $56,923,000).

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The effective interest rates of financial assets and financial liabilities of the consolidated entity at the reporting date are set out below.

2009

	Floating balance	Fixed balance	Weighted average effective interest rate
			Floating	Fixed
	$’000	$’000%		%
(i) Financial assets
Current
Cash and cash equivalents	88,143	250,472	2.73	3.50
Secured director loan – interest bearing	—	1,802	N/A	10.45

	88,143	252,274

(ii) Financial liabilities
Current
Bank loans	1,012	7,613	4.56	6.00
Lease liabilities	—	11,296	N/A	8.96

Non-current
Lease liabilities	—	30,213	N/A	8.56
Loan from other entity	1,293	—	5.11	N/A

	2,305	49,122

2008

	Floating balance	Fixed balance	Weighted average effective interest rate
			Floating	Fixed
	$’000	$’000%		%
(i) Financial assets
Current
Cash and cash equivalents	63,334	173,751	6.67	8.15
Secured director loan – interest bearing	1,705	—	11.75	N/A

	65,039	173,751

(ii) Financial liabilities
Current
Bank loans	10,442	2,077	9.36	6.00
Lease liabilities	—	8,337	N/A	10.23

Non-current
Bank loans	46,481	8,625	9.39	6.00
Lease liabilities	—	15,261	N/A	8.09

	56,923	34,300

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Sensitivity analysis

Set out in the tables below is a sensitivity analysis for the consolidated entity and the Company that shows what effect there would be on post-tax profit and equity if interest rates had changed by -/+ 100 basis points (100 basis points equals 1%) from the year-end rates with all other variables held constant. The carrying amounts disclosed below do not include items which have fixed interest rates.

Consolidated

30 June 2009		Interest rate risk
	Carrying amount	-100 basis points		+100 basis points
		Profit	Other equity	Profit	Other equity
	$’000	$’000	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	88,143	(881)	—	881	—

Financial liabilities
Bank loans – current	1,012	10	—	(10)	—
Loan from other entity	1,293	13	—	(13)	—
Tax charge of 30%		258	—	(258)	—

Total increase/(decrease)		(600)	—	600	—

Consolidated

30 June 2008		Interest rate risk
	Carrying amount	-100 basis points		+100 basis points
		Profit	Other equity	Profit	Other equity
	$’000	$’000	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	63,334	(633)	—	633	—
Secured director loan	1,705	(17)	—	17	—

Financial liabilities
Bank loans – current	10,442	104	—	(104)	—
Bank loans – non-current	46,481	465	—	(465)	—
Tax charge of 30%		24	—	(24)	—

Total increase/(decrease)		(57)	—	57	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The Company

		Interest rate risk
		-100 basis points		+100 basis points
30 June 2009	Carrying amount	Profit	Other equity	Profit	Other equity
	$’000	$’000	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	61,393	(614)	—	614	—

Financial liabilities
Bank loans – current	1,012	10	—	(10)	—
Tax charge of 30%		181	—	(181)	—

Total increase/(decrease)		(423)	—	423	—

The Company

		Interest rate risk
		-100 basis points		+100 basis points
30 June 2008	Carrying amount	Profit	Other equity	Profit	Other equity
	$’000	$’000	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	19,222	(192)	—	192	—

Financial liabilities
Bank loans – current	1,423	14	—	(14)	—
Tax charge of 30%		53	—	(53)	—

Total increase/(decrease)		(125)	—	125	—

(b)	Credit risk

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit risk arises from cash and cash equivalents, forward foreign exchange contracts, coal swap contracts and interest rate swap contracts, as well as credit exposures to customers. In respect of credit risk on derivatives, refer to note 11(b). In respect to cash deposits, the consolidated entity only invests with accounts that have a Standard and Poor’s credit rating of A-1+. The Commonwealth Bank of Australia (CBA) is the major counterparty for derivatives and cash and cash equivalents. CBA has an overall Standard and Poor’s credit rating of AA.

Credit risk in trade receivables is managed in the following ways:

(i)	payment terms are set for individual customers;

(ii)	a risk assessment process is used for all customers; and

(iii)	letters of credit are required for those customers assessed as posing a higher risk.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The maximum exposure to credit risk on financial assets which have been recognised in the balance sheet is their carrying amount less impairment provision as set out below.

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Cash and cash equivalents	338,626	237,093	251,430	109,476
Trade and other receivables	72,831	83,214	218,535	104,200
Derivative financial instruments	—	3,616	—	—

	411,457	323,923	469,965	213,676

Included in trade and other receivables are significant customers located in China, Japan and South Korea that account for 36%, 27% and 15% of trade receivables respectively at 30 June 2009 (2008: 0%, 40% and 41%).

(c)	Liquidity risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements, the consolidated entity will be impacted in the following ways:

(i)	will not have sufficient funds to settle a transaction on the due date;

(ii)	will be forced to sell financial assets at a value which is less than what they are worth; or

(iii)	may be unable to settle or recover a financial asset at all.

Liquidity risk is managed by maintaining sufficient cash and liquid deposit balances and having readily accessible standby facilities in place in accordance with the Board’s risk management policy. Details regarding finance facilities are set out in note 25.

Maturities of financial liabilities

The tables below analyse the consolidated entity and the Company’s financial liabilities in to maturity groupings based on the remaining period at the reporting date to the contractual maturity date. Refer to note 11(a) for the contractual maturity of derivatives. Refer to note 34 for the contractual maturity of finance leases. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not necessarily equate to the carrying amounts.

Consolidated – At 30 June 2009

	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	$’000	$’000	$’000	$’000	$’000	$’000

Trade creditors	52,487	—	—	—	52,487	52,487
Other creditors	3,289	—	—	—	3,289	3,289
Bank loans	2,255	7,328	—	—	9,583	8,625
Deferred Minerva payment	250	250	1,000	2,000	3,500	2,648
Unsecured loan – non-interest bearing	1,693	—	—	—	1,693	1,693
Loan from other entity	34	38	1,337	—	1,409	1,293

Total	60,008	7,616	2,337	2,000	71,961	70,035

AII-27

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Consolidated – At 30 June 2008

	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	$’000	$’000	$’000	$’000	$’000	$’000

Trade creditors	44,959	—	—	—	44,959	44,959
Other creditors	6,222	—	—	—	6,222	6,222
Bank loans	9,651	9,682	35,968	29,025	84,326	67,625
Deferred Minerva payment	—	250	1,000	2,750	4,000	2,929
Unsecured loan – non-interest bearing	1,693	—	—	—	1,693	1,693

Total	62,525	9,932	36,968	31,775	141,200	123,428

The Company – At 30 June 2009

	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	$’000	$’000	$’000	$’000	$’000	$’000

Trade creditors	768	—	—	—	768	768
Other creditors	219	—	—	—	219	219
Bank loans	2,255	7,328	—	—	9,583	8,625
Deferred Minerva payment	250	250	1,000	2,000	3,500	2,648

Total	3,492	7,578	1,000	2,000	14,070	12,260

The Company – At 30 June 2008

	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	$’000	$’000	$’000	$’000	$’000	$’000

Trade creditors	890	—	—	—	890	890
Other creditors	32	—	—	—	32	32
Bank loans	2,329	2,259	9,488	—	14,076	12,125
Deferred Minerva payment	—	250	1,000	2,750	4,000	2,929

Total	3,251	2,509	10,488	2,750	18,998	15,976

3	SEGMENT INFORMATION

For the years ended 30 June 2009 and 2008, the consolidated entity operated predominately in one business and one geographic segment. The consolidated entity operated predominately in Australia. The industry in which the consolidated entity operated was the exploration for and extraction of coal resources.

AII-28

APPENDIX II	FINANCIAL INFORMATION OF FELIX

4	REVENUE

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

From continuing operations

Sales revenue
Sale of coal	807,450	416,070	—	—
(Loss)/gain on forward foreign exchange contracts	(111,308)	24,482	—	967
Gain on coal swap contracts	35,349	—	—	—

Total sales revenue	731,491	440,552	—	967

Other revenue
Rendering of services:
Management fees	6,416	2,946	—	—
Marketing fees	1,240	816	2,022	1,282
Interest received – other parties	16,226	7,404	7,816	3,330
Dividends from related parties (note 35)	—	—	265,240	—
Rents and sub-lease rentals	175	152	—	—

Total other revenue	24,057	11,318	275,078	4,612

Total revenue	755,548	451,870	275,078	5,579

5	OTHER INCOME

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Foreign exchange gains (net)	13,206	—	—	—
Government grants	970	—	—	—
Disposal of 20% interest in Moolarben Joint Venture (note 42)	—	123,657	—	—
Other income	4,093	674	—	250

Total other income	18,269	124,331	—	250

AII-29

APPENDIX II	FINANCIAL INFORMATION OF FELIX

6	EXPENSES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Profit/(loss) before income tax includes the following specific expenses:

Depreciation
Buildings	534	368	—	—
Plant and equipment	10,918	10,141	198	209
Mine development	6,195	5,296	—	—
Less: capitalised depreciation	(45)	—	—	—

Total depreciation	17,602	15,805	198	209

Amortisation
Leased plant and equipment	7,701	7,078	9	4
Exploration and evaluation	287	314	—	—
Mining tenements	4,642	4,665	—	—
Rail access rights	933	621	—	—
Computer software	245	156	168	156
Less: capitalised amortisation	(36)	—	—	—

Total amortisation	13,772	12,834	177	160

Total depreciation and amortisation	31,374	28,639	375	369

Finance costs
Finance lease charges	2,005	1,922	1	1
Finance lease charges – related parties (note 32)	192	494	—	—
Other interest charges	2,106	6,105	944	1,156

Finance costs expensed	4,303	8,521	945	1,157

AII-30

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Net loss on disposal of property, plant and equipment	12	14	—	—

Rental expense relating to operating leases minimum lease payments	1,928	1,552	491	290

Net foreign exchange losses	—	247	6	1

Defined contribution superannuation expense	4,515	2,798	521	309

Significant expenses
Demurrage	3,641	6,347	—	—
Net increase in impairment of controlled entity advances (note14)	—	—	6,833	101
Loss/(gain) on forward foreign exchange contracts	111,308	(24,482)	—	(967)

Significant profits
Net gain on disposal of 20% of Moolarben Joint Venture (note 42)	—	123,657	—	—
Dividends from related parties	—	—	265,240	—
Gain on coal swap contracts	35,349	—	—	—
Foreign exchange gains (net)	13,206	—	—	—

7	OPERATING PROFIT

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Reconciliation of profit/(loss) before income tax to operating profit/(loss)
Profit/(loss) before income tax	368,840	254,279	258,692	(4,581)
Net gain on disposal of 20% of Moolarben Joint Venture (note 42)	—	(123,657)	—	—
Net loss on disposal of 28.7% of Athena Joint Venture	—	34	—	—

Operating profit/(loss)	368,840	130,656	258,692	(4,581)

AII-31

APPENDIX II	FINANCIAL INFORMATION OF FELIX

8	INCOME TAX

		Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

(a)	Income tax recognised in profit

	Current tax	100,815	79,526	(5,715)	(1,890)
	Deferred tax
	Origination and reversal of temporary differences	4,643	(7,208)	5,317	520
	Benefit of tax losses recognised	—	—	—	(40,877)
	Over provision in prior years	(4,236)	(6,499)	(447)	—

	Total income tax expense/(revenue)	101,222	65,819	(845)	(42,247)

(b)	Numerical reconciliation of income tax expense/(revenue) to prima facie tax payable

	Profit/(loss) from continuing operations before income tax expense	368,840	254,279	258,692	(4,581)

	Income tax at the rate of 30% (2008: 30%)	110,652	76,284	77,608	(1,374)
	Increase/(decrease) in income tax expense/(revenue) due to:
	Non-deductible expenses	150	290	2,111	248
	Non-taxable dividends	—	—	(79,572)	—
	Non-deductible share-based payments	303	41	303	41
	Research and development concession	(5,323)	(3,964)	—	—
	Other deductible expenses	(324)	(333)	(848)	(285)

		105,458	72,318	(398)	(1,370)
	Over provision in prior years	(4,236)	(6,499)	(447)	—
	Prior year tax losses not previously recognised	—	—	—	(40,877)

		101,222	65,819	(845)	(42,247)
	Income tax expense attributable to the wholly-owned subsidiaries in the tax consolidated group	—	—	110,390	85,178
	Recovery of income tax expense under tax sharing agreement	—	—	(110,390)	(85,178)

	Total income tax expense/(revenue)	101,222	65,819	(845)	(42,247)

	Effective tax rate	27.4%	25.9%	–0.3%	922.2%

AII-32

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

(c)	Amounts recognised directly in equity

	Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity is set out below.

	Changes in derivative financial instruments
	Current tax	7,527	(290)	—	(290)
	Net deferred tax	9,300	(10,765)	—	(320)

		16,827	(11,055)	—	(610)

(d)	Unrecognised deferred tax balances

	Tax losses attributable to members of the tax consolidated group – revenue	—	4,087	—	—
	Tax losses attributable to subsidiaries not members of the tax consolidated group – revenue	10,521	9,821	—	—
	Tax losses attributable to subsidiaries not members of the tax consolidated group – capital	1,703	1,703	—	—

	Potential tax benefit at 30%	12,224	15,611	—	—

There is no expiry date on the future deductibility of unused tax losses. The benefit of revenue losses of $3,622,000 (2008: $3,622,000) and capital losses of $1,703,000 (2008: $1,703,000) are not recognised until it is probable that the subsidiary will earn future taxable amounts that will enable it to utilise these tax losses. The benefit of revenue losses of $6,899,000 (2008: $10,286,000) are not recognised until it is probable that the subsidiary will be able to utilise these tax losses.

(e)	Tax consolidation legislation

For the purposes of taxation, Felix Resources Limited and its 100% owned Australian subsidiaries are a tax consolidated group. The head entity of the tax consolidated group is Felix Resources Limited. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets.

The group has entered into a tax sharing agreement whereby each company in the group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the group can recognise their balance of the current tax assets and liabilities through inter-entity accounts. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

AII-33

APPENDIX II	FINANCIAL INFORMATION OF FELIX

9	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Cash at bank and on hand	14,052	5,844	306	1,134
Short-term deposits	324,574	231,249	251,124	108,342

	338,626	237,093	251,430	109,476

(a)	Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the cash flow statement as follows:

Balances as above	338,626	237,093	251,430	109,476

Balances per cash flow statement	338,626	237,093	251,430	109,476

(b)	Effective interest rate risk

Information concerning the effective interest rate of cash and cash equivalents is set out in note 2.

(c)	Short-term deposits

Short-term deposits at 30 June 2009 include $100,000,000 (2008: N/A) in a security deposit account. These funds are mortgaged in favour of the counterparty as security for a portion of the finance lease facility. Short-term deposits at 30 June 2008 included $26,750,324 in the proceeds account as part of the Ashton Underground Syndicated Facility Agreement (SFA). Further information concerning the finance leases and the SFA are set out in note 25.

(d)	Fair value

Due to the short-term nature of the deposits, their carrying amount is assumed to approximate their fair value.

10	CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Trade receivables	42,153	66,922	763	420
Receivable from controlled entities	—	—	192,160	81,789
Other debtors	7,959	4,152	1,387	1,243
Secured director loan – interest bearing	1,802	—	—	—
Secured loan – interest bearing	—	1,705	—	—
Receivables from other entities	9,248	—	—	—

	61,162	72,779	194,310	83,452

AII-34

APPENDIX II	FINANCIAL INFORMATION OF FELIX

(a)	Past due but not impaired

As at 30 June 2009, the consolidated entity had trade receivables of $630,000 (2008: $7,607,000) that were past due but not impaired. As at 30 June 2009, the Company had trade receivables of $4,000 (2008: $56,000) that were past due but not impaired. The ageing analysis of these trade receivables is set out below.

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

< 15 days	1	3,523	—	—
15-30 days	568	—	—	—
30-45 days	11	3,824	—	55
> 45 days	50	260	4	1

	630	7,607	4	56

The other classes within trade and other receivables do not contain impaired assets and are not past due. It is expected that these amounts will be received when due. Unless specified below, the consolidated entity does not hold any collateral in relation to these receivables.

(b)	Other receivables

Included in receivables from other entities is funds of $8,347,000 (2008: $Nil) loaned to Newcastle Coal Infrastructure Group Pty Ltd, a company in which the consolidated entity has a minority shareholding. In August 2005 Newcastle Coal Infrastructure Group Pty Ltd was selected by the New South W ales government as the preferred developer and operator of a third coal loader for the port of Newcastle. The loan is non-interest bearing and unsecured and is repayable upon funding of the Stage 2 expansion project. Refer to note 14 for details on the non-current portion of this loan.

For the Company, the receivable from controlled entities represents the receivables from tax consolidated entities under the tax funding agreement, see note 8(e).

The secured director loan is to Director Mr. Brian Flannery. The terms and conditions of the loan are set out in note 32.

The secured loan was to former director Mr. John Rawlins being a secured interest bearing loan.

(c)	Foreign exchange and interest rate risk

Information about the consolidated entity’s and the Company’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is set out in note 2.

(d)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. Refer to note 2 for more information on the risk management policy of the consolidated entity and the credit quality of the entity’s trade receivables.

AII-35

APPENDIX II	FINANCIAL INFORMATION OF FELIX

11	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Current Assets
Interest rate swap contracts – receivable	—	326	—	—
Forward foreign exchange contracts – receivable	—	3,220	—	—

	—	3,546	—	—

Non-current assets
Interest rate swap contracts – receivable	—	70	—	—

	—	70	—	—

Current liabilities
Forward foreign exchange contracts – payable	4,504	—	—	—
Coal swap contracts – payable	—	16,416	—	—

	4,504	16,416	—	—

Non-current liabilities
Coal swap contracts – payable	—	21,804	—	—

	—	21,804	—	—

(a)	Instruments used by the consolidated entity

The consolidated entity uses derivative financial instruments in order to hedge exposure to fluctuations in interest rates, foreign exchange rates, and coal prices in accordance with the financial risk management policies (refer to note 2).

(i)	Forward foreign exchange contracts – cash flow hedges

The consolidated entity enters into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of the consolidated entity’s revenue stream and capital expenditure and thereby assist in risk management for the consolidated entity. Foreign currency speculation is specifically excluded. Forward foreign exchange contracts are entered for contracted future sales undertaken in foreign currencies and contracted future capital expenditure undertaken in foreign currencies.

AII-36

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The outstanding sell US$ contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy US$, Euro and Yen contracts relate to the purchase of mining equipment for Moolarben (2008: Yarrabee and Minerva respectively). The contracts are timed to mature when funds for coal sales are forecast to be received and when payments for mining equipment are scheduled to be made. At balance date, the details of the outstanding forward foreign exchange contracts are set out below. Refer to note 43(b) for post balance date forward foreign exchange contracts taken out.

	Buy United States dollars		Average exchange rates
	2009	2008	2009	2008
	US$’000	US$’000	US$	US$

Settlement
Less than 6 months	11,077	—	0.7530	—
6 months to 1 year	22,440	—	0.7530	—

	33,517	—	0.7530	—

	Sell United States dollars		Average exchange rates
	2009	2008	2009	2008
	US$’000	US$’000	US$	US$

Settlement
Less than 6 months	—	53,766	—	0.9142
6 months to 1 year	—	9,000	—	0.8474

	—	62,766	—	0.9040

	Buy Euros		Average exchange rates
	2009	2008	2009	2008
	EUR’000	EUR’000	€	€

Settlement
Less than 6 months	5,781	2,428	0.5520	0.5973
6 months to 1 year	8,490	—	0.5520	—

	14,271	2,428	0.5520	0.5973

	Buy Japanese Yen		Average exchange rates
	2009	2008	2009	2008
	YEN’000	YEN’000	¥	¥

Settlement
Less than 6 months	—	268,073	—	91.6800

	—	268,073	—	91.6800

AII-37

APPENDIX II	FINANCIAL INFORMATION OF FELIX

At balance date, the details of the outstanding flexible forward foreign exchange contracts are set out below.

			Buy Japanese Yen		Average exchange rates
			2009	2008	2009	2008
			YEN’000	YEN’000	¥	¥

Settlement
Less than 6 months	–	ceiling	816,915	—	72.7000	—
	–	floor	71.7000	—
6 months to 1 year	–	ceiling	821,726	—	72.7000	—
	–	floor			71.7000	—

			1,638,641	—

(ii)	Coal price swap contracts – cash flow hedges

The consolidated entity enters into coal swap contracts to sell specified amounts of coal in the future at stipulated prices. The objective of entering into the coal swap contracts is to reduce the coal price related volatility of the consolidated entity’s revenue stream and thereby assist in risk management for the consolidated entity. Coal price speculation is specifically excluded. Coal swap contracts are entered for contracted future sales.

The outstanding coal swap contracts are hedging highly probable forecasted sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received. At balance date, the details of the outstanding coal swap contracts are set out below.

	Volume		Average coal price
	2009	2008	2009	2008
	Tonnes 000	Tonnes 000	USD	USD

Settlement
6 months to 1 year	—	300	—	121.76
1 year to less than 2 years	—	420	—	121.76

	—	720	—	121.76

The gains and losses on hedges of anticipated coal sales, interest expense, and capital expenditure are recognised in the hedging reserve and the timing of their anticipated recognition as part of sales, interest expense, and capital expenditure are set out below.

	Consolidated Net loss
	2009	2008
	$’000	$’000

Settlement
Not later than 1 year	21,487	(12,870)
1 year to less than 2 years	—	(21,734)

	21,487	(34,604)

Details of movements in the hedging reserve are set out in note 29. There was no hedge ineffectiveness in the current or prior year.

AII-38

APPENDIX II	FINANCIAL INFORMATION OF FELIX

(b)	Credit risk exposures

Forward foreign exchange, coal swap, and interest rate swap contracts are subject to credit risk in relation to the relevant counterparties, which are principally large financial institutions. The maximum credit risk exposure is the full amount of unrealised gains on derivative financial instruments, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure for the consolidated entity is $Nil (2008: $3,616,000) and for the Company $Nil (2008: $Nil). Further information about the consolidated entity’s and the Company’s exposure to credit risk in relation to derivatives is set out in note 2.

(c)	Foreign currency, interest rate and price risk

Information about the consolidated entity’s and the Company’s exposure to foreign currency risk, price risk, and interest rate risk in relation to derivatives is set out in note 2.

(d)	Fair value

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date. The market rates are provided by the counterparty to the derivative. The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

12	CURRENT ASSETS – INVENTORIES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Coal – at cost	39,779	27,945	—	—
Fuel – at cost	173	435	—	—
Stock of spare parts – at cost	2,569	820	—	—
Stock of tyres – at cost	2,550	2,612	—	—

	45,071	31,812	—	—

Inventory expense

Inventories recognised as expense during the year ended 30 June 2009 amounted to $256,462,000 (2008: $210,787,000).

13	CURRENT ASSETS – OTHER ASSETS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Prepayments	1,794	2,842	62	31
Overburden – at cost	49,846	44,772	—	—

	51,640	47,614	62	31

AII-39

APPENDIX II	FINANCIAL INFORMATION OF FELIX

14	NON-CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Advances to controlled entities	—	—	91,320	82,645
Less: Accumulated impairment losses	—	—	(67,095)	(61,897)
Advances to associated entities	10,376	8,171	—	—
Receivables from other entities	1,293	2,264	—	—

	11,669	10,435	24,225	20,748

(a)	Terms and conditions relating to the above financial instruments

Advances to controlled entities by the Company includes a loan to White Mining Limited on acquisition to enable W hite Mining Limited to repay the majority of its shareholder loans.

Advances to controlled entities by the Company also includes advances to SASE Pty Ltd (SASE), South Australian Coal Corp Pty Ltd (SACC), Ballymoney Power Limited (BPL), Tonford Pty Ltd (TON), UCC Energy Pty Ltd (UCC), and an advance to Minerva Coal Pty Ltd which was acquired by the Company on purchase of Minerva Coal Pty Ltd. Details regarding the advances to associated entities are set out in note 35(e).

The receivables from other entities is expected to be received from W iggins Island Coal Export Terminal Pty Ltd upon successful financing of the proposed new export coal terminal at W iggins Island, Gladstone. In 2008 the receivables from other entities represented funds loaned to Newcastle Coal Infrastructure Group Pty Ltd, a company in which the consolidated entity has a minority shareholding. The loan is non-interest bearing and unsecured. Details regarding the current portion of the loan and the terms and conditions of the loan are set out in note 10.

(b)	Past due but not impaired

None of the non-current trade and other receivables are past due but not impaired.

(c)	Impaired trade and other receivables

As at 30 June 2009 advances to controlled entities by the Company with a nominal value of $67,095,000 (2008: $61,897,000) were impaired. The impaired advances relate to the amounts receivable by the Company from SASE, SACC, TON and BPL. These amounts are principally contributions toward exploration expenditure. The value and recoverability of these amounts is related to the Company’s policies with regards to exploration and evaluation expenditure as described in note 1(m).

AII-40

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The impaired advances also includes amounts receivable by the Company from UCC Energy Pty Limited. These amounts are principally contributions towards research and development expenditure. The value and recoverability of these amounts is related to the Company’s policies with regards to research and development expenditure as described in note 1(l).

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Movements in the provision for impairment of advances to controlled entities are as follows:
Balance at beginning of the year	—	—	61,897	61,796
Provision for impairment recognised during the year	—	—	6,833	102
Advances written-off during the year as uncollectible	—	—	(1,635)	—
Unused amount reversed	—	—	—	(1)

	—	—	67,095	61,897

The creation and release of the provision for impairment of advances to controlled entities has been included in ‘all other operating expenses’ in the income statement. Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash.

(d)	Risk exposure

Information about the consolidated entity’s and the Company’s exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

(e)	Fair value

The carrying values of non-current receivables approximate their fair values.

15	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a)	Interest in associates

		Consolidated Carrying amount of investment		Consolidated Percentage owned
Name of associate	Principal activity	2009	2008	2009	2008
		$’000	$’000%		%

Unlisted
Australian Coal Processing Holdings Pty Ltd (i)	Holding company	21	20	60	60

Ashton Coal Mines Limited (ii)	Real estate holder & sales company	187	167	60	60

Australian Coal Processing Pty Ltd	Dormant	—	—	60	60

		208	187

AII-41

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Each of the above associates is incorporated in Australia. The company does not hold any investments in associates.

(i)	A controlled entity of White Mining Limited (WML), White Mining (NSW) Pty Limited (WMNSW), holds 60% (2008: 60%) of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a vote by Directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2008: 33.33%).
(ii)	A controlled entity of White Mining Limited, White Mining (NSW) Pty Limited (WMNSW), holds 60% (2008: 60%) of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore major decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2008: 33.33%).

		Consolidated
		2009	2008
		$’000	$’000

(b)	Movements in carrying amounts

	Carrying amount at the beginning of the financial year	187	204
	Return of share capital from associate	—	—
	Share of associates’ net profits/(losses) (note 15(c))	21	(17)

	Carrying amount at the end of the financial year	208	187

(c)	Share of associates’ profits or losses

	Loss before income tax	—	(12)
	Income tax benefit/(expense)	21	(5)

	Profit/(loss) after income tax (note 15(b))	21	(17)

(d)	Summarised financial information of associates

	Assets	42,592	70,842
	Liabilities	(42,275)	(70,560)
	Revenues	(734,960)	(329,156)
	(Profits)/losses	(36)	28

16	NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Controlled entities – at cost (note 36)	—	—	256,736	256,736
Less: Accumulated impairment losses	—	—	(15,343)	(15,343)

	—	—	241,393	241,393

AII-42

APPENDIX II	FINANCIAL INFORMATION OF FELIX

17	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Consolidated – 2008	Assets under construction	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Land Acquisition in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2007
Cost	111,120	14,052	29,798	36,110	34,677	585	226,342
Accumulated depreciation/amortisation	—	(453)	(7,822)	(11,768)	(10,416)	—	(30,459)

Net book amount	111,120	13,599	21,976	24,342	24,261	585	195,883

Year ended 30 June 2008
Opening net book amount	111,120	13,599	21,976	24,342	24,261	585	195,883
Additions	11,069	4,480	976	246	5,099	4,762	26,632
Transfers	(116,503)	3,359	32,813	79,055	1,704	(585)	(157)
Disposals	—	(1,385)	—	(63)	(163)	—	(1,611)
Depreciation expense	—	(368)	(5,296)	(10,141)	—	—	(15,805)
Amortisation expense	—	—	—	—	(7,078)	—	(7,078)

Closing net book amount	5,686	19,685	50,469	93,439	23,823	4,762	197,864

At 30 June 2008
Cost	5,686	20,375	63,688	115,262	41,210	4,762	250,983
Accumulated depreciation/amortisation	—	(690)	(13,219)	(21,823)	(17,387)	—	(53,119)

Net book amount	5,686	19,685	50,469	93,439	23,823	4,762	197,864

Consolidated – 2009	Assets under construction	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Land acquisition in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Year ended 30 June 2009
Opening net book amount	5,686	19,685	50,469	93,439	23,823	4,762	197,864
Additions	85,037	436	199	7,240	27,421	—	120,333
Transfers	(52,985)	11,345	5,068	36,311	56	—	(205)
Disposals	—	—	(313)	(15,822)	(1,503)	—	(17,638)
Depreciation expense	—	(534)	(6,195)	(10,918)	—	—	(17,647)
Amortisation expense	—	—	—	—	(7,701)	—	(7,701)
Other	—	—	—	—	—	(4,762)	(4,762)

Closing net book amount	37,738	30,932	49,228	110,250	42,096	—	270,244

At 30 June 2009
Cost	37,738	32,479	67,527	142,309	63,714	—	343,767
Accumulated depreciation/amortisation	—	(1,547)	(18,299)	(32,059)	(21,618)	—	(73,523)

Net book amount	37,738	30,932	49,228	110,250	42,096	—	270,244

AII-43

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The Company – 2008	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	$’000	$’000	$’000	$’000

At 1 July 2007
Cost	31	583	—	614
Accumulated depreciation/amortisation	—	(258)	—	(258)

Net book amount	31	325	—	356

Year ended 30 June 2008
Opening net book amount	31	325	—	356
Additions	720	46	—	766
Transfers	(504)	316	31	(157)
Depreciation expense	—	(209)	—	(209)
Amortisation expense	—	—	(4)	(4)

Closing net book amount	247	478	27	752

At 30 June 2008
Cost	247	946	31	1,224
Accumulated depreciation/amortisation	—	(468)	(4)	(472)

Net book amount	247	478	27	752

The Company – 2009	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	$’000	$’000	$’000	$’000

Year ended 30 June 2009
Opening net book amount	247	478	27	752
Additions	476	746	—	1,222
Disposals	—	(1)	—	(1)
Depreciation expense	—	(198)	—	(198)
Amortisation expense	—	—	(9)	(9)

Closing net book amount	723	1,025	18	1,766

At 30 June 2009
Cost	723	1,690	31	2,444
Accumulated depreciation/amortisation	—	(665)	(13)	(678)

Net book amount	723	1,025	18	1,766

AII-44

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Assets pledged as security

Included in the balance of property, plant & equipment are assets over which the charges listed in notes 22 and 25 have been granted as security.

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

The value of non-current assets pledged as security are:
Land and buildings	30,932	7,855	—	—
Mine development	49,228	50,469	—	—
Plant and equipment	110,250	93,439	1,025	478
Leased plant and equipment	42,096	23,823	18	27
Assets under construction	37,738	5,657	723	247
Other financial assets	—	—	92	92

Net book amount	270,244	181,243	1,858	844

18	NON-CURRENT ASSETS – EXPLORATION AND EVALUATION ASSETS

(a)	Reconciliation

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Exploration and evaluation assets – at cost
Opening balance	46,750	42,325	—	—
Additions	8,073	5,932	—	—
Disposals	—	(1,507)	—	—

Closing balance	54,823	46,750	—	—

Provision for write-down to recoverable amount
Opening balance	(28,842)	(28,528)	—	—
Amortisation expense	(287)	(314)	—	—

Closing balance	(29,129)	(28,842)	—	—

Net book amount	25,694	17,908	—	—

AII-45

APPENDIX II	FINANCIAL INFORMATION OF FELIX

(b)	Areas of interest

Expenditure carried forward relates to exploration expenditure by subsidiary companies in the following areas of interest. The ultimate recoupment of this expenditure is dependent on the successful development and commercial exploitation, or alternatively, the sale, at a minimum value of book value, of these areas of interest.

Consolidated – 2008	Athena	Yarrabee	Ashton	Moorlarben	Phillipson Basin	Harrybrandt	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Year ended 30 June 2008
Opening net book amount	208	1,867	1,543	10,179	—	—	13,797
Additions	174	276	—	5,213	—	269	5,932
Disposals	(34)	—	—	(1,473)	—	—	(1,507)
Amortisation expense	—	(123)	(191)	—	—	—	(314)

Closing net book amount	348	2,020	1,352	13,919	—	269	17,908

Consolidated – 2009	Athena	Yarrabee	Ashton	Moorlarben	Philipson Basin	Harrybrandt	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Year ended 30 June 2009
Opening net book amount	348	2,020	1,352	13,919	—	269	17,908
Additions	794	401	—	3,756	1,955	1,167	8,073
Disposals	—	—	—	—	—	—	—
Amortisation expense	—	(79)	(208)	—	—	—	(287)

Closing net book amount	1,142	2,342	1,144	17,675	1,955	1,436	25,694

AII-46

APPENDIX II	FINANCIAL INFORMATION OF FELIX

19	NON-CURRENT ASSETS – DEFERRED TAX ASSETS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

The balance comprises temporary differences attributable to:

Amounts recognised in profit and loss
Trade and other payables	2,475	—	418	—
Employee benefits provisions	2,677	1,298	350	187
Rehabilitation provisions	2,282	2,331	—	—
Property, plant and equipment	1,420	1,291	8	7
Investments accounted for using the equity method	1,134	1,140	—	—
Mining tenements	2,782	2,401	—	—
Other intangible assets	19	—	4	—
Tax losses	19	5,341	19	5,341
Other	64	2,329	—	—

	12,872	16,131	799	5,535

Amounts recognised directly in equity
Derivative financial instruments	1,081	11,466	—	—

Total deferred tax assets	13,953	27,597	799	5,535

20	NON-CURRENT ASSETS – INTANGIBLE ASSETS

Consolidated – 2008	Yarrabee mining tenement	Minerva mining tenement	Ashton mining tenement	Moolarben mining tenement	Computer software	Rail access rights	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2007
Cost	4,845	7,781	54,297	162,547	545	9,241	239,256
Accumulated amortisation	(2,131)	(645)	(4,490)	—	(245)	(593)	(8,104)

Net book amount	2,714	7,136	49,807	162,547	300	8,648	231,152

Year ended 30 June 2008
Opening net book amount	2,714	7,136	49,807	162,547	300	8,648	231,152
Disposals	—	—	—	(31,348)	—	—	(31,348)
Transfers	—	—	—	—	157	—	157
Amortisation expense	(603)	(579)	(3,483)	—	(156)	(621)	(5,442)

Closing net book amount	2,111	6,557	46,324	131,199	301	8,027	194,519

At 30 June 2008
Cost	4,845	7,781	54,297	131,199	702	9,241	208,065
Accumulated amortisation	(2,734)	(1,224)	(7,973)	—	(401)	(1,214)	(13,546)

Net book amount	2,111	6,557	46,324	131,199	301	8,027	194,519

AII-47

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Consolidated – 2009	Yarrabee mining tenement	Minerva mining tenement	Ashton mining tenement	Moolarben mining tenement	Computer software	Rail access rights	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Year ended 30 June 2009
Opening net book amount	2,111	6,557	46,324	131,199	301	8,027	194,519
Additions	—	211	—	—	134	14	359
Transfers	—	—	—	—	205	—	205
Amortisation expense	(603)	(642)	(3,397)	—	(245)	(933)	(5,820)

Closing net book amount	1,508	6,126	42,927	131,199	395	7,108	189,263

At 30 June 2009
Cost	4,845	7,992	54,297	131,199	1,234	9,256	208,823
Accumulated amortisation	(3,337)	(1,866)	(11,370)	—	(839)	(2,148)	(19,560)

Net book amount	1,508	6,126	42,927	131,199	395	7,108	189,263

The Company – 2008							Computer software
							$’000

At 1 July 2007
Cost							545
Accumulated amortisation							(245)

Net book amount							300

Year ended 30 June 2008
Opening net book amount							300
Transfers							157
Amortisation expense							(156)

Closing net book amount							301

At 30 June 2008
Cost							702
Accumulated amortisation							(401)

Net book amount							301

AII-48

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The Company – 2009	Computer software
$’000

Year ended 30 June 2009
Opening net book amount	301
Additions	103
Amortisation expense	(168)

Closing net book amount	236

At 30 June 2009
Cost	805
Accumulated amortisation	(569)

Net book amount	236

Security

There is a First Registered Mortgage over mining tenements owned by the consolidated entity.

21	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Unsecured
Trade payables	52,487	44,959	768	890
Advances from controlled entities	—	—	130,188	56,403
Other creditors	3,289	6,222	219	32
Deferred Minerva payment	500	250	500	250
Employee benefits	8,925	4,328	1,165	622
Deferred income	793	—	—	—

	65,994	55,759	132,840	58,197

Fair Value

Due to the short-term nature of these payables their carrying amount is assumed to approximate their fair value.

22	CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Secured
Bank loans	8,625	12,519	8,625	3,500
Lease liabilities (note 34)	11,296	8,337	17	9

	19,921	20,856	8,642	3,509

Information about the terms and conditions relating to the above financial instruments are set out in note 25.

AII-49

APPENDIX II	FINANCIAL INFORMATION OF FELIX

23	CURRENT LIABILITIES – PROVISIONS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Rehabilitation	566	608	—	—

	566	608	—	—

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated during the next 12 months.

Movements in provisions

Movements in current provision for rehabilitation:

Rehabilitation
$’000

Consolidated – 2009
Current
Carrying amount at start of year	608
Transfers (note 27)	(42)

Carrying amount at end of year	566

Rehabilitation
$’000

Consolidated – 2008
Current
Carrying amount at start of year	1,121
Transfers (note 27)	(513)

Carrying amount at end of year	608

24	NON-CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Deferred Minerva payment	2,148	2,679	2,148	2,679
Unsecured loan – non-interest bearing	1,693	1,693	—	—
Deferred income	1,578	—	—	—

	5,419	4,372	2,148	2,679

The fair value of trade and other payables is assumed to approximate their fair value. The carrying value of the deferred Minerva payment is based on cash flows discounted using a rate of 7.5%. The unsecured loan is repayable at call.

AII-50

APPENDIX II	FINANCIAL INFORMATION OF FELIX

25	NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Secured
Bank loans	—	55,106	—	8,625
Lease liabilities (note 34)	30,213	15,261	—	17
Loan from other entity	1,293	—	—	—

	31,506	70,367	—	8,642

(a)	Terms and conditions relating to above financial instruments

Finance leases have lease terms ranging up to 7 years with some having the option to purchase the assets at completion of the lease term for the assets’ market value or contracted value. The effective interest rates implicit in the leases range from 6.9% to 12.5%. Lease liabilities are secured by charges over the leased assets. Certain leases also contain restrictions requiring notification to the lessors of any further finance leases entered into.

At 30 June 2009 bank loans represent a number of facilities as detailed below.

Multi-option facility agreement – working capital facility

A revolving cash advance facility for working capital was cancelled during the 2009 year. This facility for up to $27,400,000 consisted of a floating rate bill which at maturity could be rolled for 30, 60, 90, 120 or 180 days. Interest on the bill was charged at BBSY for the appropriate tenor plus a margin of 1.30%, for 2008 this was 9.19%. At 30 June 2008 the drawn down amount was $Nil.

Multi-option facility agreement – term debt facility

This is a loan for capital expenditure at the Minerva mine for $8,625,000 (2008: $12,125,000) and consists of a fixed rate bill in the amount of $7,613,000 (2008: $10,702,000) at a current interest rate of 6.00% (2008: 6.00%). The bill rolls quarterly with the rate fixed for the term of the loan. The facility also includes a floating rate bill of $1,012,000 (2008: $1,423,000) which at maturity can be rolled for 30, 60, 90, 120 or 180 days. Interest on the floating rate bill is charged at BBSY for the appropriate tenor plus a margin of 1.30% (2008: 1.30%), currently 4.56% (2008: 9.19%). The term debt facility matures on 30 June 2010 and principal is repayable each quarter in the amount of $875,000. At 30 June 2009, the current portion of the loan is $8,625,000 (2008: $3,500,000) and the non-current portion is $Nil (2008: $8,625,000).

Ashton underground – syndicated facility agreement

A facility for the development of the Ashton underground project was closed during the 2009 year. This facility, for $60,000,000, consisted of a floating rate bill which at maturity could be rolled for 30, 60 or 90 days. Interest on the floating rate bill was charged at BBSY for the appropriate tenor plus a margin of 0.80%, for 2008 this was 8.69%. The principal was repayable each quarter in varying amounts. The drawn down amounts were required to be held in a drawdown holding account and prior to project completion, amounts released from the drawdown holding account totalling $60,000,000 attracted an additional interest margin of 0.95% per annum. At 30 June 2008, the current portion of the loan was $9,019,000 and the non-current portion was $46,481,000.

AII-51

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Gladstone Port Corporation – Loan from other entity facility

This is a facility in place to assist with the funding of the Wiggins Island Coal Export Terminal (WICET) feasibility study costs. At 30 June 2009 the non-current amount of the loan is $1,293,000 (2008: N/A). Interest on the loan is charged at BBSY for the appropriate tenor plus a margin of 1.85% (2008: N/A), at 30 June 2009 5.11% (2008: N/A). The loan is repayable in full upon commencement of the project or expiry of the facility.

(b)	Security

The above loans and other banking facilities are secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scrip liens exist over all the assets of certain entities in the consolidated entity. The terms of the charges preclude the assets being sold or being used as security for further mortgages or charges without the permission of the other holders. Certain finance leases are secured by cash deposit and it is expected this security will be released when syndication of the lease facility is in place. Refer to notes 9(c), 17 and 20 for details.

(c)	Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Total facilities
Working capital facility	—	27,400	—	27,400
Term debt facility	8,625	12,125	8,625	12,125
Underground syndicated facility	—	55,500	—	—
Indemnity/guarantee facility	27,000	27,000	27,000	27,000
Lease finance facility	191,287	23,599	17	26
Loan from other entity facility	2,530	—	—	—

	229,442	145,624	35,642	66,551

Facilities used at balance date
Term debt facility	8,625	12,125	8,625	12,125
Underground syndicated facility	—	55,500	—	—
Indemnity/guarantee facility (note 41)	10,688	14,705	8,874	12,892
Lease finance facility	41,509	23,599	17	26
Loan from other entity facility	1,293	—	—	—

	62,115	105,929	17,516	25,043

Facilities unused at balance date
Working capital facility	—	27,400	—	27,400
Indemnity/guarantee facility	16,312	12,295	18,126	14,108
Lease finance facility	149,778	—	—	—
Loan from other entity facility	1,237	—	—	—

	167,327	39,695	18,126	41,508

AII-52

APPENDIX II	FINANCIAL INFORMATION OF FELIX

(d)	Fair value

The carrying amounts and fair values of borrowings at balance date are:

	At 30 June 2009		At 30 June 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000

Consolidated
Bank loans – current	8,625	8,625	12,519	12,519
Lease liabilities – current	11,296	11,296	8,337	8,337
Bank loans – non-current	—	—	55,106	55,106
Lease liabilities – non-current	30,213	30,213	15,261	15,261
Loan from other entity non-current	1,293	1,293	—	—

	51,427	51,427	91,223	91,223

The Company
Bank loans – current	8,625	8,625	3,500	3,500
Lease liabilities – current	17	17	9	9
Bank loans – non-current	—	—	8,625	8,625
Lease liabilities – non-current	—	—	17	17

	8,642	8,642	12,151	12,151

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair value of non-current borrowings at a floating interest rate is the same as their carrying value. The fair value of non-current borrowings at a fixed interest rate does not differ to their carrying value by a material amount.

(e)	Risk exposures

Information about the consolidated entity’s and the Company’s exposure to risks arising from borrowings are set out in note 2.

AII-53

APPENDIX II	FINANCIAL INFORMATION OF FELIX

26	NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

The balance comprises temporary differences attributable to:

Amounts recognised in profit or loss
Trade and other receivables	1,279	892	131	323
Inventory	1,765	2,891	—	—
Overburden	14,954	13,432	—	—
Finance leases	176	67	—	—
Mine development	11,110	11,455	—	—
Mining tenements	39,812	39,966	—	—
Exploration and evaluation	7,547	5,372	—	—
Other intangible assets	—	88	—	—
Other	45	2,206	—	—

	76,688	76,369	131	323

Amounts recognised directly in equity
Derivative financial instruments	—	1,085	—	—

Total deferred tax liabilities	76,688	77,454	131	323

27	NON-CURRENT LIABILITIES – PROVISIONS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Rehabilitation	7,042	7,163	—	—

	7,042	7,163	—	—

Movements in provisions

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to be settled when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated after 12 months or at the end of the life of the mine.

Rehabilitation
$’000

Consolidated – 2009
Non-current
Carrying amount at start of year	7,163
Additional provision recognised – charged to mine development	150
Unused amounts reversed – credited to mine development	(313)
Transfers (note 23)	42

Carrying amount at end of year	7,042

AII-54

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Rehabilitation
$’000

Consolidated – 2008
Non-current
Carrying amount at start of year	5,481
Additional provision recognised – charged to mine development	1,169
Transfers (note 23)	513

Carrying amount at end of year	7,163

28	CONTRIBUTED EQUITY

	Consolidated and the Company		Consolidated and the Company
	2009	2008	2009	2008
	Shares	Shares	$’000	$’000

(a) Share capital
Ordinary shares
Issued and fully paid up	196,445,038	196,325,038	445,370	444,833

	196,445,038	196,325,038	445,370	444,833

(b)	Movements in ordinary share capital:

Date	Details	Number of shares	$’000

1 July 2007	Opening balance	196,155,038	444,378
	Options exercised during the year	170,000	156
	Transfer from options reserve on exercise of options (note 29(a))	—	299

30 June 2008	Balance	196,325,038	444,833

1 July 2008	Opening balance	196,325,038	444,833
	Options exercised during the year	120,000	—
	Transfer from options reserve on exercise of options (note 29(a))	—	537

30 June 2009	Balance	196,445,038	445,370

(c)	Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle the holder to one vote either in person or by proxy at a meeting of the Company.

(d)	Capital risk management

Total capital comprises total equity as shown in the balance sheet (including minority interest) plus total interest bearing liabilities. The consolidated entity’s and the Company’s primary objectives when managing capital are to ensure the continued ability to provide a consistent return for equity stakeholders through a combination of capital growth and distributions and to maintain an optimal capital structure to

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

reduce the cost of capital. In order to achieve these objectives, the consolidated entity seeks to maintain a debt to equity ratio (gearing ratio) that balances risks and returns at an acceptable level and also to maintain a sufficient funding base to enable the consolidated entity to meet its working capital and strategic investment needs. In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or alter the amount of debt. The gearing ratios at 30 June 2009 and 30 June 2008 were as follows:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Total borrowings (notes 22 and 25)	51,427	91,223	8,642	12,151
Total equity	712,038	547,491	486,604	369,403

Total capital	763,465	638,714	495,246	381,554

Gearing ratio	7&	14%	2&	3%

The decrease in the gearing ratio during 2009 was primarily due to the repayment of borrowings. There have been no changes in the capital management objectives during the year, nor in the items considered to be capital.

All financial covenants specified under borrowing facilities have been complied with during the year.

(e)	Share-based payments

The following options over ordinary fully paid shares existed during 2009 for the Company and the consolidated entity.

Grant Date	Expiry date	Exercised price	Balance at start of the year Number	Granted during the year Number	Exercise during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the Number

Consolidated and the Company – 2009
13 December 2005	12 December 2009 (ii)	$0.001	30,000	—	(30,000)	—	—	—

11 December 2006	10 December 2010 (iii)	$0.001	75,000	—	(35,000)	—	40,000	—

1 January 2008	31 December 2011 (iv)	$0.001	—	195,000	(55,000)	—	140,000	10,000

Total			105,000	195,000	(120,000)	—	180,000	10,000

Weighted average exercise price			$0.001		$0.001		$0.001	$0.001
Weighted average fair value for options exercised during the year					$8.32
Weighted average remaining contractual life for options outstanding							2.27 years

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Grant Date	Expiry date	Exercised price	Balance at start of the year Number	Granted during the year Number	Exercise during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the Number

Consolidated and the Company – 2008
19 November 2001	7 December 2008 (i)	$5.20	30,000	—	(30,000)	—	—	—
13 December 2005	12 December 2009 (ii)	$0.001	200,000	—	(115,000)	(55,000)	30,000	—
11 December 2006	10 December 2010 (iii)	$0.001	100,000	—	(25,000)	—	75,000	—

Total			330,000	—	(170,000)	(55,000)	105,000	—

Weighted average exercise price			$0.47		$0.92	$0.001	$0.001
Weighted average fair value for options exercised during the year					$7.04
Weighted average remaining contractual life for options outstanding							2.17 years

(i)	Options exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of $5.20. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights.
(ii)	Options granted under the Felix Resources Operations General Managers Equity Participation Plan. 60,000 vest immediately, 75,000 on 13 December 2006 and 2007, and 90,000 on 13 December 2008. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $1.73 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The model inputs for options granted during 2006 included:

(a)	exercise price: $0.001

(b)	grant date: 13 December 2005

(c)	expiry date: 12 December 2009

(d)	weighted average share price at grant date: $1.91

(e)	expected price volatility of the Company’s shares: 55%

(f)	expected dividend yield: 2.50%

(g)	risk-free interest rate: 5.18%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(iii)

Options granted under the Felix Resources Operations General Managers Equity Participation Plan. 25,000 options vest on 11 December 2007, 35,000 on 11 December 2008, and 40,000 on 11 December 2009. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $4.00 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The model inputs for options granted during 2007 included:

(a)	exercise price: $0.001

(b)	grant date: 11 December 2006

(c)	expiry date: 10 December 2010

(d)	weighted average share price at grant date: $4.16

(e)	expected price volatility of the Company’s shares: 43%

(f)	expected dividend yield: 1.00%

(g)	risk-free interest rate: 5.86%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(iv)	Options granted under the Felix Resources General Managers Equity Participation Plan and the Felix Resources CFO Equity Participation Plan. The option plans were entered into on 28 August 2008 with an effective grant date of 1 January 2008. 65,000 options vest on 1 January 2009, 65,000 on 1 January 2010, and 65,000 on 1 January 2011. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager or the CFO ceases to be a General Manager or the CFO. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $6.28 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The model inputs for options granted during 2009 included:

(a)	exercise price: $0.001

(b)	grant date: 1 January 2008

(c)	expiry date: 31 December 2011

(d)	weighted average share price at grant date: $7.98

(e)	expected price volatility of the Company’s shares: 48%

(f)	expected dividend yield: 6.00%

(g)	risk-free interest rate: 6.60%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(v)	Forfeited share options were those granted under the Felix Resources Operations General Managers Equity Participation Plan which lapsed upon the resignation of a General Manager on 2 July 2007.

(f)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Options granted	1,009	135	1,009	135

29	RESERVES AND RETAINED PROFITS

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
(a) Reserves
Capital profits	—	4,285	—	4,285
Hedging reserve	15,041	(24,224)	—	—
Option reserve	707	235	707	235
Foreign currency translation reserve	424	424	—	—

	16,172	(19,280)	707	4,520

Movements in reserves:
Capital profits
Balance 1 July	4,285	4,285	4,285	4,285
Transfer to retained profits	(4,285)	—	(4,285)	—

Balance 30 June	—	4,285	—	4,285

Hedging reserve
Balance 1 July	(24,224)	1,573	—	1,422
Losses recognised	(19,868)	(12,370)	—	(1,065)
Transferred to profit	75,960	(24,482)	—	(967)
Current tax	(7,527)	290	—	290
Deferred tax	(9,300)	10,765	—	320

Balance 30 June	15,041	(24,224)	—	—

Movements in reserves:
Option reserve
Balance 1 July	235	399	235	399
Share-based payment expense	1,009	135	1,009	135
Options exercised, transfer to share capital (note 28(b))	(537)	(299)	(537)	(299)

Balance 30 June	707	235	707	235

Foreign currency translation reserve

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Balance 1 July	424	424	—	—

Balance 30 June	424	424	—	—

(b)	Retained profits/(Accumulated losses)

Balance 1 July	118,410	(52,189)	(79,950)	(99,954)
Profit attributable to the members of Felix Resources Limited	267,428	188,261	259,537	37,666
Dividends	(143,345)	(17,662)	(143,345)	(17,662)
Transfer from capital profits reserve	4,285	—	4,285	—

Balance 30 June	246,778	118,410	40,527	(79,950)

(c)	Nature and purpose of reserves

(i)	Capital profits

The capital profits reserve was used to record non-trading capital profits and the entire balance of the reserve was transferred to retained profits during the year.

(ii)	Hedging reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(x). Amounts are recognised in the income statement or as part of property, plant and equipment when the associated hedge transaction occurs.

(iii)	Option reserve

The options reserve is used to recognise the fair value at grant date of options issued but not exercised. The options comprising this reserve at 30 June 2009 are those issued under the Felix Resources Operations General Managers Equity Participation Plan and the Felix Resources CFO Equity Participation Plan.

(iv)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(w). The reserve is recognised in profit and loss when the net investment is disposed of.

30	MINORITY INTEREST

	Consolidated
	2009	2008
	$’000	$’000

Interest in:
Share capital	961	961
Reserves	3,127	3,127
Accumulated losses	(370)	(560)

	3,718	3,528

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

31	DIVIDENDS

	The Company
	2009	2008
	$’000	$’000

(a) Ordinary shares
Dividend of 50.00 cents per share paid on 31 October 2008, partially franked (30%) (2008: 6.00 cents per share, unfranked)	98,163	11,772
Dividend of 3.00 cents per share paid on 31 March 2009, fully franked (2008: 3.00 cents per share, unfranked)	5,893	5,890
Special dividend of 20.00 cents per share paid on 31 March 2009, fully franked (2008: Nil)	39,289	—

	143,345	17,662

(b) Dividend on ordinary shares proposed and not recognised as a liability
Fully franked dividend of 50 cents per share (2008: 50.00 cents per share, partially franked (30%))	98,228	98,163

(c) Franking credit balance

The amount of franking credits available for the subsequent reporting periods is:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Franking account balance as at the end of the year at 30% (2008: 30%)	8,282	204	8,282	204

Franking credits that will arise from the payment of the amount of the provision for income tax	83,856	18,935	83,856	18,935
Franking debits that will arise from the payment of dividends proposed but not recognised as a liability	(42,098)	(12,621)	(42,098)	(12,621)

Balance available for the subsequent reporting period	50,040	6,518	50,040	6,518

32	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors

The following persons were directors of Felix Resources Limited during the financial year:

(i)	Chairman – non-executive

Travers Duncan (appointed as Chairman on 2 April 2007)

(appointed to Board on 15 April 2005)

(ii)	Executive directors

Brian Flannery, Managing Director (appointed 21 March 2006)

(appointed to Board 15 April 2005)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(iii)	Non-executive directors

John Kinghorn (appointed 1 September 2005)

Vincent O’Rourke (appointed 2 August 2007)

Hans Mende (appointed 29 October 2007)

(b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the financial year:

Name	Position	Employer

Michael Chapman	Chief Operating Officer (appointed 1 July 2007)	Felix Resources Limited

Craig Smith	Chief Financial Officer and Company Secretary (appointed 1 February 2008)	Felix Resources Limited

Goran Stamenkovic	General Manager Marketing (appointed 1 February 2008)	Felix Resources Limited

(c)	Key management personnel compensation

	Consolidated		The Company
	2009	2008	2009	2008
	$	$	$	$

Short-term employee benefits	3,717,491	2,009,839	3,717,491	2,009,839
Post-employment benefits	282,661	148,625	282,661	148,625
Share-based payments	642,015	—	642,015	—

	4,642,167	2,158,464	4,642,167	2,158,464

Further details regarding the compensation of key management personnel can be found in the Remuneration Report within the Directors’ Report.

(d)	Equity instrument disclosures relating to key management personnel

(i)	Option holdings

There were no options over ordinary shares in the Company held during the year by directors of the Company, including their related parties. The number of options over ordinary shares in the Company held during the year by other key management personnel of the consolidated entity, including their related parties, are set out below.

2009

Name	Balance at the start of the year	Granted as compensation	Exercised	Other changes	Balance at end of the year	Vested and exercisable	Unvested

Other key management personnel of the consolidated entity
Michael Chapman (1)	30,000	45,000	(45,000)	—	30,000	—	30,000
Goran Stamenkovic	—	60,000	(20,000)	—	40,000	—	40,000
Craig Smith	—	30,000	(10,000)	—	20,000	—	20,000

Total	30,000	135,000	(75,000)	—	90,000	—	90,000

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

There were no options over ordinary shares in the Company held during the year ended 30 June 2008 by directors of the Company and other key management personnel of the consolidated entity, including their related parties.

(1)	Balance at the start the of the year relates to options acquired under an option plan that was in place before Mr. M. Chapman was a key management person.

(ii)	Share holdings

The numbers of shares in the Company held during the financial year by each director of Felix Resources Limited and other key management personnel of the consolidated entity, including their personally related parties, are set out below.

2009

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Felix Resources Limited
Hans Mende	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of the consolidated entity
Michael Chapman(1)	40,000	45,000	—	85,000
Goran Stamenkovic	—	20,000	—	20,000
Craig Smith	—	10,000	—	10,000

Total	97,040,430	75,000	—	97,115,430

2008

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Felix Resources Limited

Hans Mende (2)	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of the consolidated entity
David Knappick (3)	14,550,000	—	(14,550,000)	—
Joseph Butta (3)	9,700,000	—	(9,700,000)	—

Total	121,250,430	—	(24,250,000)	97,000,430

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(1)	Balance at the start of the year relates to options exercised from an option plan that was in place before Mr. M. Chapman was a key management person.
(2)	Mr. H. Mende became a key management person upon his appointment as a director on 29 October 2007. Mr. H. Mende has a partial interest in these shares through a director related entity.
(3)	Net change other relates to shareholdings at date of resignation 31 January 2008.

(iii)	Aggregates for key management personnel

	Consolidated 2009	Consolidated 2008	The Company 2009	The Company 2008
	$	$	$	$

Aggregate proceeds received from other key management personnel on the exercise of options and recognised as issued capital	75	—	75	—

Fair value of shares issued to other key management personnel on the exercise of options as at their issue date	634,500	—	634,500	—

(e)	Loans to directors and other key management personnel

	Consolidated 2009	Consolidated 2009	Consolidated 2008	Consolidated 2008
	Aggregate for key management personnel	Individuals with loans above $100,000 during the financial year	Aggregate for key management personnel	Individuals with loans above $100,000 during the financial year

Balance at the start of the year	—	—	—	—
Loans advanced	1,827,002	1,827,002	—	—
Loan repayments received	(24,898)	(24,898)	—	—
Interest payable for the year	169,485	169,485	—	—
Interest paid	(169,485)	(169,485)	—	—

Balance at the end of the year	1,802,104	1,802,104	—	—

Highest indebtedness during the year	1,889,184	1,889,184	—	—

Number of persons in the Group aggregate at the end of the year	1	1	—	—

Loan to Mr. B. Flannery for the acquisition of a Grazing Homestead Perpetual Lease in respect of property situated at Minerva. Mr. B. Flannery and Minerva Coal Pty Ltd have entered into a Deed of Licence under which Minerva is using part of the property as an access to its mining lease situated upon the property. The loan is a secured interest bearing loan, interest is compounded daily and payable twice yearly at the rate of 10.45% per annum.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(f)	Transactions with directors and other key management personnel

Transactions with directors of the Company and other key management personnel, including their related parties, are on commercial terms and conditions no more favourable than those available to other parties under similar circumstances unless otherwise stated.

Profit after tax includes the following items of revenue and expenses that resulted from transactions with directors of the Company and other key management personnel, including their related parties.

	Consolidated
	2009	2008
	$	$

Amounts recognised as revenue
Receipts by Ashton Coal Mines Limited from Energy Coal Marketing Pty Limited for the sale of thermal coal. Mr. H. Mende is an indirect shareholder in Energy Coal Marketing Pty Limited	29,085,582	—
Receipts by Ashton Coal Mines Limited from Coalroc Contractors Pty Ltd for property rental. Mr. B. Flannery, Mr. T. Duncan, Mr. D. Knappick and Mr. J. Butta are the majority shareholders in Coalroc Contractors Pty Ltd	1,872	—

Total recognised as revenue	29,087,454	—

Amounts recognised as expense
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting and equipment hire.	3,801,702	2,818,008
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for interest on finance leases (refer note 6)	192,479	493,594
Payment to Coalroc Contractors Pty Ltd by UCC Energy Pty Limited for trade services	—	1,040
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for trade services. Coalroc Contractors Pty Ltd owned 50% of the share capital of Yunaga Mine Services Pty Ltd up until 15 September 2007. Coalroc Contractors Pty Ltd reduced its shareholding to nil on this date.	—	1,073
Payments to Mr. B. Flannery for land access licence fees by Minerva Coal Pty Ltd	176,712	—

Total recognised as an expense	4,170,893	3,313,715

Assets and liabilities include the following items that resulted from transactions with directors of the Company and other key management personnel, including their related parties.

Amounts recognised as property, plant and equipment
Fair value of plant & equipment acquired from Coalroc Contractors Pty Ltd by Tonford Pty Ltd	16,890	—
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting and equipment hire	—	58,907
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting	—	2,864
Fair value of plant & equipment acquired from Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture.	810,000	—

Total recognised as assets	826,890	61,771

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Consolidated
	2009	2008
	$	$

Interest bearing liabilities
Current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	103,870	1,978,018

Non-current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	—	141,897

Total recognised as liabilities	103,870	2,119,915

Finance lease agreements with Coalroc Contractors Pty Ltd relate to mining equipment and have remaining lease terms ranging up to 3 months with the option to purchase the assets at completion of the lease term for the contracted value. The effective discount rate implicit in the leases range from 12% – 13.4%.

Lease liabilities are secured by the leased assets.

(g)	Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with directors of the Company and other key management personnel, including their related parties.

	2009	2008
	$	$

Current receivables
Trade Debtors
Receivable by Ashton Coal Mines Limited from Coalroc Contractors Pty Ltd	144	—

	144	—

Current payables
Trade Creditors
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Coalroc Contractors Pty Ltd	261,570	361,466

	261,570	361,466

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

33	REMUNERATION OF AUDITORS

	Consolidated		The Company
	2009	2008	2009	2008
	$	$	$	$

Amounts paid or payable to BDO Kendalls for:

Audit and review of financial reports	328,221	329,254	275,000	275,000

Non-audit services
Tax compliance	110,317	93,310	84,532	55,165
Tax consulting	1,515	—	1,515	—
Accounting consulting	89,500	—	89,500	—

Amounts paid or payable to a related practice of BDO Kendalls for:

Audit and review of financial reports	10,403	10,121	10,403	10,121

Non-audit services
Tax compliance	2,508	9,902	2,508	9,902
Tax consulting	1,197	—	1,197	—

	543,661	442,587	464,655	350,188

34	COMMITMENTS

(a)	Capital expenditure commitments

Estimated capital expenditure contracted for at the reporting date but not provided for:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Property, plant and equipment
Not later than one year
Share of joint ventures	168,118	6,850	—	—
Other	784	4,989	784	—

Mine development
Not later than one year
Share of joint ventures	5,793	—	—	—

Freehold land and buildings
Not later than one year
Share of joint ventures	—	56	—	—
Other	3,748	—	—	—

Exploration expenditure
Not later than one year
Share of joint ventures	443	1,034	—	—

Total capital expenditure commitments	178,886	12,929	784	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(b)	Lease expenditure commitments

(i)	Non-cancellable operating leases

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Not later than one year	1,257	1,695	408	393
Later than one year but not later than five years	500	1,356	409	615

Total lease expenditure commitments not recognised in the financial statements	1,757	3,051	817	1,008

Operating leases have remaining lease terms ranging from 3 months to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment. The consolidated entity does not have an option to purchase the leased assets at the expiry of the lease period.

(ii)	Finance leases

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Commitments in relation to finance leases are payable as follows:
Not later than one year	14,452	10,145	18	10
Later than one year and not later than five years	37,031	15,128	—	18
Later than five years	1,600	2,132	—	—

Total minimum lease payments	53,083	27,405	18	28

Less future finance charges	(11,574)	(3,807)	(1)	(2)

Recognised as a liability	41,509	23,598	17	26

Finance leases are included in the financial statements as:
Current lease liability (note 22)	11,296	8,337	17	9
Non-current lease liability (note 25)	30,213	15,261	—	17

	41,509	23,598	17	26

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

35	RELATED PARTY TRANSACTIONS

(a)	Parent entity and subsidiaries

The ultimate parent entity in the consolidated entity is Felix Resources Limited.

The consolidated entity consists of Felix Resources Limited and its controlled entities, the ownership interests of which are set out in note 36.

Transactions between Felix Resources Limited and other entities in the consolidated entity during the years ended 30 June 2009 and 2008 consisted of:

i)	loans advanced by Felix Resources Limited;

ii)	loans repaid to Felix Resources Limited;

iii)	the payment of interest on the above loans;

iv)	the payment of dividends to Felix Resources Limited;

v)	the provision of administration, accounting, management, marketing and hire services by Felix Resources Limited and other entities in the consolidated entity, and

vi)	transactions between Felix Resources Limited and its Australian controlled entities under the tax sharing agreement described in note 8(e).

(b)	Associates and joint ventures

Associated entities are set out in note 15 and joint ventures in which the consolidated entity is a venturer are set out in note 38.

Transactions with associates and joint ventures during the years ended 30 June 2009 and 2008 consisted of:

i)	loans advanced by Felix Resources Limited, subsidiaries or joint ventures to associated entities;

ii)	loans repaid to Felix Resources Limited, subsidiaries or joint ventures from associated entities;

iii)	sales of coal by a subsidiary to an associated entity under terms and conditions specified in the Ashton Coal Joint Venture Agreement;

iv)	the provision of administration, accounting, marketing, management and hire services by Felix Resources Limited or subsidiaries to associated entities and joint ventures; and

v)	sale of coal by a subsidiary to a joint venture.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 32.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(d)	Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		The Company
	2009	2008	2009	2008
	$	$	$	$

Sales of goods and services
Sales of coal to associated entities	432,743,216	195,020,990	—	—
Sales of management and marketing services to controlled entities	—	—	524,644	1,152,000
Sales of management and marketing services to joint ventures	7,546,934	3,957,741	682,946	969,600
Sales of marketing services to associated entities	325,612	240,000	814,030	600,000
Sales of coal to joint venture	24,599,489	10,523,566	—	—

Dividend revenue
Dividends received from subsidiaries	—	—	265,240,000	—

Doubtful debt expense
Write-down of advances to subsidiaries	—	—	6,833,306	101,507
Reversal of write-down of advances to subsidiary	—	—	—	(656)

Bad debt
Write-off of advances to subsidiary against accumulated impairment provision	—	—	1,635,948	—

Debt forgiven gain
Write-back of payables to subsidiaries	—	—	566	—

(e)	Outstanding balances arising from transactions with related parties

Balances outstanding at the reporting date to related parties are unsecured and subordinate to other liabilities. Balances outstanding at the reporting date from related parties are also unsecured, non-interest bearing and repayable on demand.

The following balances are outstanding at the reporting date in relation to transactions with related parties.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Consolidated		The Company
	2009	2008	2009	2008
	$	$	$	$

Current receivables
Advances to controlled entities:
Receivable from Minerva Coal Pty Ltd being an unsecured, non-interest bearing loan	—	—	3,203,125	3,228,831
Advance to Minerva Coal Pty Ltd	—	—	—	244,972

Trade debtors
Receivable from Ashton Coal Mines Limited	19,342,098	41,221,432	—	8,604

Receivable from controlled entities
Receivables from 100% owned subsidiaries under tax sharing agreement (note 10)	—	—	192,160,015	81,788,998

Non-current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured, non-interest bearing loan	—	—	748,285	748,285
Receivable from SASE Pty Ltd being an unsecured, non-interest bearing loan	—	—	31,271,655	31,271,655
Less: Accumulated impairment losses	—	—	(31,271,655)	(31,271,655)
Receivable from 100% owned subsidiaries	—	—	59,300,160	50,625,507
Less: Accumulated impairment losses	—	—	(35,823,298)	(30,625,507)

Advances to associated entities
Receivable from Ashton Coal Mines Limited being an unsecured, non-interest bearing loan	10,376,000	8,171,131	—	—

Current payables
Advances from 100% owned subsidiaries	—	—	130,187,913	56,403,000

(f)	Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

36	CONTROLLED ENTITIES

Name of entity	Country of incorporation	The Company Owned
		2009	2008
		%	%

The Company:
Felix Resources Limited	Australia

Controlled entities – at cost:
Auriada Limited	Ireland	100	100
Ballymoney Power Limited	Ireland	100	100
Balhoil Nominees Pty Ltd	Australia	100	100
South Australian Coal Corp Pty Limited	Australia	100	100
SASE Pty Ltd	Australia	90	90
Athena Coal Pty Ltd	Australia	100	100
Minerva Mining Pty Ltd	Australia	100	100
Felix Coal Sales Pty Ltd	Australia	100	100
Proserpina Coal Pty Ltd	Australia	100	100
Minerva Coal Pty Ltd	Australia	51	51
Yarrabee Coal Company Pty Ltd	Australia	100	100
White Mining Limited	Australia	100	100
White Mining Services Pty Limited	Australia	100	100
Tonford Pty Ltd	Australia	100	100
Moorlarben Coal Operations Pty Ltd	Australia	100	100
Moolarben Coal Mines Pty Limited	Australia	100	100
Ashton Coal Operations Pty Limited	Australia	100	100
White Mining (NSW) Pty Limited	Australia	100	100
UCC Energy Pty Limited	Australia	100	100
Agrarian Finance Pty Ltd	Australia	100	100
Advanced Clean Coal Technology Pty Limited	Australia	100	100
White Mining Research Pty Ltd	Australia	100	100
Felix NSW Pty Ltd	Australia	100	100
Moolarben Coal Sales Pty Ltd	Australia	100	100

		2009	2008
		$’000	$’000

Controlled entities – at cost:
Balhoil Nominees Pty Ltd		839	839
Less: Accumulated impairment loss		(839)	(839)
SASE Pty Ltd		14,504	14,504
Less: Accumulated impairment loss		(14,504)	(14,504)
Minerva Coal Pty Ltd		3,614	3,614
Yarrabee Coal Company Pty Ltd		14,910	14,910
White Mining Limited		222,869	222,869

		241,393	241,393

All controlled entities have 30 June balance dates. All equity interests are held in ordinary shares. All controlled entities are vehicles for exploration, development and operational activities of the consolidated entity. The proportion of ownership interest is equal to the proportion of voting power held.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

37	DEED OF CROSS GUARANTEE

A deed of cross-guarantee between Felix Resources Limited and its wholly-owned subsidiaries Yarrabee Coal Company Pty Ltd, South Australian Coal Company Pty Ltd and Balhoil Nominees Pty Ltd. The deed was enacted during 2004 and relief was obtained from preparing a financial report for Yarrabee Coal Company Pty Ltd under ASIC Class Order 98/1418. Under the deed, Felix Resources Limited guarantees to support the liabilities and obligations of the subsidiaries. The above companies represent a Closed Group for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Felix Resources Limited, they also respresent the Extended Closed Group. The following are the aggregate totals for the Closed Group, for each category, relieved under the deed.

Financial information in relation to:

		CLOSED GROUP 2009	CLOSED GROUP 2008
		$’000	$’000

(a)	Income statement
	Profit before income tax	330,061	27,932
	Income tax (expense)/revenue	(25,851)	33,755

	Profit for the year	304,210	61,687

(b)	Retained profits/(Accumulated losses)
	Accumulated losses at the beginning of the financial year	(40,516)	(84,541)
	Profit for the year	304,210	61,687
	Transfer from capital profits reserve	4,285	—
	Dividends paid	(143,345)	(17,662)

	Retained profits/(Accumulated losses) at the end of the financial year	124,634	(40,516)

(c)	Balance sheet
	ASSETS
	Current assets
	Cash and cash equivalents	252,012	111,032
	Trade and other receivables	168,126	99,839
	Inventories	21,989	15,727
	Derivative financial instruments	—	55
	Other assets	27,907	22,760

	Total current assets	470,034	249,413

	Non-current assets
	Trade and other receivables	24,736	20,748
	Other financial assets	226,483	226,483
	Property, plant and equipment	66,157	19,345
	Exploration and evaluation assets	4,296	2,020
	Deferred tax assets	15,053	10,733
	Intangible assets	1,816	2,412

	Total non-current assets	338,541	281,741

	Total assets	808,575	531,154

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CLOSED GROUP 2009	CLOSED GROUP 2008
	$’000	$’000

LIABILITIES
Current liabilities
Payables	85,791	69,256
Interest bearing liabilities	11,243	4,300
Current tax liabilities	83,856	18,935
Provisions	—	—

Total current liabilities	180,890	92,491

Non-current liabilities
Payables	3,726	2,679
Interest bearing liabilities	26,078	13,745
Deferred tax liabilities	18,830	11,195
Provisions	2,089	2,089

Total non-current liabilities	50,723	29,708

Total liabilities	231,613	122,199

Net assets	576,962	408,955

Equity
Issued capital	445,370	444,833
Reserves	6,958	4,638
Retained profits/(Accumulated losses)	124,634	(40,516)

Total equity	576,962	408,955

38	INTERESTS IN JOINT VENTURES

Interest in Joint Venture Operations

A controlled entity, Yarrabee Coal Company Pty Ltd, has a 50% interest in the output of Boonal Joint Venture whose principal activity is the provision of a coal haul road and train load out facilities.

A controlled entity, Proserpina Coal Pty Ltd, has a 51% interest in the output of Minerva Joint Venture whose principal activity is the development and operation of an open-cut coal mine.

A controlled entity, Athena Coal Pty Ltd, has a 51% interest in the Athena Joint Venture whose principal activity is coal exploration.

A controlled entity, White Mining (NSW) Pty Limited, has a 60% interest in the output of Ashton Joint Venture whose principal activity is the development and operation of open-cut and underground coal mines.

A controlled entity, Moolarben Coal Mines Pty Limited, has a 80% interest in the output of the Moolarben Coal Joint Venture whose principal activity is the development and operation of open-cut and underground coal mines.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The consolidated entity’s interest in the assets, liabilities, revenue and expenses of the joint ventures are included in the consolidated financial statements, in accordance with accounting policy 1(k) under the following classifications:

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Current assets
Cash and cash equivalents	11,863	3,467	—	—
Trade and other receivables	3,319	2,304	—	—
Inventories	23,081	16,084	—	—
Other assets	23,792	24,871	—	—

Total current assets	62,055	46,726	—	—

Non-current assets
Trade and other receivables	11,158	8,163	—	—
Property, plant and equipment	199,582	170,284	—	—
Exploration and evaluation assets	20,723	16,381	—	—
Intangible assets	187,446	192,107	—	—

Total non-current assets	418,909	386,935	—	—

Share of assets employed in joint venture operations	480,964	433,661	—	—

Current liabilities
Trade and other payables	38,642	32,448	—	—
Interest bearing liabilities	8,678	7,511	—	—
Provisions	566	608	—	—

Total current liabilities	47,886	40,567	—	—

Non-current liabilities
Interest bearing liabilities	5,429	10,142	—	—
Provisions	4,954	5,074	—	—

Total non-current liabilities	10,383	15,216	—	—

Share of liabilities employed in joint venture operations	58,269	55,783	—	—

For capital expenditure commitments relating to joint venture operations refer to note 34. For contingent liabilities relating to joint venture operations refer to note 41.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Consolidated
	2009	2008
	$’000	$’000

Share of joint venture operations’ revenue, expenses and results:
Revenues	547	481
Expenses	(267,668)	(207,428)

Loss before income tax	(267,121)	(206,947)

39	RECONCILIATION OF PROFIT AFTER INCOME TAX TO THE NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Profit for the year	267,618	188,460	259,537	37,666
Dividends received	—	—	(265,240)	—
Depreciation of non-current assets	17,602	15,805	198	209
Amortisation of leased assets	7,665	7,078	9	4
Amortisation of mining tenements	4,642	4,665	—	—
Amortisation of exploration	287	314	—	—
Amortisation of other intangible assets	1,178	777	168	156
Amortisation of Minerva deferred purchase consideration	220	204	220	204
Net loss on disposal of property, plant & equipment	12	14	—	—
Net gain on disposal of 20% of Moolarben Joint Venture	—	(123,657)	—	—
Net loss on disposal of 28.7% of Athena Joint Venture	—	34	—	—
Non-cash cash flow hedge gains transferred to profit for the year	—	(967)	—	(967)
Cash received on cash flow hedges not yet recognised in profit	25,091	—	—	—
Share-based payments expense	1,009	135	1,009	135
Share of net (profits)/losses of associates accounted for using the equity method	(21)	17	—	—
Provision for write-down of advances to controlled entities	—	—	6,833	101
Changes in assets and liabilities, net of effects from disposal of interests in joint ventures and projects (refer note 5)
Decrease/(increase) in trade & other receivables	20,962	(61,602)	(110,858)	(71,071)
Increase in inventory	(13,259)	(8,951)	—	—
Decrease/(increase) in prepayments	1,048	(1,603)	(31)	49
Decrease in deferred tax assets	3,259	48,243	4,736	9,484
Increase in overburden in advance	(5,074)	(7,521)	—	—
Increase in trade and other payables	4,185	14,271	63	28
Increase in employee benefits	4,597	1,072	543	298
Increase in tax provision	57,191	19,262	64,921	19,225
Increase/(decrease) in deferred tax liabilities	319	(1,846)	(192)	328

Net cash inflow/(outflow) from operating activities	398,531	94,204	(38,084)	(4,151)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Non-cash investing and financing activities

Finance lease transactions

During the year the consolidated entity acquired plant and equipment with an aggregate fair value of $27,477,000 (2008: $6,803,000) by means of finance leases. These acquisitions are not included in the cash flow statements.

40	EARNINGS PER SHARE

(a)	Reconciliation of earnings used in calculating earnings per share

	Consolidated
	2009	2008
	$’000	$’000

Profit after income tax	267,618	188,460
Profit attributable to minority interest	(190)	(199)

Profit from continuing operations attributable to the ordinary equity holders of Felix Resources Limited used in calculating basic and diluted earnings per share	267,428	188,261

(b)	Weighted average number of shares used in calculating earnings per share

	Consolidated
	2009	2008
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	196,378,189	196,261,627
Adjustments for calculation of diluted earnings per share:
Options	246,829	158,285

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	196,625,018	196,419,912

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

41	CONTINGENT LIABILITIES AND CONTINGENT ASSETS

		Consolidated		The Company
		2009	2008	2009	2008
		$’000	$’000	$’000	$’000

Guarantees
(a)	Parent entity and consolidated entity
	Guarantees secured over deposits	701	149	623	72
	Performance guarantees provided to external parties	1,651	7,403	1,343	7,095
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	2,472	2,130	2,472	2,130

(b)	Joint ventures
	Guarantees secured over deposits	75	75	—	—
	Performance guarantees provided to external parties	69	69	—	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	5,720	4,879	4,436	3,595

		10,688	14,705	8,874	12,892

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

42	DISPOSAL OF INTEREST IN JOINT VENTURE

	Consolidated		The Company
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Disposal of interest in Moolarben Joint Venture

Effective 30 June 2007 the consolidated entity disposed of 10% of its interest in the Moolarben Coal Project. This transaction decreased Felix’s interest in the coal project from 100% to 90% and resulted in the formation of the Moolarben Joint Venture. As the sale was subject to various conditions, only the first tranche of the sale proceeds amounting to $20,000,000 was recognised during the year ended 30 June 2007. The balance of the sale proceeds were recognised during the year ended 30 June 2008. Effective 29 February 2008 the consolidated entity disposed of 10% of its interest in the Moolarben Joint Venture. This transaction decreased Felix’s interest in the joint venture from 90% to 80%. The disposal details are set out below. Consideration:

Cash received	—	157,863	—	—

	—	157,863	—	—

Net assets of the Moolarben Joint Venture disposed:
Exploration and evaluation assets	—	1,473	—	—
Freehold land & buildings	—	1,385	—	—
Mining tenements	—	31,348	—	—

Carrying amount of assets disposed	—	34,206	—	—

Gain on disposal of assets before tax (note 5)	—	123,657	—	—

43	EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

(a)	Potential change of control

On 13 August 2009 the Directors announced the Company had entered into a binding Scheme Implementation Agreement with Yanzhou Coal Mining Limited (“Yanzhou”), a publicly-traded company that is listed in Hong Kong, New York and Shanghai. Pursuant to the agreement, Felix Directors will unanimously recommend the scheme to Felix shareholders by means of which Yanzhou will acquire all of Felix’s issued shares. On completion of the Offer shareholders will have received:

(i)	a cash payment of A$16.95 per share;

(ii)	dividends totalling A$1.00 per share; and

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(iii)	an in-specie distribution of shares in South Australian Coal Corp Pty Limited which will have a cash backing of A$0.05 per share and coal and mineral exploration tenements in South Australia.

Completion of the transaction is subject to a number of conditions including:

(i)	the Independent Expert concluding that the Scheme of Arrangement is in the best interests of Felix shareholders;

(ii)	there being no Superior Offer;

(iii)	shareholder and relevant government approvals for both parties; and

(iv)	‘spin-off’ by Felix of the wholly-owned subsidiary South Australian Coal Corp Pty Limited.

(b)	Derivative financial instruments

Forward foreign exchange contracts – cash flow hedges

As set out in note 11(a) the consolidated entity enters into forward foreign exchange contracts to reduce the foreign exchange rate related volatility of the consolidated entity’s revenue stream. Subsequent to balance date the consolidated entity entered into further forward foreign exchange contracts as set out below.

	Sell United States dollars		Average exchange rates
	2009	2008	2009	2008
	US$’000	US$’000	US$	US$

Less than 6 months	25,000	140,000	0.7674	0.9365
6 months to 1 year	30,000	—	0.7674	—

	55,000	140,000	0.7674	0.9365

(c)	Moolarben capital expenditure commitments

Since 30 June 2009, the consolidated entity has entered into a share of capital expenditure commitments amounting to $39,954,000 for the construction and development of the Moolarben Joint Venture mine.

44	NATIVE TITLE

Native title describes the rights and interests in Australia of Aboriginal and Torres Strait Islander peoples in land and waters, according to their traditional laws and customs. Native title claims exist over all or part of the areas covered by the consolidated entity’s exploration licences in South Australia, Queensland and New South W ales. Under the Native Title Act these areas are protected for all current and future mining operations on existing mining leases.

45	COMPANY DETAILS

The registered office and principal place of business of the Company is:

Felix Resources Limited

Level 6

316 Adelaide Street

Brisbane, Qld. 4000

Australia

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The following is an extract of the audited financial statements of Felix Group for the year ended 30 June 2008, which are prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards, as extracted from the annual report of Felix for the year ended 30 June 2008.

Balance Sheets

as at 30 June 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

ASSETS
Current assets
Cash and cash equivalents	7	237,093	17,460	109,476	10,278
Trade and other receivables	8	72,779	36,440	83,452	81,172
Inventory	12	31,812	22,861	—	—
Derivative financial assets	9	3,546	1,150	—	1,065
Other	10	47,614	38,490	31	80

Total current assets		392,844	116,401	192,959	92,595

Non-current assets
Trade and other receivables	11	10,435	7,084	20,748	20,749
Investments accounted for using the equity method	13	187	204	—	—
Other financial assets	14	—	—	241,393	241,393
Property, plant and equipment	15	197,864	195,883	752	356
Exploration and evaluation assets	16	17,908	13,797	—	—
Deferred tax assets	4	35,526	72,302	5,543	15,027
Intangible assets	17	194,519	231,152	301	300
Derivative financial assets	9	70	131	—	—

Total non-current assets		456,509	520,553	268,737	277,825

Total assets		849,353	636,954	461,696	370,420

LIABILITIES
Current liabilities
Trade and other payables	18	55,759	36,708	58,197	1,218
Interest bearing liabilities	19	20,856	17,432	3,509	3,500
Derivative financial liabilities	9	16,416	—	—	—
Current tax liabilities	4	19,134	162	18,935	—
Provisions	21	608	1,121	—	—

Total current liabilities		112,773	55,423	80,641	4,718

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Non-current liabilities
Trade and other payables	22	4,372	4,417	2,679	2,724
Interest bearing liabilities	20	70,367	82,905	8,642	12,125
Derivative financial liabilities	9	21,804	—	—	—
Deferred tax liabilities	4	85,383	86,529	331	323
Provisions	23	7,163	5,481	—	—

Total non-current liabilities		189,089	179,332	11,652	15,172

Total liabilities		301,862	234,755	92,293	19,890

Net assets		547,491	402,199	369,403	350,530

EQUITY
Issued capital	24a	444,833	444,378	444,833	444,378
Reserves	25a	(19,280)	6,681	4,520	6,106
Accumulated profits/(losses)	25d	118,410	(52,189)	(79,950)	(99,954)

Parent entity interest		543,963	398,870	369,403	350,530
Minority interest	26	3,528	3,329	—	—

Total equity		547,491	402,199	369,403	350,530

These financial statements should be read in conjunction with the accompanying notes.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Income Statements

Year ended 30 june 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Revenue	2a	440,552	241,469	967	6,079
Cost of sales		(223,085)	(168,411)	—	—

Gross profit		217,467	73,058	967	6,079

Other income	2c	124,331	48,638	250	(79)
Distribution expenses		(71,738)	(57,196)	—	—
Administrative expenses		(18,561)	(13,368)	(9,253)	(4,993)
Finance costs	3a	(8,521)	(5,048)	(1,157)	(1,720)
Share of net losses of associates accounted for using the equity method	13c	(17)	(713)	—	—

Profit/(loss) before income tax		254,279	49,758	(4,581)	9,478
Income tax (expense)/revenue	4a	(65,819)	(2,599)	42,247	13,524

Profit after income tax from continuing operations		188,460	47,159	37,666	23,002

Profit attributable to minority interest		199	202	—	—

Profit attributable to members of Felix Resources Limited	25d	188,261	46,957	37,666	23,002

Basic earnings per share
(cents per share)	27	95.92	25.19
Diluted earnings per share
(cents per share)	27	95.85	25.17
Dividends paid per share
(cents per share)	5	9.00	4.00

These financial statements should be read in conjunction with the accompanying notes.

AII-83

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Statements of changes in equity

Year ended 30 June 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Total equity at the beginning of the year		402,199	356,315	350,530	330,300

Cash flow hedges:
(Losses)/gains taken to equity	25	(12,370)	2,656	(1,065)	2,440
Gains transferred to profit for the year	25	(24,482)	(6,067)	(967)	(6,067)
Deferred and current tax	25	11,055	1,023	610	1,088

Net loss and transfers recognised directly in equity		(25,797)	(2,388)	(1,422)	(2,539)
Profit for the year after income tax		188,460	47,159	37,666	23,002

Total recognised income and expense for the year		162,663	44,771	36,244	20,463

Non-cash share-based payments	25	135	593	135	593
Transactions with equity holders in their capacity as equity holders:
Options exercised during the year	24	156	6,384	156	6,384
Minority interest		—	1,346	—	—
Dividends paid during the year	5	(17,662)	(7,210)	(17,662)	(7,210)

		(17,371)	1,113	(17,371)	(233)

Total equity at the end of the year		547,491	402,199	369,403	350,530

Total recognised income and expense for the year is attributable to:
Members of Felix Resources Limited		162,464	44,569	36,244	20,463
Minority interest		199	202	—	—

		162,663	44,771	36,244	20,463

These financial statements should be read in conjunction with the accompanying notes.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Cash flow statements

Year ended 30 June 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Cash flows from operating activities
Receipts from customers		381,460	305,383	1,821	1,194
Payments to suppliers and employees		(307,675)	(287,975)	(8,349)	(6,158)
Cash received on forward foreign exchange contracts		23,515	6,781	—	4,023
Interest received		5,385	1,866	3,330	927
Interest paid		(8,318)	(4,670)	(953)	(1,342)
Income tax paid		(163)	—	—	—

Net cash inflows/(outflows) from operating activities	28a	94,204	21,385	(4,151)	(1,356)

Cash flows from investing activities
Purchase of property, plant and equipment		(15,045)	(88,184)	(578)	(416)
Purchase of intangible assets	(157)	(1,551)	(157)	(21)
Proceeds from sale of property, plant and equipment		212	563	—	253
Proceeds from sale of available-for-sale financial assets		—	1,572	—	—
Proceeds from sale of intangible assets		—	344	—	—
Proceeds from sale of 20% interest in Moolarben Joint Venture	28c	177,863	—	—	—
Proceeds from sale of 28.7% of Minerva & Athena Joint Ventures	28d	—	41,521	—	1,267
Payment for exploration and evaluation activities	16a	(5,932)	(4,927)	—	—
Return of share capital from associate	13b	—	3,949	—	—
Advances from/(to) other entities		4,703	(4,306)	—	—
Advances from controlled entities		—	—	125,095	5,069

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		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Advances to associated entities		(2,791)	(934)	—	—
Dividends received		—	—	—	7,210

Net cash inflows/(outflows) from investing activities		158,853	(51,953)	124,360	13,362

Cash flows from financing activities
Proceeds from issue of ordinary shares		156	6,384	156	6,384
Payment of finance lease liabilities		(7,918)	(6,367)	(5)	—
Repayment of borrowings		(8,000)	(24,146)	(3,500)	(16,600)
Dividends paid		(17,662)	(7,210)	(17,662)	(7,210)

Net cash outflows from financing activities		(33,424)	(31,339)	(21,011)	(17,426)

Net increase/(decrease) in cash and cash equivalents		219,633	(61,907)	99,198	(5,420)
Cash and cash equivalents at the beginning of the financial year		17,460	79,367	10,278	15,698

Cash and cash equivalents at the end of the financial year	28b	237,093	17,460	109,476	10,278

These financial statements should be read in conjunction with the accompanying notes.

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Notes to the financial statements

30 June 2008

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report covers the consolidated entity of Felix Resources Limited (“Felix”) and its controlled entities and Felix as an individual parent entity. Felix is a listed public company limited by shares, incorporated and domiciled in Australia.

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. It is prepared on the basis of historical costs, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The financial report is presented in Australian dollars.

All values in the financial report are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

The financial report complies with Australian Accounting standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

No new Australian Accounting Standards that have been issued but are not yet effective have been applied in the preparation of this financial report. Such standards are not expected to have a material impact on the consolidated entity’s financial report on initial application. The financial report was authorised for issue by the Board of Directors on 27 August 2008.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied by the entities in the consolidated entity unless otherwise stated.

(a)	Principles of consolidation

A controlled entity is any entity controlled by Felix. Control exists where Felix has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Felix to achieve the objectives of Felix. A list of controlled entities is contained in note 6 to the financial statements.

All inter-company balances and transactions between entities and the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Minority interests in the equity and results of entities that are controlled are shown as a separate item in the consolidated financial report. Losses applicable to the minority interest in a consolidated subsidiary are allocated against the majority except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If in future years the subsidiary reports profits, such profits are allocated to the majority interest until the minority’s share of losses previously absorbed by the majority have been recovered.

Where an entity began or ceased to be controlled during the year the results for that entity are only included from the date control commenced or up to the date control ceased.

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Investments in associates are accounted for in Felix’s financial statements using the cost method and in the consolidated financial statements using the equity method, after initially being recognised at cost. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of

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associates is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

When the consolidated entity’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(b)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and for unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or the liabilities settled, based on those tax rates which are enacted or substantively enacted in each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. An exception is also made in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, and deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets. The Group has entered into a tax sharing agreement whereby each company in the Group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the Group can recognise their balance of the current tax assets and liabilities through inter-entity accounts.

(c)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include:

(i)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii)	investments in short-term money market instruments with maturity periods of less than 3 months.

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(d)	Financial assets and financial liabilities

The consolidated entity classifies its financial assets and liabilities in to the categories listed below, with the allocation depending on the purpose the asset or liability was acquired.

i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Note 1(e) provides further information on loans and receivables.

ii)	Financial assets at fair value through profit or loss

Financial assets at fair value through the profit or loss are financial assets held for trading. Derivatives are classified as held for trading unless they are designated as hedges. Other financial assets are classified as held for trading if acquired principally for the purpose of selling in the short-term. Note 1(x) provides further information on derivatives.

iii)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other financial asset categories. Note 1(j) provides further information on investments classified as available-for-sale.

iv)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprises ‘out of-the-money’ derivatives.

v)	Financial liabilities measured at amortised cost

Financial liabilities measured at amortised cost comprises trade and other payables, and interest bearing liabilities. Note 1(p) provides further information on interest bearing liabilities.

Details on financial risk management are disclosed in note 37.

(e)	Loans and receivables

Trade receivables, loans and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

Debts which are known to be uncollectible are written off by reducing the carrying amount directly. A provision for impairment is made when there is objective evidence that the full amount is not collectible. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the income statement. When a receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written off against the provision account.

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(f)	Advances to controlled entities

Advances by the Company to controlled entities (refer to note 11) are principally contributions toward exploration expenditure and mine development. The value and recoverability of these amounts is related to the Company’s policies with regards to exploration and evaluation expenditure as described in note 1(m). Should the underlying asset values be insufficient to recover the advances the amounts are reviewed for impairment.

(g)	Inventories

Coal stocks are stated at the lower of cost and net realisable value. Costs are assigned on a weighted average basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(h)	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs.

(i)	Property, plant and equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and accumulated impairment losses. The carrying amount of freehold land and buildings and plant and equipment is reviewed to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets, including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line or declining balance basis to allocate their cost, net of their residual values, over their estimated useful lives to the consolidated entity commencing from the time the asset is held ready for use, as follows:

Buildings	10 – 25 years
Mine development	10 – 25 years
Plant and equipment	2.5 to 25 years
Leased plant and equipment	2.5 to 18 years

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each balance date.

(j)	Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments in shares in listed companies classified as available-for-sale are measured at fair value. Fair value for shares in listed companies is determined by reference to the Australian Securities Exchange quoted market bid prices at the close of business on the reporting date. Gains and losses on these available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investments in shares in unlisted companies, which do not have a quoted market price and whose fair value cannot be reliably measured, are classified as available-for-sale and are measured at cost. Gains and losses are recognised in the income statement when the investments are derecognised or impaired.

Investments in controlled entities are carried in the parent entity’s financial statements at the lower of cost and recoverable amount. Investments in associates are accounted for in the consolidated financial statements as set out in note 1(a).

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(k)	Interests in joint ventures

The consolidated entity’s share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the consolidated financial statements. Details of the consolidated entity’s interests are shown in note 29.

(l)	Intangible assets

Mining tenements

Mining tenements have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of mining tenements are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of mining tenements commences from the date when commercial production commences, or in the case of the acquisition of the Ashton Coal Project, from the date of acquisition, and is charged to the income statement as cost of sales. Mining tenements are amortised over the life of the mine using a straight-line basis (Yarrabee has 4 years life remaining), or on the basis of JORC reserves extracted as follows.

$/Tonne Extracted
Minerva	$0.21
Ashton	$0.71

Changes in the annual amortisation rate resulting from changes in the remaining JORC reserves or life of mine are applied on a prospective basis from the commencement of the next financial year.

Computer software

Computer software has a finite useful life and is carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of computer software are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of computer software is calculated using the straight-line or declining balance method to allocate the cost over the period of the expected benefit, which varies from 2.5 to 4 years.

Rail access rights

Rail access rights have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of rail access rights are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Rail access rights are amortised over the life of the mine or agreement using a unit of production basis in tonnes for the Minerva mine or on a straight-line basis. The remaining estimated economically recoverable reserves of the Minerva mine at 30 June 2008 are 28.8 million tonnes. Amortisation is charged to the income statement as distribution expenses or cost of sales.

(m)	Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount. The recoverable amount is assessed on the basis described in note 1(o).

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

(n)	Acquisition of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of consideration provided plus incidental costs directly attributable to the acquisition.

When equity instruments are issued as consideration, their market price at the date of acquisition is used as their fair value, except where the notional price at which they could be placed in the market is a better indication of their fair value.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the consolidated entity as if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as a finance cost.

(o)	Recoverable amount of assets and impairment

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indication of impairment exists, the consolidated entity makes a formal estimate of the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. The amount of the impairment loss is recognised in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(p)	Interest bearing liabilities

Interest bearing liabilities are initially recorded at fair value, net of transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in the income statement over the period of the interest bearing liabilities using the effective interest rate method.

All interest bearing liabilities are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(q)	Borrowing costs

Borrowing costs incurred during the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as an expense when incurred.

(r)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in the consolidated entity, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the lower of the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the assets or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the lease term.

(s)	Employee benefits

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured at their normal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to the reporting date.

Retirement benefit obligations

Contributions are made by the consolidated entity to defined contribution superannuation funds and are charged as expenses when incurred.

Share-based payments

The consolidated entity provides benefits to Directors, other key management personnel and general managers of the consolidated entity in the form of share-based payment transactions, whereby Directors, other key management personnel and general managers render services in exchange for options to purchase shares in the Company. The cost of these share-based payment transactions is measured by reference to the fair value at the date at which they are granted. Fair values at grant date are determined using a trinomial or binomial option pricing model that takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected price volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The assessed fair value at grant date is recognised as an expense in the income statement, together with a corresponding increase in equity, pro-rata over the expected life of the option from grant date to expected vesting date. Upon exercise of the options, the balance in the options reserve is transferred to issued capital. No expense is recognised for options that do not ultimately vest because internal conditions were not met. An expense is still recognised for options that do not ultimately vest because a market condition is not met. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

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(t)	Rehabilitation

A provision for rehabilitation is recognised when there is a present obligation to rehabilitate an area disturbed, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. An asset is created as part of the current and non-current development assets, to the extent that the development relates to future production activities, which is offset by a current and non-current provision for rehabilitation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u)	Revenue

Revenue from the sale of coal is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery, usually on a Free On Board, Trimmed (FOBT) basis.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive the dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

(v)	Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from or payable to the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(w)	Foreign currency transactions and balances

Items included in the financial statements of each entity of the consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Felix’s functional and presentation currency.

Foreign currency transactions during the period are translated into the functional currency at rates of exchange applicable at the dates of each transaction. Monetary assets and liabilities denominated in foreign currencies at balance date are converted at rates of exchange ruling at that date.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities, whether realised or unrealised, are recognised in the income statement as they arise except where hedging specific anticipated transactions (see note 1(x)).

The monetary assets and liabilities of foreign controlled entities are translated at year-end rates. The non-monetary assets and liabilities are translated at rates at the transaction date or at the date these items are revalued or written down. Generally operating results are translated at average monthly rates. All

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resulting exchange differences are recognised as a separate component of equity. On disposal of a foreign controlled entity, the cumulative amount of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(x)	Derivatives

The consolidated entity uses derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts to hedge its risks associated with foreign currency, coal price, and interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, is recognised in the income statement immediately.

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date. The market rates are provided by the counterparty to the derivative.

The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

The forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts entered into by the consolidated entity are designated and qualify as cash flow hedges.

The consolidated entity documents at the inception of the contract the hedging relationship between hedging instruments and hedged items, including the risk management objectives and strategies for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at inception and periodically, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The gains or losses in respect of hedge transactions which relate to future purchases or sales are deferred and included in the measurement of the purchase or sale to which they relate when the anticipated transaction occurs. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amount receivable or payable as a result of a hedge transaction is included as an asset or liability in the balance sheet from the date of inception of the hedge. The corresponding unrealised gain or loss is recognised in equity in the hedging reserve. Changes in the fair value of the forward foreign exchange contracts, coal swap contracts, or interest rate swap contracts are recognised through the hedging reserve until the anticipated underlying transaction occurs. Once the anticipated underlying transaction occurs, amounts accumulated in equity are recycled through the income statement or recognised as part of the cost of the asset to which it relates.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity and is recognised when the forecast transaction is ultimately recognised. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

(y)	Issued capital

Costs directly attributable to the issue of new shares or options are shown as a deduction from the equity proceeds, net of any income tax benefit. Costs directly attributable to the issue of new shares or options associated with the acquisition of a business are included as part of the purchase consideration.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(z)	Critical accounting estimates and other accounting judgements

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

There have been no judgements, apart from those involving estimation, in applying accounting policies that have a significant effect on the amounts recognised in this financial report.

Following is a summary of the key assumptions concerning the future, and other key sources of estimation at reporting date that have not been disclosed elsewhere in this financial report.

Impairment

The consolidated entity assesses impairment at each reporting date by evaluating conditions specific to the consolidated entity that may lead to an impairment. Where an indicator of impairment exists, the recoverable amount of the asset is determined. The value-in-use calculations performed to determine the recoverable amount of the cash-generating units to which these assets belong has been based on actual operating results and a cash flow model based on life of mines. The pre-tax discount rate applied in the model is 11.5%. Coal prices used in the model have been determined based on an analysis of long term market price trends and estimated future foreign currency rates. Note 9 provides further information on the consolidated entity’s exposure to foreign currency risk.

No impairment has been recognised in respect of mine development assets, mining tenements, rail access rights or exploration and evaluation assets where the related area of interest is being or has been developed, for the reporting period.

Amortisation

The amortisation of mine development assets, mining tenements, rail access rights, exploration and evaluation assets where the related area of interest is being or has been developed, and the expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The amount of reserves that may actually be mined in the future and the consolidated entity’s estimate of reserves from time to time in the future may vary from current reserve estimates.

(aa)	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the members of Felix by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share

Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

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2	REVENUE AND INCOME

			CONSOLIDATED		THE COMPANY
			2008	2007	2008	2007
		Notes	$000	$000	$000	$000

From continuing operations
a)	Revenue
	Sales of coal		416,070	232,620	—	—
	Gain on forward foreign exchange contracts		24,482	8,849	967	6,079

	Total revenue		440,552	241,469	967	6,079

b)	Other revenue
	Rendering of services:
	Management fees		2,946	874	—	—
	Marketing fees		816	722	1,282	1,198
	Interest received – other parties		7,404	1,866	3,330	927
	Dividends from related parties	33	—	—	—	7,210
	Rentals		152	161	—	—
	Plant hire		—	764	—	856

	Total other revenue		11,318	4,387	4,612	10,191

c)	Other income
	Net gain/(loss) on disposal of interests in joint ventures and projects
	Disposal of 20% interest in Moolarben Joint Venture	28c	123,657	17,956	—	—
	Disposal of 28.7% interest in Minerva & Athena Joint Ventures	28d	(34)	28,208	—	(79)

	Total net gain on disposal of interests in joint ventures and projects		123,623	46,164	—	(79)

	Net gain on sale of available-for-sale financial assets		—	1,136	—	—
	Option premiums for sales of tenements		—	780	—	—
	Other income		708	558	250	—

	Total other income		124,331	48,638	250	(79)

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3	PROFIT BEFORE INCOME TAX

Profit before income tax has been determined after charging the following:

			CONSOLIDATED		THE COMPANY
			2008	2007	2008	2007
		Notes	$000	$000	$000	$000

a)	Expenses
	Finance costs
	Finance lease charges		1,922	1,934	1	—
	Finance lease charges – related parties	34a	494	778	—	—
	Other interest charges		6,105	7,577	1,156	1,720

	Total finance costs		8,521	10,289	1,157	1,720
	Less finance costs capitalised		—	(4,621)	—	—
	Less finance costs capitalised – related parties	34a	—	(620)	—	—

	Total finance costs expensed		8,521	5,048	1,157	1,720

	Depreciation of non-current assets
	Plant and equipment		10,141	4,941	209	153
	Mine development		5,296	2,071	—	—
	Buildings		368	75	—	—

	Total depreciation		15,805	7,087	209	153

	Amortisation of non-current assets
	Leased plant and equipment		7,078	6,367	4	—
	Exploration		314	250	—	—
	Mining tenements		4,665	3,202	—	—
	Rail access rights		621	364	—	—
	Computer software		156	199	156	199

	Total amortisation		12,834	10,382	160	199

	Total depreciation & amortisation expense		28,639	17,469	369	352

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Employee expenses
Defined contribution superannuation expense		2,798	2,762	309	236
Employee benefits expense		38,725	31,723	4,167	2,591
Share-based payments expense		135	593	135	593
Employee expense on-costs		3,708	3,677	454	309

Total employee expenses		45,366	38,755	5,065	3,729

Rental expenses on operating leases – minimum lease payments		1,552	2,305	290	165

Government royalties		25,277	14,218	—	—

b) Losses
Net loss/(gain) on disposal of non-current plant and equipment		14	(13)	—	(21)
Net foreign exchange losses		247	—	1	—

c) Significant expenses and profits
The following significant expense and profit items are relevant in explaining the financial performance:
Expenses
Demurrage		6,347	7,373	—	—

Profits
Net gain on disposal of 20% of Moolarben Joint Venture	28c	123,657	17,956	—	—
Net (loss)/gain on disposal of 28.7% of Minerva & Athena Joint Ventures	28d	(34)	28,208	—	(79)
Net (increase)/decrease in impairment of controlled entity loans		—	—	(101)	1,843

AII-99

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

d) Reconciliation of profit/ (loss) before income tax to operating profit/(loss)
Profit/(loss) before income tax		254,279	49,758	(4,581)	9,478
Net gain on disposal of 20% of Moolarben Joint Venture	28c	(123,657)	(17,956)	—	—
Net loss/(gain) on disposal of 28.7% of Minerva & Athena Joint Ventures	28d	34	(28,208)	—	79

Operating profit/(loss)		130,656	3,594	(4,581)	9,557

4	INCOME TAX

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

a) Income tax recognised in profit
Current Tax	79,526	5,921	(1,890)	(384)

Deferred tax
Origination and reversal of temporary differences	(7,208)	9,687	520	372
Benefit of tax losses recognised	—	(13,473)	(40,877)	(17,601)

	(7,208)	(3,786)	(40,357)	(17,229)

(Over)/under provision in prior years	(6,499)	464	—	4,089

Total income tax expense/(revenue)	65,819	2,599	(42,247)	(13,524)

b) Numerical reconciliation of the effective tax rate
Profit/(loss) before income tax	254,279	49,758	(4,581)	9,478

Income tax expense at 30% (2007: 30%)	76,284	14,927	(1,374)	2,843
Increase/(decrease) in income tax expense/(revenue) due to:
Non-deductible expenses	290	996	248	245
Non-assessable income	—	—	—	(2,716)
Non-deductible share-based payments	41	178	41	178
Research and development concession	(3,964)	(181)	—	—
Other deductible expenses	(333)	(312)	(285)	(562)

	72,318	15,608	(1,370)	(12)

AII-100

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

(Over)/under provision in prior years	(6,499)	464	—	4,089
Prior year tax losses not previously recognised	—	(13,473)	(40,877)	(17,601)
Income tax expense attributable to the wholly owned subsidiaries in the tax consolidated group	—	—	85,178	7,852
Recovery of income tax expense under tax sharing agreement	—	—	(85,178)	(7,852)

Income tax expense/(revenue)	65,819	2,599	(42,247)	(13,524)

Effective tax rate	25.9%	5.2%	922.2%	(142.7)%

c) Amount recognised directly in equity
Changes in derivative financial instruments
Current tax	(290)	(617)	(290)	(617)
Net deferred tax	(10,765)	(406)	(320)	(471)

	(11,055)	(1,023)	(610)	(1,088)

d) Unrecognised deferred tax balances
Tax losses attributable to members of the tax consolidated group-revenue	4,087	—	—	—
Tax losses attributable to subsidiaries not members of the tax consolidated group-revenue	9,821	3,606	—	—
Tax losses attributable to subsidiaries not members of the tax consolidated group-capital	1,703	1,718	—	—

Potential tax benefit @ 30% (2007: 30%)	15,611	5,324	—	—

There is no expiry date on the future deductibility of unused tax losses. The benefit of revenue losses of $3,622,000 (2007: $3,606,000) and capital losses of $1,703,000 (2007: $1,718,000) are not recognised until it is probable that the subsidiary will earn future taxable amounts that will enable it to utilise these tax losses. The benefit of revenue losses of $10,286,000 (2007: $Nil) are not recognised until it is probable that the subsidiary will be able to utilise these tax losses.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

e) Current tax liabilities
Income tax payable	19,134	162	18,935	—

f) Deferred tax assets
Amounts recognised in profit and loss
Employee benefits provisions	1,298	977	187	97
Rehabilitation provisions	2,331	1,981	—	—
Inventory	—	1,566	—	—
Property, plant and equipment	2,140	3,441	7	—
Investments accounted for using the equity method	1,140	1,052	—	—
Mining tenements	2,401	1,181	—	—
Finance lease liabilities	7,080	7,048	8	—
Tax losses	5,341	53,994	5,341	14,929
Other	2,329	1,062	—	1

	24,060	72,302	5,543	15,027

Amounts recognised directly in equity
Derivative financial instruments	11,466	—	—	—

	35,526	72,302	5,543	15,027

g) Deferred tax liabilities
Amounts recognised in profit or loss
Trade & other receivables	892	6,271	323	—
Inventory	2,891	642	—	—
Overburden	13,432	11,175	—	—
Property, plant and equipment	7,996	9,767	8	3
Mine development	11,455	3,123	—	—
Mining tenements	39,966	49,953	—	—
Exploration and evaluation	5,372	4,139	—	—
Other intangible assets	88	35	—	—
Other	2,206	1,040	—	—

	84,298	86,145	331	3

Amounts recognised directly in equity
Derivative financial instruments	1,085	384	—	320

	85,383	86,529	331	323

h)	Tax Consolidation

For the purposes of taxation, Felix Resources Limited and its 100% owned Australian subsidiaries are a tax consolidated group. The head entity of the tax consolidated group is Felix Resources Limited. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The Group has entered into a tax sharing agreement whereby each company in the Group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the Group can recognise their balance of the current tax assets and liabilities through inter-entity accounts. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

5	DIVIDENDS

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

a) Dividend paid during the year on ordinary shares
i) Dividend of 6.00 cents per share on 31 October 2007, unfranked (2007: 20% franked, 4.00 cents per share)	11,772	7,210	11,772	7,210
ii) Dividend of 3.00 cents per share on 31 March 2008, unfranked (2007: Nil)	5,890	—	5,890	—

	17,662	7,210	17,662	7,210

b) Dividend on ordinary shares proposed and not recognised as a liability
Partially franked (30%) dividend of 50 cents per share (2007: 6.00 cents per share, unfranked)	98,163	11,772	98,163	11,772

The tax rate at which dividends are franked is 30% (2007: 30%).

c) Franking credit balance
The amount of franking credits available for the subsequent reporting period is:
Franking account balance as at the end of the year at 30% (2007: 30%)	204	204	—	—
Franking credits that will arise on the payment of the provision for income tax	18,935	—	—	—
Franking debits that will arise from the payment of the dividend proposed but not recognised as a liability	(12,621)	—	—	—

Balance available for the subsequent reporting period	6,518	204	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

6	CONTROLLED ENTITIES

		OWNED		THE COMPANY
	Country of Incorporation	2008	2007	2008	2007
		%	%	$000	$000

The Company:
Felix Resources Limited	Australia
Controlled Entities at Cost:
Auriada Limited	Ireland	100	100	—	—
Ballymoney Power Limited	Ireland	100	100	—	—
Balhoil Nominees Pty Ltd	Australia	100	100	839	839
Accumulated impairment loss				(839)	(839)
South Australian Coal Corp Pty Limited	Australia	100	100	—	—
SASE Pty Ltd	Australia	90	90	14,504	14,504
Accumulated impairment loss				(14,504)	(14,504)
Athena Coal Pty Ltd	Australia	100	100	—	—
Minerva Mining Pty Ltd	Australia	100	100	—	—
Felix Coal Sales Pty Ltd	Australia	100	100	—	—
Proserpina Coal Pty Ltd	Australia	100	100	—	—
Minerva Coal Pty Ltd	Australia	51	51	3,614	3,614
Yarrabee Coal Company Pty Ltd	Australia	100	100	14,910	14,910
White Mining Limited	Australia	100	100	222,869	222,869
White Mining Services Pty Limited	Australia	100	100	—	—
Tonford Pty Ltd	Australia	100	100	—	—
Moolarben Coal Operations Pty Ltd (formerly Splitters Hollow Pty Limited)	Australia	100	100	—	—
Moolarben Coal Mines Pty Limited	Australia	100	100	—	—
Ashton Coal Operations Pty Limited	Australia	100	100	—	—
White Mining (NSW) Pty Limited	Australia	100	100	—	—
UCC Energy Pty Limited	Australia	100	100	—	—
Agrarian Finance Pty Ltd	Australia	100	100	—	—
Advanced Clean Coal Technology Pty Limited	Australia	100	100	—	—
White Mining Research Pty Ltd	Australia	100	100	—	—
Felix NSW Pty Ltd	Australia	100	100	—	—
Moolarben Coal Sales Pty Ltd	Australia	100	—	—	—

				241,393	241,393

All controlled entities have 30 June balance dates. All equity interests are held in ordinary shares. All controlled entities are vehicles for exploration, development and operational activities of the consolidated entity. The proportion of ownership interest is equal to the proportion of voting power held.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Deed of Cross Guarantee

A deed of cross guarantee exists between Felix Resources Limited and its wholly-owned subsidiaries Yarrabee Coal Company Pty Ltd, South Australian Coal Corp Pty Limited and Balhoil Nominees Pty Ltd. The deed was enacted during 2004 and relief was obtained from preparing a financial report for Yarrabee Coal Company Pty Ltd under ASIC Class Order 98/1418. Under the deed, Felix Resources Limited guarantees to support the liabilities and obligations of the subsidiaries. The above companies represent a Closed Group for the purpose of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Felix Resources Limited, they also represent the Extended Closed Group. The following are the aggregate totals for the Closed Group, for each category, relieved under the deed.

	CLOSED GROUP 2008	CLOSED GROUP 2007
	$000	$000

Financial Information in relation to:
(i) Income statement
Profit before income tax	27,932	4,731
Income tax revenue	33,755	11,539

Profit after income tax	61,687	16,270

Profit attributable to members of Felix Resources Limited	61,687	16,270

(ii) Accumulated losses
Accumulated Losses at the beginning of the financial year	(84,541)	(93,601)
Profit after income tax	61,687	16,270
Dividends paid	(17,662)	(7,210)

Accumulated Losses at the end of the financial year	(40,516)	(84,541)

(iii) Balance sheet
ASSETS
Current assets
Cash and cash equivalents	111,032	14,641
Trade and other receivables	99,839	84,813
Inventories	15,727	12,477
Derivative financial assets	55	1,065
Other	22,760	17,620

Total current assets	249,413	130,616

Non-current assets
Trade and other receivables	20,748	20,748
Other financial assets	226,483	226,483
Property, plant and equipment	19,345	12,761
Exploration and evaluation assets	2,020	1,867
Deferred tax assets	10,733	19,649
Intangible assets	2,412	3,014

Total non-current assets	281,741	284,522

Total assets	531,154	415,138

AII-105

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CLOSED GROUP 2008	CLOSED GROUP 2007
	$000	$000

LIABILITIES
Current liabilities
Payables	69,256	19,435
Interest bearing liabilities	4,300	3,808
Current tax liabilities	18,935	—
Provisions	—	300

Total current liabilities	92,491	23,543

Non-current liabilities
Payables	2,679	2,724
Interest bearing liabilities	13,745	13,343
Deferred tax liabilities	11,195	7,717
Provisions	2,089	1,789

Total non-current liabilities	29,708	25,573

Total liabilities	122,199	49,116

Net assets	408,955	366,022

EQUITY
Issued capital	444,833	444,378
Reserves	4,638	6,185
Accumulated losses	(40,516)	(84,541)

Total equity	408,955	366,022

7	CASH AND CASH EQUIVALENTS

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Cash at bank and on hand		5,844	11,495	1,134	4,777
Short-term deposits		231,249	5,965	108,342	5,501

	28b	237,093	17,460	109,476	10,278

a)	Short-term deposits

Short-term deposits at 30 June 2008 include $26,750,324 (2007: $77,135) in the proceeds account as part of the Ashton Underground Syndicated Facility Agreement (SFA). These funds must firstly be used for payments due under the SFA and then are available for use by the consolidated entity. Proceeds of coal sales from the Ashton mine are deposited into the proceeds account. Further information concerning the SFA is set out in note 20.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Effective interest rate risk

Information concerning the effective interest rate of cash and cash equivalents is set out in note 37.

c)	Fair value

Due to the short-term nature of the deposits, their carrying amount is assumed to approximate their fair value.

8	TRADE AND OTHER RECEIVABLES (CURRENT)

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Trade receivables		66,922	5,618	420	1,639
Receivable from controlled entities	33d	—	—	81,789	10,504
Receivable from Sojitz Moolarben Resources Pty Ltd	28c	—	20,000	—	—
Other debtors		4,152	3,855	1,243	237
Advances to controlled entities		—	—	—	68,792
Loan to related entity-interest bearing		—	6,967	—	—
Secured loan-interest bearing		1,705	—	—	—

		72,779	36,440	83,452	81,172

a)	Past due but not impaired

As at 30 June 2008, the consolidated entity had trade receivables of $7,607,000 (2007: $675,000) that were past due but not impaired. As at 30 June 2008, the Company had trade receivables of $56,000 (2007: $389,000) that were past due but not impaired. The ageing analysis of these trade receivables is as follows:

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

< 30 days		3,523	—	—	—
30-60 days		3,831	353	55	122
60-90 days		20	172	1	87
Greater than 90 days		233	150	—	180

		7,607	675	56	389

At 30 June 2008, the consolidated entity’s trade receivables included three past due coal sales invoices totalling $7.3 million that were received shortly after the reporting date.

The other classes within trade and other receivables do not contain impaired assets and are not past due. It is expected that these amounts will be received when due. The consolidated entity does not hold any collateral in relation to trade and other receivables.

b)	Other receivables

The receivable from Sojitz Moolarben Resources Pty Ltd represented the amount owing in relation to the 10% sale of the Moolarben Coal Project, $Nil (2007: $20,000,000).

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The loan to a related entity represented funds advanced to Newcastle Coal Infrastructure Group Pty Ltd, a company in which the consolidated entity has a minority shareholding. In August 2005 Newcastle Coal Infrastructure Group Pty Ltd was selected by the New South Wales government as the preferred developer and operator of a third coal loader for the port of Newcastle. The loan was interest bearing and unsecured. The loan principal and interest were repaid upon funding of the project.

For the Company, the receivable from controlled entities represents the receivables from tax consolidated entities under the tax funding agreement, see note 4(h).

The advances to controlled entities are repayable at call.

The secured loan is to former Director Mr John Rawlins. The terms and conditions of the loan are set out in note 34(c).

c)	Foreign exchange and interest rate risk

Information about the consolidated entity’s and the Company’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is set out in note 37.

d)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. Refer to note 37 for more information on the risk management policy of the consolidated entity and the credit quality of the entity’s trade receivables.

9	DERIVATIVE FINANCIAL INSTRUMENTS

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

CURRENT ASSETS
Interest rate swap contracts – receivable	326	85	—	—
Forward foreign exchange contracts – receivable	3,220	1,065	—	1,065

	3,546	1,150	—	1,065

NON-CURRENT ASSETS
Interest rate swap contracts – receivable	70	131	—	—

	70	131	—	—

CURRENT LIABILITIES
Coal swap contracts – payable	16,416	—	—	—

	16,416	—	—	—

NON-CURRENT LIABILITIES
Coal swap contracts-payable	21,804	—	—	—

	21,804	—	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

a)	Instruments used by the consolidated entity

The consolidated entity uses derivative financial instruments in order to hedge exposure to fluctuations in interest rates, foreign exchange rates, and coal prices in accordance with the financial risk management policies (refer to note 37).

(i)	Forward foreign exchange contracts – cash flow hedges

The consolidated entity enters into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of the consolidated entity’s revenue stream and thereby assist in risk management for the consolidated entity. Foreign currency speculation is specifically excluded. Forward foreign exchange contracts are entered for contracted future sales undertaken in foreign currencies and contracted future capital expenditure undertaken in foreign currencies.

The outstanding US$ contracts are hedging highly probable forecasted sales of coal, whereas the outstanding Euro and Yen contracts relate to the purchase of mining equipment for Yarrabee and Minerva respectively. The contracts are timed to mature when funds for coal sales are forecast to be received and when payments for mining equipment are scheduled to be made. At balance date, the details of the outstanding forward foreign exchange contracts are set out below. Refer to note 38(a) for post balance date forward foreign exchange contracts taken out.

	SELL UNITED STATES DOLLARS		AVERAGE EXCHANGE RATES
Settlement	2008	2007	2008	2007
	USD000	USD000	US$	US$

Less than 6 months	53,766	6,489	0.9142	0.7717
6 months to 1 year	9,000	20,000	0.8474	0.8379

	62,766	26,489	0.9040	0.8207

	BUY EUROS		AVERAGE EXCHANGE RATE
Settlement	2008	2007	2008	2007
	EUR000	EUR000	€	€

Less than 6 months	2,428	—	0.5973	—

	2,428	—	0.5973	—

	BUY JAPANESE YEN		AVERAGE EXCHANGE RATE
Settlement	2008	2007	2008	2007
	YEN000	YEN000	¥	¥

Less than 6 months	268,073	—	91.6800	—

	268,073	—	91.6800	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(ii)	Coal price swap contracts – cash flow hedges

The consolidated entity enters into coal swap contracts to sell specified amounts of coal in the future at stipulated prices. The objective of entering into the coal swap contracts is to reduce the coal price related volatility of the consolidated entity’s revenue stream and thereby assist in risk management for the consolidated entity. Coal price speculation is specifically excluded. Coal swap contracts are entered for contracted future sales.

The outstanding coal swap contracts are hedging highly probable forecasted sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received. At balance date, the details of the outstanding coal swap contracts are set out below. Refer to note 38(a) for post balance date coal swap contracts taken out.

	VOLUME		AVERAGE COAL PRICE
Settlement	2008	2007	2008	2007
	Tonnes 000	Tonnes 000	USD	USD

6 months to 1 year	300	—	121.76	—
1 year to less than 2 years	420	—	121.76	—

	720	—	121.76	—

The gains and losses on hedges of anticipated coal sales, interest expense and capital expenditure are recognised in the hedging reserve and the timing of their anticipated recognition as part of sales, interest expense, and capital expenditure are set out below:

	CONSOLIDATED
	Net (Loss)/Gain
	2008	2007
	$000	$000

Not later than 1 year	(12,870)	1,150
1 year to less than 2 years	(21,734)	106
2 years to less than 3 years	—	25

	(34,604)	1,281

Details of movements in the hedging reserve are set out in note 25. There was no hedge ineffectiveness in the current or prior year.

b)	Credit risk exposures

Forward foreign exchange, coal swap, and interest rate swap contracts are subject to credit risk in relation to the relevant counterparties, which are principally large financial institutions. The maximum credit risk exposure is the full amount of unrealised gains on derivative financial instruments, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure for the consolidated entity is $3,616,000 (2007: $1,281,000) and for the company $Nil (2007: $1,065,000). Further information about the consolidated entity’s and the Company’s exposure to credit risk in relation to derivatives is set out in note 37.

c)	Foreign currency, interest rate, and price risk

Information about the consolidated entity’s and the Company’s exposure to foreign currency risk, price risk, and interest rate risk in relation to derivatives is set out in note 37.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Fair value

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date. The market rates are provided by the counterparty to the derivative. The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

10	OTHER ASSETS (CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Prepayments	2,842	1,239	31	80
Overburden at cost	44,772	37,251	—	—

	47,614	38,490	31	80

11	TRADE AND OTHER RECEIVABLES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Secured
Director loan – interest bearing	—	1,705	—	—
Unsecured
Loan to a related entity	2,264	—	—	—
Advances to controlled entities	—	—	82,645	82,545
Less: Accumulated impairment losses	—	—	(61,897)	(61,796)
Advances to associated entities	8,171	5,379	—	—

	10,435	7,084	20,748	20,749

a)	Terms & conditions relating to the above financial instruments

Details regarding the secured loan to a former Director are set out in note 34(c). The loan is secured against real property, whereby the lender has first right of refusal and the borrower is precluded from mortgaging the property to any other party.

The loan to a related entity represents funds advanced to Newcastle Coal Infrastructure Group Pty Ltd, a company in which the consolidated entity has a minority shareholding. This loan is non-interest bearing and is repayable over the 12 months commencing from 31 January 2011.

Advances to controlled entities by the Company includes a loan to White Mining Limited on acquisition to enable White Mining Limited to repay the majority of its shareholder loans.

Advances to controlled entities by the Company also includes advances to SASE Pty Ltd (SASE), South Australian Coal Corp Pty Limited (SACC), Ballymoney Power Limited (BPL), and an advance to Minerva Coal Pty Ltd which was acquired by the Company on purchase of Minerva Coal Pty Ltd. Details regarding the advances to associated entities are set out in note 33(d).

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Impaired trade and other receivables

As at 30 June 2008 advances to controlled entities by the Company with a nominal value of $61,897,000 (2007: $61,796,000) were impaired. The impaired advances relate to the amounts receivable by the Company from SASE, SACC and BPL. These amounts are principally contributions toward exploration expenditure.

The value and recoverability of these amounts is related to the Company’s policies with regards to exploration and evaluation expenditure as described in note 1(m).

Movements in the provision for impairment of advances to controlled entities are as follows:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Balance at beginning of the year	—	—	61,796	63,639
Provision for impairment recognised during the year	—	—	102	4
Unused amount reversed	—	—	(1)	(1,847)

Balance at end of the year	—	—	61,897	61,796

The creation and release of the provision for impairment of advances to controlled entities has been included in ‘administrative expenses’ in the income statement. Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

c)	Past due but not impaired

None of the non-current trade and other receivables are past due but not impaired.

d)	Risk exposure

Information about the consolidated entity’s and the Company’s exposure to credit risk, foreign exchange, and interest rate risk is provided in note 37.

e)	Fair value

The carrying values of non-current receivables approximate their fair value.

12	INVENTORY (CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Coal at cost	27,945	20,468	—	—
Fuel at cost	435	295	—	—
Stock of spare parts at cost	820	254	—	—
Stock of tyres at cost	2,612	1,844	—	—

	31,812	22,861	—	—

AII-112

APPENDIX II	FINANCIAL INFORMATION OF FELIX

13	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

a)	Interest in associates

Name of Associate	Principal Activity	CONSOLIDATED
		Carrying amount of investment		THE COMPANY
				Percentage Owned
		2008	2007	2008		2007
		$000	$000%			%

Unlisted
Australian Coal Processing Holdings Pty Ltd	Holding company	20	25	60	(i)	60	(i)
Ashton Coal Mines Limited	Real estate holder & sales agent	167	179	60	(ii)	60	(ii)
Australian Coal Processing Pty Ltd	Owned and operated a coal handling & processing plant for part of the 2007 year	—	—	60		60

		187	204

Each of the above associates is incorporated in Australia.

(i)     A controlled entity of White Mining Limited, White Mining (NSW) Pty Limited (WMNSW), holds 60% (2007: 60%) of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a vote by Directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2007: 33.33%).

(ii)    A controlled entity of White Mining Limited, White Mining (NSW) Pty Limited (WMNSW), holds 60% (2007: 60%) of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require unanimous resolution of the shareholders. Therefore major decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2007: 33.33%).

AII-113

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

b) Carrying amount of investments in associates
Balance at the beginning of the financial year		204	4,866	—	—
Return of share capital from associate		—	(3,949)	—	—
Share of associates’ net losses	13c	(17)	(713)	—	—

Carrying amount of investments in associates at the end of the financial year		187	204	—	—

c) Share of associates’ losses
Loss before income tax		(12)	(741)	—	—
Income tax (expense)/ benefit		(5)	28	—	—

Loss after income tax	13b	(17)	(713)	—	—

d) Summarised financial information of associates
Assets		70,842	9,135	—	—
Liabilities		(70,560)	(8,824)	—	—
Revenues		(329,156)	(119,025)	—	—
Losses		28	577	—	—

14	OTHER FINANCIAL ASSETS (NON-CURRENT)

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Controlled entities at cost	6	—	—	256,736	256,736
Less: Accumulated impairment losses		—	—	(15,343)	(15,343)

		—	—	241,393	241,393

AII-114

APPENDIX II	FINANCIAL INFORMATION OF FELIX

15	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Plant and equipment – at cost	115,262	36,110	946	583
Less: Accumulated depreciation	(21,823)	(11,768)	(468)	(258)

	93,439	24,342	478	325

Mine development – at cost	63,688	29,798	—	—
Less: Accumulated amortisation	(13,219)	(7,822)	—	—

	50,469	21,976	—	—

Freehold land and buildings – at cost	20,375	14,052	—	—
Less: Accumulated depreciation	(690)	(453)	—	—

	19,685	13,599	—	—

Plant and equipment under lease – at cost	41,210	34,677	31	—
Less: Accumulated amortisation	(17,387)	(10,416)	(4)	—

	23,823	24,261	27	—

Assets under construction – at cost	5,686	111,120	247	31

Land acquisition in progress	4,762	585	—	—

Total property, plant and equipment	197,864	195,883	752	356

AII-115

APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Assets pledged as security

Included in the balance of property, plant and equipment are assets over which charges listed in note 19 and note 20 have been granted as security.

The value of non-current assets pledged as security are:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Land & buildings	7,855	2,732	—	—
Mine development	50,469	21,976	—	—
Plant and equipment	93,439	24,342	478	325
Plant and equipment under lease	23,823	24,261	27	—
Assets under construction	5,657	111,120	247	31
Other financial assets	—	—	92	92

	181,243	184,431	844	448

AII-116

APPENDIX II	FINANCIAL INFORMATION OF FELIX

c)	Reconciliations Reconciliation of the carrying amounts of property, plant and equipment at the beginning and end of the year

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Plant and equipment
Carrying amount at beginning	24,342	35,279	325	319
Additions	246	91	46	—
Transfers	79,055	87	316	422
Disposals	(63)	(6,174)	—	(263)
Depreciation expense	(10,141)	(4,941)	(209)	(153)

	93,439	24,342	478	325

Mine development
Carrying amount at beginning	21,976	12,897	—	—
Additions	976	2,778	—	—
Transfers	32,813	10,155	—	—
Disposals	—	(1,783)	—	—
Depreciation expense	(5,296)	(2,071)	—	—

	50,469	21,976	—	—

Freehold land & buildings
Carrying amount at beginning	13,599	7,288	—	—
Additions	4,480	2,153	—	—
Transfers	3,359	5,189	—	—
Disposals	(1,385)	(956)	—	—
Depreciation expense	(368)	(75)	—	—

	19,685	13,599	—	—

Leased plant and equipment
Carrying amount at beginning	24,261	29,487	—	—
Additions	5,099	3,861	—	—
Transfers	1,704	(1)	31	—
Disposals	(163)	(2,719)	—	—
Amortisation expense	(7,078)	(6,367)	(4)	—

	23,823	24,261	27	—

Assets under construction
Carrying amount at beginning	111,120	41,427	31	37
Additions	11,069	84,005	720	416
Transfers	(116,503)	(11,413)	(504)	(422)
Disposals	—	(2,899)	—	—

	5,686	111,120	247	31

AII-117

APPENDIX II	FINANCIAL INFORMATION OF FELIX

As at 30 June 2007, assets under construction primarily represented the development costs for the Ashton underground project. These costs were transferred to their applicable class of property, plant and equipment during the year ended 30 June 2008.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Land acquisition in progress
Carrying amount at beginning	585	4,017	—	—
Additions	4,762	585	—	—
Transfers	(585)	(4,017)	—	—

	4,762	585	—	—

16	EXPLORATION AND EVALUATION ASSETS

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Exploration and evaluation assets-at cost	46,749	42,325	—	—
Provision for write-down to recoverable amount	(28,841)	(28,528)	—	—

	17,908	13,797	—	—

a)	Reconciliation

Reconciliation of the carrying amount of exploration and evaluation assets at the beginning and end of the year

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Exploration and evaluation – at cost
Carrying amount at beginning	13,797	10,259	—	—
Additions	5,932	4,927	—	—
Disposals	(1,507)	(1,139)	—	—
Amortisation expense	(314)	(250)	—	—

	17,908	13,797	—	—

AII-118

APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Areas of interest

Expenditure carried forward at 30 June 2008 relates to exploration expenditure by subsidiary companies in the following areas of interest. The ultimate recoupment of this expenditure is dependent on the successful development and commercial exploitation, or alternatively, the sale, at a minimum of book value, of these areas of interest.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Athena	348	126	—	—
Yarrabee	2,020	1,867	—	—
Ashton	1,352	1,543	—	—
Moolarben	13,919	10,179	—	—
Minerva	—	82	—	—
Harrybrandt	269	—	—	—

	17,908	13,797	—	—

17	INTANGIBLES

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Yarrabee mining tenement – at cost	4,845	4,845	—	—
Less: Accumulated amortisation	(2,734)	(2,131)	—	—
Minerva mining tenement – at cost	7,781	7,781	—	—
Less: Accumulated amortisation	(1,224)	(645)	—	—
Ashton mining tenement – at cost	54,297	54,297	—	—
Less: Accumulated amortisation	(7,973)	(4,490)	—	—
Moolarben mining tenement – at cost	131,199	162,547	—	—

	186,191	222,204	—	—

Rail access rights – at cost	9,241	9,241	—	—
Less: Accumulated amortisation	(1,214)	(593)	—	—

	8,027	8,648	—	—

Computer software – at cost	702	545	702	545
Less: Accumulated amortisation	(401)	(245)	(401)	(245)

	301	300	301	300

Total intangible assets	194,519	231,152	301	300

a)	Security

There is a First Registered Mortgage over mining tenements owned by the consolidated entity, with the exception of the Moolarben mining tenement.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Reconciliations

Reconciliations of the carrying amount of intangible assets at the beginning and end of the year

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Mining tenements – at cost
Carrying amount at beginning		222,204	225,406	—	—
Disposals	28c	(31,348)	—	—	—
Amortisation expense		(4,665)	(3,202)	—	—

		186,191	222,204	—	—

Rail access rights – at cost
Carrying amount at beginning		8,648	10,266	—	—
Additions		—	1,529	—	—
Disposals		—	(2,783)	—	—
Amortisation expense		(621)	(364)	—	—

		8,027	8,648	—	—

Computer software – at cost
Carrying amount at beginning		300	477	300	477
Additions		—	22	—	22
Transfers		157	—	157	—
Amortisation expense		(156)	(199)	(156)	(199)

		301	300	301	300

18	TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Unsecured
Trade creditors	44,959	31,249	890	786
Other creditors	6,222	2,203	32	108
Deferred Minerva Payment	250	—	250	—
Advances from controlled entities	—	—	56,403	—
Employee benefits	4,328	3,256	622	324

	55,759	36,708	58,197	1,218

AII-120

APPENDIX II	FINANCIAL INFORMATION OF FELIX

19	INTEREST-BEARING LIABILITIES (CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Secured
Bank loan	12,519	10,250	3,500	3,500
Finance leases	8,337	7,182	9	—

	20,856	17,432	3,509	3,500

20	INTEREST-BEARING LIABILITIES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Secured
Bank loan	55,106	65,375	8,625	12,125
Finance Leases	15,261	17,530	17	—

	70,367	82,905	8,642	12,125

a)	Terms & conditions relating to above financial instruments

i)	Finance leases have lease terms ranging up to 7 years with some having the option to purchase the asset at completion of the lease term for the assets’ market value or contracted value. The effective interest rates implicit in the leases range from 6.9% to 13.4%. Lease liabilities are secured by charges over the leased assets. Certain leases also contain restrictions requiring notification to the lessors of any further finance leases entered into.

ii)	At 30 June 2008 bank loans represent a number of facilities as detailed below.

Multi-option facility agreement-working capital facility

This is a revolving cash advance facility for working capital up to $27,400,000 and consists of a floating rate bill which at maturity can be rolled for 30,60,90,120 or 180 days. Interest on the bill is charged at BBSY for the appropriate tenor plus a margin of 1.30% (2007: 1.30%), currently 9.19% (2007: 7.79%). At 30 June 2008 the drawn down amount was $Nil (2007: $Nil).

Multi-option facility agreement-term debt facility

This is a loan for capital expenditure at the Minerva mine for $12,125,000 (2007: $15,625,000) and consists of a fixed rate bill in the amount of $10,702,000 (2007: $13,794,000) at a current interest rate of 6% (2007: 6%). The bill rolls quarterly with the rate fixed for the term of the loan. The facility also includes a floating rate bill of $1,423,000 (2007: $1,831,000) which at maturity can be rolled for 30, 60, 90, 120 or 180 days. Interest on the floating rate bill is charged at BBSY for the appropriate tenor plus a margin of 1.30% (2007: 1.30%), currently 9.19% (2007: 7.79%). The term debt facility matures on 30 June 2010 and principal is repayable each quarter in the amount of $875,000. At 30 June 2008, the current portion of the loan is $3,500,000 (2007: $3,500,000) and the non-current portion is $8,625,000 (2007: $12,125,000).

AII-121

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Ashton Underground-syndicated facility agreement

This facility is for the development of the Ashton underground project for $60,000,000 and consists of a floating rate bill which at maturity can be rolled for 30, 60 or 90 days. Interest on the floating rate bill is charged at BBSY for the appropriate tenor plus a margin of 0.80%, currently 8.69% (2007: 7.29%). The facility matures on 31 December 2011 and principal is repayable each quarter in varying amounts. The drawn down amounts were required to be held in a drawdown holding account (refer note 7) and prior to project completion, amounts released from the drawdown holding account totalling $60,000,000 attracted an additional interest margin of 0.95% per annum. After project completion, amounts released from the drawdown holding account attract an additional interest margin of 0.70% per annum. At 30 June 2008, the current portion of the loan is $9,019,000 (2007: $6,750,000) and the non-current portion is $46,481,000 (2007: $53,250,000).

b)	Security

The above loans and other banking facilities are secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scripliens exist over all the assets of certain entities in the consolidated entity. The terms of the charges preclude the assets being sold or being used as security for further mortgages or charges without permission of the other holders. Refer to note 15(b) and 17(a) for details.

c)	Financing facilities available

At the reporting date, the following financing facilities had been negotiated and were available:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Total Facilities
Working capital facility	27,400	27,400	27,400	27,400
Term debt facility	12,125	15,625	12,125	15,625
Underground syndicated facility	55,500	60,000	—	—
Indemnity/guarantee facility	27,000	27,000	27,000	27,000
Lease finance facility	23,599	24,712	26	—

	145,624	154,737	66,551	70,025

AII-122

APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Facilities used at reporting date
Working capital facility		—	—	—	—
Term debt facility		12,125	15,625	12,125	15,625
Underground syndicated facility		55,500	60,000	—	—
Indemnity/guarantee facility	35	14,705	18,311	12,892	16,499
Lease finance facility		23,599	24,712	26	—

		105,929	118,648	25,043	32,124

Facilities unused at reporting date
Working capital facility		27,400	27,400	27,400	27,400
Term debt facility		—	—	—	—
Underground syndicated facility		—	—	—	—
Indemnity/guarantee facility		12,295	8,689	14,108	10,501
Lease finance facility		—	—	—	—

		39,695	36,089	41,508	37,901

d)	Fair value

The carrying amounts and fair value of borrowings at balance date are:

	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
	2008	2008	2007	2007
	$000	$000	$000	$000
Consolidated
Bank loans – current	12,519	12,519	10,250	10,250
Finance leases – current	8,337	8,337	7,182	7,182
Bank loans – non-current	55,106	55,106	65,375	65,375
Finance leases – non-current	15,261	15,261	17,530	17,530

	91,223	91,223	100,337	100,337

The Company
Bank loans – current	3,500	3,500	3,500	3,500
Finance leases – current	9	9	—	—
Bank loans – non-current	8,625	8,625	12,125	12,125
Finance leases – non-current	17	17	—	—

	12,151	12,151	15,625	15,625

AII-123

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair value of non-current borrowings at a floating interest rate is the same as their carrying value. The fair value of non-current borrowings at a fixed interest rate does not differ to their carrying value by a material amount.

e)	Risk exposures

Details of the consolidated entity’s and the parent entity’s exposures to risks arising from borrowings are set out in note 37.

21	PROVISIONS (CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Rehabilitation	608	1,121	—	—

	608	1,121	—	—

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated during the next 12 months.

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Movements in current provision for rehabilitation
Carrying amount at beginning of financial year		1,121	1,967	—	—
Additional provision recognised		—	530	—	—
Amounts used		—	(41)	—	—
Transfers	23	(513)	(1,256)	—	—
Amounts derecognised on disposal of interest in joint ventures		—	(79)	—	—

Carrying amount at end of year		608	1,121	—	—

22	TRADE AND OTHER PAYABLES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Deferred Minerva payment	2,679	2,724	2,679	2,724
Unsecured loan – non-interest bearing	1,693	1,693	—	—

	4,372	4,417	2,679	2,724

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

a)	Fair value

The carrying amounts of non-current trade and other payables is assumed to approximate their fair value. The carrying value of the deferred Minerva payment is based on cash flows discounted using a rate of 7.5%. The unsecured loan is repayable at call.

23	PROVISIONS (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Rehabilitation	7,163	5,481	—	—

	7,163	5,481	—	—

Rehabilitation

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated after 12 months or at the end of the life of the mine.

Movements in non-current provision for rehabilitation

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Carrying amount at beginning of financial year		5,481	3,220	—	—
Additional provision recognised		1,169	1,148	—	—
Amounts derecognised on disposal of interest in joint ventures		—	(143)	—	—
Transfers	21	513	1,256	—	—

Carrying amount at the end of the year		7,163	5,481	—	—

24	ISSUED CAPITAL

a)	Share capital

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Issued and fully paid up ordinary shares, 196,325,038 (June 2007: 196,155,038)	444,833	444,378	444,833	444,378

	444,833	444,378	444,833	444,378

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Movements in shares on issue

		2008	2008	2007	2007
	Notes	Number of shares	$000	Number of shares	$000

ORDINARY SHARES
Beginning of the year		196,155,038	444,378	180,233,038	420,133
Options exercised during the year	24e	170,000	156	8,422,000	6,384
Transfer from options reserve on exercise of options	25b	—	299	—	2,336
Conversion of B class shares to fully paid ordinary shares on 16 November 2006 (i)	24c	—	—	7,500,000	15,525

End of the year		196,325,038	444,833	196,155,038	444,378

B CLASS SHARES
Beginning of the year		—	—	7,500,000	15,525
Conversion of B class shares to fully paid ordinary shares on 16 November 2006 (i)	24c	—	—	(7,500,000)	(15,525)

End of the year		—	—	—	—

(i)	On 15 April 2005, 82,000,000 ordinary shares, 7,500,000 A class shares and 7,500,000 B class shares were issued as consideration in the acquisition of 100% of White Mining Limited. The value placed on the ordinary shares was the market price at the date of acquisition of $2.30 per share. The value of the A class shares and the B class shares were $2.16 and $2.07 respectively, based on an independent valuation.

c)	Terms and conditions of issued capital

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle the holder to one vote either in person or by proxy, at a meeting of the Company.

B Class shares

Until the B class shares converted to fully paid ordinary shares on 16 November 2006 they had no entitlement to participate in dividends, no voting rights, and were only entitled to participate in the capital of the Company upon winding up to the extent of $0.01 per share. The B class shares converted to fully paid ordinary shares upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after 15 April 2005 exceeding the hurdle price of $3.50.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Capital risk management

Total capital comprises total equity as shown in the balance sheet (including minority interest) plus total interest bearing liabilities. The consolidated entity’s and the Company’s primary objectives when managing capital are to ensure the continued ability to provide a consistent return for equity stakeholders through a combination of capital growth and distributions and to maintain an optimal capital structure to reduce the cost of capital. In order to achieve these objectives, the consolidated entity seeks to maintain a debt to equity ratio (gearing ratio) that balances risks and returns at an acceptable level and also to maintain a sufficient funding base to enable the consolidated entity to meet its working capital and strategic investment needs. In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or alter the amount of debt.

The gearing ratio at the balance sheet date is shown below:

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Total borrowings	20d	91,223	100,337	12,151	15,625
Total equity		547,491	402,199	369,403	350,530

Total capital		638,714	502,536	381,554	366,155

Gearing ratio		14%	20%	3%	4%

The decrease in the gearing ratio during 2008 resulted from the repayment of borrowings. There have been no changes in the capital management objectives during the year, nor in the items considered to be capital.

All financial covenants specified under borrowing facilities have been complied with during the year.

AII-127

APPENDIX II	FINANCIAL INFORMATION OF FELIX

e)	Share-based payment arrangements

The following options over ordinary fully paid shares existed during 2008 for the Company and the consolidated entity.

Grant date	Expiry date	Exercise Price	Balance at the beginning of the year 1 July 2007	Granted during the year	Exercised during the year	Forfeited or expired during the year	Balance at the end of the financial year 30 June 2008	Exercisable at the end of the year 30 June 2008
			No.	No.	No.	No.	No.	No.

19 November 2001	7 December 2008 (i)	$5.20	30,000	—	(30,000)	—	—	—
13 December 2005	12 December 2009 (iv)	$0.001	200,000	—	(115,000)	(55,000)	30,000	—
11 December 2006	10 December 2010 (v)	$0.001	100,000	—	(25,000)	—	75,000	—

Total			330,000	—	(170,000)	(55,000)	105,000	—

Weighted average exercise price			$0.47		$0.92	$0.001	$0.001
Weighted average share price for options exercised during the year					$7.04
Weighted average remaining contractual life for options outstanding							2.17 years

AII-128

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The following options over ordinary fully paid shares existed during 2007 for the Company and the consolidated entity.

Grant date	Expiry date	Exercise Price	Balance at the beginning of the year 1 July 2006	Granted during the year	Exercised during the year	Forfeited or expired during the year	Balance at the end of the financial year 30 June 2007	Exercisable at the end of the year 30 June 2007
			No.	No.	No.	No.	No.	No.

19 November 2001	7 December 2008 (i)	$5.20	30,000	—	—	—	30,000	30,000
8 October 2003	8 October 2008 (ii)	$0.85	7,500,000	—	(7,500,000)	—	—	—
11 November 2004	30 June 2007 (iii)	$0.01	832,000	—	(832,000)	—	—	—
11 November 2004	30 June 2008 (iii)	$0.01	70,000	—	(70,000)	—	—	—
13 December 2005	12 December 2009 (iv)	$0.001	300,000	—	(20,000)	(80,000)	200,000	90,000
11 December 2006	10 December 2010 (v)	$0.001	—	100,000	—	—	100,000	—

Total			8,732,000	100,000	(8,422,000)	(80,000)	330,000	120,000

Weighted average exercise price			$0.75	$0.001 $	0.76	$0.001	$0.47	$1.30
Weighted average share price for options exercised during the year					$4.99
Weighted average remaining contractual life for options outstanding							2.20 years

(i)	Options exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of $5.20. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights.
(ii)	15,000,000 options were issued as part consideration in the purchase of Yarrabee Coal Company Pty Ltd. The options were exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of $0.85. The options carry no voting or dividend rights and are non-transferable.
(iii)	Grants of options during 2005 were approved by shareholders at the Annual General Meeting for 2004 held on 11 November 2004. The options were granted to certain Directors and other key management personnel. Options were granted for no cash consideration and are exercisable anytime from immediately upon the performance hurdle being met until the expiry date. Options carry no dividend or voting rights and are non-transferable.
(iv)

Options granted under the Felix Resources Operations General Managers Equity Participation Plan. 60,000 options vest immediately, 75,000 on 13 December 2006 and 2007, and 90,000 on 13 December 2008. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $1.73 at grant date was determined using a

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option. The model inputs for options granted during 2006 included:

(a)	grant date	13 December 2005
(b)	weighted average share price at grant date	$1.91
(c)	exercise price	$0.001
(d)	expected volatility	55%
(e)	expiry date	12 December 2009
(f)	expected dividends	2.50%
(g)	risk-free interest rate	5.18%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(v)	Options granted under the Felix Resources Operations General Managers Equity Participation Plan. 25,000 options vest on 11 December 2007, 35,000 on 11 December 2008, and 40,000 on 11 December 2009. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $4.00 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The model inputs for options granted during 2007 included:

(a)	grant date	11 December 2006
(b)	weighted average share price at grant date	$4.16
(c)	exercise price	$0.001
(d)	expected volatility	43%
(e)	expiry date	10 December 2010
(f)	expected dividends	1.00%
(g)	risk-free interest rate	5.86%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(vi)	Forfeited or expired share options were those granted under the Felix Resources Operations General Managers Equity Participation Plan which lapsed upon the resignation of a General Manager on 2 July 2007.

Total expenses arising from share-based payment transactions recognised during the year as part of employee benefits expense were as follows.

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Options granted	25b	135	593	135	593

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25	RESERVES & RETAINED EARNINGS

a)	Composition of reserves

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Options reserve	235	399	235	399
Capital profits	4,285	4,285	4,285	4,285
Foreign currency translation	424	424	—	—
Hedging reserve	(24,224)	1,573	—	1,422

	(19,280)	6,681	4,520	6,106

b)	Movements in reserves

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Options reserve
Balance at beginning of year		399	2,142	399	2,142
Non-cash share-based payments expense	24e	135	593	135	593
Options exercised, transfer to share capital	24b	(299)	(2,336)	(299)	(2,336)

Balance at end of year		235	399	235	399

Capital profits
Balance at beginning of year		4,285	4,285	4,285	4,285

Balance at end of year		4,285	4,285	4,285	4,285

Foreign currency translation
Balance at beginning of year		424	424	—	—

Balance at end of year		424	424	—	—

Hedging reserve
Balance at beginning of year		1,573	3,961	1,422	3,961
(Losses)/gains recognised		(12,370)	2,656	(1,065)	2,440
Transferred to profit		(24,482)	(6,067)	(967)	(6,067)
Current tax		290	617	290	617
Deferred tax		10,765	406	320	471

Balance at end of year		(24,224)	1,573	—	1,422

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

c)	Nature and purpose of reserves

Options reserve

The options reserve is used to recognise the fair value at grant date of options issued but not exercised. The options comprising this reserve at 30 June 2008 are those issued under the Felix Resources Operations General Managers Equity Participation Plan.

Capital profits

The capital profits reserve was used to record non-trading capital profits. The reserve has not changed in a number of years.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(w). The reserve is recognised in profit and loss when the net investments are disposed of.

Hedging reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge which are recognised directly in equity, as described in note 1(x). Amounts are recognised in the income statement or as part of property, plant and equipment when the associated hedge transaction occurs.

d)	Retained earnings/(accumulated losses)

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Balance at beginning of the year	(52,189)	(91,936)	(99,954)	(115,746)
Profit attributable to members of Felix Resources Limited	188,261	46,957	37,666	23,002
Dividends paid	(17,662)	(7,210)	(17,662)	(7,210)

Balance at the end of the year	118,410	(52,189)	(79,950)	(99,954)

26	MINORITY INTEREST

Interest in:

	CONSOLIDATED
	2008	2007
	$000	$000

Issued capital	961	961
Accumulated losses	(560)	(759)
Reserves	3,127	3,127

	3,528	3,329

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

27	EARNINGS PER SHARE

a)	Reconciliation of earnings used in calculating earnings per share

	CONSOLIDATED
	2008	2007
	$000	$000

Profit after income tax	188,460	47,159
Profit attributable to minority interest	(199)	(202)

Profit attributable to the ordinary equity holders of Felix Resources Limited used in calculating basic and diluted earnings per share	188,261	46,957

b)	Weighted average number of shares used in calculating earnings per share

	2008	2007
	No. of shares	No. of shares

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	196,261,627	186,380,197
Adjustments for calculation of diluted earnings per share:
Options	158,285	203,905

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	196,419,912	186,584,102

c)	The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares used in the calculation of diluted earnings per share

	2008	2007
	No. of shares	No. of shares

Options	—	30,000

	—	30,000

d)	Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted earnings per share

	2008	2007
	No. of shares	No. of shares

Options converted	52,090	16,040

For terms and conditions relating to the above potential ordinary shares, refer to note 24.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

28	CASH FLOW STATEMENTS

a)	Reconciliation of the profit after income tax to the net cash flows from continuing operations

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Profit after income tax	188,460	47,159	37,666	23,002
Dividends received	—	—	—	(7,210)
Depreciation of non-current assets	15,805	7,087	209	153
Amortisation of leased assets	7,078	6,367	4	—
Amortisation of mining tenements	4,665	3,202	—	—
Amortisation of exploration	314	250	—	—
Amortisation of other intangible assets	777	563	156	199
Amortisation of Minerva deferred purchase consideration	204	378	204	378
Net loss/(gain) on disposal of property, plant and equipment	14	(13)	—	(21)
Net gain on disposal of available-for-sale financial assets	—	(1,136)	—	—
Net gain on disposal of 20% of Moolarben Joint Venture	(123,657)	(17,956)	—	—
Net loss/(gain) on disposal of 28.7% of Minerva & Athena Joint Ventures	34	(28,208)	—	79
Non-cash foreign currency gains transferred to profit for the year	(967)	(2,056)	(967)	(2,056)
Share-based payments expense	135	593	135	593
Share of net losses of associates accounted for using the equity method	17	713	—	—
Provision for write-down advances to controlled entities	—	—	101	(1,843)
Changes in assets and liabilities, net of effects from disposal of interests in joint ventures and projects (refer note 2c)
(Increase)/decrease in trade & other receivables	(61,602)	22,203	(71,071)	(2,212)
(Increase)/decrease in prepayments	(1,603)	(820)	49	12
Increase in overburden in advance	(7,521)	(15,044)	—	—
Increase in inventory	(8,951)	(3,755)	—	—
Decrease in development assets	—	1,075	—	—
Decrease/(increase) in deferred tax assets	48,243	(20,605)	9,484	(11,878)
Increase/(decrease) in trade and other creditors	14,271	(4,920)	28	(905)
Increase/(decrease) in employee benefits	1,072	1,467	298	(10)
Increase in rehabilitation provision	—	1,637	—	—
Increase in tax provision	19,262	674	19,225	617
(Decrease)/increase in deferred tax liability	(1,846)	22,530	328	(254)

Net cash inflow/(outflow) from operating activities	94,204	21,385	(4,151)	(1,356)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Reconciliation of cash

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Cash balance comprises:
Cash at bank and on hand	5,844	11,495	1,134	4,777
Short-term deposits	231,249	5,965	108,342	5,501

Closing cash balance	237,093	17,460	109,476	10,278

c)	Disposal of 20% interest in Moolarben Joint Venture

Effective 30 June 2007 the consolidated entity disposed of 10% of its interest in the Moolarben Coal Project. This transaction decreased Felix’s interest in the coal project from 100% to 90% and resulted in the formation of the Moolarben Joint Venture. As the sale was subject to various conditions, only the first tranche of the sale proceeds were recognised during the year ended 30 June 2007. The balance of the sale proceeds were recognised during the year ended 30 June 2008. Effective 29 February 2008 the consolidated entity disposed of 10% of its interest in the Moolarben Joint Venture. This transaction decreased Felix’s interest in the joint venture from 90% to 80%. The disposal details are:

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Consideration:
Cash received		157,863	—	—	—
Cash receivable	8	—	20,000	—	—

		157,863	20,000	—	—

Net assets of the Moolarben Joint Venture disposed: Exploration & evaluation assets		1,473	1,139	—	—
Freehold land & buildings		1,385	905	—	—
Mining tenements	17b	31,348	—	—	—

Carrying amount of assets disposed		34,206	2,044	—	—

Gain on disposal before tax	2c	123,657	17,956	—	—

At 30 June 2007, $20,000,000 is shown as a receivable from Sojitz Moolarben Resources Pty Ltd.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Disposal of 28.7% interest in Minerva & Athena Joint Ventures

Effective 1 July 2006 the consolidated entity disposed of 21.4% of its interest in the Minerva and Athena Joint Ventures. This transaction decreased Felix’s interest in the joint ventures from 70% to 55%. Effective 1 October 2006 the consolidated entity disposed of 7.3% of its interest in the Minerva and Athena Joint Ventures. This transaction decreased Felix’s interest in the joint ventures from 55% to 51%. The disposal details are:

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Notes	$000	$000	$000	$000

Consideration:
Cash received		—	42,100	—	1,267

		—	42,100	—	1,267

Net assets of the Minerva & Athena Joint Ventures disposed:
Cash and cash equivalents		—	579	—	—
Trade and other receivables		—	277	—	—
Inventory		—	722	—	—
Other current assets		—	3,777	—	—
Non-current other financial assets		—	1,346	—	1,346
Exploration and evaluation assets		34	—	—	—
Property, plant and equipment		—	13,024	—	—
Intangible assets		—	2,784	—	—
Trade and other payables		—	(2,906)	—	—
Interest bearing liabilities		—	(5,489)	—	—
Provisions		—	(222)	—	—

Carrying amount of net assets disposed		34	13,892	—	1,346

Gain on disposal before tax	2c	(34)	28,208	—	(79)

Net cash effect:
Cash included in the net assets disposed		—	(579)	—	—
Cash consideration		—	42,100	—	1,267

Cash inflow		—	41,521	—	1,267

e)	Non-cash financing and investing activities

Finance lease transactions

During the year the consolidated entity acquired plant and equipment with an aggregate fair value of $6,803,000 (2007:$3,860,000) by means of finance leases. These acquisitions are not included in the Cash Flow Statements.

Other non-cash financing transactions

During 2007, the consolidated entity also acquired rail access rights with a fair value of $869,000 by means of an access facilitation loan with Queensland Rail. These acquisitions are not included in the Cash Flow Statements.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

29	JOINT VENTURES

Interest in Joint Venture Operations

A controlled entity, Yarrabee Coal Company Pty Ltd, has a 50% interest in the output of Boonal Joint Venture whose principal activity is the provision of a coal haul road and train load out facilities.

A controlled entity, Proserpina Coal Pty Ltd, has a 51% interest in the output of the Minerva Joint Venture whose principal activity is the development and operation of an open-cut coal mine.

A controlled entity, Athena Coal Pty Ltd, has a 51% interest in the Athena Joint Venture whose principal activity is coal exploration.

A controlled entity, White Mining (NSW) Pty Limited, has a 60% interest in the output of the Ashton Joint Venture whose principal activity is the development and operation of open-cut and underground coal mines.

A controlled entity, Moolarben Coal Mines Pty Limited, has an 80% (2007: 90%) interest in the output of the Moolarben Coal Joint Venture whose principal activity will be the development and operation of open-cut and underground coal mines.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The consolidated entity’s interest in the assets, liabilities, revenue and expenses of the joint ventures are included in the consolidated financial statements, in accordance with accounting policy 1(k) under the following classifications:

	CONSOLIDATED
	2008	2007
	$000	$000

Current assets
Cash and cash equivalents	3,467	867
Trade and other receivables	2,304	3,576
Inventories	16,084	10,384
Other	24,871	20,918

Total current assets	46,726	35,745

Non-current assets
Trade and other receivables	8,163	5,371
Property, plant and equipment	170,284	175,451
Exploration and evaluation assets	16,381	12,588
Intangible assets	192,107	220,377

Total non-current assets	386,935	413,787

Share of assets employed in joint venture operations	433,661	449,532

Current liabilities
Trade and other payables	32,448	23,335
Interest bearing liabilities	7,511	6,863
Provisions	608	345

Total current liabilities	40,567	30,543

Non-current liabilities
Interest bearing liabilities	10,142	16,286
Provisions	5,074	389

Total non-current liabilities	15,216	16,675

Share of liabilities incurred in joint venture operations	55,783	47,218

Share of joint venture operations’ revenue, expenses and results:
Revenues	481	506
Expenses	(207,428)	(132,870)

Loss before income tax	(206,947)	(132,364)

For capital expenditure commitments relating to joint venture operations refer to note 30. For contingent liabilities relating to joint venture operations refer to note 35.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

30	EXPENDITURE COMMITMENTS

a)	Capital expenditure commitments

Estimated capital expenditure contracted for at reporting date, but not provided for:

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$000	$000	$000	$000

i)	Plant and Equipment
	not later than one year share of joint ventures	6,850	756	—	—
	other	4,989	67	—	—

ii)	Underground development
	not later than one year share of joint ventures	—	421	—	—

iii)	Mine Development
	not later than one year share of joint ventures	—	1,006	—	—

iv)	Freehold land and buildings
	not later than one year share of joint ventures	56	—	—	—

v)	Exploration expenditure
	not later than one year share of joint ventures	1,034	—	—	—

Total capital expenditure commitments		12,929	2,250	—	—

b)	Lease expenditure commitments

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$000	$000	$000	$000

i)	Operating leases (non-cancellable)
	Minimum lease payments not later than one year	1,695	1,352	393	92
	later than one year and not later than five years	1,356	2,027	615	—

Aggregate lease expenditure contracted for at balance date		3,051	3,379	1,008	92

Operating leases have remaining lease terms ranging from 8 months to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment. The consolidated entity does not have the option to purchase the leased assets at the expiry of the lease period.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

ii)	Finance leases

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000
Consolidated
not later than one year	10,145	9,261	10	—
later than one year and not later than five years	15,128	19,470	18	—
later than five years	2,132	—	—	—

Total minimum lease payments	27,405	28,731	28	—
Less future finance charges	(3,807)	(4,019)	(2)	—

Recognised as a liability	23,598	24,712	26	—

Finance leases are included in the financial statements as:
current lease liability	8,337	7,182	9	—
non-current lease liability	15,261	17,530	17	—

	23,598	24,712	26	—

Finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

31	KEY MANAGEMENT PERSONNEL

a)	Directors

The following persons were Directors of Felix Resources Limited during the year ended 30 June 2008.

Name	Position

Travers Duncan	Chairman (non-executive) (appointed 2 April 2007)
Director (non-executive) (appointed 15 April 2005)

Brian Flannery	Managing Director (appointed 21 March 2006)
Director (executive) (appointed 15 April 2005)

John Kinghorn	Director (non-executive) (appointed 1 September 2005)

Vincent O’Rourke	Director (non-executive) (appointed 2 August 2007) Hans

Mende	Director (non-executive) (appointed 29 October 2007)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the year ended 30 June 2008.

Name	Position	Employer

Michael Chapman	Chief Operating Officer	Felix Resources Limited
(appointed 1 July 2007)

David Knappick	Chief Financial Officer and Company Secretary	Felix Resources Limited
(resigned 31 January 2008)

Craig Smith	Chief Financial Officer and Company Secretary	Felix Resources Limited
(appointed 1 February 2008)

Joseph Butta	General Manager Marketing	Felix Resources Limited
(resigned 31 January 2008)

Goran Stamenkovic	General Manager Marketing	Felix Resources Limited
(appointed 1 February 2008)

c)	Key management personnel compensation

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Short-term employee benefits	2,009,839	1,613,223	2,009,839	1,613,223
Post-employment benefits	148,625	107,500	148,625	107,500
Share-based payment	—	183,801	—	183,801

	2,158,464	1,904,524	2,158,464	1,904,524

Further details regarding the compensation of key management personnel, including Directors, can be found in the Remuneration Report within the Directors Report.

d)	Option holdings

There were no options over ordinary shares in the Company held during the year ended 30 June 2008 by directors of the Company and other key management personnel of the consolidated entity, including their related parties. Options held during the year ended 30 June 2007 are set out below.

2007	Balance at beginning of year 1 July 2006	Granted as remuneration	Options exercised	Net change other	Balance at end of year 30 June 2007	Total	Vested at 30 June 2007 Not exercisable	Exercisable

Directors
Ian McCauley (1)	3,750,000	—	(3,750,000)	—	—	—	—	—
John Rawlins (1)	3,750,000	—	(3,750,000)	—	—	—	—	—
Anthony McLellan	70,000	—	(70,000)	—	—	—	—	—

Other key management personnel
Mark McCauley	312,000	—	(312,000)	—	—	—	—	—

Total	7,882,000	—	(7,882,000)	—	—	—	—	—

(1)	Resigned 21 March 2007. Options were under contract on that date and were exercised on 14 May 2007 following FIRB approval.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

e)	Shareholdings

The numbers of shares in the Company held during the year by Directors of the Company and other key management personnel of the consolidated entity, including their related parties, are set out below.

2008	Balance at beginning of year 1 July 2007	Granted as remuneration	Options exercised	Consolidation of shares	Net change other	Balance at end of year 30 June 2008	Held nominally 30 June 2008

Directors
Hans Mende (6)	37,601,724	—	—	—	—	37,601,724	—
Travers Duncan	29,948,706	—	—	—	—	29,948,706	—
Brian Flannery	29,450,000	—	—	—	—	29,450,000	—

Other key management personnel
David Knappick (2)	14,550,000	—	—	—	(14,550,000)	—	—
Joseph Butta (2)	9,700,000	—	—	—	(9,700,000)	—	—

Total	121,250,430	—	—	—	(24,250,000)	97,000,430	—

2007	Balance at beginning of year 1 July 2006	Granted as remuneration	Options exercised	Consolidation of shares	Net change other	Balance at end of year 30 June 2007	Held nominally 30 June 2007

Directors
Travers Duncan (3)	27,698,706	—	—		2,250,000	29,948,706	—
Brian Flannery (3)	27,200,000	—	—		2,250,000	29,450,000	—
Ian McCauley (1)	15,193,050	—	3,750,000		(18,943,050)	—	—
John Rawlins (1)	15,082,586	—	3,750,000		(18,832,586)	—	—
Anthony McLellan (5)	—	—	70,000		(70,000)	—	—

Other key management personnel
Mark McCauley (4)	168,000	—	312,000		(480,000)	—	—
David Knappick (3)	13,425,000	—	—		1,125,000	14,550,000	—
Joseph Butta (3)	8,950,000	—	—		750,000	9,700,000	—

Total	107,717,342	—	7,882,000		(31,950,636)	83,648,706	—

(1)	Shareholdings at resignation date 21 March 2007. Options and shareholdings were under contract on that date and were exercised on 14 May 2007 following FIRB approval.
(2)	Shareholdings at resignation date 31 January 2008.
(3)	Net change other relates to the conversion on B class shares to ordinary shares.
(4)	Net change other relates to shareholding at date of resignation 28 February 2007.
(5)	Net change other relates to shareholding at date of resignation 25 June 2007.
(6)	Mr Mende became a key management person upon his appointment as a director on 29 October 2007. Mr Mende has a partial interest in these shares through a director related entity.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Aggregate proceeds received from Directors and other key management personnel on the exercise of options and recognised as issued capital	—	6,384,020	—	6,384,020
Fair value of shares issued to Directors and other key management personnel on the exercise of options as at their issue date	—	42,010,760	—	42,010,760

32	AUDITORS’ REMUNERATION

Amounts paid or payable to BDO Kendalls for:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

an audit or review of the financial report of any entity in the consolidated entity	329,254	352,939	275,000	239,500
non-audit services in relation to any entity in the consolidated entity
tax consulting	—	50,211	—	50,211
tax compliance	93,310	145,438	55,165	145,438
Amounts paid or payable to a related practice of BDO Kendalls for:
an audit or review of the financial report of any entity in the consolidated entity	10,121	—	10,121	—
non-audit services in relation to any entity in the consolidated entity tax compliance	9,902	—	9,902	—

	442,587	548,588	350,188	435,149

33	RELATED PARTY TRANSACTIONS, EXCLUDING DIRECTORS & OTHER KEY MANAGEMENT PERSONNEL

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

a)	Parent entity and subsidiaries

The ultimate parent entity in the consolidated entity is Felix Resources Limited.

The consolidated entity consists of Felix Resources Limited and its controlled entities, the ownership interests of which are set out in note 6.

Transactions between Felix Resources Limited and other entities in the consolidated entity during the years ended 30 June 2008 and 2007 consisted of:

i)	loans advanced by Felix Resources Limited;

ii)	loans repaid to Felix Resources Limited;

iii)	the payment of interest on the above loans;

iv)	the payment of dividends to Felix Resources Limited;

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

v)	the provision of administration, accounting, management, marketing and hire services by Felix Resources Limited and other entities in the consolidated entity; and

vi)	transactions between Felix Resources Limited and its Australian controlled entities under the tax sharing agreement described in note 4.

b)	Associates and joint ventures

Associated entities are set out in note 13 and joint ventures in which the consolidated entity is a venturer are set out in note 29. Transactions with associates and joint ventures during the years ended 30 June 2008 and 2007 consisted of:

i)	loans advanced by Felix Resources Limited, subsidiaries or joint ventures to associated entities;

ii)	loans repaid to Felix Resources Limited, subsidiaries or joint ventures from associated entities;

iii)	sales of coal by a subsidiary to an associated entity under terms and conditions specified in the Ashton Coal Joint Venture Agreement;

iv)	the provision of administration, accounting, marketing, management and hire services by Felix Resources Limited or subsidiaries to associated entities and joint ventures;

v)	sale of excavator by Felix Resources Limited to a joint venture; and

vi)	purchase of coal by a joint venture from a subsidiary.

c)	Transactions with related parties

The following transactions occurred with related parties.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Sales of goods and services
Sales of coal to associated entities	195,020,990	70,525,723	—	—
Sales of management and marketing services to controlled entities	—	—	1,152,000	1,152,000
Sales of marketing services to associated entities	240,000	220,800	600,000	552,000
Sales of management and marketing services to joint ventures	3,957,741	1,616,484	969,600	1,533,600
Sale of excavator to joint venture	—	100,000	—	250,000

Purchase of goods and services
Purchase of coal by Minerva Joint Venture from Yarrabee Coal Company Pty Ltd	10,523,566	2,690,899	—	—

Dividend Revenue
Dividends received from subsidiaries	—	—	—	7,210,000

Doubtful debt expense
Write-down of receivables from subsidiary	—	—	101,507	3,824
Reversal of write-down of receivables from subsidiary	—	—	(656)	(1,846,662)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Outstanding balances arising from transactions with related parties

Balances outstanding at the reporting date to related parties are unsecured and subordinate to other liabilities. Balances outstanding at the reporting date from related parties are also unsecured, non-interest bearing and repayable on demand.

The following balances are outstanding at the reporting date in relation to transactions with related parties.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured non-interest bearing loan	—	—	3,228,831	3,228,831
Advance to Minerva Coal Pty Ltd	—	—	244,972	82,225
Advances to 100% owned subsidiaries	—	—	—	65,480,914
Trade Debtors
Receivable from Ashton Coal Mines Limited	41,221,432	549,540	8,604	—
Receivable from controlled entities
Receivables from 100% owned subsidiaries under tax sharing agreement	—	—	81,788,998	10,503,925

Non-current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured, non- interest bearing loan	—	—	748,285	748,285
Receivable from SASE Pty Ltd being an unsecured, non-interest bearing loan	—	—	31,271,655	31,272,311
Less: Accumulated impairment losses	—	—	(31,271,655)	(31,272,311)
Receivable from 100% owned subsidiaries	—	—	50,625,507	50,524,000
Less: Accumulated impairment losses	—	—	(30,625,507)	(30,524,000)
Advances to associated entities
Receivable from Ashton Coal Mines Limited being an unsecured, non-interest bearing loan	8,171,131	5,378,938	—	—

Current Payables
Advances from 100% owned subsidiaries	—	—	56,403,000	—
Trade Creditors
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Australian Coal Processing Pty Ltd	—	58,608	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

34	TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Transactions with Directors of the Company and other key management personnel, including their related parties, are on commercial terms and conditions no more favourable than those available to other parties under similar circumstances unless otherwise stated.

a)	Transactions

Profit after tax includes the following items of expenses that resulted from transactions with Directors of the Company and other key management personnel, including their related parties.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Payment to Aedion Pty Ltd from Yarrabee Coal Company Pty Ltd for accommodation. Mr. J. Rawlins is a Director of Aedion Pty Ltd	—	7,800	—	—
Payments to Rawmac Pastoral Pty Ltd for access licence fees. Rawmac Pastoral Pty Ltd is controlled by Mr. I. McCauley and Mr. J. Rawlins	—	6,000	—	—
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty
Limited as operator of the Ashton Joint Venture for mining contracting and equipment hire. Mr. T. Duncan, Mr. B. Flannery, Mr. D. Knappick and Mr. J. Butta are the majority shareholders in Coalroc Contractors Pty Ltd	2,818,008	1,135,004	—	—
Payments to Coalroc Contractors Pty Ltd by Australian Coal Processing Pty Ltd for trade services	—	1,264	—	—
Payments to Coalroc Contractors Pty Ltd by UCC Energy Pty Limited for trade services	1,040	1,040	—	—
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited as operator of the Ashton Joint Venture for interest on finance leases. Refer note 3(a)	493,594	158,759	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for trade services. Coalroc Contractors Pty Ltd owned 50% of the share capital of Yunaga Mine Services Pty Ltd up until 15 September 2007. Coalroc Contractors Pty Ltd reduced its shareholding to nil on this date	1,073	697,347	—	—
Payment to Yunaga Mine Services Pty Ltd by Australian Coal Processing Pty Ltd for trade services	—	1,168	—	—
Payment to Yunaga Mine Services Pty Ltd by Ashton Coal Mines Limited for trade services	—	18,210	—	—

Total recognised as expenses	3,313,715	2,026,592	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Assets and liabilities include the following items that resulted from transactions with Directors of the Company and other key management personnel, including their related parties.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Non-current property plant and equipment
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as the operator of the Ashton Joint Venture for mining contracting and equipment hire	58,907	1,811,478	—	—
Finance lease charges capitalised – note 3(a)	—	619,609	—	—
Fair value of leased plant and equipment acquired from Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	—	2,061,299	—	—
Fair value of land and buildings acquired from Aedion Pty Ltd by Yarrabee Coal Company Pty Ltd	—	412,845	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting	2,864	50,127	—	—

Total recognised as assets	61,771	4,955,358	—	—

Interest bearing liabilities
Current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	1,978,018	3,105,641	—	—

Non-current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	141,897	2,179,509	—	—

Total recognised as liabilities	2,119,915	5,285,150	—	—

Finance lease agreements with Coalroc Contractors Pty Ltd relate to mining equipment and have lease terms ranging up to 1 year and 3 months with the option to purchase the assets at completion of the lease term for the contracted value. The effective discount rate implicit in the leases range from 12%-13.4%.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Lease liabilities are secured by the leased assets. The equipment was used in the development of the Ashton underground mine and therefore the finance charges paid as part of the minimum lease payments are capitalised as assets under construction within property, plant and equipment as noted in note 3(a). The finance charges stopped being capitalised once the Ashton underground mine began production in April 2007.

b)	Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with Directors of the Company and other key management personnel, including their related parties

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007

Current payables
Trade Creditors
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Coalroc Contractors Pty Ltd	361,466	245,196	—	—
Payable by Yarrabee Coal Company Pty Ltd to Rawmac Pastoral Pty Ltd	—	3,300	—	—

Total recognised as liabilities	361,466	248,496	—	—

c)	Loans to Directors and other key management personnel

Loan to Mr John Rawlins being a secured interest bearing loan, interest payable twice yearly at the ANZ Bank corporate rate for overdrafts exceeding $1 million.

	CONSOLIDATED 2008		CONSOLIDATED 2007
	Aggregate for key management personnel	Individuals with loans above $100,000 during the year	Aggregate for key management personnel	Individuals with loans above $100,000 during the year
	$	$	$	$

Balance at the start of the year	—	—	1,705,045	1,705,045
Interest payable for the year	—	—	172,210	172,210
Interest paid	—	—	(172,210)	(172,210)

Balance at the end of the year	—	—	1,705,045	1,705,045

Highest indebtedness during the year	—	—	1,705,045	1,705,045

Number of persons in the Group aggregate at the end of the year	—	—	1	1

Mr Rawlins ceased being a Director during the 2007 financial year.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Shares

Shares issued to related parties of Directors and other key management personnel are detailed in note 31.

35	CONTINGENT LIABILITIES AND CONTINGENT ASSETS

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
	Note	$000	$000	$000	$000

Guarantees
a) Parent entity and consolidated entity
Guarantees secured over deposits		149	143	72	65
Performance guarantees provided to external parties		7,403	12,308	7,095	12,000
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute		2,130	2,123	2,130	2,123

b) Joint ventures
Guarantees secured over deposits		75	73	—	—
Performance guarantees provided to external parties		69	69	—	—
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute		4,879	3,595	3,595	2,311

	20c	14,705	18,311	12,892	16,499

36	SEGMENT REPORTING

For the years ended 30 June 2008 and 2007, the consolidated entity operated predominately in one business and one geographic segment. The consolidated entity operated predominantly in Australia. The industry in which the consolidated entity operated was the exploration for and extraction of coal resources.

37	FINANCIAL RISK MANAGEMENT

The consolidated entity undertakes transactions in a range of financial instruments including:

i)	cash and cash equivalents, including deposits;

ii)	trade & other receivables;

iii)	payables;

iv)	interest bearing liabilities, including bank loans and finance leases; and

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

v)	derivatives.

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Board of Directors has overall responsibility for determining risk management objectives and policies and risk management is carried out by a central treasury department. The Board provides written principles for overall risk management, as well as policies covering specific areas such as, investment of excess liquidity, and the use of derivative financial instruments to mitigate foreign exchange risk, price risk, and interest rate risk. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivatives are used exclusively for hedging purposes i.e. not as trading or other speculative instruments. Derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from business activities.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible and reduce volatility on financial performance without unduly affecting competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates (currency risk), coal prices (price risk) or interest rates (interest rate risk).

i)	Currency risk

The consolidated entity operates entirely in Australia and its costs are primarily denominated in its functional currency, the Australian dollar. Export coal sales are denominated in US dollars. A strengthening of the Australian dollar against the US dollar has an adverse impact on earnings and cash flow.

Foreign exchange risks that arise from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. The consolidated entity hedges a proportion of these transactions (such as contracted US dollar sales and asset purchases settled in foreign currencies) in each currency in accordance with the Board’s risk management policy.

The consolidated entity’s exposure to foreign currency risk at the reporting date was as listed below.

	2008	2008	2008	2007	2007	2007
	USD	EUR	YEN	USD	EUR	YEN
	$000	€000	¥000	$000	€000	¥000

Trade receivables	54,976	—	—	1,495	—	—
Trade payables	(1,155)	—	—	(7)	—	—
Forward foreign exchange contracts – sell foreign currency (cash flow hedges)	(62,766)	—	—	(26,489)	—	—
Forward foreign exchange contracts – buy foreign currency (cash flow hedges)	—	2,428	268,073	—	—	—

Net exposure	(8,945)	2,428	268,073	(25,001)	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The Company’s exposure to foreign currency risk at the reporting date was as listed below.

	2008	2008	2008	2007	2007	2007
	USD	EUR	YEN	USD	EUR	YEN
	$000	€000	¥000	$000	€000	¥000

Forward foreign exchange contracts – sell foreign currency (cash flow hedges)	—	—	—	(26,489)	—	—

Net exposure	—	—	—	(26,489)	—	—

Consolidated entity sensitivity analysis

Based on the financial instruments held at 30 June 2008, and a year-end spot rate of $0.9626, had the Australian dollar weakened/strengthened by 5% against the US dollar with all other variables held constant, the consolidated entity’s post-tax profit for the year would have been $3,006,000 higher/$2,720,000 lower (2007: $82,000 higher/$74,000 lower), mainly as a result of foreign exchange gains/losses on translation of US denominated financial instruments as detailed in the table above. Profit is more sensitive to movements in the Australian dollar/ US dollar exchange rates in 2008 than 2007 because of the increased amount of US dollar denominated receivables. Equity (Hedging reserve) would have been $2,339,000 lower/$2,195,000 higher (2007: $1,150,000 lower/$1,040,000 higher) had the Australian dollar weakened/strengthened by 5% against the US dollar, arising mainly from forward foreign exchange contracts designated as cash flow hedges. Equity is more sensitive to movements in the Australian dollar/US dollar exchange rates in 2008 than 2007 because of the increased amount of forward foreign exchange contracts. The consolidated entity’s exposure to other foreign exchange movements is not material.

The Company sensitivity analysis

The Company’s equity (Hedging reserve) would have been $Nil lower/$Nil higher (2007: $1,150,000 lower/$1,040,000 higher) had the Australian dollar weakened/strengthened by 5% against the US dollar, arising mainly from forward foreign exchange contracts designated as cash flow hedges. The Company’s post-tax profit would not have been affected had the Australian dollar weakened/strengthened by 5% against the US dollar.

ii)	Price risk

The consolidated entity is exposed to price risk on the coal it produces and sells on the world market in US dollars. The majority of coal sales are made to major customers with the prices negotiated annually. The remainder of coal sales are sold at the spot market price, or sold under long term fixed prices.

Price risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward coal price derivatives. The consolidated entity hedges a proportion of these transactions (such as contracted US dollar sales) in accordance with the Board’s risk management policy. These cash flow hedges balance the exposure to changes in the market price of coal by fixing the price. The Board’s policy assumes that at the time when coal sales contracts are entered in to that the contracted price will approximate to the current price of the market index that the coal swap contracts are linked to. The Board’s policy requires that an offsetting coal swap contract is entered in to at the same time that the coal sales contract price is agreed to.

The consolidated entity’s exposure to price risk at the reporting date is detailed in note 9.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Consolidated entity sensitivity analysis

Based on the financial instruments held at 30 June 2008, and the counterparty’s market valuation of US$172.90 per tonne, had the coal price weakened/strengthened by 10% with all other variables held constant, the consolidated entity’s equity would have been $12,929,000 higher/$12,929,000 lower (2007: $Nil higher/$Nil lower), arising from coal swap contracts designated as cash flow hedges. The impact on post-tax profit for the year had the coal price weakened/strengthened by 10% with all other variables held constant would have been $Nil higher/$Nil lower (2007: $Nil higher/$Nil lower).

The Company sensitivity analysis

The Company’s post-tax profit for the year and equity is unaffected by coal price risk.

iii)	Cash flow and fair value interest rate risk

The consolidated entity and the Company are subject to interest rate risk that arises from long-term borrowings. Borrowings issued at variable rates expose the consolidated entity and the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the consolidated entity and the Company to fair value interest rate risk. The consolidated entity and the Company invest surplus cash in interest bearing deposits with banks and financial institutions. Investments at variable rates expose the consolidated entity and the Company to cash flow interest rate risk. Investments at fixed rates expose the consolidated entity and the Company to fair value interest rate risk.

Interest rate risk that arises from borrowings and investments is managed generally by borrowing and investing at floating interest rates. The consolidated entity hedges a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts when required under borrowing agreements.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The consolidated entity’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities at the reporting date are set out below.

2008		Floating Balance	Fixed Balance	Weighted average effective floating interest rate	Weighted average effective fixed interest rate
		$000	$000%		%

(i)	Financial assets
	Current
	Cash and cash equivalents	63,334	173,751	6.67	8.15
	Secured Director loan-interest bearing	1,705	—	11.75	N/A

	Exposure to interest rate risk	65,039	173,751

(ii)	Financial liabilities
	Current
	Bank loans	10,442	2,077	9.36	6.00
	Lease liabilities	—	8,337	N/A	10.23
	Non-current
	Bank loans	46,481	8,625	9.39	6.00
	Lease liabilities	—	15,261	N/A	8.09

	Exposure to interest rate risk	56,923	34,300

2007		Floating Balance	Fixed Balance	Weighted average effective floating interest rate	Weighted average effective fixed interest rate
		$000	$000%		%

(i)	Financial assets
	Current
	Cash and cash equivalents	17,420	35	5.14	2.00
	Loans to other entities – interest bearing	—	6,967	N/A	25.00
	Non-current
	Secured Director loan – interest bearing	1,705	—	10.10	N/A

	Exposure to interest rate risk	19,125	7,002

(ii)	Financial liabilities
	Current
	Bank loans	8,581	1,669	8.14	6.00
	Lease liabilities	—	7,182	N/A	10.56
	Non-current
	Bank loans	53,250	12,125	8.24	6.00
	Lease liabilities	—	17,530	N/A	9.27

	Exposure to interest rate risk	61,831	38,506

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Sensitivity Analysis

Set out in the tables below is a sensitivity analysis for the consolidated entity and the Company that shows what effect there would be on post-tax profit and equity if interest rates had changed by +/-100 basis points from the year-end rates with all other variables held constant. The carrying amounts disclosed below do not include amounts which have fixed interest rates.

		+100 basis points		-100 basis points
Consolidated at 30 June 2008	Carrying Amount	Profit	Other Equity	Profit	Other Equity
	$000	$000	$000	$000	$000

Financial assets
Cash and cash equivalents	63,334	633	—	(633)	—
Secured Director loan	1,705	17	—	(17)	—
Financial liabilities
Bank loans – current	10,442	(104)	—	104	—
Bank loans – non-current	46,481	(465)	—	465	—
Tax charge of 30%		(24)	—	24	—

After tax increase/ (decrease)		57	—	(57)	—

The impact on profit in relation to cash and cash equivalents disclosed above is not representative of the consolidated entity’s exposure to cash flow interest rate risk during the year ended 30 June 2008 as the majority of the cash and cash equivalents balance was received part way through the year.

		+100 basis points		-100 basis points
Consolidated at 30 June 2007	Carrying Amount	Profit	Other Equity	Profit	Other Equity
	$000	$000	$000	$000	$000

Financial assets
Cash and cash equivalents	17,420	174	—	(174)	—
Secured Director loan	1,705	17	—	(17)	—

Financial liabilities
Bank loans – current	8,581	(86)	—	86	—
Bank loans – non-current	53,250	(533)	—	533	—
Tax charge of 30%		128	—	(128)	—

After tax increase/ (decrease)		(300)	—	300	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		+100 basis points		-100 basis points
The Company at 30 June 2008	Carrying Amount	Profit	Other Equity	Profit	Other Equity
	$000	$000	$000	$000	$000

Financial assets
Cash and cash equivalents	19,222	192	—	(192)	—

Financial liabilities
Bank loans – current	1,423	(14)	—	14	—
Tax charge of 30%		(53)	—	53	—

After tax increase/ (decrease)		125	—	(125)	—

The impact on profit in relation to cash and cash equivalents disclosed above is not representative of the Company’s exposure to cash flow interest rate risk during the year ended 30 June 2008 as the majority of the cash and cash equivalents balance was received part way through the year.

		+100 basis points		-100 basis points
The Company at 30 June 2007	Carrying Amount	Profit	Other Equity	Profit	Other Equity
	$000	$000	$000	$000	$000

Financial assets
Cash and cash equivalents	10,242	102	—	(102)	—

Financial liabilities
Bank loans – current	1,831	(18)	—	18	—
Tax charge of 30%		(25)	—	25	—

After tax increase/ (decrease)		59	—	(59)	—

b)	Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit risk arises from cash and cash equivalents, forward foreign exchange contracts, coal swap contracts and interest rate swap contracts, as well as credit exposures to customers. In respect of credit risk on derivatives, refer to note 9(b). In respect to cash deposits, the consolidated entity only invests with accounts that have a Standard and Poor’s credit rating of A-1+. The Commonwealth Bank of Australia (CBA) is the major counterparty for derivatives and cash and cash equivalents. CBA has an overall Standard and Poor’s credit rating of AA.

Credit risk in trade receivables is managed in the following ways:

i)	payment terms are set for individual customers;

ii)	a risk assessment process is used for all customers; and

iii)	letters of credit are required for those customers assessed as posing a higher risk.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The maximum exposure to credit risk on financial assets which have been recognised in the balance sheet is their carrying amount less impairment provision as set out below.

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$000	$000	$000	$000

Cash and cash equivalents	237,093	17,460	109,476	10,278
Trade and other receivables	83,214	43,524	104,200	101,921
Derivative financial instruments	3,616	1,281	—	1,065

	323,923	62,265	213,676	113,264

Included in trade and other receivables are significant customers located in Korea and Japan that account for 41% and 40% of trade receivables respectively at 30 June 2008.

c)	Liquidity risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements, the consolidated entity will be impacted in the following ways:

i)	will not have sufficient funds to settle a transaction on the due date;

ii)	will be forced to sell financial assets at a value which is less than what they are worth; or iii) may be unable to settle or recover a financial asset at all.

Liquidity risk is managed by maintaining sufficient cash and liquid deposit balances and having readily accessible standby facilities in place in accordance with the Board’s risk management policy. Details regarding finance facilities are set out in note 20.

Maturities of financial liabilities

The tables below analyse the consolidated entity and the Company’s financial liabilities in to maturity groupings based on the remaining period at the reporting date to the contractual maturity date. Refer to note 9(a) for the contractual maturity of derivatives. Refer to note 30 for the contractual maturity of finance leases. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not necessarily equate to the carrying amounts.

	Contractual
Consolidated at 30 June 2008	Carrying Amount	Cash flows	< 6 mths	6-12 mths	1-3 years	> 3 years
	$000	$000	$000	$000	$000	$000

Trade creditors	44,959	44,959	44,959	—	—	—
Other creditors	6,222	6,222	6,222	—	—	—
Bank loans	67,625	84,326	9,651	9,682	35,968	29,025

Deferred Minerva payment	2,929	4,000	—	250	1,000	2,750
Unsecured loan-non-interest bearing	1,693	1,693	1,693	—	—	—

Total	123,428	141,200	62,525	9,932	36,968	31,775

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	Contractual
Consolidated at 30 June 2007	Carrying Amount	Cash flows	< 6 mths	6-12 mths	1-3 years	> 3 years
	$000	$000	$000	$000	$000	$000

Trade creditors	31,249	31,249	31,249	—	—	—
Other creditors	2,203	2,203	2,203	—	—	—
Bank loans	75,625	96,860	7,225	9,326	42,285	38,024

Deferred Minerva payment	2,724	4,000	—	—	750	3,250
Unsecured loan-non-interest bearing	1,693	1,693	1,693	—	—	—

Total	113,494	136,005	42,370	9,326	43,035	41,274

	Contractual
Consolidated at 30 June 2008	Carrying Amount	Cash flows	< 6 mths	6-12 mths	1-3 years	> 3 years
	$000	$000	$000	$000	$000	$000

Trade creditors	890	890	890	—	—	—
Other creditors	32	32	32	—	—	—
Bank loans	12,125	14,076	2,329	2,259	9,488

Deferred Minerva payment	2,929	4,000	—	250	1,000	2,750

Total	15,976	18,998	3,251	2,509	10,488	2,750

	Contractual
Consolidated at 30 June 2007	Carrying Amount	Cash flows	< 6 mths	6-12 mths	1-3 years	> 3 years
	$000	$000	$000	$000	$000	$000

Trade creditors	786	786	786	—	—	—
Other creditors	108	108	108	—	—	—
Bank loans	15,625	18,878	2,433	2,369	14,076	—

Deferred Minerva payment	2,724	4,000	—	—	750	3,250

Total	19,243	23,772	3,327	2,369	14,826	3,250

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

38	SUBSEQUENT EVENTS

a)	Derivative financial instruments

(i)	Forward foreign exchange contracts – cash flow hedges

As set out in note 9(a)(i) the consolidated entity enters into forward foreign exchange contracts to reduce the foreign exchange rate volatility of the consolidated entity’s revenue stream. Subsequent to balance date the consolidated entity entered into further forward foreign exchange contracts as noted below.

	SELL UNITED STATES DOLLARS		AVERAGE EXCHANGE RATES
	2008	2007	2008	2007
	US$000	US$000	US$	US$
Settlement

Less than 6 months	140,000	111,500	0.9365	0.8159
6 months to 1 year	—	73,000	—	0.8018

	140,000	184,500	0.9365	0.8103

(ii)	Coal price swap contracts – cash flow hedges

As set out in note 9(a)(ii) the consolidated entity enters into coal swap contracts to reduce the coal price volatility of the consolidated entity’s revenue stream. Subsequent to balance date the consolidated entity entered into further coal swap contracts as noted below.

	VOLUME		AVERAGE COAL PRICE
	2008	2007	2008	2007
	Tonnes	Tonnes	US$	US$
Settlement

6 months to 1 year	60	—	173.50	—
1 year to less than 2 years	60	—	173.50	—

	120	—	173.50	—

b)	Moolarben capital commitments

Since 30 June 2008, the consolidated entity has entered into purchase orders amounting to $117,924,000 for mobile mining equipment to be used at the Moolarben Joint Venture.

c)	Moolarben mining lease legal action

Felix has previously reported that Ulan Coal Mines Limited (Ulan), which is a joint venture of Xstrata as to 90% and Mitsubishi as to 10% had commenced legal proceedings in the Supreme Court of NSW seeking orders to prevent the granting of mining leases to Moolarben Coal Mines Pty Limited which is wholly owned by Felix. The court case for this action was awarded in Felix’s favour but was appealed by Ulan.

The appeal case was heard in April 2008 and the result was handed down on 8 August 2008. The Court upheld Ulan’s appeal but did not issue any orders. The parties are to submit further information to the court by 29 August 2008. The court will consider this information and make its orders. The likely outcome from the courts orders is uncertain at this time. The Directors are of the view that even if the outcome is unfavourable the impact on the carrying value of the Moolarben mining tenement is not likely to be material.

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39	NATIVE TITLE

Native title describes the rights and interests in Australia of Aboriginal and Torres Strait Islander peoples in land and waters, according to their traditional laws and customs. Native title claims exist over all or part of the areas covered by the consolidated entity’s exploration licences in South Australia, Queensland and New South Wales. Under the Native Title Act these areas are protected for all current and future mining operations on existing mining leases.

40	COMPANY DETAILS

The registered office and principal place of business of the Company is:

Felix Resources Limited

Level 6, 316 Adelaide Street

Brisbane, Qld, 4000

Australia

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The following is an extract of the audited financial statements of Felix Group for the year ended 30 June 2007, which are prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards, as extracted from the annual report of Felix for the year ended 30 June 2007.

Balance sheets

as at 30 June 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

ASSETS
Current assets
Cash and cash equivalents	7	17,460	79,367	10,278	15,698
Trade and other receivables	8	36,440	31,956	81,172	82,187
Inventory	12	22,861	19,828	—	—
Derivative financial assets	9	1,150	2,587	1,065	2,587
Other	10	38,490	27,478	80	92

Total current assets		116,401	161,216	92,595	100,564

Non-current assets
Trade and other receivables	11	7,084	8,810	20,749	20,748
Investments accounted for using the equity method	13	204	4,866	—	—
Other financial assets	14	—	—	241,393	242,740
Property, plant & equipment	15	195,883	130,395	356	356
Exploration and evaluation assets	16	13,797	10,259	—	—
Deferred tax assets	4	72,302	51,697	15,027	3,150
Intangible assets	17	231,152	236,149	300	477
Derivative financial assets	9	131	49	—	49

Total non-current assets		520,553	442,225	277,825	267,520

Total assets		636,954	603,441	370,420	368,084

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

LIABILITIES
Current liabilities
Trade and other payables	18	36,708	40,831	1,218	2,088
Interest bearing liabilities	19	17,432	32,748	3,500	16,600
Current tax liabilities	4	162	106	—	—
Provisions	21	1,121	1,967	—	—

Total current liabilities		55,423	75,652	4,718	18,688

Non-current liabilities
Trade and other payables	22	4,417	4,039	2,724	2,346
Interest bearing liabilities	20	82,905	99,731	12,125	15,625
Deferred tax liabilities	4	86,529	64,406	323	1,047
Provisions	23	5,481	3,298	—	78

Total non-current liabilities		179,332	171,474	15,172	19,096

Total liabilities		234,755	247,126	19,890	37,784

Net assets		402,199	356,315	350,530	330,300

EQUITY
Issued Capital	24	444,378	435,658	444,378	435,658
Reserves	25a	6,681	10,812	6,106	10,388
Accumulated losses	25d	(52,189)	(91,936)	(99,954)	(115,746)

Parent entity interest		398,870	354,534	350,530	330,300
Minority interest	26	3,329	1,781	—	—

Total equity		402,199	356,315	350,530	330,300

These financial statements should be read in conjunction with the accompanying notes.

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Income statements

Year ended 30 June 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

Revenue	2a	241,469	212,142	6,079	2,604
Cost of sales		(168,411)	(130,293)	—	—

Gross profit		73,058	81,849	6,079	2,604

Other revenue	2b	4,387	2,578	10,191	5,071
Other income	2c	48,638	6,726	(79)	1,757
Distribution expenses		(57,196)	(45,525)	—	—
Administrative expenses		(13,368)	(13,191)	(4,993)	(7,610)
Finance costs	3a	(5,048)	(3,948)	(1,720)	(1,370)
Share of net (losses)/profits of associates accounted for using the equity method	13c	(713)	1,533	—	—

Profit before income tax		49,758	30,022	9,478	452
Income tax (expense)/revenue	4a	(2,599)	81	13,524	8,066

Profit after income tax		47,159	30,103	23,002	8,518

Profit attributable to minority interest		202	—	—	—

Profit attributable to members of Felix Resources Limited	25d	46,957	30,103	23,002	8,518

Basic earnings per share (cents per share)	27	25.19	16.71
Diluted earnings per share (cents per share)	27	25.17	16.26
Dividends paid per share (cents per share)	5	4.00	1.95

These financial statements should be read in conjunction with the accompanying notes.

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Statements of changes in equity

Year ended 30 June 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

Total equity at the beginning of the year		356,315	323,973	330,300	319,543

Cash flow hedges:
Gains taken to equity	25	2,656	262	2,440	262
(Gains) transferred to profit for the year	25	(6,067)	(7,761)	(6,067)	(4,119)
Deferred and current tax	25	1,023	2,250	1,088	1,157

Net loss recognised directly in equity		(2,388)	(5,249)	(2,539)	(2,700)
Profit for the year after income tax		47,159	30,103	23,002	8,518

Total recognised income and expense for the year		44,771	24,854	20,463	5,818

Adjustment on adoption of AASB 132 and AASB 139, net of tax	25	—	9,210	—	6,661

Total effect of change in accounting policy		—	9,210	—	6,661

Non-cash share-based payments	25	593	1,788	593	1,788
Transactions with equity holders in their capacity as equity holders:
Options exercised during the year	24	6,384	5	6,384	5
Minority interest		1,346	—	—	—
Dividends paid during the year	5	(7,210)	(3,515)	(7,210)	(3,515)

		1,113	(1,722)	(233)	(1,722)

Total equity at the end of the year		402,199	356,315	350,530	330,300

Total recognised income and expense for the year is attributable to:
Members of Felix Resources Limited		44,569	24,854	20,463	5,818
Minority Interest		202	—	—	—

		44,771	24,854	20,463	5,818

These financial statements should be read in conjunction with the accompanying notes.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Cash flow statements

Year ended 30 June 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

Cash flows from operating activities
Receipts from customers		305,383	216,652	1,194	180
Payments to suppliers and employees		(287,975)	(196,755)	(6,158)	(5,840)
Cash received on foreign exchange contracts		6,781	1,466	4,023	191
Interest received		1,866	1,360	927	749
Interest paid		(4,670)	(3,795)	(1,342)	(1,217)
Income tax received		—	4,308	—	5,628

Net cash inflows/(outflows) from operating activities	28a	21,385	23,236	(1,356)	(309)

Cash flows from investing activities
Purchase of property, plant & equipment		(88,184)	(69,018)	(416)	(100)
Purchase of intangible assets		(1,551)	(509)	(21)	(509)
Proceeds from sale of property, plant & equipment		563	169	253	—
Proceeds from sale of available-for-sale financial assets		1,572	202	—	202
Proceeds from sale of intangible assets		344	—	—	—
Proceeds from sale of 28.7% of Minerva & Athena Joint Ventures	28c	41,521	—	1,267	—
Net proceeds from sale of 25% interest in Ashton Joint Venture	28e	—	29,464	—	—
Payment for exploration and evaluation activities	16b	(4,927)	(4,899)	—	—
Return of share capital from associate	13b	3,949	—	—	—
Advances (to) other entities		(4,306)	(2,428)	—	—
Repayment of advances from related entities		—	(1,275)	—	—
Advances from/(to) controlled entities		—	—	5,069	(34,205)
Advances (to) associated entities		(934)	(68)	—	—
Dividends received		—	—	7,210	3,222

Net cash (outflows)/inflows from investing activities		(51,953)	(48,362)	13,362	(31,390)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

Cash flows from financing activities
Proceeds from issue of ordinary shares		6,384	5	6,384	5
Payment of finance lease liabilities		(6,367)	(2,978)	—	—
(Repayment)/proceeds of borrowings		(24,146)	77,195	(16,600)	32,225
Proceeds from foreign exchange contracts early close		—	7,141	—	7,141
Dividends paid		(7,210)	(3,515)	(7,210)	(3,515)

Net cash (outflows)/inflows from financing activities		(31,339)	77,848	(17,426)	35,856

Net (decrease)/increase in cash and cash equivalents		(61,907)	52,722	(5,420)	4,157
Cash and cash equivalents at the beginning of the financial year		79,367	26,645	15,698	11,541

Cash and cash equivalents at the end of the financial year	28b	17,460	79,367	10,278	15,698

These financial statements should be read in conjunction with the accompanying notes.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Notes to the financial statements

30 June 2007

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report covers the consolidated entity of Felix Resources Limited (“Felix”) and its controlled entities and Felix as an individual parent entity. Felix is a listed public company limited by shares, incorporated and domiciled in Australia.

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. It is prepared on the basis of historical costs, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The financial report is presented in Australian dollars.

All values in the financial report are rounded to the nearest thousand dollars ($’000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The company is an entity to which the class order applies.

The financial report complies with Australian Accounting standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

No new Australian Accounting Standards that have been issued but are not yet effective have been applied in the preparation of this financial report. Such standards are not expected to have a material impact on the consolidated entity’s financial report on initial application with the exception of AASB 7 “Financial Instruments Disclosure” which will require various additional disclosures regarding financial instruments. The financial report was authorised for issue by the Board on 31 August 2007.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting polices have been consistently applied by the entities in the consolidated entity unless otherwise stated.

(a)	Principles of consolidation

A controlled entity is any entity controlled by Felix. Control exists where Felix has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Felix to achieve the objectives of Felix. A list of controlled entities is contained in note 6 to the financial statements.

All inter company balances and transactions between entities and the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Minority interests in the equity and results of entities that are controlled are shown as a separate item in the consolidated financial report. Losses applicable to the minority interest in a consolidated subsidiary are allocated against the majority except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If in future years the subsidiary reports profits, such profits are allocated to the majority interest until the minority’s share of losses previously absorbed by the majority have been recovered.

Where an entity began or ceased to be controlled during the year the results for that entity are only included from the date control commenced or up to the date control ceased.

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Investments in associates are accounted for in Felix’s financial statements using the cost method and in the consolidated financial statements using the equity method, after initially being recognised at cost. Under this method, the consolidated entity’s share of the post-acquisition profits or losses of

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

associates is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

When the consolidated entity’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(b)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and for unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or the liabilities settled, based on those tax rates which are enacted or substantively enacted in each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. An exception is also made in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, and deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets. The group has entered into a tax sharing agreement whereby each company in the group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the group can recognise their balance of the current tax assets and liabilities through inter-entity accounts.

(c)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents includes:

(i)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii)	investments in short-term money market instruments with maturity periods of less than 3 months.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(d)	Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less an allowance for any uncollectible amounts, if applicable. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(e)	Advances to controlled entities

Advances by the company to controlled entities (refer to note 11) are principally contributions toward exploration expenditure and mine development. The value and recoverability of these amounts is related to the company’s policies with regards to exploration and evaluation expenditure as described in note 1(l). Should the underlying asset values be insufficient to recover the advances the amounts are reviewed for impairment.

(f)	Inventories

Coal stocks are stated at the lower of cost and net realisable value. Costs are assigned on a weighted average basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs.

(h)	Property, plant and equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and accumulated impairment losses. The carrying amount of freehold land and buildings and plant and equipment is reviewed to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets, including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line or declining balance basis to allocate their cost, net of their residual values, over their estimated useful lives to the consolidated entity commencing from the time the asset is held ready for use, as follows:

Buildings	25 years
Mine development	Life of mine as defined in note 1(k)
Plant and equipment	2.5 to 18 years
Leased plant and equipment	2.5 to 18 years

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each balance date.

(i)	Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments in shares in listed companies classified as available-for-sale are measured at fair value. Fair value for shares in listed companies is determined by reference to the Australian Securities Exchange quoted market bid prices at the close of business on the reporting date. Gains and losses on these available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Investments in shares in unlisted companies, which do not have a quoted market price and whose fair value cannot be reliably measured, are classified as available-for-sale and are measured at cost. Gains and losses are recognised in the income statement when the investments are derecognised or impaired.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Investments in controlled entities are carried in the parent entity’s financial statements at the lower of cost and recoverable amount. Investments in associates are accounted for in the consolidated financial statements as set out in note 1(a).

(j)	Interests in joint ventures

The consolidated entity’s share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the consolidated financial statements. Details of the consolidated entity’s interests are shown in note 29.

(k)	Intangible assets

Mining tenements

Mining tenements have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of mining tenements are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(n).

Amortisation of mining tenements commences from the date when commercial production commences, or in the case of the acquisition of the Ashton Coal Project, from the date of acquisition, and is charged to the income statement as cost of sales. Mining tenements are amortised over the life of the mine using a straight-line basis or units of production basis in tonnes as follows:

	Life of mine Years	Remaining life of mine Units	Years	Units
Yarrabee	30	—	6	—
Minerva	—	34,543,000	—	31,616,378
Ashton	—	76,549,596	—	69,400,895
Moolarben	25	—	25	—

Changes in accounting estimates

The mine life of the Minerva mining tenement was reassessed as at 1 January 2006 resulting in an increase in estimated reserves from 22,400,000t to 36,240,000t as disclosed in the consolidated entity’s 2006 annual report. At that time the reserve estimate was not Joint Ore Reserve Committee (“JORC”) compliant and has now become so. The JORC compliant estimated life of the mine is 34,543,000t as at 30 April 2006. The error resulting from this over-estimate of the life of the mine was not significant and has been corrected in the financial statements for the year ended 30 June 2007.

Computer software

Computer software has a finite useful life and is carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of computer software are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(n). Amortisation of computer software is calculated using the straight-line or declining balance method to allocate the cost over the period of the expected benefit, which varies from 2.5 to 4 years.

Rail access rights

Rail access rights have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of rail access rights are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(n).

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Rail access rights are amortised over the life of the mine or agreement using a units of production basis in tonnes as described above for the Minerva mine or on a straight-line basis. Amortisation is charged to the income statement as distribution expenses or cost of sales.

(l)	Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount. The recoverable amount is assessed on the basis described in note 1(n).

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

(m)	Acquisition of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of consideration provided plus incidental costs directly attributable to the acquisition.

When equity instruments are issued as consideration, their market price at the date of acquisition is used as their fair value, except where the notional price at which they could be placed in the market is a better indication of their fair value.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the consolidated entity as if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as a finance cost.

(n)	Recoverable amount of assets and impairment

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indication of impairment exists, the consolidated entity makes a formal estimate of the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(o)	Borrowings

Borrowings are initially recorded at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest rate method.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

All borrowings are classified as current liabilities unless the consolidated entity has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

(p)	Borrowing costs

Borrowing costs incurred during the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as an expense when incurred.

(q)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in the consolidated entity, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the lower of the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the assets or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the lease term.

(r)	Employee benefits

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured at their normal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to the reporting date.

Retirement benefit obligations

Contributions are made by the consolidated entity to defined contribution superannuation funds and are charged as expenses when incurred.

Share-based payments

The consolidated entity provides benefits to Directors, other key management personnel and general managers of the consolidated entity in the form of share-based payment transactions, whereby Directors, other key management personnel and general managers render services in exchange for options to purchase shares in the company. The cost of these share-based payment transactions is measured by reference to the fair value at the date at which they are granted. Fair values at grant date are determined using a trinomial or binomial option pricing model that takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected price volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The assessed fair value at grant date is recognised as an expense in the income statement, together with a corresponding increase in equity, pro-rata over the expected life of the option from grant date to expected vesting date. Upon exercise of the options, the balance in the options reserve is transferred to issued capital. No expense is recognised for options that do not ultimately vest

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

because internal conditions were not met. An expense is still recognised for options that do not ultimately vest because a market condition is not met. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The consolidated entity has applied the requirements of AASB 1 in respect of share-based payment transactions and has applied AASB 2 Share-Based Payments only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(s)	Rehabilitation

A provision for rehabilitation is recognised when there is a present obligation to rehabilitate an area disturbed, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. An asset is created as part of the current and non-current development assets, to the extent that the development relates to future production activities, which is offset by a current and non-current provision for rehabilitation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(t)	Revenue

Revenue from the sale of coal is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery, usually on a Free On Board, Trimmed (FOBT) basis.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive the dividend has been established. Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

(u)	Good and services tax

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from or payable to the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(v)	Foreign currency transactions and balances

Items included in the financial statements of each entity of the consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Felix’s functional and presentation currency.

Foreign currency transactions during the period are translated into the functional currency at rates of exchange applicable at the dates of each transaction. Monetary assets and liabilities denominated in foreign currencies at balance date are converted at rates of exchange ruling at that date.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities, whether realised or unrealised, are recognised in the income statement as they arise except where hedging specific anticipated transactions (see note 1(w)).

The monetary assets and liabilities of foreign controlled entities are translated at year end rates. The non-monetary assets and liabilities are translated at rates at the transaction date or at the date these items are revalued or written down. Generally operating results are translated at average monthly rates. All resulting exchange differences are recognised as a separate component of equity. On disposal of a foreign controlled entity, the cumulative amount of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(w)	Derivatives

The consolidated entity uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, is recognised in the income statement immediately.

The fair values of forward foreign currency contracts are calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swaps are determined by reference to market values for similar instruments.

The forward foreign exchange contracts and interest rate swaps entered into by the consolidated entity are designated and qualify as cash flow hedges.

The consolidated entity documents at the inception of the contract the hedging relationship between hedging instruments and hedged items, including the risk management objectives and strategies for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at inception and periodically, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The gains or losses in respect of hedge transactions which relate to future purchases or sales are deferred and included in the measurement of the purchase or sale to which they relate when the anticipated transaction occurs. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amount receivable or payable as a result of a hedge transaction is included as an asset or liability in the balance sheet from the date of inception of the hedge. The corresponding unrealised gain or loss is recognised in equity in the hedging reserve. Changes in the fair value of the forward foreign exchange contracts or interest rate swaps are recognised through the hedging reserve until the anticipated underlying transaction occurs. Once the anticipated underlying transaction occurs, amounts accumulated in equity are recycled through the income statement or recognised as part of the cost of the asset to which it relates.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity and is recognised when the forecast transaction is ultimately recognised. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

(x)	Issued capital

Costs directly attributable to the issue of new shares or options are shown as a deduction from the equity proceeds, net of any income tax benefit. Costs directly attributable to the issue of new shares or options associated with the acquisition of a business are included as part of the purchase consideration.

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(y)	Critical accounting estimates and other accounting judgements

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

There have been no judgements, apart from those involving estimation, in applying accounting policies that have a significant effect on the amounts recognised in this financial report.

Following is a summary of the key assumptions concerning the future, and other key sources of estimation at reporting date that have not been disclosed elsewhere in this financial report.

Impairment

The consolidated entity assesses impairment at each reporting date by evaluating conditions specific to the consolidated entity that may lead to an impairment. Where an indicator of impairment exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

No impairment has been recognised in respect of mine development assets, mining tenements, rail access rights or exploration and evaluation assets where the related area of interest is being or has been developed, for the reporting period. The value-in-use calculations performed to determine the recoverable amount of the cash-generating units to which these assets belong has been based on actual operating results and a cash flow model based on life of mines. The pre-tax discount rate applied in the model is 12.5%. Coal prices used in the model have been determined based on an analysis of long term market price trends and estimated future foreign currency rates. Note 9 provides further information on the consolidated entity’s exposure to foreign currency risk.

Amortisation

The amortisation of mine development assets, mining tenements, rail access rights, exploration and evaluation assets where the related area of interest is being or has been developed, and the expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. Note 1(k) provides further information regarding economically recoverable reserves. The amount of reserves that may actually be mined in the future and the consolidated entity’s estimate of reserves from time to time in the future may vary from current reserve estimates.

(z)	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the members of Felix by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share

Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

2	REVENUE AND INCOME

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

From continuing operations
a) Revenue
Sales of coal		232,620	205,035	—	—
Gain on forward foreign exchange contracts		8,849	7,107	6,079	2,604

Total revenue		241,469	212,142	6,079	2,604

b) Other revenue
Rendering of services:
Management fees		874	730	—	—
Marketing fees		722	145	1,198	931
Interest received – other parties		1,866	1,360	927	749
Dividends from related parties (refer note 33)		—	—	7,210	3,222
Rentals		161	104	—	—
Plant hire		764	239	856	169

Total other revenue		4,387	2,578	10,191	5,071

c) Other income
Net gain/(loss) on disposal of interests in joint ventures and projects:
Disposal of 28.7% interest in Minerva & Athena Joint Ventures	28c	28,208	—	(79)	—
Disposal of 10% in Moolarben Coal Project	28d	17,956	—	—	—
Disposal of 25% interest in Ashton Joint Venture	28e	—	4,270	—	—

Total net gain on disposal of interests in joint ventures and projects		46,164	4,270	(79)	—

Net gain on sale of available-for-sale financial assets		1,136	71	—	71
Option premiums for sales of tenements		780	444	—	—
Gain on forward foreign exchange contracts where contracts were not matched to coal sales		—	1,686	—	1,686
Other income		558	255	—	—

Total other income		48,638	6,726	(79)	1,757

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3	PROFIT BEFORE INCOME TAX

Profit before income tax has been determined after charging the following:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000
a) Expenses
Finance costs
Finance lease charges		1,934	1,982	—	—
Finance lease charges – related parties (refer note 34a)		778	108	—	—
Other interest charges		7,577	2,332	1,720	1,370

Total finance costs		10,289	4,422	1,720	1,370
Less finance costs capitalised		(4,621)	(366)	—	—
Less finance costs capitalised – related parties (refer note 34a)		(620)	(108)	—	—

Total finance costs expensed		5,048	3,948	1,720	1,370

Depreciation of non-current assets
Mine development		2,071	1,977	—	—
Buildings		75	35	—	—
Plant and equipment		4,941	2,663	153	103

Total depreciation		7,087	4,675	153	103

Amortisation of non-current assets
Leased equipment		6,367	3,466	—	—
Exploration		250	498	—	—
Mining tenements		3,202	2,392	—	—
Rail access rights		364	319	—	—
Computer software		199	32	199	32

Total amortisation		10,382	6,707	199	32

Total depreciation & amortisation expense		17,469	11,382	352	135

Employee expenses
Defined contribution superannuation expense		2,762	1,813	236	277
Employee benefits expense		31,723	21,200	2,591	2,501
Share-based payments expense		593	1,788	593	1,788
Employee expense on-costs		3,677	1,823	309	168

Total employee expenses		38,775	26,624	3,729	4,734

Rental expenses on operating leases		2,305	1,973	165	—

Government royalties		14,218	12,614	—	—

Research and development expenditure		2,587	9,514	—	—

b) Losses
Net (gain)/loss on disposal of non-current plant & equipment		(13)	116	(21)	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

c)	Significant revenues and expenses

The following significant revenue and expense items are relevant in explaining the financial performance:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

Revenues
Gain on forward exchange contracts where contracts were not matched to coal sales		—	1,686	—	1,686

Expenses
Demurrage		7,373	4,679	—	—

Profits
Net gain/(loss) on disposal of 28.7% of Minerva & Athena Joint Ventures	28c	28,208	—	(79)	—
Net gain on disposal of 10% of Moolarben Coal Project	28d	17,956	—	—	—
Net gain on disposal of 25% of Ashton Joint Venture	28e	—	4,270	—	—
Reduction in impairment of controlled entity loans		—	—	1,843	334

4	INCOME TAX

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000
a) Income tax recognised in profit
Current Tax		5,921	3,783	(384)	(828)

Deferred tax
Origination and reversal of temporary differences		9,687	3,720	372	(6)
Effect of change in accounting estimate (refer note 4h)		—	(353)	—	—
Benefit of tax losses recognised		(13,473)	(6,724)	(17,601)	(6,724)

		(3,786)	(3,357)	(17,229)	(6,730)

Under/(over) provision in prior years		464	(507)	4,089	(507)

Total income tax expense/(revenue)		2,599	(81)	(13,524)	(8,066)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Notes	$000	$000	$000	$000

b) Numerical reconciliation between income tax expense/(revenue) and profit before income tax
Profit before income tax		49,758	30,022	9,478	452
Income tax expense at 30% (2006: 30%)		14,927	9,007	2,843	135
Increase/(decrease) in income tax expense/(revenue) due to:
Non-deductible expenses		996	139	245	37
Non-assessable income		—	—	(2,716)	(1,067)
Non-deductible share based payments		178	537	178	537
Research and development concession		(181)	(1,719)	—	—
Other deductible expenses		(312)	(460)	(562)	(477)

		15,608	7,503	(12)	(835)

Under/(over) provision in prior years		464	(507)	4,089	(507)
Effect of change in accounting estimate (refer note 4h)		—	(353)	—	—
Prior year tax losses not previously recognised		(13,473)	(6,724)	(17,601)	(6,724)
Income tax expense attributable to the wholly owned subsidiaries in the tax consolidated group		—	—	7,852	3,428
Recovery of income tax expense under tax sharing agreement		—	—	(7,852)	(3,428)

Income tax expense/(revenue)		2,599	(81)	(13,524)	(8,066)

c) Deferred tax recognised directly in equity
Adjustments to opening accumulated losses associated with changes in accounting policies for financial instruments		—	(3,947)	—	(2,855)
Changes in derivative financial instruments		(384)	3,156	(320)	2,064

		(384)	(791)	(320)	(791)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

d) Unrecognised deferred tax balances
Tax losses attributable to members of the tax consolidated group – revenue	—	2,603	—	1,331
Tax losses attributable to members of the tax consolidated group – capital	—	2,076	—	1,849
Tax losses attributable to subsidiaries not members of the tax consolidated group – revenue	5,324	11,638	—	—

	5,324	16,317	—	3,180

e) Current tax liabilities
Income tax payable	162	106	—	—

f) Deferred tax assets
Amounts recognised in profit and loss
Employee benefits provisions	977	637	97	104
Rehabilitation provisions	1,981	1,556	—	—
Inventory	1,566	—	—	—
Property, plant & equipment	3,441	2,973	—	—
Investments accounted for using the equity method	1,052	1,310	—	—
Mining tenements	1,181	1,367	—	—
Finance lease liabilities	7,048	—	—	—
Tax losses	53,994	43,168	14,929	3,042
Other	1,062	686	1	4

	72,302	51,697	15,027	3,150

g) Deferred tax liabilities
Amounts recognised in profit or loss
Trade & other receivables	6,271	22	—	—
Inventory	642	582	—	—
Overburden	11,175	7,781	—	—
Property, plant and equipment	9,767	622	3	4
Mine development	3,123	1,987	—	—
Mining tenements	49,953	48,590	—	—
Exploration and evaluation	4,139	3,571	—	—
Other intangible assets	35	—	—	—
Investments accounted for using the equity method	—	460	—	—
Other	1,040	—	—	252

	86,145	63,615	3	256

Amounts recognised directly in equity
Derivative financial instruments	384	791	320	791

	86,529	64,406	323	1,047

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

h)	Change in Accounting Estimate

Subsequent to the calculation of comparatives for deferred tax balances as at 30 June 2005 as presented in the consolidated entity’s first AIFRS compliant financial report for the half-year ended 31 December 2005, the consolidated entity prepared and lodged its 2005 consolidated income tax return. As a result of new information available during the preparation of the return, it was discovered that the tax bases of certain mining tenements, freehold land and buildings, and property, plant and equipment used for the purposes of calculating the deferred tax balances under AASB 112 Income Taxes as at 30 June 2005 required adjustments for allocated cost amounts under the tax consolidation legislation for the acquisition of White Mining Limited. The adjustments to the tax bases resulted in the following changes in deferred tax balances as at 30 June 2006.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Increase in deferred tax assets	—	43,808	—	—
Increase in deferred tax liabilities	—	(43,455)	—	—
Tax expense on recognition of deferred tax balances	—	(353)	—	—

i)	Tax Consolidation

For the purposes of taxation, Felix Resources Limited and its 100% owned Australian subsidiaries are a tax consolidated group. The head entity of the tax consolidated group is Felix Resources Limited. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets.

The group has entered into a tax sharing agreement whereby each company in the group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the group can recognise their balance of the current tax assets and liabilities through inter-entity accounts. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

5	DIVIDENDS

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

a) Dividend paid during the year on ordinary shares
Partially franked (20%) dividend of 4.00 cents per share (2006: fully franked, 1.95 cents per share)	7,210	3,515	7,210	3,515

b) Dividend on ordinary shares proposed and not recognised as a liability
Dividend of 6.00 cents per share, unfranked (2006: 20% franked 4.00 cents per share)	11,769	7,209	11,769	7,209

The tax rate at which the paid dividend was franked is 30% (2006: 30%). The dividend proposed is unfranked (2006: franked to 20% at the tax rate of 30%).

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

c)	Franking credit balance

The amount of franking credits available for the subsequent reporting period is:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Franking account balance as at the end of the year at 30% (2006: 30%)	204	668	—	—
Franking debits that will arise from the payment of the dividend proposed but not recognised as a liability	—	(618)	—	—

Balance	204	50	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

6	CONTROLLED ENTITIES

	Country of	OWNED		THE COMPANY
	Incorporation	2007	2006	2007	2006
		%	%	$000	$000

The Company:
Felix Resources Limited	Australia

Controlled entities at cost:
Auriada Limited	Ireland	100	100	—	—
Ballymoney Power Limited	Ireland	100	100	—	—
Balhoil Nominees Pty Ltd	Australia	100	100	839	839
Accumulated impairment loss				(839)	(839)
South Australian Coal Corp Pty Ltd	Australia	100	100	—	—
SASE Pty Ltd	Australia	90	90	14,504	14,504
Accumulated impairment loss				(14,504)	(14,504)
Athena Coal Pty Ltd	Australia	100	100	—	—
Minerva Mining Pty Ltd (formerly Sandhurst Mining Pty Ltd)	Australia	100	100	—	—
Felix Coal Sales Pty Ltd	Australia	100	100	—	—
Proserpina Coal Pty Ltd	Australia	100	100	—	—
Minerva Coal Pty Ltd	Australia	51	70	3,614	4,961
Yarrabee Coal Company Pty Ltd	Australia	100	100	14,910	14,910
White Mining Limited	Australia	100	100	222,869	222,869
White Mining Services Pty Limited	Australia	100	100	—	—
Tonford Pty Ltd	Australia	100	100	—	—
Splitters Hollow Pty Limited	Australia	100	100	—	—
Moolarben Coal Mines Pty Limited	Australia	100	100	—	—
Ashton Coal Operations Pty Limited	Australia	100	100	—	—
White Mining (NSW) Pty Limited	Australia	100	100	—	—
UCC Energy Pty Limited	Australia	100	100	—	—
Agrarian Finance Pty Ltd	Australia	100	100	—	—
Advanced Clean Coal Technology Pty Limited	Australia	100	100	—	—
White Mining Research Pty Ltd	Australia	100	100	—	—
Felix NSW Pty Ltd	Australia	100	—	—	—

				241,393	242,740

All controlled entities have 30 June balance dates. All equity interests are held in ordinary shares. All controlled entities are vehicles for exploration, development and operational activities of the consolidated entity.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Deed of Cross Guarantee

A deed of cross guarantee exists between Felix Resources Limited and its wholly-owned subsidiaries Yarrabee Coal Company Pty Ltd, South Australian Coal Corp Pty Ltd and Balhoil Nominees Pty Ltd. The deed was enacted during 2004 and relief was obtained from preparing a financial report for Yarrabee Coal Company Pty Ltd under ASIC Class Order 98/1418. Under the deed, Felix Resources Limited guarantees to support the liabilities and obligations of the subsidiaries. The above companies represent a Closed Group for the purpose of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Felix Resources Limited, they also represent the Extended Closed Group. The following are the aggregate totals for the Closed Group, for each category, relieved under the deed.

	CLOSED GROUP 2007	CLOSED GROUP 2006
	$000	$000

Financial Information in relation to:
(i) Income statement
Profit before income tax	4,731	20,712
Income tax revenue	11,539	1,503

Profit after income tax	16,270	22,215

Profit attributable to members of Felix Resources Limited	16,270	22,215

(ii) Accumulated losses
Accumulated losses at the beginning of the financial year	(93,601)	(112,301)
Profit after income tax	16,270	22,215
Dividends paid	(7,210)	(3,515)

Accumulated losses at the end of the financial year	(84,541)	(93,601)

(iii) Balance sheet
ASSETS
Current assets
Cash and cash equivalents	14,641	17,088
Trade and other receivables	84,813	93,830
Inventories	12,477	14,464
Derivative financial assets	1,065	2,587
Other	17,620	10,321

Total current assets	130,616	138,290

Non-current assets
Trade and other receivables	20,748	20,748
Other financial assets	226,483	227,829
Property, plant & equipment	12,761	9,768
Exploration and evaluation assets	1,867	2,024
Deferred tax assets	19,649	3,890
Intangible assets	3,014	3,794
Derivative financial assets	—	49

Total non-current assets	284,522	268,102

Total assets	415,138	406,392

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CLOSED GROUP 2007	CLOSED GROUP 2006
	$000	$000

LIABILITIES
Current liabilities
Payables	19,435	15,255
Interest bearing liabilities	3,808	16,600
Provisions	300	1,246

Total current liabilities	23,543	33,101

Non-current liabilities
Payables	2,724	2,346
Interest bearing liabilities	13,343	15,625
Deferred tax liabilities	7,717	2,555
Provisions	1,789	478

Total non-current liabilities	25,573	21,004

Total liabilities	49,116	54,105

Net assets	366,022	352,287

EQUITY
Issued capital	444,378	435,658
Reserves	6,185	10,230
Accumulated losses	(84,541)	(93,601)

Total equity	366,022	352,287

7	CASH AND CASH EQUIVALENTS

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Note	$000	$000	$000	$000

Cash at bank and on hand		11,495	9,874	4,777	2,684
Short-term deposits		5,965	69,493	5,501	13,014

	28b	17,460	79,367	10,278	15,698

a)	Short term deposits

Short-term deposits at 30 June 2006 included $51,000,000 in the drawdown holding account and $4,724,033.72 in the proceeds account as part of the Ashton Underground Syndicated Facility Agreement. These funds, which were available only for expenditure on the Ashton underground project, were utilised during the year ended 30 June 2007. Proceeds of coal sales from the Ashton mine are deposited into the proceeds account and used only for expenditure on the Ashton underground project. Further information concerning the Ashton Underground Syndicated Facility Agreement is set out in note 20.

b)	Effective interest rate risk

Information concerning the effective interest rate of cash and cash equivalents in set out in note 37.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

8	TRADE AND OTHER RECEIVABLES (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Trade receivables	5,618	27,731	1,639	1,394
Receivable from controlled entities	—	—	10,504	8,494
Receivable from Sojitz Moolarben
Resources Pty Limited 28d	20,000	—	—	—
Other debtors	3,855	4,225	237	280
Advances to controlled entities	—	—	68,792	72,019
Loan to related entity	6,967	—	—	—

	36,440	31,956	81,172	82,187

a)	Loan to related entity

The loan to a related entity represents funds advanced to Newcastle Coal Infrastructure Group Pty Ltd, a company in which the consolidated entity has a minority shareholding. In August 2005 Newcastle Coal Infrastructure Group Pty Ltd was selected by the New South Wales government as the preferred developer and operator of a third coal loader for the Port of Newcastle. The loan is interest bearing and unsecured. The loan principal and interest are repayable upon funding of the project.

b)	Effective interest rate risk

Information concerning the effective interest rate of trade and other receivables in set out in note 37.

9	DERIVATIVE FINANCIAL INSTRUMENTS

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

CURRENT ASSETS
Interest rate swaps – receivable	85	—	—	—
Forward foreign exchange contracts – receivable	1,065	2,587	1,065	2,587

	1,150	2,587	1,065	2,587

NON-CURRENT ASSETS
Interest rate swaps – receivable	131	—	—	—
Forward foreign exchange contracts – receivable	—	49	—	49

	131	49	—	49

AII-185

APPENDIX II	FINANCIAL INFORMATION OF FELIX

a)	Transition to AASB 132 and AASB 139

The consolidated entity took the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. At the date of transition to these standards of 1 July 2005, a post-tax decrease in liabilities of $9,210,000 for the consolidated entity and $6,661,000 for the company was recognised representing the reclassification of foreign currency cash flow hedges under AASB 139 from deferred hedge gains to the hedging reserve. For further information refer to notes 1(w) and 25.

b)	Instruments used by the consolidated entity

The consolidated entity enters into forward exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward exchange contracts is to reduce the foreign exchange rate related volatility of the consolidated entity’s revenue stream and thereby assist in risk management for the consolidated entity. Foreign currency speculation is specifically excluded. Forward foreign exchange contracts are entered for contracted future sales undertaken in foreign currencies and contracted future capital expenditure undertaken in foreign currencies.

The outstanding US$ contracts are hedging highly probable forecasted sales of coal, whereas the 2006 outstanding Euro contracts relate to capital expenditure for the Ashton Joint Venture underground project. The contracts are timed to mature when funds for coal sales are forecast to be received and when payments for major components of Ashton Joint Venture underground machinery are scheduled to be made. At balance date, the details of the outstanding forward exchange contracts are set out below. Refer note 38a for post balance date forward exchange contracts taken out.

	SELL UNITED STATES DOLLARS		AVERAGE EXCHANGE RATES

Settlement	2007	2006	2007	2006
	US$000	US$000	US$	US$

Less than 6 months	6,489	40,000	0.7717	0.7363
6 months to 1 year	20,000	70,000	0.8379	0.7386
1 year to less than 2 years	—	6,000	—	0.7388

	26,489	116,000	0.8207	0.7378

	BUY EUROS		AVERAGE EXCHANGE RATES

Settlement	2007	2006	2007	2006
	€000	€000	€	€

Less than 6 months	—	14,088	—	0.6141
6 months to 1 year	—	3,522	—	0.6141

	—	17,610	—	0.6141

AII-186

APPENDIX II	FINANCIAL INFORMATION OF FELIX

The exchange gains and losses on hedges of anticipated foreign currency sales, interest expense and capital expenditure are recognised in the hedging reserve and the timing of their anticipated recognition as part of sales, interest expense and capital expenditure are:

	CONSOLIDATED
	Net gain
	2007	2006
	$000	$000

Not later than 1 year	1,150	2,587
1 year to less than 2 years	106	49
2 years to less than 3 years	25	—

	1,281	2,636

Details of movements in the hedging reserve are set out in note 25.

c)	Credit risk exposures

Forward exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large financial institutions. The maximum credit risk exposure on forward exchange contracts is the full amount of the foreign currency that the consolidated entity pays when settlement occurs, should the counterparty entity fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is included in (b) above.

10	OTHER ASSETS (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Prepayments	1,239	449	80	92
Development costs	—	1,094	—	—
Overburden at cost	37,251	25,935	—	—

	38,490	27,478	80	92

11	TRADE AND OTHER RECEIVABLES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Secured Director loan – interest bearing	1,705	1,705	—	—
Loans to other entities – interest bearing	—	2,660	—	—
Advances to controlled entities	—	—	82,545	84,387
Less: accumulated impairment losses	—	—	(61,796)	(63,639)
Advances to associated entities	5,379	4,445	—	—

	7,084	8,810	20,749	20,748

AII-187

APPENDIX II	FINANCIAL INFORMATION OF FELIX

a)	Terms and conditions relating to above financial instruments

Loans to other entities represents a loan to Newcastle Coal Infrastructure Group Pty Ltd. The loan is interest bearing and unsecured. The loan principal and interest is repayable upon funding of the project, which is expected to occur by 30 June 2008. Accordingly the loan has been classified as current as at 30 June 2007 (refer note 8a).

Details regarding secured Director loans are set out in note 34.

Details regarding the advances to associated entities are set out in note 33.

b)	Effective interest rate risk

Information concerning the effective interest rate of trade and other receivables is set out in note 37.

c)	Fair Value

Advances to controlled entities by the company include a loan to White Mining Limited (WML) on acquisition to enable WML to repay the majority of its shareholder loans (refer note 34).

Advances to controlled entities by the company also include advances to SASE Pty Ltd (SASE) and Ballymoney Power Limited (Ballymoney) and an advance to Minerva Coal Pty Ltd which was acquired by the company on purchase of Minerva Coal Pty Ltd. Amounts receivable by the company from SASE and Ballymoney have been written down to nil value.

12	INVENTORY (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Coal at cost	20,468	17,850	—	—
Fuel at cost	295	972	—	—
Stock of spare parts	254	102	—	—
Stock of tyres	1,844	904	—	—

	22,861	19,828	—	—

AII-188

APPENDIX II	FINANCIAL INFORMATION OF FELIX

13	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

a)	Interest in associates

		CONSOLIDATED		CONSOLIDATED
		Carrying amount of investment		Percentage owned

Name of associate	Principal Activity	2007	2006	2007		2006
		$000	$000%			%

Unlisted
Australian Coal Processing Holdings	Pty Ltd Holding company	25	4,449	60	(i)	60	(i)
Ashton Coal Mines Limited	Real estate holder & sales agent	179	417	60	(ii)	60	(ii)
Australian Coal Processing Pty Ltd	Owned and operated a coal handling & processing plant for part of the year	—	—	60		60

		204	4,866

Each of the above associates is incorporated in Australia.

(i)	A controlled entity of White Mining Ltd, White Mining (NSW) Pty Limited (WMNSW), holds 60% (2006: White Mining Ltd 60%) of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a vote by Directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2006: WML 33.33%).

(ii)	A controlled entity of White Mining Ltd, White Mining (NSW) Pty Limited (WMNSW), holds 60% (2006: 60%) of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require unanimous resolution of the shareholders. Therefore major decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% (2006: 33.33%).

AII-189

APPENDIX II	FINANCIAL INFORMATION OF FELIX

			CONSOLIDATED		THE COMPANY
			2007	2006	2007	2006
		Note	$000	$000	$000	$000

b)	Carrying amount of investments in associates
	Balance at the beginning of the financial year		4,866	4,445	—	—
	Return of share capital from associate		(3,949)	—	—	—
	Disposal of 25% interest to IMC Austral		—	(1,112)	—	—
	Share of associates’ net profits	13c	(713)	1,533	—	—

	Carrying amount of investments in associates at the end of the financial year		204	4,866	—	—

c)	Share of associates’ (loss)/profit
	(Loss)/profit before income tax		(741)	1,803	—	—
	Recoupment of unrecognised share of associates’ losses from profit for the period		—	(165)	—	—
	Income tax benefit/(expense)		28	(105)	—	—

	(Loss)/profit after income tax		(713)	1,533	—	—

d)	Unrecognised share of associates’ losses
	Unrecognised share of associates’ losses at the beginning of the financial year		—	165	—	—
	Recoupment of unrecognised share of associates’ losses from profit for the period		—	(165)	—	—

	Unrecognised share of associates’ losses at the end of the financial year		—	—	—	—

e)	Summarised financial information of associates
	Assets		9,135	46,218	—	—
	Liabilities		(8,824)	(38,529)	—	—
	Revenues		(119,025)	(109,756)	—	—
	Profit		577	(2,830)	—	—

14	OTHER FINANCIAL ASSETS (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Controlled entities at cost (note 6)	—	—	256,736	258,083
Less: accumulated impairment losses	—	—	(15,343)	(15,343)

	—	—	241,393	242,740

AII-190

APPENDIX II	FINANCIAL INFORMATION OF FELIX

15	PROPERTY, PLANT & EQUIPMENT

a)	Property, plant & equipment

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Property, plant & equipment – at cost	36,110	45,931	583	500
Less: Accumulated depreciation	(11,768)	(10,652)	(258)	(181)

	24,342	35,279	325	319

Mine development – at cost	29,798	16,474	—	—
Less: Accumulated amortisation	(7,822)	(3,577)	—	—

	21,976	12,897	—	—

Freehold land and buildings – at cost	14,052	7,671	—	—
Less: Accumulated depreciation	(453)	(383)	—	—

	13,599	7,288	—	—

Plant & equipment under lease – at cost	34,677	33,835	—	—
Less: Accumulated amortisation	(10,416)	(4,348)	—	—

	24,261	29,487	—	—

Assets under construction – at cost	111,120	41,427	31	37

Land acquisition in progress	585	4,017	—	—

Total property, plant & equipment	195,883	130,395	356	356

AII-191

APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Assets pledged as security

Included in the balance of property, plant & equipment are assets over which charges listed in note 19 and note 20 have been granted as security.

The value of non-current assets pledged as security are:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Land & buildings	2,732	4,570	—	—
Mine development	21,976	12,897	—	—
Plant & equipment	24,342	35,279	325	319
Plant & equipment under lease	24,261	29,487	—	—
Assets under construction	111,120	41,427	31	37
Other financial assets	—	—	92	92

	184,431	123,660	448	448

c)	Reconciliations

Reconciliation of the carrying amounts of property, plant and equipment at the beginning and end of the year.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Plant & equipment
Carrying amount at beginning	35,279	9,520	319	362
Additions	91	1,126	—	60
Transfers	87	28,348	422	—
Disposals	(6,174)	(1,052)	(263)	—
Depreciation expense	(4,941)	(2,663)	(153)	(103)

	24,342	35,279	325	319

Mine development
Carrying amount at beginning	12,897	18,921	—	—
Additions	2,778	2,210	—	—
Transfers	10,155	(1,453)	—	—
Disposals	(1,783)	(4,804)	—	—
Depreciation expense	(2,071)	(1,977)	—	—

	21,976	12,897	—	—

Freehold land & buildings
Carrying amount at beginning	7,288	4,881	—	—
Additions	2,153	2,442	—	—
Transfers	5,189	—	—	—
Disposals	(956)	—	—	—
Depreciation expense	(75)	(35)	—	—

	13,599	7,288	—	—

AII-192

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Leased plant & equipment
Carrying amount at beginning	29,487	26,805	—	—
Additions	3,861	6,542	—	—
Transfers	(1)	4,760	—	—
Disposals	(2,719)	(5,154)	—	—
Amortisation expense	(6,367)	(3,466)	—	—

	24,261	29,487	—	—

Assets under construction
Carrying amount at beginning	41,427	4,365	37	—
Additions	84,005	70,225	416	37
Transfers	(11,413)	(33,108)	(422)	—
Disposals	(2,899)	(55)	—	—

	111,120	41,427	31	37

Assets under construction primarily represent the development costs for the Ashton underground project. These costs will, when fully analysed, be transferred to their applicable class of property, plant and equipment.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Land acquisition in progress
Carrying amount at beginning	4,017	—	—	—
Additions	585	4,017	—	—
Transfers	(4,017)	—	—	—

	585	4,017	—	—

16	EXPLORATION AND EVALUATION ASSETS

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Exploration and evaluation assets	42,325	38,318	—	—
Provision for write-down to recoverable amount	(28,528)	(28,059)	—	—

	13,797	10,259	—	—

a)	Reconciliation

Reconciliation of the carrying amount of exploration and evaluation assets at the beginning and end of the year.

AII-193

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Exploration and evaluation – at cost

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Carrying amount at beginning	10,259	6,909	—	—
Additions	4,927	4,899	—	—
Disposals	(1,139)	(1,051)	—	—
Amortisation expense	(250)	(498)	—	—

	13,797	10,259	—	—

b)	Areas of interest

Expenditure carried forward at 30 June 2007 relates to exploration expenditure by subsidiary companies in the following areas of interest. The ultimate recoupment of this expenditure is dependent on the successful development and commercial exploitation, or alternatively, the sale, at a minimum of book value, of these areas of interest.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Athena	126	126	—	—
Yarrabee	1,867	2,024	—	—
Ashton	1,543	1,636	—	—
Moolarben	10,179	6,473	—	—
Minerva	82	—	—	—

	13,797	10,259	—	—

17	INTANGIBLES

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Yarrabee mining tenement – at cost	4,845	4,845	—	—
Less: Accumulated amortisation	(2,131)	(1,528)	—	—
Minerva mining tenement – at cost	7,781	7,781	—	—
Less: Accumulated amortisation	(645)	(249)	—	—
Ashton mining tenement – at cost	54,297	54,297	—	—
Less: Accumulated amortisation	(4,490)	(2,287)	—	—
Moolarben mining tenement – at cost	162,547	162,547	—	—

	222,204	225,406	—	—

Rail access rights – at cost	9,241	10,585	—	—
Less: Accumulated amortisation	(593)	(319)	—	—

	8,648	10,266	—	—

Computer software – at cost	545	509	545	509
Less: Accumulated amortisation	(245)	(32)	(245)	(32)

	300	477	300	477

Total intangible assets	231,152	236,149	300	477

AII-194

APPENDIX II	FINANCIAL INFORMATION OF FELIX

a)	Security

There is a First Registered Mortgage over mining tenements owned by the consolidated entity.

b)	Reconciliations

Reconciliations of the carrying amount of intangible assets at the beginning and end of the year.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Mining tenements – at cost
Carrying amount at beginning	225,406	245,644	—	—
Additions	—	3	—	—
Disposals	—	(17,849)	—	—
Amortisation expense	(3,202)	(2,392)	—	—

	222,204	225,406	—	—

Rail access rights – at cost
Carrying amount at beginning	10,266	—	—	—
Additions	1,529	10,585	—	—
Disposals	(2,783)	—	—	—
Amortisation expense	(364)	(319)	—	—

	8,648	10,266	—	—

Computer software – at cost
Carrying amount at beginning	477	—	477	—
Additions	22	509	22	509
Amortisation expense	(199)	(32)	(199)	(32)

	300	477	300	477

18	TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Unsecured
Trade creditors	31,249	33,283	786	1,795
Other creditors	2,203	5,837	108	37
Employee benefits	3,256	1,711	324	256

	36,708	40,831	1,218	2,088

AII-195

APPENDIX II	FINANCIAL INFORMATION OF FELIX

19	INTEREST-BEARING LIABILITIES (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Secured
Bank loan	10,250	16,600	3,500	16,600
Finance leases	7,182	5,801	—	—
Other loans	—	10,347	—	—

	17,432	32,748	3,500	16,600

20	INTEREST-BEARING LIABILITIES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Secured
Bank loan	65,375	75,625	12,125	15,625
Finance Leases	17,530	24,106	—	—

	82,905	99,731	12,125	15,625

a)	Terms & conditions relating to above financial instruments

i)	Finance leases have lease terms ranging up to 5 years with some having the option to purchase the asset at completion of the lease term for the assets’ market value or contracted value. The effective interest rates implicit in the leases range from 6.9% to 13.4%. Lease liabilities are secured by charges over the leased assets. Certain leases also contain restrictions requiring notification to the lessors of any further finance leases entered into.

ii)	At 30 June 2007 bank loans represent a number of facilities as detailed below.

Multi-option facility agreement – working capital facility

This is a revolving cash advance facility for working capital up to $27,400,000 and consists of a floating rate bill which at maturity can be rolled for 30, 60, 90, 120 or 180 days. Interest on the bill is charged at BBSY for the appropriate tenor plus a margin of 1.30% (2006: 1.80%), currently 7.84% (2006: 7.71%). At 30 June 2007 the drawn down amount was $Nil (2006: $13,100,000, classed as current).

Multi-option facility agreement – term debt facility

This is a loan for capital expenditure at the Minerva mine for $15,625,000 (2006: $19,125,000) and consists of a fixed bill rate in the amount of $13,794,000 (2006: $17,136,000) at a current interest rate of 7.30% (2006: 7.80%). The bill rolls quarterly with the rate fixed for the term of the loan. The facility also includes a floating rate bill of $1,831,000 (2006: $1,989,000) which at maturity can be rolled for 30, 60, 90, 120 or 180 days. Interest on the floating bill rate is charged at BBSY for the appropriate tenor plus a margin of 1.30% (2006: 1.80%), currently at 7.79% (2006: 7.83%). The term debt facility matures on 30 June 2010 and principal is repayable each quarter in the amount of $875,000. At 30 June 2007, the current portion of the loan is $3,500,000 (2006: $3,500,000) and the non-current portion of the loan is $12,125,000 (2006: $15,625,000).

AII-196

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Ashton Underground – syndicated facility agreement

This facility is for the development of the Ashton underground project for $60,000,000 and consists of a floating rate bill which at maturity can be rolled for 30, 60, or 90 days. Interest on the floating rate bill is charged at BBSY for the appropriate tenor plus a margin of 0.80%, currently 7.22% (2006: 6.78%). The facility matures on 31 December 2011 and principal is repayable each quarter in varying amounts, commencing 31 December 2007. The draw down amounts were required to be held in a drawdown holding account (refer note 7) and prior to project completion, amounts released from the drawdown holding account totalling $60,000,000 (2006: $9,000,000) attract an additional interest margin of 0.95% per annum. After project completion, amounts released from the drawdown holding account attract an additional interest margin of 0.70% (2006: 0.70%) per annum. At 30 June 2007, the current portion of the loan is $6,750,000 (2006: $Nil) and the non-current portion is $53,250,000 (2006: $60,000,000).

iii)	At 30 June 2006 other loans represented an access facilitation loan in which Minerva Mining Pty Ltd (formerly Sandhurst Mining Pty Ltd), as manager of the Minerva Joint Venture, agreed to pay Queensland Rail (QR) an access facilitation charge in return for QR facilitating ongoing access to and use of its railway for the railing of coal from the Minerva mine. The agreement had a term of 11 years from 1 January 2006 with the charge payable monthly in arrears. QR has exercised its option to call in the total amount owing after 12 months from the facility commissioning date of 1 January 2006.

b)	Effective interest rate risk

Further information concerning the effective interest rate of interest bearing liabilities is set out in note 37.

c)	Security

The above loans and other banking facilities are secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scrip liens exist over all the assets of certain entities in the consolidated entity. The terms of the charges preclude the assets being sold or being used as security for further mortgages or charges without permission of the other holders.

AII-197

APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Financing facilities available

At the reporting date, the following financing facilities had been negotiated and were available:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Note	$000	$000	$000	$000

Total Facilities
Working capital facility		27,400	27,400	27,400	27,400
Term debt facility		15,625	19,125	15,625	19,125
Underground syndicated facility		60,000	60,000	—	—
Indemnity/guarantee facility		27,000	37,000	27,000	37,000
Lease finance facility		24,712	29,907	—	—

		154,737	173,432	70,025	83,525

Facilities used at reporting date
Working capital facility		—	13,100	—	13,100
Term debt facility		15,625	19,125	15,625	19,125
Underground syndicated facility		60,000	60,000	—	—
Indemnity/guarantee facility	35	18,311	17,839	16,499	13,209
Lease finance facility		24,712	29,907	—	—

		118,648	139,971	32,124	45,434

Facilities unused at reporting date
Working capital facility		27,400	14,300	27,400	14,300
Term debt facility		—	—	—	—
Underground syndicated facility		—	—	—	—
Indemnity/guarantee facility		8,689	19,161	10,501	23,791
Lease finance facility		—	—	—	—

		36,089	33,461	37,901	38,091

21	PROVISIONS (CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Rehabilitation	1,121	1,967	—	—

	1,121	1,967	—	—

AII-198

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Provision for future rehabilitation of mine sites is made in accordance with note 1(s). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated during the next 12 months.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Movements in provision for rehabilitation
Carrying amount at beginning of financial year	1,967	1,756	—	—
Additional provision recognised	530	939	—	—
Amounts used	(41)	(585)	—	—
Transfers (refer note 23)	(1,256)	—	—	—
Amounts derecognised on disposal of interest in joint ventures	(79)	(143)	—	—

Carrying amount at end of year	1,121	1,967	—	—

22	TRADE AND OTHER PAYABLES (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Deferred Minerva payment	2,724	2,346	2,724	2,346
Unsecured loan – non-interest bearing	1,693	1,693	—	—

	4,417	4,039	2,724	2,346

23	PROVISIONS (NON-CURRENT)

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Employee benefits	—	78	—	78
Rehabilitation	5,481	3,220	—	—

	5,481	3,298	—	78

AII-199

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Rehabilitation

Provision for future rehabilitation of mine sites is made in accordance with note 1(s). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated after 12 months or at the end of the life of the mine.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000
Movements in provision for rehabilitation
Carrying amount at beginning of financial year	3,220	1,906	—	—
Additional provision recognised	1,148	1,993	—	—
Amounts used	—	(394)	—	—
Amounts derecognised on disposal of interest in joint ventures	(143)	(285)	—	—
Transfers (refer note 21)	1,256	—	—	—

Carrying amount at the end of the year	5,481	3,220	—	—

24	ISSUED CAPITAL

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$000	$000	$000	$000
a)	Share capital
	Issued and fully paid up ordinary shares, 196,155,038 (June 2006: 180,233,038)	444,378	420,133	444,378	420,133
	Issued and fully paid up B class shares, Nil (June 2006: 7,500,000)	—	15,525	—	15,525

		444,378	435,658	444,378	435,658

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

			2007		2006
		Notes	Number of shares	$000	Number of shares	$000
b)	Movements in shares on issue
	ORDINARY SHARES
	Beginning of the year		180,233,038	420,133	179,785,038	419,112
	Options exercised during the year 24d		8,422,000	6,384	448,000	5
	Transfer from options reserve on exercise of options	25b	—	2,336	—	1,016
	Conversion of B class shares to fully paid ordinary shares on 16 November 2006 (i)	24c	7,500,000	15,525	—	—

	End of the year		196,155,038	444,378	180,233,038	420,133

	B CLASS SHARES
	Beginning of the year		7,500,000	15,525	7,500,000	15,525
	Conversion of B class shares to fully paid ordinary shares on 16 November 2006 (i)	24c	(7,500,000)	(15,525)	—	—

	End of the year		—	—	7,500,000	15,525

(i)	On 15 April 2005, 82,000,000 ordinary shares, 7,500,000 A class shares and 7,500,000 B class shares were issued as consideration in the acquisition of 100% of White Mining Limited. The value placed on the ordinary shares was the market price at the date of acquisition of $2.30 per share. The value of the A class shares and the B class shares were $2.16 and $2.07 respectively, based on an independent valuation.

c)	Terms and conditions of issued capital

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle the holder to one vote either in person or by proxy, at a meeting of the company.

B Class shares

Until the B class shares converted to fully paid ordinary shares on 16 November 2006 they had no entitlement to participate in dividends, no voting rights, and were only entitled to participate in the capital of the company upon winding up to the extent of $0.01 per share. The B class shares converted to fully paid ordinary shares upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after 15 April 2005 exceeding the hurdle price of $3.50.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Share-based payment arrangements

The following options over ordinary fully paid shares existed during 2007 for the company and the consolidated entity.

Grant date	Expiry date	Exercise price	Balance at the beginning of the year 1 July 2006	Granted during the year	Exercised during the year	Forfeited or expired during the year	Balance at the end of the financial year 30 June 2007	Exercisable at the end of the year 30 June 2007
			No.	No.	No.	No.	No.	No.

19 November 2001	7 December 2008 (i)	$5.20	30,000	—	—	—	30,000	30,000
8 October 2003	8 October 2008 (ii)	$0.85	7,500,000	—	(7,500,000)	—	—	—
11 November 2004	30 June 2007 (iii)	$0.01	832,000	—	(832,000)	—	—	—
11 November 2004	30 June 2008 (iii)	$0.01	70,000	—	(70,000)	—	—	—
13 December 2005	12 December 2009 (iv)	$0.001	300,000	—	(20,000)	(80,000)	200,000	90,000
11 December 2006	10 December 2010 (v)	$0.001	—	100,000	—	—	100,000	—

TOTAL			8,732,000	100,000	(8,422,000)	(80,000)	330,000	120,000

Weighted average exercise price			$0.75	$0.001	$0.76	$0.001	$0.47	$1.30
Weighted average share price for options exercised during the year					$4.99
Weighted average remaining contractual life for options outstanding							2.20 years

The following options over ordinary fully paid shares existed during 2006 for the company and the consolidated entity.

Grant date	Expiry date	Exercise price	Balance at the beginning of the year 1 July 2005	Granted during the year	Exercised during the year	Forfeited or expired during the year	Balance at the end of the financial year 30 June 2006	Exercisable at the end of the year 30 June 2006
			No.	No.	No.	No.	No.	No.

19 November 2001	7 December 2008 (i)	$5.20	30,000	—	—	—	30,000	—
8 October 2003	8 October 2008 (ii)	$0.85	7,500,000	—	—	—	7,500,000	7,500,000
11 November 2004	30 June 2007 (iii)	$0.01	1,280,000	—	(448,000)	—	832,000	—
11 November 2004	30 June 2008 (iii)	$0.01	70,000	—	—	—	70,000	—
13 December 2005	12 December 2009 (iv)	$0.001	—	300,000	—	—	300,000	60,000

TOTAL			8,880,000	300,000	(448,000)	—	8,732,000	7,560,000

Weighted average exercise price			$0.74	$0.001	$0.01	—	$0.75	$0.82
Weighted average share price for options exercised during the year					$2.56
Weighted average remaining contractual life for options outstanding							2.16 years

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(i)	Options exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of $5.20. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights.

(ii)	15,000,000 options were issued as part consideration in the purchase of Yarrabee Coal Company Pty Ltd. The options were exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of $0.85. Options carry no dividend or voting rights and are non-transferable.

(iii)	Grants of options during 2005 were approved by shareholders at the Annual General Meeting for 2004 held on 11 November 2004. The options were granted to certain Directors and other key management personnel. Options were granted for no cash consideration and are exercisable anytime from immediately upon the performance hurdle being met until the expiry date. Options carry no dividend or voting rights and are non-transferable.

(iv)	Options granted under the Felix Resources Operations General Managers’ Equity Participation Plan. 60,000 options vest immediately, 75,000 on 13 December 2006 and 2007, and 90,000 on 13 December 2008. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $1.73 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The model inputs for options granted during 2006 included:

(a)	grant date 13 December 2005

(b)	weighted average share price at grant date $1.91

(c)	exercise price $0.001

(d)	expected volatility 55%

(e)	expiry date 12 December 2009

(f)	expected dividends 2.50%

(g)	risk-free interest rate 5.18%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(v)	Options granted under the Felix Resources Operations General Managers’ Equity Participation Plan. 25,000 options vest on 11 December 2007, 35,000 on 11 December 2008, and 40,000 on 11 December 2009. The options are exercisable at any time from their vesting date until the expiry date or six months after the General Manager ceases to be a General Manager. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair value of $4.00 at grant date was determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

The model inputs for options granted during 2007 included:

(a)	grant date 11 December 2006

(b)	weighted average share price at grant date $4.16

(c)	exercise price $0.001

(d)	expected volatility 43%

(e)	expiry date 10 December 2010

(f)	expected dividends 1.00%

(g)	risk-free interest rate 5.86%

The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

(vi)	Forfeited or expired options were those granted under the Felix Resources Operations General Managers’ Equity Participation Plan which have lapsed as they were not exercised by a previous General Manager within six months of leaving the employment of Felix Resources Limited.

Total expenses arising from share-based payment transactions recognised during the year as part of employee benefits expense were as follows:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Options granted	593	1,788	593	1,788

25	RESERVES & ACCUMULATED LOSSES

a)	Composition of reserves

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Options reserve	399	2,142	399	2,142
Capital profits	4,285	4,285	4,285	4,285
Foreign currency translation	424	424	—	—
Hedging reserve	1,573	3,961	1,422	3,961

	6,681	10,812	6,106	10,388

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Movements in reserves

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Note	$000	$000	$000	$000

Options reserve
Balance at beginning of year		2,142	1,370	2,142	1,370
Non-cash share-based payments expense		593	1,788	593	1,788
Options exercised, transfer to share capital	24b	(2,336)	(1,016)	(2,336)	(1,016)

Balance at end of year		399	2,142	399	2,142

Capital profits

Balance at beginning of year		4,285	4,285	4,285	4,285

Balance at end of year		4,285	4,285	4,285	4,285

Foreign currency translation
Balance at beginning of year		424	424	—	—
Translation of assets & liabilities of foreign operations		—	—	—	—

Balance at end of year		424	424	—	—

Hedging reserve
Balance at beginning of year		3,961	—	3,961	—
Adjustments on adoption of
AASB 132 and AASB 139, net of tax		—	9,210	—	6,661
Gains recognised		2,656	262	2,440	262
Transferred to profit		(6,067)	(7,761)	(6,067)	(4,119)
Deferred and current tax		1,023	2,250	1,088	1,157

Balance at end of year		1,573	3,961	1,422	3,961

c)	Nature and purpose of reserves

Options reserve

The options reserve is used to recognise the fair value of options issued but not exercised. The options comprising this reserve are those issued as consideration for the purchase of Yarrabee Coal Company Pty Ltd, along with Director, key management personnel and employee share-based payment options.

AII-205

APPENDIX II	FINANCIAL INFORMATION OF FELIX

Capital profits

The capital profits reserve was used to record non-trading capital profits. The reserve has not changed in a number of years.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1v. The reserve is recognised in profit and loss when the net investments are disposed of.

Hedging reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge which are recognised directly in equity, as described in note 1w. Amounts are recognised in the income statement when the associated hedged transaction affects the income statement.

d)	Accumulated losses

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000
Accumulated losses at the beginning of the year (i) & (ii)	(91,936)	(118,524)	(115,746)	(120,749)
Profit attributable to members of Felix Resources Limited (ii)	46,957	30,103	23,002	8,518
Dividends paid	(7,210)	(3,515)	(7,210)	(3,515)

Balance at the end of the year	(52,189)	(91,936)	(99,954)	(115,746)

(i)	The correction of a mis-allocation of minority interest losses in the previous financial year is detailed below.

AASB 127 Consolidated and Separate Financial Statements requires that losses applicable to the minority interest in a consolidated subsidiary be allocated against the majority except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. On adoption of Australian equivalents to International Financial Reporting Standards in the previous financial year, the allocation of losses incorrectly included the reserves for one particular subsidiary.

This had the effect of understating consolidated accumulated losses by $1,781,000 and outside equity interest in controlled entities by $1,781,000 as at 1 July 2005.

This has been corrected by restating each of the affected financial line items for the prior year, as described above.

(ii)	The correction of an omission in recording share-based payment expense in the previous financial year is detailed below.

The share-based payment expense relating to options for general managers was omitted from the parent company profit for the year ended 30 June 2006. This had the effect of understating the parent company option reserve by $238,000 and the parent company accumulated losses by $238,000 as at 30 June 2006. This also had the effect of overstating the parent company profit before income tax and after income tax by $238,000 for the year ended 30 June 2006.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

This omission has been corrected by restating each of the affected financial line items for the prior year, as described above.

26	MINORITY INTEREST

	CONSOLIDATED
	2007	2006
	$000	$000

Interest in:
Issued capital	961	961
Accumulated losses	(759)	(961)
Reserves	3,127	1,781

	3,329	1,781

27	EARNINGS PER SHARE

a)	Reconciliation of earnings used in calculating earnings per share

	CONSOLIDATED
	2007	2006
	$000	$000

Profit after income tax	47,159	30,103
Profit attributable to minority interest	(202)	—

Profit attributable to the ordinary equity holders of Felix Resources Limited used in calculating basic and diluted earnings per share	46,957	30,103

b)	Weighted average number of shares used in calculating earnings per share

	CONSOLIDATED
	2007	2006
	No. of shares	No. of shares

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	186,380,197	180,203,580

Adjustments for calculation of diluted earnings per share:
Options	203,905	4,915,409

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	186,584,102	185,118,989

c)	The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares used in the calculation of diluted earnings per share

B Class shares	—	7,500,000
Options	30,000	932,000

	30,000	8,432,000

d)	Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted earnings per share

Options converted	16,040	29,329

For terms and conditions relating to the above potential ordinary shares, refer to note 24.

AII-207

APPENDIX II	FINANCIAL INFORMATION OF FELIX

28	CASH FLOW STATEMENTS

a)	Reconciliation of the profit after income tax to the net cash flows from continuing operations

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Profit after income tax	47,159	30,103	23,002	8,518
Dividends received	—	—	(7,210)	(3,222)
Depreciation of non-current assets	7,087	4,675	153	103
Amortisation of leased assets	6,367	3,466	—	—
Amortisation of mining tenements	3,202	2,392	—	—
Amortisation of exploration	250	498	—	—
Amortisation of other intangible assets	563	351	199	32
Amortisation of Minerva deferred purchase consideration	378	153	378	153
Net (gain)/loss on disposal of property, plant & equipment	(13)	116	(21)	—
Net (gain) on disposal of available-for-sale financial assets	(1,136)	(71)	—	(71)
Net (gain)/loss on disposal of 28.7% of Minerva & Athena Joint Ventures	(28,208)	—	79	—
Net (gain) on disposal of 25% of Ashton Joint Venture	—	(4,270)	—	—
Net (gain) on disposal of 10% of Moolarben Coal Project	(17,956)	—	—	—
Non-cash foreign currency (gains) transferred to profit for the year	(1,032)	(7,761)	(968)	(4,118)
Share-based payments expense	593	1,788	593	1,788
Share of net losses/(profits) of associates accounted for using the equity method	713	(1,533)	—	—
Provision for write-down on advances to controlled entities	—	—	(1,843)	(334)
Changes in assets and liabilities, net of effects from disposal of interests in joint ventures and projects (refer note 2c) Decrease/(increase) in trade & other receivables	22,203	(7,639)	(2,212)	(629)
(Increase)/decrease in prepayments	(820)	2,044	12	85
(Increase) in overburden in advance	(15,044)	(11,980)	—	—
(Increase) in inventory	(3,755)	(7,562)	—	—
Decrease in tax assets	—	4,308	—	—
Decrease in development assets	1,075	401	—	—
(Increase) in deferred tax assets	(20,605)	(42,964)	(11,878)	(2,938)
(Decrease)/increase in trade and other creditors	(4,920)	9,184	(905)	313
Increase/(decrease) in employee benefits	1,467	711	(10)	13
Increase in rehabilitation provision	1,637	1,953	—	—
Increase/(decrease) in tax provision	56	(400)	—	(507)
Increase/(decrease) in deferred tax liability	22,124	45,273	(725)	505

Net cash inflow/(outflow) from operating activities	21,385	23,236	(1,356)	(309)

AII-208

APPENDIX II	FINANCIAL INFORMATION OF FELIX

b)	Reconciliation of cash

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Cash balance comprises:
Cash at bank	11,495	9,874	4,777	2,684
Short-term deposits	5,965	69,493	5,501	13,014

Closing cash balance	17,460	79,367	10,278	15,698

c)	Disposal of 28.7% interest in Minerva & Athena Joint Ventures

Effective 1 July 2006 the consolidated entity disposed of 21.4% of its interest in the Minerva and Athena Joint Ventures. This transaction decreased Felix’s interest in the joint ventures from 70% to 55%. Effective 1 October 2006 the consolidated entity disposed of 7.3% of its interest in the Minerva and Athena Joint Ventures. This transaction decreased Felix’s interest in the joint ventures from 55% to 51%. The disposal details are:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$000	$000	$000	$000

Consideration:
Cash received		42,100	—	1,267	—

Net asset of the Minerva & Athena Joint Ventures disposed:
Cash and cash equivalents		579	—	—	—
Trade and other receivables		277	—	—	—
Inventory		722	—	—	—
Other current assets		3,777	—	—	—
Non-current other financial assets		1,346	—	1,346	—
Property, plant & equipment		13,024	—	—	—
Intangible assets		2,784	—	—	—
Trade and other payables		(2,906)	—	—	—
Interest bearing liabilities		(5,489)	—	—	—
Provision		(222)	—	—	—

Carrying amount of net assets disposed		13,892	—	1,346	—

Gain on disposal before tax	2c	28,208	—	(79)	—

Net cash effect:
Cash included in the net assets disposed		(579)	—	—	—
Cash consideration		42,100	—	1,267	—

Cash inflow		41,521	—	1,267	—

AII-209

APPENDIX II	FINANCIAL INFORMATION OF FELIX

d)	Disposal of 10% interest in Moolarben Coal Project

Effective 30 June 2007 the consolidated entity disposed of 10% of its interest in the Moolarben Coal Project. The disposal details for the first tranche of this disposal are (refer note 38b):

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Note	$000	$000	$000	$000

Consideration:
Cash receivable		20,000	—	—	—

Net assets of the Moolarben Coal Project disposed:
Exploration & evaluation assets		1,139	—	—	—
Freehold land & buildings		905	—	—	—

Carrying amount of assets disposed		2,044	—	—	—

Gain on disposal before tax	2c	17,956	—	—	—

The cash receivable of $20,000,000 is shown as a receivable from Sojitz Moolarben Resources Pty Limited (refer note 8).

AII-210

APPENDIX II	FINANCIAL INFORMATION OF FELIX

e)	Disposal of 25% interest in Ashton Coal Joint Venture to IMC Austral

Effective 1 July 2005 the consolidated entity disposed of 25% of its interest in the Ashton Coal Joint Venture. The disposal details are:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
	Note	$000	$000	$000	$000

Consideration:
Cash received		—	29,838	—	—

Net assets of the Ashton Joint Venture disposed:
Cash and cash equivalents		—	374	—	—
Trade and other receivables		—	1,707	—	—
Inventory		—	638	—	—
Prepayments		—	53	—	—
Investments in associates		—	1,111	—	—
WDV of property, plant & equipment		—	10,776	—	—
Exploration and evaluation assets		—	877	—	—
Mining tenements		—	17,849	—	—
Trade and other creditors		—	(2,047)	—	—
Leases and equipment loans		—	(5,188)	—	—
Provisions		—	(582)	—	—

Carrying amount of net assets disposed		—	25,568	—	—

Gain on disposal before tax	2c	—	4,270	—	—

Net cash effect:
Cash included in the net assets disposed		—	(374)	—	—
Cash consideration		—	29,838	—	—

Cash inflow		—	29,464	—	—

f)	Non-cash financing and investing activities

Finance lease transactions

During the year the consolidated entity acquired plant and equipment with an aggregate fair value of $3,860,000 (2006: $11,301,000) by means of finance leases. These acquisitions are not included in the Cash Flow Statements.

Other non-cash financing transactions

During the year the consolidated entity also acquired rail access rights with a fair value of $869,000 (2006: $10,585,000) by means of an access facilitation loan with Queensland Rail. These acquisitions are not included in the Cash Flow Statements. Refer note 20(a) (iii) for details regarding the loan.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

29	JOINT VENTURES

a)	Interest in Joint Venture Operations

A controlled entity, Yarrabee Coal Company Pty Ltd, has a 50% interest in the output of Boonal Joint Venture whose principal activity is the provision of a coal haul road and train load out facilities.

A controlled entity, Proserpina Coal Pty Ltd, has a 51% (2006: 70%) interest in the output of the Minerva Joint Venture whose principal activity is the development and operation of an open cut coal mine.

A controlled entity, White Mining (NSW) Pty Limited, has a 60% interest in the output of the Ashton Joint Venture whose principal activity is the development and operation of open cut and underground coal mines.

A controlled entity, Moolarben Coal Mines Pty Limited, has a 90% interest in the output of the Moolarben Coal Joint Venture whose principal activity will be the development and operation of open cut and underground coal mines (refer note 38b).

The consolidated entity’s interest in the assets employed in the joint ventures are included in the consolidated balance sheet, in accordance with accounting policy note 1j under the following classifications:

	CONSOLIDATED
	2007	2006
	$000	$000

CURRENT ASSETS
Cash and cash equivalents	867	4,019
Trade and other receivables	3,576	4,627
Inventories	10,384	5,365
Other	20,918	16,845

Total current assets	35,745	30,856

NON-CURRENT ASSETS
Trade and other receivables	5,371	4,438
Property, plant & equipment	175,451	111,360
Exploration and evaluation assets	12,588	2,351
Intangible assets	220,377	62,275

Total non-current assets	413,787	180,424

SHARE OF ASSETS EMPLOYED IN JOINT VENTURE OPERATIONS	449,532	211,280

AII-212

APPENDIX II	FINANCIAL INFORMATION OF FELIX

30	EXPENDITURE COMMITMENTS

a)	Capital expenditure commitments

Estimated capital expenditure contracted for at reporting date, but not provided for:

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$000	$000	$000	$000

i)	Plant and equipment not later than one year share of joint venture	756	2,730	—	—
	other	67	—	—	—

ii)	Underground development not later than one year share of joint ventures	421	31,868	—	—

iii)	Mine development not later than one year share of joint venture	1,006	—	—	—

b)	Lease expenditure commitments

i)	Operating leases (non-cancellable)
	Minimum lease payments not later than one year	1,352	1,119	92	—
	later than one year and not later than five years	2,027	2,664	—	—

	Aggregate lease expenditure contracted for at balance date	3,379	3,783	92	—

Operating leases have remaining lease terms ranging from six months to five years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment. The consolidated entity does not have the option to purchase the leased assets at the expiry of the lease period.

AII-213

APPENDIX II	FINANCIAL INFORMATION OF FELIX

	2007 Minimum lease payments	2007 Present value of lease	2006 Minimum lease payments	2006 Present value of lease
	$000	$000	$000	$000

ii) Finance leases
Consolidated
not later than one year	9,261	7,182	8,499	5,801
later than one year and not later than five years	19,470	17,530	28,297	24,106
Total minimum lease payments	28,731	24,712	36,796	29,907
Less future finance charges	(4,019)	—	(6,889)	—

Present value of minimum lease payments	24,712	24,712	29,907	29,907

The Company
not later than one year	—	—	—	—
later than one year and not later than five years	—	—	—	—
Total minimum lease payments	—	—	—	—
Less future finance charges	—	—	—	—

Present value of minimum lease payments	—	—	—	—

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$000	$000	$000	$000

Finance leases are included in the financial statements as:
current lease liability	7,182	5,801	—	—
non-current lease liability	17,530	24,106	—	—

	24,712	29,907	—	—

Finance leases relate to mining vehicles and machinery with lease terms between 3 and 5 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

AII-214

APPENDIX II	FINANCIAL INFORMATION OF FELIX

31	KEY MANAGEMENT PERSONNEL

a)	Directors

The following persons were Directors of Felix Resources Limited during the year ended 30 June 2007.

Name	Position

Travers Duncan	Chairman (non-executive) (appointed 2 April 2007)
Deputy Chairman (non-executive) (to 1 April 2007)

Brian Flannery	Managing Director (appointed 20 March 2006)
Executive Director (to 19 March 2006)

John Kinghorn	Director (non-executive) (appointed 1 September 2005)

Ian McCauley	Chairman (non-executive) (resigned 21 March 2007) John

Rawlins	Director (non-executive) (resigned 21 March 2007)

Anthony McLellan	Director (non-executive) (resigned 25 June 2007)

b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the year ended 30 June 2007.

Name	Position	Employer

Mark McCauley	Chief Financial Officer, General Manager Strategic Development and Co-Company Secretary (resigned 28 February 2007)	Felix Resources Limited

David Knappick	Chief Financial Officer (appointed 28 February 2007, formerly a finance consultant to the group)	Felix Resources Limited

Joseph Butta	General Manager Marketing (appointed 14 January 2005)	Felix Resources Limited

Kylie Anderson	Co-Company Secretary (resigned 17 October 2006 and remained as a finance consultant until 28 February 2007)	Felix Resources Limited

c)	Key management personnel compensation

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Short-term employee benefits	1,613,223	1,951,283	1,613,223	1,951,283
Post-employment benefits	107,500	221,281	107,500	221,281
Other long-term benefits	—	—	—	—
Termination benefits	—	433,300	—	433,300
Share-based payment	397,804	1,550,471	397,804	1,550,471

	2,118,527	4,156,335	2,118,527	4,156,335

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Further details regarding the compensation of key management personnel, including Directors, can be found in the Remuneration Report within the Directors Report.

d)	Option holdings

The number of options over ordinary shares in the company held during the financial year by Directors of the company or other key management personnel of the consolidated entity, including their related parties, are set out below.

2007	Balance at beginning of year 1 July 2006	Granted as remuneration	Options exercised	Balance at end of year 30 June 2007	Vested at 30 June 2007
					Total	Not exercisable	Exercisable

Directors
Ian McCauley (1)	3,750,000	—	(3,750,000)	—	—	—	—
John Rawlins (1)	3,750,000	—	(3,750,000)	—	—	—	—
Anthony McLellan	70,000	—	(70,000)	—	—	—	—
Other key management personnel
Mark McCauley	312,000	—	(312,000)	—	—	—	—

Total	7,882,000	—	(7,882,000)	—	—	—	—

2006	Balance at beginning of year 1 July 2005	Granted as remuneration	Options exercised	Balance at end of year 30 June 2006	Vested at 30 June 2006
					Total	Not exercisable	Exercisable

Directors
Ian McCauley	3,750,000	—	—	3,750,000	3,750,000	—	3,750,000
John Rawlins	3,750,000	—	—	3,750,000	3,750,000	—	3,750,000
Jon Parker (2)	830,000	—	(280,000)	550,000	—	—	—
Anthony McLellan	70,000	—	—	70,000	—	—	—
Other key management personnel
Mark McCauley	480,000	—	(168,000)	312,000	—	—	—

Total	8,880,000	—	(448,000)	8,432,000	7,500,000	—	7,500,000

(1)	Resigned 21 March 2007. Options were under contract on that date and were exercised on 14 May 2007 following FIRB approval.
(2)	Option holding at resignation date, 20 March 2006.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

e)	Shareholdings

The numbers of shares in the company held during the financial year by Directors of the company and other key management personnel of the consolidated entity, including their related parties, are set out below.

2007	Balance at beginning of year 1 July 2006	Granted as remuneration	Options exercised	Net change other	Balance at end of year 30 June 2007	Held nominally 30 June 2007

Directors
Ian McCauley (1)	15,193,050	—	3,750,000	(18,943,050)	—	—
John Rawlins (1)	15,082,586	—	3,750,000	(18,832,586)	—	—
Anthony McLellan	—	—	70,000	(70,000)	—	—
Brian Flannery (6)	27,200,000	—	—	2,250,000	29,450,000	—
Travers Duncan (6)	27,698,706	—	—	2,250,000	29,948,706	—
Other key management personnel
Mark McCauley (7)	168,000	—	312,000	—	480,000	—
David Knappick (6)	13,425,000	—	—	1,125,000	14,550,000	—
Joseph Butta (6)	8,950,000	—	—	750,000	9,700,000	—

Total	107,717,342	—	7,882,000	(31,470,636)	84,128,706	—

2006	Balance at beginning of year 1 July 2005	Granted as remuneration	Options exercised	Net change other	Balance at end of year 30 June 2006	Held nominally 30 June 2006

Directors
Ian McCauley	15,193,050	—	—	—	15,193,050	—
John Rawlins	15,082,586	—	—	—	15,082,586	—
Jon Parker (5)	560,000	—	280,000	40,000	880,000	—
Anthony McLellan	60,000	—	—	(60,000)	—	—
Brian Flannery (2)	26,850,000	—	—	350,000	27,200,000	—
Travers Duncan (2)	26,850,000	—	—	848,706	27,698,706	—
Other key management personnel
Mark McCauley	—	—	168,000	—	168,000	168,000
David Knappick (3)	13,425,000	—	—	—	13,425,000	—
Joseph Butta (4)	8,950,000	—	—	—	8,950,000	—

Total	106,970,636	—	448,000	1,178,706	108,597,342	168,000

(1)	Shareholdings at resignation date, 21 March 2007. Options and shareholdings were under contract on that date and were exercised/sold on 14 May 2007 following FIRB approval.
(2)	Each amount includes 2,250,000 B class shares.
(3)	Includes 1,125,000 B class shares.
(4)	Includes 750,000 B class shares.
(5)	Shareholdings at resignation date 20 March 2006.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

(6)	Net change other relates to the conversion of B class shares to ordinary shares on 16 November 2006.
(7)	Shareholding at date of resignation, 28 February 2007.

The rights attaching to B class shares are detailed in Note 24.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Aggregate proceeds received from Directors and other key management personnel on the exercise of options and recognised as issued capital	6,384,020	4,480	6,384,020	4,480

Fair value of shares issued to Directors and other key management personnel on the exercise of options as at their issue date	42,010,760	1,146,880	42,010,760	1,146,880

32	AUDITORS’ REMUNERATION

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Amounts paid or payable to BDO Kendalls for:
an audit or review of the financial report of any entity in the consolidated entity	352,939	169,572	239,500	166,572
non-audit services in relation to any entity in the consolidated entity
tax consulting	50,211	198,326	50,211	183,836
tax compliance	145,438	194,615	145,438	190,040
assurance related	—	3,800	—	3,800
Amounts paid or payable to a related practice of BDO Kendalls for:
an audit or review of the financial report of any entity in the consolidated entity	—	5,297	—	5,297
non-audit services in relation to any entity in the consolidated entity
tax compliance	—	2,335	—	2,335
Amounts paid or payable to auditors other than BDO Kendalls for:
an audit or review of the financial report of subsidiary entities	—	3,199	—	—

	548,588	577,144	435,149	551,880

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

33	RELATED PARTY TRANSACTIONS, EXCLUDING DIRECTORS & OTHER KEY MANAGEMENT PERSONNEL

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

1)	Parent entity and subsidiaries

The ultimate parent entity in the consolidated entity is Felix Resources Limited.

The consolidated entity consists of Felix Resources Limited and its controlled entities, the ownership interests of which are set out in note 6.

Transactions between Felix Resources Limited and other entities in the consolidated entity during the years ended 30 June 2007 and 2006 consisted of:

a)	loans advanced by Felix Resources Limited

b)	loans repaid to Felix Resources Limited

c)	the payment of interest on the above loans

d)	the payment of dividends to Felix Resources Limited

e)	the provision of administration, accounting, management, marketing and hire services by Felix Resources Limited and other entities in the consolidated entity, and

f)	transactions between Felix Resources Limited and its Australian controlled entities under the tax sharing agreement described in note 4.

2)	Associates and joint ventures

Associated entities are set out in note 13 and joint ventures in which the consolidated entity is a venturer are set out in note 29.

Transactions with associates and joint ventures during the years ended 30 June 2007 and 2006 consisted of:

a)	loans advanced by Felix Resources Limited, subsidiaries or joint ventures to associated entities

b)	loans repaid to Felix Resources Limited, subsidiaries or joint ventures from associated entities

c)	sales of coal by a subsidiary to an associated entity under terms and conditions specified in the Ashton Coal Joint Venture Agreement

d)	payments by a joint venture to an associated entity under terms and conditions specified in the BOOT contract between Ashton Coal Operations Pty Limited and Australian Coal Processing Pty Ltd

e)	the provision of administration, accounting, marketing, management and hire services by Felix Resources Limited or subsidiaries to associated entities and joint ventures

f)	sale of excavator by Felix Resources Limited to a joint venture

g)	purchase of coal by a joint venture from a subsidiary.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

3)	Transactions with related parties

The following transactions occurred with related parties:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Sales of goods and services
Sales of coal to associated entities	70,525,723	56,505,621	—	—
Sales of management and marketing services to controlled entities	—	—	1,152,000	1,136,100
Sales of marketing services to associated entities	220,800	8,320	552,000	20,800
Sales of management and marketing services to joint ventures	1,616,484	1,262,076	1,533,600	1,394,400
Sale of excavator to joint venture	100,000	—	250,000	—

Purchase of goods and services
Purchase of coal preparation and handling services by joint ventures from associated entities	—	4,631,222	—	—
Purchase of coal by Minerva Joint Venture from Yarrabee Coal Company Pty Ltd	2,690,899	—	—	—

Dividend Revenue
Dividends received from subsidiaries	—	—	7,210,000	3,222,000

Doubtful debt expense
Write-down of receivables from subsidiary	—	—	—	—
Reversal of write-down of receivables from subsidiary	—	—	(1,849,459)	(414,480)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

4)	Outstanding balances arising from transactions with related parties

Balances outstanding at the reporting date to related parties are unsecured and subordinate to other liabilities. Balances outstanding at the reporting date from related parties are also unsecured, non-interest bearing and repayable on demand.

The following balances are outstanding at the reporting date in relation to transactions with related parties.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured non-interest bearing loan	—	—	3,228,831	3,228,831
Advance to Minerva Coal Pty Ltd	—	—	82,225	86,000
Advances to 100% owned subsidiaries	—	—	65,480,914	68,704,457
Trade Debtors
Receivable from Ashton Coal Mines Limited	549,540	5,841,916	—	—
Receivable from controlled entities
Receivables from 100% owned subsidiaries under tax sharing agreement	—	—	10,503,925	8,494,134

Non-current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured, non-interest bearing loan	—	—	748,285	748,285
Receivable from SASE Pty Ltd being an unsecured, non-interest bearing loan	—	—	31,272,311	33,121,770
Less: accumulated impairment losses	—	—	(31,272,311)	(33,121,770)
Receivable from 100% owned subsidiaries	—	—	50,524,000	50,517,380
Less: accumulated impairment losses	—	—	(30,524,000)	(30,517,380)
Advances to associated entities
Receivable from Ashton Coal Mines Limited being an unsecured, non-interest bearing loan	5,378,938	4,515,916	—	—

Current Payables
Trade Creditors
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Australian Coal Processing Pty Ltd	58,608	968,719	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

34	TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Transactions with Directors of the company and other key management personnel, including their related parties, are on commercial terms and conditions no more favourable than those available to other parties under similar circumstances unless otherwise stated.

1)	Transactions

Profit after tax includes the following items of expenses that resulted from transactions with Directors of the company and other key management personnel, including their related parties.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$
Payment to Aedion Pty Ltd from Yarrabee Coal Company Pty Ltd for accommodation. Mr. J. Rawlins is a Director of Aedion Pty Ltd	7,800	29,467	—	—
Payments to Rawmac Pastoral Pty Ltd for access licence fees. Rawmac Pastoral Pty Ltd is controlled by Mr. I. McCauley and Mr. J. Rawlins	6,000	6,000	—	—
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited as operator of the Ashton Joint Venture for mining contracting and equipment hire. Mr. T. Duncan, Mr. B. Flannery, Mr. D. Knappick and Mr. J. Butta are the majority shareholders in Coalroc Contractors Pty Ltd	1,135,004	255,803	—	—
Payments to Coalroc Contractors Pty Ltd by Australian Coal Processing Pty Ltd for trade services	1,264	141,322	—	—
Payments to Coalroc Contractors Pty Ltd by UCC Energy Pty Limited for trade services	1,040	—	—	—
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited as operator of the Ashton Joint Venture for interest on finance leases	158,759	—	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for trade services. Coalroc Contractors Pty Ltd owns 50% of the share capital of Yunaga Mine Services Pty Ltd	697,347	587,215	—	—
Payment to Yunaga Mine Services Pty Ltd by Australian Coal Processing Pty Ltd for trade services	1,168	22,123	—	—
Payment to Yunaga Mine Services Pty Ltd by Ashton Coal Mines Limited for trade services	18,210	—	—	—
Payments to Yunaga Mine Services Pty Ltd by UCC Energy Pty Limited for trade services	—	3,614	—	—

Total recognised as expenses	2,026,592	1,045,544	—	—

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

Assets and liabilities include the following items that resulted from transactions with Directors of the company and other key management personnel, including their related parties.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Non-current property, plant & equipment
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as the operator of the Ashton Joint Venture for mining contracting and equipment hire	1,811,478	2,154,427	—	—
Finance lease charges capitalised – note 3(a)	619,609	108,181	—	—
Fair value of leased plant & equipment acquired from Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	2,061,299	5,863,801	—	—
Fair value of land and buildings acquired from Aedion Pty Ltd by Yarrabee Coal Company Pty Ltd.
Mr. J. Rawlins is a Director of Aedion Pty Ltd	412,845	—	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting	50,127	—	—	—

Total recognised as assets	4,955,358	8,126,409	—	—

Interest bearing liabilities
Current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	3,105,641	2,059,224	—	—
Non-current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	2,179,509	3,804,577	—	—

Total recognised as liabilities	5,285,150	5,863,801	—	—

Finance lease agreements with Coalroc Contractors Pty Ltd relate to mining equipment and have lease terms ranging up to 3 years and 3 months with the option to purchase the assets at completion of the lease term for the contracted value. The effective discount rate implicit in the leases range from 12% – 13.4%.

Lease liabilities are secured by the leased assets. The equipment was used in the development of the Ashton underground mine and therefore the finance charges paid as part of the minimum lease payments are capitalised as assets under construction within property, plant & equipment as noted in note 3(a). The finance charges stopped being capitalised once the Ashton underground mine began production in April 2007.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

2)	Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with Directors of the company and other key management personnel, including their related parties.

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$

Current payables
Trade Creditors
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Coalroc Contractors Pty Ltd	245,196	211,230	—	—
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Yunaga Mines Services Pty Ltd	—	8,848	—	—
Payable by Yarrabee Coal Company Pty Ltd to Rawmac Pastoral Pty Ltd	3,300	—	—	—

Total recognised as liabilities	248,496	220,078	—	—

3)	Loans from related parties of Directors and other key management personnel

	CONSOLIDATED
2006	Balance in current payables 1 July 2005	Repayments made to related party	Balance in current payables 30 June 2006
	$	$	$
Related parties of other key management personnel
Fibora Pty Ltd, a related party of Mr David Knappick, a Director of a controlled entity and a key management person	225,000	(225,000)	—
Greenworth Pty Ltd, a related party of Mr Joseph Butta, a Director of a controlled entity and a key management person	150,000	(150,000)	—
Related parties of Directors
Ilwella Pty Ltd and Ganra Pty Ltd, related parties of Mr Brian Flannery	450,000	(450,000)	—
Gaffwick Pty Ltd and Travers Duncan Pty Ltd, related parties of Mr Travers Duncan	450,000	(450,000)	—

	1,275,000	(1,275,000)	—

Under the terms of the Share Sale and Purchase Agreement between Felix Resources Limited and White Mining Limited, no interest was payable on these loans. There have been no loans from related parties of Directors and other key management personnel during the 2007 financial year.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

4)	Loans to Directors and other key management personnel

Loan to Mr John Rawlins being a secured interest bearing loan, interest payable twice yearly at the ANZ Bank corporate rate for overdrafts exceeding $1 million.

	CONSOLIDATED 2007		CONSOLIDATED 2006
	Aggregate for key management personnel	Individuals with loans above $100,000 during the year	Aggregate for key management personnel	Individuals with loans above $100,000 during the year
	$	$	$	$
Balance at the start of the year	1,705,045	1,705,045	1,705,045	1,705,045
Interest payable for the year	172,210	172,210	165,730	165,730
Interest paid	(172,210)	(172,210)	(165,730)	(165,730)

Balance at the end of the year	1,705,045	1,705,045	1,705,045	1,705,045

Highest indebtedness during the year	1,705,045	1,705,045	1,705,045	1,705,045

Number of persons in the group aggregate at the end of the year	1		1

5)	Shares

Shares issued to related parties of Directors and other key management personnel are detailed in note 31.

35	CONTINGENT LIABILITIES AND CONTINGENT ASSETS

			CONSOLIDATED		THE COMPANY
			2007	2006	2007	2006
		Note	$000	$000	$000	$000

Guarantees
a)	Parent entity and consolidated entity
	Guarantees secured over deposits		1,582	143	1,505	65
	Performance guarantees provided to external parties		308	—	—	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute		2,123	1,350	2,123	—
b)	Joint ventures
	Guarantees secured over deposits		1,357	2,826	—	—
	Performance guarantees provided to external parties		12,069	13,257	12,000	12,880
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute		872	263	871	264

		20d	18,311	17,839	16,499	13,029

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

36	SEGMENT REPORTING

For the years ended 30 June 2007 and 2006, the consolidated entity operated predominately in one business and one geographic segment. The consolidated entity operated predominantly in Australia. The industry in which the consolidated entity operated was the exploration for and extraction of coal resources.

37	FINANCIAL INSTRUMENTS

a)	Interest rate risk

The consolidated entity’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the reporting date, are as follows:

		Fixed interest rate maturing in:
June 2007		Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non- interest bearing	Total carrying amount as per the balance sheet	Weighted average effective interest rate
		$000	$000	$000	$000	$000	$000%
(i)	Financial assets
	Current
	Cash & cash equivalents	17,420	35	—	—	5	17,460	5.14
	Trade and other receivables	—	6,967	—	—	29,473	36,440	25.00
	Non-current
	Trade and other receivables	—	—	1,705	—	5,379	7,084	10.10

		17,420	7,002	1,705	—	34,857	60,984	—

(ii)	Financial liabilities
	Current
	Payables	—	—	—	—	36,708	36,708	N/A
	Bank loans	8,581	1,669	—	—	—	10,250	7.96
	Lease liabilities	—	7,182	—	—	—	7,182	10.56
	Non-current
	Payables	—	—	—	—	4,417	4,417	N/A
	Bank loans	53,250	—	12,125	—	—	65,375	8.10
	Lease liabilities	—	—	17,530	—	—	17,530	9.27

		61,831	8,851	29,655	—	41,125	141,462

	Net financial assets/(liabilities)	(44,411)	(1,849)	(27,950)	—	(6,268)	(80,478)

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

		Fixed interest rate maturing in:
June 2006		Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non- interest bearing	Total carrying amount as per the balance sheet	Weighted average effective interest rate
		$000	$000	$000	$000	$000	$000%

(i)	Financial assets
	Current
	Cash & cash equivalents	79,185	83	—	—	99	79,367	5.57
	Trade and other receivables	—	—	—	—	31,956	31,956	N/A
	Non-current
	Trade and other receivables	—	—	4,365	—	4,445	8,810	19.03

		79,185	83	4,365	—	36,500	120,133

(ii)	Financial liabilities
	Current
	Payables	—	—	—	—	40,831	40,831	N/A
	Bank loans	15,342	1,258	—	—	—	16,600	7.73
	Lease liabilities	—	5,801	—	—	—	5,801	10.52
	Other loans	10,347	—	—	—	—	10,347	8.70
	Non-current
	Payables	—	—	—	—	4,039	4,039	N/A
	Bank loans	60,000	—	15,625	—	—	75,625	7.10
	Lease liabilities	—	—	24,106	—	—	24,106	9.69

		85,689	7,059	39,731	—	44,870	177,349

	Net financial assets/(liabilities)	(6,504)	(6,976)	(35,366)	—	(8,370)	(57,216)

N/A – not applicable for non-interest bearing financial instruments

b)	Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit risk on cash, deposits and forward exchange contracts is managed by ensuring that counterparties are recognised financial intermediaries with acceptable credit ratings.

Credit risk in trade receivables is managed in the following ways:

•	payment terms are set for individual customers;

•	a risk assessment process is used for all customers; and

•	letters of credit are required for those customers assessed as posing a higher risk.

Recognised financial instruments: The credit risk on financial assets of the consolidated entity which have been recognised in the balance sheet, is their carrying amount, net of any provision for doubtful debts.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

c)	Net fair values

All financial assets and liabilities have been recognised at the balance date at their net fair values. The following methods and assumptions are used to determine net fair values of financial assets and liabilities.

Recognised financial instruments

Cash and cash equivalents: The carrying amount approximates fair value because of their short term to maturity.

Current receivables and payables: The carrying value approximates fair value.

Non-current payables, bank loans and lease liabilities: The net fair value of non-current payables, bank loans and lease liabilities is determined by discounting the future cash flows, at market interest rates of similar borrowings, to their present value.

Forward exchange contracts: The fair values of forward exchange contracts is determined as the unrealised gain or loss at reporting date.

d)	Liquidity risk

Liquidity risk is the risk that the Group may encounter difficulties raising funds to meet commitments associated with financial instruments, e.g. borrowing repayments. It is the policy of the Board of Directors that Felix’s treasury maintain adequate committed credit facilities and the ability to close out market positions.

38	SUBSEQUENT EVENTS

a)	Derivative financial instruments

As set out in note 9b the consolidated entity enters into forward foreign exchange contracts to reduce the foreign exchange rate volatility of the consolidated entity’s revenue stream. Subsequent to balance date the consolidated entity entered into further forward foreign exchange contracts as noted below.

	Sell United States Dollars		Average Exchange Rates
	2007	2006	2007	2006
	US$000	US$000	US$	US$

Settlement

Less than 6 months	111,500	—	0.8159	—
6 months to 1 year	73,000	—	0.8018	—

	184,500	—	0.8103	—

b)	Sale of 10% in Moolarben Coal Project

On 30 June 2007 Felix, through two controlled entities, entered into an agreement with Sojitz Corporation for that company to purchase a 10% stake in the Moolarben Coal Project. This transaction was announced to the ASX on 2 July 2007. The purchase price is $90m and is subject to various conditions. Subsequent to 30 June 2007 some of these conditions were satisfied, including the formation of a new joint venture with Sojitz Corporation, the Moolarben Coal Joint Venture (refer notes 28d and 29a). Felix has recorded a net gain of $18m in the year ended 30 June 2007 (refer note 2c) in relation to the first tranche of the purchase price of $20m. The remaining purchase price of $70m is expected to be received in the year ending 30 June 2008.

c)	Appointment of a new Director

On 2 August 2007 Mr V. O’Rourke was appointed as a Director of Felix Resources Limited.

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APPENDIX II	FINANCIAL INFORMATION OF FELIX

39	NATIVE TITLE

Native title describes the rights and interests in Australia of Aboriginal and Torres Strait Islander peoples in land and waters, according to their traditional laws and customs. Native title claims exist over all or part of the areas covered by the consolidated entity’s exploration licences in South Australia, Queensland and New South Wales. Under the Native Title Act these areas are protected for all current and future mining operations on existing mining leases.

40	COMPANY DETAILS

The registered office and principal place of business of the company is:

Felix Resources Limited

Level 6

316 Adelaide Street

Brisbane, Qld, 4000

Australia

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APPENDIX III	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, which to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTEREST OF DIRECTORS AND SUPERVISORS OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of A Shares held as at the Latest Practicable Date (shares)
Yang Deyu	Vice Chairman of the Board	20,000

Wu Yuxiang	Director and Chief Financial Officer	20,000

Song Guo	Chairman of the Supervisor Committee	1,800

All the interests disclosed above represent long position in the A Shares.

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3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no other persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of issued share capital	Percentage in the total issued share capital
Yankuang Group Corporation Limited (Note 2)	Domestic Shares (State-owned legal person shares)	2,600,000,000(L)	Beneficial owner	Corporate	87.84%(L)	52.86%(L)

Templeton Asset Management Ltd.	H Shares	137,352,000(L)	Investment manager	Corporate	7.01%(L)	2.79%(L)

Alliance Bernstein L.P.	H Shares	117,622,000(L) (Note 3)	Investment manager and interests of controlled corporations	Corporate	6.01%(L)	2.39%(L)

UBS AG	H Shares	102,623,271(L) 21,320,458(S) (Note 4)	Beneficial owner, Person having a security interest in shares and interests of controlled corporations	Corporate	5.24%(L) 1.09%(S)	2.09%(L) 0.43%(S)

JP Morgan Chase & Co.	H Shares	99,181,545(L) 1,994,511(S) 70,829,785(P)	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	5.06%(L) 0.10%(S) 3.62%(P)	2.02%(L) 0.04%(S) 1.44%(P)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	Mr. Wang Xin, a Director, is the vice chairman of the board, the general manager and the party committee deputy secretary of Yankuang Group.

Mr. Geng Jiahuai, a Director, is the chairman of the board and the party committee secretary of Yankuang Group.

Mr. Yang Deyu, a Director, is a director of Yankuang Group.

Mr. Shi Xuerang, a Director, is a deputy general manager of Yankuang Group.

Mr. Chen Changchun, a Director, is the chief accountant, a director and the chief legal advisor of Yankuang Group.

Mr. Song Guo, a supervisor of the Company, is a deputy secretary of the party committee of Yankuang Group.

Mr. Zhou Shoucheng, a supervisor of the Company, is the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group.

Mr. Zhang Shengdong, a supervisor of the Company, is the assistant to the general manager, the deputy chief accountant and the head of the finance department.

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Ms. Zhen Ailan, a supervisor of the Company, is the deputy director of the audit department of Yankuang Group.

3.	The long positions in H Shares included 113,606,000 H Shares held as investment manager and 4,016,000 H Shares held as interests of controlled corporations.
4.	The long positions in H Shares included 94,980,341 H Shares held as beneficial owner, 4,475,930 H Shares held as person having a security interest in shares and 3,167,000 H Shares held as interests of controlled corporations. Among the aggregate interest in the long positions in H Shares, 31,607,503 H Shares were held as derivatives.

The short positions in H Shares included 19,088,828 H Shares held as beneficial owner and 2,231,630 H Shares held as interests of controlled corporations. Among the aggregate interest in the short positions in H Shares, 17,821,458 H Shares were held as derivatives.

5.	The long positions in H shares included 13,192,292 H Shares held as beneficial owner, 15,159,468 H Shares held as investment manager and 70,829,785 H shares held as custodian corporation/approved lending agent. The short position in H Shares were held as beneficial owner, among which 1,307,511 H Shares were held as derivatives.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

6.      DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

7. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited consolidated financial statements of the Group were made up to.

8.      LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

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9. MATERIAL CONTRACTS

1.	the Scheme Implementation Agreement;

2.	acquisition agreement dated 24 July 2009 entered into between the Company and Shandong Chuangye Investment and Development Limited in relation to the acquisition of 14.21% equity interest in Shandong Hua Ju Energy Limited (“Hua Ju Energy”) for a consideration of RMB116.30 million;

3.	acquisition agreement dated 24 July 2009 entered into between the Company and Jining Shengdi Investment Management Company Limited in relation to the acquisition of 6.9% equity interest in Hua Ju Energy for a consideration of RMB56.4216 million;

4.	acquisition agreement dated 24 July 2009 entered into between the Company and Ms. Wu Zenghua in relation to the acquisition of 0.03% equity interest in Hua Ju Energy for a consideration of RMB0.2835 million;

5.	acquisition agreement dated 24 October 2008 entered into between the Company and Yankuang Group Corporation Limited in relation to the acquisition of 74% equity interest in Hua Ju Energy for a consideration of RMB593.24 million; and

6.	acquisition agreement dated 4 December 2007 entered into between Heze Neng Hua and Yankuang Group Corporation Limited in relation to the acquisition of the mining rights of Zhaolou Coal Mine for a consideration of RMB747.3 million.

10. MISCELLANEOUS

(a)	Mr. Zhang Baocai is a director and the Company Secretary of the Company. Mr. Zhang is a PRC qualified accountant.

(b)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c) The registered office of the Company is 298 Fushan South Road, Zoucheng City, Shandong Province 273500, PRC.

(d)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Company’s principal place of business in Hong Kong at Rooms 2608-10, 26/F, The Center, 99 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) for a period of 14 days from the date of this circular:

1. the articles of associations of the Company;

2. each of the contracts set out under the paragraph headed “Material Contracts” in this Appendix;

3. the annual reports of the Group for the two financial years ended 31 December 2007 and 2008; and

4.	this circular.

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About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310